CONFIDENTIAL TREATMENT REQUESTED

As confidentially submitted with the U.S. Securities and Exchange Commission on January 31, 2018.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SELECT INTERIOR CONCEPTS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	1520	47-4640296
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4900 East Hunter Avenue

Anaheim, California 92807

(714) 701-4200

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Tyrone Johnson

Chief Executive Officer

Select Interior Concepts, Inc.

4900 East Hunter Avenue

Anaheim, California 92807

(714) 701-4200

(Address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Mark J. Kelson, Esq. William Wong, Esq. Greenberg Traurig, LLP 1840 Century Park East, Suite 1900 Los Angeles, California 90067 Tel: (310) 586-3856 Fax: (310) 586-0556	Jonathan H. Talcott, Esq. Nelson Mullins Riley & Scarborough LLP 101 Constitution Avenue, NW, Suite 900 Washington, DC 20001 Tel: (202) 689-2806 Fax: (202) 689-2862

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☑ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☑

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A Common Stock, par value $0.01 per share	$	$

(1)	Estimated solely for purposes of determining the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes shares of common stock that may be purchased by the underwriters pursuant to their over-allotment option and shares of common stock offered by the selling stockholders under the IPO Prospectus and the Selling Stockholders Resale Prospectus contained in this Registration Statement.

(3)	Calculated in accordance with Rule 457(o) of the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

IPO Prospectus and Selling Stockholders Resale Prospectus

This Registration Statement contains two forms of prospectuses:

(1)	IPO Prospectus. A prospectus (which we refer to as the “IPO Prospectus”) to be used in connection with the initial public offering of our Class A common stock, par value $0.01 per share (which we refer to as our “Class A Common Stock”). We are offering shares of our Class A Common Stock ( shares if the underwriters exercise in full their over-allotment option to purchase additional shares of our Class A Common Stock), and the selling stockholders named in this prospectus are offering shares of our Class A Common Stock, through the underwriters named on the cover page of the IPO Prospectus.

(2)	Selling Stockholders Resale Prospectus. A prospectus (which we refer to as the “Selling Stockholders Resale Prospectus”) to be used by selling stockholders for the resale of shares of our Class A Common Stock.

The Selling Stockholders Resale Prospectus is substantively identical to the IPO Prospectus, except for the following principal differences:

(a)	the Selling Stockholders Resale Prospectus has different front and back covers than the IPO Prospectus;

(b)	all references in the IPO Prospectus to “this offering” will be changed to “the IPO,” defined as the underwritten initial public offering of our Class A Common Stock, in the Selling Stockholders Resale Prospectus;

(c)	all references in the IPO Prospectus to “underwriters” will be changed to “underwriters of the IPO” in the Selling Stockholders Resale Prospectus;

(d)	all references in the IPO Prospectus to “$ per share, which is the midpoint of the price range set forth on the cover page of this prospectus” will be changed to “$ per share, which is the midpoint of the price range set forth on the cover page of the IPO Prospectus” in the Selling Stockholders Resale Prospectus;

(e)	the following sections in the Selling Stockholders Resale Prospectus are different than the corresponding sections in the IPO Prospectus:

•	“Summary—The Offering”;

•	“Use of Proceeds”;

•	“Selling Stockholders”;

•	“Description of Capital Stock—Registration Rights Agreement”;

•	“Shares Eligible for Future Sale—General”; and

•	“Legal Matters”;

(f)	the following sections in the IPO Prospectus are deleted from the Selling Stockholders Resale Prospectus:

•	“Summary—Selling Stockholders”;

•	“Risk Factors—Risks Related to this Offering and Ownership of our Class A Common Stock—The offering price per share of our Class A Common Stock offered under this prospectus may not accurately reflect the value of your investment”;

•	“Risk Factors—Risks Related to this Offering and Ownership of our Class A Common Stock—If you purchase Class A Common Stock in this offering, you will experience immediate dilution”;

•	“Capitalization”; and

•	“Dilution”;

(g)	the Selling Stockholders Resale Prospectus contains the following sections which are not in the IPO Prospectus:

•	“Summary—Recent Developments—Initial Public Offering”; and

•	“Our Business—Recent Developments—Initial Public Offering”;

(h)	the “Underwriting” section in the IPO Prospectus is deleted from the Selling Stockholders Resale Prospectus and a “Plan of Distribution” section is inserted in its place; and

(i)	all references in the IPO Prospectus to the “Underwriting” section will be changed to refer to the “Plan of Distribution” section in the Selling Stockholders Resale Prospectus.

We have included in this Registration Statement, after the financial statements and the outside back cover of the IPO Prospectus, a set of alternate pages and sections reflecting items (a), (e), (g), and (h) above. We will include the Selling Stockholders Resale Prospectus in its entirety in a subsequent amendment to this Registration Statement.

FAST Act

While our financial statements and information for the nine months ended September 30, 2017 and 2016, and the fiscal year ended December 31, 2015, are otherwise required by Regulation S-X at the time of the initial submission of this Registration Statement, we are an “emerging growth company” (as defined in Section 2(a) of the Securities Act) and reasonably believe that such financial statements and information will not be required to be included in this Registration Statement at the time of the contemplated offering. Accordingly, pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act and Item II(C) of the General Instructions of Form S-1, we are not including in this Registration Statement our financial statements and information for the nine months ended September 30, 2017 and 2016, and the fiscal year ended December 31, 2015, because we expect to file our financial statements and information for the fiscal year ended December 31, 2017 in a subsequent amendment to this Registration Statement before it is declared effective by the SEC.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities, nor a solicitation of an offer to buy these securities, in any jurisdiction where the offer, solicitation, or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 31, 2018

PRELIMINARY PROSPECTUS

            Shares

Select Interior Concepts, Inc.

Class A Common Stock

This is the initial public offering of our Class A common stock, par value $0.01 per share (which we refer to as our “Class A Common Stock”). We are offering              shares of our Class A Common Stock, and the selling stockholders named in this prospectus are offering              shares of our Class A Common Stock. We will not receive any proceeds from the sale of the shares of our Class A Common Stock by the selling stockholders. We currently expect the initial public offering price to be between $        and $        per share of our Class A Common Stock.

Prior to this offering, there has been no public market for the shares of our Class A Common Stock. We intend to apply to list the shares of our Class A Common Stock on the NASDAQ Global Select Market under the symbol “SIC.”

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, under applicable federal securities laws and are eligible for reduced public company reporting requirements. See “Summary—Emerging Growth Company Status.”

Investing in our Class A Common Stock involves risks. See “Risk Factors” beginning on page 14.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$
Proceeds to the Selling Stockholders (before expenses)	$	$

(1)	See “Underwriting” for additional information regarding compensation payable to the underwriters.

We have granted the underwriters the right to purchase up to              additional shares of our Class A Common Stock to cover over-allotments, if any.

The underwriters expect to deliver the shares to purchasers on or about                 , 2018 through the book-entry facilities of The Depository Trust Company.

B. Riley FBR

The date of this prospectus is                     , 2018.

You should rely only on the information contained in this prospectus or any free writing prospectus prepared by us. We have not authorized anyone to provide you with any information, other than the information contained in this prospectus or any free writing prospectus prepared by us, and we take no responsibility for any other information that others may give you. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any free writing prospectus prepared by us is accurate only as of the date on its respective cover, regardless of the time of delivery of this prospectus or any free writing prospectus or the time of any sale of shares of our Class A Common Stock. Our business, properties, results of operations, financial condition, or prospects may have changed since those dates.

As used in this prospectus, unless the context otherwise requires or indicates, references to our “Company,” “we,” “our,” “us,” and similar expressions, refer to Select Interior Concepts, Inc. and its subsidiaries and affiliates, including our primary operating subsidiaries Residential Design Services, LLC and Architectural Surfaces Group, LLC.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus, but it does not contain all of the information that you may consider important before deciding to invest in our Class A Common Stock. Therefore, you should read this entire prospectus carefully, including, in particular, the sections entitled “Risk Factors” beginning on page 14 of this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes, before making an investment decision. Some of the statements in this summary constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Our Company

Select Interior Concepts, Inc. is a Delaware corporation that was restructured in November 2017 to specifically build upon a diversified building products and services company with market-leading capabilities in interior design and selection services, merchandising, and complex supply chain management. Through our two primary operating subsidiaries, Residential Design Services, LLC (which we refer to as “RDS”), and Architectural Surfaces Group, LLC (which we refer to as “ASG”), we import and distribute natural and engineered stone slabs for kitchen and bathroom countertops, operate design centers that merchandise high value and high margin interior products, and provide installation services. Our interior product offerings include flooring, countertops, wall tile, finish carpentry, shower enclosures, and mirrors. We also import and distribute specialty tiles and other related products. We operate predominantly in the residential construction market, primarily single-family homes with a growing presence in multifamily housing. For the twelve months ended December 31, 2017, approximately 75% of our consolidated revenue was derived from new construction and approximately 25% was earned in the repair and remodel (which we refer to as “R&R”) market.

RDS was founded in 1988 and is a leading outsourced interior solutions partner for national and regional production homebuilders in the markets we serve. RDS partners with homebuilders by entering into exclusive service agreements at the inception of new development projects to provide a single-source solution for interior design, homebuyer consultations, product sourcing, distribution, and installation needs of homebuilders and their customers. In conjunction with these service agreements, RDS had calculated backlog in excess of $370 million across an estimated 17,000 unique lots as of December 31, 2017. RDS interacts directly with homebuyers to determine interior design, styling, and product/upgrade selections, and it operates 16 design centers that enable homebuyers to view and select flooring (56% of RDS’ 2017 revenue), countertops and wall tile (30%), finish carpentry (including baseboards, crown molding, wainscoting, door systems, and shutters) (4%), and other products and services (10%). After the consultations with homebuyers, RDS is responsible for the procurement and installation (either directly or through a sub-contractor) of the selections made. RDS maintains three strategically located countertop fabrication shops and ten warehouses. RDS operates throughout California and in Reno, Nevada and Phoenix, Arizona—among the fastest growing residential housing markets in the United States.

ASG traces its history to Architectural Granite & Marble, LLC (which we refer to as “AG&M”), which was founded in 1992. ASG imports and distributes primarily natural and engineered stone slabs, as well as tile, through 16 locations across its brands. ASG maintains a broad domestic footprint with market-specific products, serving the North East, South East, South West, Mountain West, and West Coast. ASG offers a distinctive and targeted merchandising strategy, and its showrooms, which cater to professional interior designers as well as homeowners, are staffed by product and design experts who focus on the customer experience. As a result of its geographic reach and product knowledge, ASG has successfully secured exclusive rights to leading products that are marketed under ASG’s MetroQuartz® and PentalQuartz® brands.

Our platform originated in September 2014, when affiliates of Trive Capital Management LLC (which we refer to as “Trive Capital”) acquired RDS, which in turn acquired the assets of PT Tile Holdings, LP (which we refer to as “Pinnacle”) in February 2015, and Greencraft Holdings, LLC (which we refer to as “Greencraft”) in December 2017. Tyrone Johnson and Kendall R. Hoyd joined RDS in 2015 as Chief Executive Officer and Chief Financial Officer of RDS, respectively. Affiliates of Trive Capital also formed a consolidation platform in the stone countertop market by acquiring the assets of AG&M in June 2015, which in turn acquired the assets of Bermuda Import-Export, Inc. (which we refer to as “Modul”) in July 2016, Pental Granite and Marble, LLC (which we refer to as “Pental”) in February 2017, and the assets of Cosmic Stone & Tile Distributors, Inc. (which we refer to as “Cosmic”) in October 2017, and these acquired businesses were combined to form ASG. ASG is led by Sunil Palakodati, who joined as Chief Executive Officer of ASG in August 2016.

In November 2017, our Company, Select Interior Concepts, Inc., entered into a series of restructuring transactions (which we refer to as the “November 2017 restructuring transactions”) pursuant to which it acquired all of the outstanding equity interests in each of RDS and ASG, including all of their respective wholly-owned subsidiaries, each of which entities, including our Company, were then under common control by affiliates of Trive Capital. Following the November 2017 restructuring transactions, our Company became a holding company that wholly owns RDS and ASG, and Tyrone Johnson, Kendall R. Hoyd, and Sunil Palakodati became our Chief Executive Officer, our Chief Financial Officer, and the President—ASG, respectively. The following diagram shows our current organizational and ownership structure:

November 2017 Private Offering and Private Placement

In November 2017, we completed a private offering and private placement pursuant to which we issued an aggregate of 21,750,000 shares of our Class A Common Stock, which included shares issued pursuant to the exercise of the option granted by us to the initial purchaser and placement agent thereunder, in reliance upon the exemptions from the registration requirements of the Securities Act of 1933, as amended (which we refer to as the “Securities Act”), provided by Rule l44A, Regulation S, and Rule 506 of Regulation D under the Securities Act (which we refer to as the “November 2017 private offering and private placement”). We received net proceeds of $244.1 million from the November 2017 private offering and private placement, and we used $122.8 million in connection with the November 2017 restructuring transactions, which includes our acquisition of all of the outstanding equity interests in each of RDS and ASG and the repurchase by us of shares of our Class B common stock, par value $0.01 per share (which we refer to as our “Class B Common Stock”) from existing stockholders, and $112.8 million to repay our outstanding indebtedness, with the remaining $8.5 million of the net proceeds being used for working capital and general corporate purposes.

Our Competitive Strengths

We believe that our competitive strengths include:

Comprehensive Suite of Product and Service Offerings.  Our customers prefer to work with a small number of reliable partners that offer a broad suite of products and services. RDS and ASG have been built accordingly, and we believe that our businesses offer the most comprehensive product sets and services in the market. RDS provides a turnkey homebuyer management process (interior design and product selection) and installation service for homebuilder customers, which depend on RDS to provide the homebuyer with a comprehensive interior product offering that includes flooring, countertops and wall tile, finish carpentry, shower enclosures, mirrors, and window coverings. ASG’s customers, which include architects, interior designers, homeowners, and countertop fabricators, rely on ASG to provide a full suite of products that includes in-demand surface materials, including natural stone slabs, engineered stone slabs—notably high-end quartz products that are exclusively marketed through ASG—and related products such as tile. Our acquisition strategy similarly focuses on expanding our geographic footprint and expanding our product offering, which may include cabinetry, lighting, bathroom fixtures, and appliances for RDS and new materials, such as advanced porcelain, for ASG.

Exceptional Customer Experience.  We believe that the customer experience we provide distinguishes us from our competition and is a critical driver of our success. Key elements of our customer experience include:

Highly Trained Design Center Staff and Sales Consultants.  Our merchandising efforts are designed to expand our customer base while achieving the highest level of current-customer satisfaction. At RDS design centers, design consultants possess industry-leading reputations and superior skill sets. The designers are highly knowledgeable about interior design trends, materials, and options, and a majority have technical training and certifications from interior design schools. Based on our customer surveys, over 95% of homebuyers are satisfied by the RDS design consultation experience, demonstrating the results of our homebuyer focus. Similarly, ASG’s facilities are staffed by knowledgeable and helpful sales associates that maintain high-end, well-designed showrooms with convenient product displays. ASG sales teams establish and expand relationships with architecture and design (which we refer to as “A&D”) firms, kitchen and bath dealers, and countertop fabricators / installers, which we believe drive stronger sales and higher satisfaction levels.

Superior Quality.  RDS maintains in-house countertop fabrication, light manufacturing, and installation capabilities, which enable it to meet demanding customer schedules and quality standards. Reliable countertop fabrication, light manufacturing, and installation services drive on-time project completion, greater satisfaction for homebuyers, and higher profitability for homebuilders. At ASG, suppliers are selected based on a stringent, hands-on inspection process, which results in a higher-quality, more consistent product and better countertop fabricator yields with minimal waste. ASG also offers branded products, including being the exclusive provider of products marketed under ASG’s MetroQuartz® and PentalQuartz® brands. Both brands are known in the industry for superior quality, which further enhances ASG’s reputation industry-wide.

Sophisticated, Global Supply Chain.  We maintain a global and diverse supplier network with extensive procurement resources that promote continuity of supply. We enjoy long-standing relationships with over 500 suppliers, which enable sourcing of quality products to meet a broad range of customer preferences and specifications. Our national footprint provides visibility into local trends that drive highly tailored product procurement at competitive pricing, which allows for efficient working capital management. We believe that our unique merchandising capabilities encourage suppliers to partner with us on an exclusive basis, which provides us a competitive market advantage. We believe that the strength of our supplier relationships delivers priority purchasing power and differentiates us from our competitors.

Significant Backlog with Visibility into Future Financial Performance.  RDS is awarded homebuilder development contracts that provide visibility into future revenue. RDS defines backlog as the expected revenue value of remaining lots to be fulfilled under existing service agreements for active residential developments. As of December 31, 2017, RDS had calculated backlog in excess of $370 million across an estimated 17,000 unique lots. Backlog increased each of the past three years, despite consecutive records for revenue in each of those years. Based on historical experience, we estimate that approximately 90% of current backlog will be realized over the next 18 to 24 months. In addition to providing visibility into our future financial performance, RDS’ backlog also demonstrates the strength of our partnerships with some of the largest and most respected production homebuilders in the United States. Additionally, ASG’s high-volume fabrication and design customers provide us with visibility into their supply chain and sales programs in order to ensure reliable supply. Approximately 92% of ASG’s revenue is from recurring customers with whom ASG has long-standing, cooperative relationships, demonstrating good visibility into ASG’s future revenue profile.

Long-Standing Relationships with Leading, Blue Chip Customers.  RDS serves a mix of production homebuilders, multifamily accounts, and high-volume builders of luxury homes. In 2017, RDS’ top ten customers had an average relationship tenure of 15 years, demonstrating the strength of RDS’ partnerships as well as the trust it has earned as a critical component of the homebuilding process. ASG also has long-standing relationships with large A&D firms, kitchen and bath dealers, and fabricators. ASG enjoys an impressive customer retention rate of approximately 92%. We believe that ASG’s expanded geographic footprint with premier design centers will drive stronger demand from these large regional and national customers.

Scalable Platform, IT Infrastructure, and a Track Record of Accretive Acquisitions.  We have built our RDS and ASG platforms to be scalable and to maximize organic and acquisition-driven growth. Critically, we have deployed IT systems that standardize our approach to human resources and labor management, vendor relationships, and interconnectivity. Our system roll-out and management processes represent a repeatable “playbook” for on-boarding newly acquired businesses, with minimal disruption to our existing operations and those of our acquisitions. In the last three years, we have completed five acquisitions, the most notable of which was the acquisition of Pental to form ASG. Pental represents a transformative acquisition, which significantly expanded our geographic reach and product offering. As a result of our multi-regional platform, we are well positioned to continue as a consolidator in our markets, identifying and successfully integrating acquisitions into our existing operations to achieve higher revenue, reduced expenses, and improved cash flow.

Experienced Management Team with Track Record of Driving Growth.  We are led by Tyrone Johnson, our Chief Executive Officer, Kendall R. Hoyd, our Chief Financial Officer, and Sunil Palakodati, the President—ASG. Messrs. Johnson, Hoyd, and Palakodati have a combined 52 years in the building products and construction industries. Prior to their current roles, Messrs. Johnson, Hoyd, and Palakodati held senior executive positions with M&A responsibility at OmniMax International, Inc. (formerly Euramax International, Inc.), Trussway Holdings, Inc., and Masco Corporation, respectively.

Our Growth Strategy

Our growth strategy includes:

Expand Geographically through Greenfield Investment.  We believe that our Greenfield initiatives are low risk and offer high location returns. For seven Greenfield locations established between 2016 and 2017, the average investment—including inventory, start-up costs, capital expenditures and estimated operating losses during a ramp up period—was approximately $2.4 million. We estimate that the same locations will average approximately $1.4 million of location operating income at the end of 15 months, the time at which we believe these locations are operating at normal scale. Accordingly, we project that our average return on invested capital at 15 months would be approximately 59%. Based on current market assessments and with greater access to capital following the completion of this offering, we believe we can open four to six Greenfield locations a year for the foreseeable future.

Offer New Products and Services.  We will seek to expand the suite of products and services that we provide to our customers. For RDS, cabinets represent a particularly attractive adjacent product expansion opportunity, and we have implemented a plan to expand our product offering accordingly. Many long-term homebuilder customers have identified cabinet supply and installation as an area that is problematic in the construction process. We believe that our existing capabilities and relationships can facilitate a successful product extension. RDS management is also evaluating appliances, doors, windows, and other products for similar opportunities. ASG is pursuing exclusive distribution rights from leading manufacturers, which is possible as a result of its expanded geographic footprint and national prominence following the acquisition of Pental. ASG management is also evaluating additional materials, including porcelain surfaces, for distribution within and cross-selling throughout the ASG network.

Accelerate Penetration of Existing Markets.  We believe that we have several opportunities to expand market penetration and capture additional market share. For RDS, the multifamily market is largely unpenetrated and represents a significant growth opportunity. RDS has an estimated 3% market share of multifamily construction in its current geographies, and management is targeting a 10% market share over five years. At ASG, management is focused on cross-selling products, expanding our service radius into neighboring regions, and identifying new customers. ASG management is also accelerating the build-out of recently opened Greenfield sites, aiming to achieve full revenue and EBITDA potential sooner.

Identify and Pursue New Customer Segments.  RDS intends to pursue opportunities in the untapped $300+ billion R&R market. We believe that RDS’ design centers and staff are well positioned to serve the needs of R&R customers, thereby increasing design center utilization and expanding margins. In addition, RDS intends to target smaller homebuilders (typically with smaller developments), which currently receive no sales coverage from RDS. At ASG, management is identifying new customer segments, including builders and dealers, which historically have not been central to the ASG sales effort. We believe that these initiatives will accelerate our revenue growth with limited capital investment or increased cost.

Acquisitions.  We intend to pursue acquisitions that bolster our existing geographic reach, facilitate expansion into new regions, and provide new product or service capabilities. Acquisitions that give us direct contact with homebuyers / homeowners are particularly valuable, as we believe that our merchandising strategies differentiate us from our competitors and drive customer satisfaction. Since the acquisitions of RDS and AG&M, two bolt-on acquisitions have been successfully integrated to achieve higher revenue, reduced expenses, and improved cash flow. We closed on three more acquisitions in 2017 and are in the process of integrating them with their parent divisions. We also currently have another acquisition target under a non-binding letter of intent, and we believe that this target can be acquired at a price that is accretive before factoring in synergies. We also have a pipeline of acquisition candidates with whom we are in preliminary discussions, but none of which is considered probable at this time.

Summary Risk Factors

An investment in the shares of our Class A Common Stock involves risks. You should consider carefully the risks discussed below and described more fully, along with other risks, under “Risk Factors” in this prospectus before investing in our Class A Common Stock.

•	The industry in which we operate is dependent upon the homebuilding industry, repair and remodeling activity, the economy, the credit markets, and other important factors.

•	Our business is cyclical and significantly affected by changes in general and local economic conditions.

•	Our industry and the markets in which we operate are highly fragmented and competitive, and increased competitive pressure may adversely affect our businesses, financial condition, results of operations, and cash flows.

•	Product shortages, loss of key suppliers or failure to develop relationships with qualified suppliers, our dependence on third-party suppliers and manufacturers, or the development of alternatives to distributors in the supply chain, could adversely affect our businesses, financial condition, results of operations, and cash flows.

•	The importation of building materials into the United States could expose us to additional risk.

•	The loss of any of our significant customers or a reduction in the quantity of products they purchase could affect our financial health.

•	We may not timely identify or effectively respond to consumer needs, expectations or trends, which could adversely affect our relationship with customers, the demand for our products and services and our market share.

•	The success of our businesses depends, in part, on our ability to execute on our growth strategy, which includes opening new branches and pursuing strategic acquisitions.

•	Our acquisition strategy exposes us to significant risks and additional costs.

•	Any inability to successfully integrate our recent or future acquisitions could have a material adverse effect on us.

•	We cannot assure you that we will achieve synergies and cost savings in connection with acquisitions.

•	We may not be able to expand into new geographic markets, which may impact our ability to grow our businesses.

•	We may use leverage in executing our business strategy, which may adversely affect our business.

•	If we fail to implement and maintain an effective system of internal controls, we may not be able to accurately determine our financial results or prevent fraud. As a result, our stockholders could lose confidence in our financial results, which could materially and adversely affect us.

•	We are a holding company and conduct all of our operations through our subsidiaries.

•	There is currently no public market for shares of our Class A Common Stock, a trading market for our Class A Common Stock may never develop following this offering, and our Class A Common Stock prices may be volatile and could decline substantially following this offering.

•	Future sales of our Class A Common Stock, other securities convertible into our Class A Common Stock, or our preferred stock could cause the value of our Class A Common Stock to decline and could result in dilution of your shares.

•	Future offerings of debt securities, which would rank senior to our common stock upon our bankruptcy liquidation, and future offerings of equity securities that may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (which we refer to as the “JOBS Act”). As such, we are eligible to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to SEC reporting companies. For so long as we remain an emerging growth company we will not be required to, among other things:

•	present more than two years of audited financial statements and two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure in our registration statement of which this prospectus forms a part;

•	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (which we refer to as the “Sarbanes-Oxley Act”);

•	disclose certain executive compensation related items, as we will be subject to the scaled disclosure requirements of a smaller reporting company with respect to executive compensation disclosure; and

•	seek stockholder non-binding advisory votes on certain executive compensation matters and golden parachute arrangements.

We have elected to adopt the reduced disclosure requirements available to emerging growth companies. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

The JOBS Act also permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result, our financial statements may not be comparable to companies that comply with public company effective dates.

We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that are held by non-affiliates exceeds $700 million as of the prior June 30th, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Corporate Information

Our principal executive offices are located at 4900 East Hunter Avenue, Anaheim, California 92807. Our main telephone number is (888) 701-4737. Our internet website is www.selectinteriorconcepts.com. The information contained in, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this prospectus.

The Offering

Class A Common Stock Offered by Us	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Class A Common Stock Offered by the Selling Stockholders	shares.

Class A Common Stock to be Outstanding Immediately After this Offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Underwriters’ Over-Allotment Option to Purchase Additional Shares	We have granted to the underwriters an option to purchase up to additional shares of our Class A Common Stock from us at the initial public offering price less the underwriting discounts and commissions to cover over-allotments, if any, for a period of 30 days from the date of this prospectus.

Use of Proceeds	We expect to receive net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us of approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase up to additional shares of our Class A Common Stock), based on an assumed public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

We intend to use the net proceeds from this offering (including any additional proceeds that we may receive if the underwriters exercise their option to purchase additional shares of our Class A Common Stock) primarily to finance the opening of new branches, and, to the extent not used for opening new branches, we intend to use the net proceeds for working capital and general corporate purposes, including acquisitions. See “Use of Proceeds.”

We will not receive any proceeds from the sale of shares of our Class A Common Stock by the selling stockholders in this offering.

Dividend Policy	We currently intend to retain our future earnings, if any, to finance the development and expansion of our businesses and, therefore, do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments, and such other factors as our board of directors deems relevant in its discretion. See “Dividend Policy.”

NASDAQ Symbol	We intend to apply to list the shares of our Class A Common Stock on the NASDAQ Global Select Market under the symbol “SIC.”

Risk Factors	Investing in our Class A Common Stock involves a high degree of risk. For a discussion of factors you should carefully consider before making an investment decision, see “Risk Factors” beginning on page 14.

Except as otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional shares of our Class A Common Stock to cover over-allotments, if any.

The number of shares of our Class A Common Stock to be outstanding immediately after this offering:

(i)	includes an aggregate of 3,864,626 shares of Class A Common Stock that will be issued in connection with the automatic conversion of the same number of shares of our Class B Common Stock (representing all the shares of Class B Common Stock that are outstanding immediately prior to this offering), upon the registration statement of which this prospectus forms a part being declared effective by the SEC and the shares of our Class A Common Stock being listed on the NASDAQ Global Select Market by May 31, 2018, each of which should be effected prior to or upon the completion of this offering;

(ii)	does not include an aggregate of 358,451 shares of restricted stock, subject to vesting, that have been granted under our 2017 Incentive Compensation Plan;

(iii)	does not include an aggregate of 1,848,727 shares of our common stock remaining and reserved for awards that may be granted in the future under our 2017 Incentive Compensation Plan; and

(iv)	does not include up to shares of our Class A Common Stock issuable upon the exercise in full by the underwriters of their option to purchase additional shares.

Summary of Selected Financial Information

The following sets forth our selected consolidated financial and operating information on a historical and pro forma basis. You should read the following summary of selected consolidated financial information in conjunction with our historical combined consolidated financial statements, our historical consolidated financial statements, our unaudited pro forma condensed consolidated financial statements, and the related notes thereto, and with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

In February 2017, we acquired all of the equity interests (which we refer to as the “Pental Acquisition”) in Pental Granite and Marble, LLC (which we refer to as “Pental”). The unaudited pro forma condensed consolidated financial information set forth below gives effect to the Pental Acquisition as if it had occurred as of January 1, 2017, and has been prepared to reflect adjustments to our historical financial information that are (i) directly attributable to the Pental Acquisition, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed consolidated statements of operations information, expected to have a continuing impact on our results. The unaudited pro forma condensed consolidated financial information includes various estimates which are subject to material change and may not be indicative of what may be expected to occur in the future. The unaudited pro forma condensed consolidated statements of operations information does not include non-recurring items, including, but not limited to, acquisition-related legal and advisory fees. The unaudited pro forma condensed consolidated financial information reflects the impact of:

•	the Pental Acquisition; and

•	other adjustments related to the Pental Acquisition described in the explanatory notes to the unaudited pro forma condensed consolidated financial information.

See the introduction and the related notes to the unaudited pro forma condensed consolidated financial statements, included elsewhere in this prospectus, for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma condensed consolidated financial information.

The historical statement of income information of Pental used in the preparation of the unaudited pro forma condensed consolidated statement of operations information set forth below has been derived from the historical financial statements of Pental Granite & Marble, Inc.

Our summary selected historical consolidated statement of operations information for the year ended December 31, 2016, and our related summary selected historical consolidated balance sheet information as of December 31, 2016, have been derived from the historical audited combined consolidated financial statements of Residential Design Services, LLC (f/k/a TCFI LARK LLC) (which we were refer to as “RDS”) and Architectural Surfaces Group, LLC (f/k/a TCFI G&M LLC) (which we refer to as “ASG”), our primary operating subsidiaries, as of and for the year ended December 31, 2016, which are included elsewhere in this prospectus.

Our summary selected historical consolidated statement of operations information for the year ended December 31, 2017, and our related summary selected historical consolidated balance sheet information as of December 31, 2017, have been derived from our historical audited consolidated financial statements as of and for the year ended December 31, 2017, which are included elsewhere in this prospectus.

The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period.

	Year Ended December 31,
(dollars in thousands, except per share amounts)	Pro Forma(1) 2017	2017	2016
	(unaudited)
Consolidated Statement of Operations Information:
Revenue	$	$	$234,077
Cost of revenue			167,247

Gross profit			66,830
Sales and marketing			11,189
General & administrative			41,216

Operating expenses			52,405
Interest expense			4,736
Other expense, net			1

Income before tax expense			9,689

Income tax expense			2,634

Net Income	$	$	$7,055

Select Balance Sheet Information (end of period):
Cash and cash equivalents	$	$	$4,727
Inventory			31,654
Accounts receivable			27,904
Other current assets			848
Total assets			136,507
Accounts payable			20,988
Accrued liabilities			6,417
Total debt			59,940
Total liabilities			96,766
Equity			39,741

Other Operating and Financial Information:
Operating income	$	$	$14,425
Depreciation	$	$	$2,045
Amortization	$	$	$7,142
EBITDA(2)	$	$	$23,612
EBITDA adjustments	$	$	$3,801
Adjusted EBITDA(2)	$	$	$27,413

(1)	For more information regarding the unaudited pro forma condensed consolidated financial information reflecting the Pental Acquisition, see the unaudited pro forma condensed consolidated financial statements beginning on Page F-42.

EBITDA and Adjusted EBITDA Reconciliation

The following table presents our EBITDA and Adjusted EBITDA on a historical consolidated basis for the years ended December 31, 2017 and 2016, and on a pro forma consolidated basis for the year ended December 31, 2017. EBITDA and Adjusted EBITDA are not measurements of financial performance under United States generally accepted accounting principles (which we refer to as “GAAP”) and should not be considered as an alternative to net income as a measure of performance or to net cash flows provided by (used in) operations as a measure of liquidity. Adjusted EBITDA is a non-GAAP financial measure we use as a supplemental measure in evaluating operating performance. We define Adjusted EBITDA as consolidated net income before (i) income tax expense, (ii) interest in cost of home sales revenues, (iii) other interest expense, (iv) depreciation and amortization expense, and (v) adjustments resulting from the application of purchase accounting for acquired work in process inventory related to business combinations. We believe Adjusted EBITDA provides an indicator of general economic performance that is not affected by fluctuations in interest rates or effective tax rates, levels of depreciation or amortization, and items considered to be non-recurring. Accordingly, our management believes that this measurement is useful for comparing general operating performance from period to period. Adjusted EBITDA should be considered in addition to, and not as a substitute for, consolidated net income in accordance with GAAP as a measure of performance. Our presentation of Adjusted EBITDA should not be construed as an indication that our future results will be unaffected by unusual or non-recurring items. Our Adjusted EBITDA is limited as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP.

	Year Ended December 31,
(dollars in thousands)	Pro Forma 2017	2017	2016
Net income	$	$	$7,055
Income tax expense	$	$	$2,634
Interest expense	$	$	$4,736
Depreciation and amortization	$	$	$9,187

EBITDA	$	$	$23,612
EBITDA adjustments	$	$	$3,801

Adjusted EBITDA	$	$	$27,413

In addition, other companies may define EBITDA and Adjusted EBITDA differently and, as a result, our measures of EBITDA and Adjusted EBITDA may not be directly comparable to EBITDA or Adjusted EBITDA of other companies. Furthermore, our EBITDA and Adjusted EBITDA calculation includes the following adjustments:

•	Consulting Fees to Trive Capital. EBITDA is adjusted by these costs because they are judged not to be part of the cost structure required to operate the business.

•	Acquisition Costs. Fees and expenses paid to financial firms, professional fees, legal fees, accounting fees, and other similar fees related to acquisitions of businesses. These are judged to be non-recurring in nature and included as EBITDA adjustments.

•	Structural Addbacks. These are costs related to transition of management or staff caused by an acquisition and are deemed to be non-recurring in nature, or deemed to be “investment-like” in nature, but expensed for accounting purposes.

RISK FACTORS

An investment in our Class A Common Stock involves a high degree of risk. Before making an investment decision, you should carefully consider the following risk factors, which address the material risks concerning our businesses and an investment in our Class A Common Stock, together with the other information contained in this prospectus. If any of the risks discussed in this prospectus occur, our businesses, prospects, liquidity, financial condition and results of operations could be materially and adversely affected, in which case the value of our Class A Common Stock could decline significantly and you could lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

The industry in which we operate is dependent upon the homebuilding industry, repair and remodeling activity, the economy, the credit markets, and other important factors.

The building products supply and services industry is highly dependent on new home construction and the Repair & Remodel (which we refer to as “R&R”) market, which in turn are dependent upon a number of factors, including interest rates, consumer confidence, employment rates, wage rates, foreclosure rates, housing inventory levels, housing demand, the availability of land, local zoning and permitting processes, the availability of construction financing and the health of the economy and mortgage markets. Unfavorable changes in demographics, credit markets, consumer confidence, health care costs, housing affordability, housing inventory levels, a weakening of the national economy or of any regional or local economy in which we operate and other factors beyond our control could adversely affect consumer spending, result in decreased demand for homes and adversely affect our businesses.

The homebuilding industry underwent a significant downturn that began in mid-2006 and began to stabilize in late 2011. The downturn in the homebuilding industry resulted in a substantial reduction in demand for our products and services, which in turn had a significant adverse effect on our businesses during that time.

The U.S. Census Bureau reported an estimated 1,202,100 housing starts in 2017. This is an increase of approximately 2.4% from 2016, but still well below historical averages over the past 50 years. There is significant uncertainty regarding the timing and extent of any further recovery in home construction and R&R activity and resulting product demand levels. For example, some analysts project that the demand for residential construction may be negatively impacted as the number of renting households has increased in recent years and a shortage in the supply of affordable housing is expected to result in lower home ownership rates. The timing and extent of a recovery, if any, in homebuilding and the resulting impact on demand for our products and services are uncertain. Further, even if homebuilding activity fully recovers, the impact of such recovery on our businesses may be dampened if, for example, the average selling price or average size of new single-family homes decreases, which could cause homebuilders to decrease spending on our products and services.

We also rely on home R&R activity. High unemployment levels, high mortgage delinquency and foreclosure rates, lower home prices, limited availability of mortgage and home improvement financing, and significantly lower housing turnover may restrict consumer spending, particularly on discretionary items such as home improvement projects, and affect consumer confidence levels leading to reduced spending in the R&R end markets. Furthermore, with even a slight decline in the economy, nationally or in any of the markets in which we operate, consumer preferences and purchasing practices and the strategies of our customers may adjust in a manner that could result in changes to the nature and prices of products demanded by the end consumer and our customers and could adversely affect our businesses and results of operations.

In addition, beginning in 2007, the mortgage markets experienced substantial disruption due to increased defaults, primarily as a result of credit quality deterioration. The disruption resulted in a stricter regulatory environment and reduced availability of mortgages for potential homebuyers due to a tighter credit market and stricter standards to qualify for mortgages. Mortgage financing and commercial credit for smaller homebuilders, as well as for the development of new residential lots, continue to be constrained. As the housing industry is dependent upon the economy as well as potential homebuyers’ access to mortgage financing and homebuilders’ access to commercial credit, it is likely that the housing industry will not fully recover until conditions in the economy and the credit markets continue to further improve. Prolonged weakness in the homebuilding industry would have a significant adverse effect on our businesses, financial condition, and results of operations.

Our business is cyclical and significantly affected by changes in general and local economic conditions.

The building products supply and services industry is subject to cyclical market pressures. Demand for our products and services are highly sensitive to general and local economic conditions over which we have no control, including changes in:

•	the number of new home and commercial building construction starts;

•	the production schedules of our homebuilder customers;

•	short- and long-term interest rates;

•	inflation;

•	employment levels and job and personal income growth;

•	housing demand from population growth, household formation and other demographic changes;

•	availability and pricing of mortgage financing for homebuyers and commercial financing for developers of multi-family homes and subcontractors;

•	consumer confidence generally and the confidence of potential homebuyers in particular;

•	U.S. and global financial and political system and credit market stability;

•	private party and government mortgage loan programs and federal and state regulation, oversight and legal action regarding lending, appraisal, foreclosure and short sale practices;

•	federal and state personal income tax rates and provisions, including provisions for the deduction of mortgage loan interest payments, real estate taxes and other expenses;

•	federal, state and local energy efficiency programs, regulations, codes and standards; and

•	general economic conditions in the markets in which we compete.

Unfavorable changes in these conditions could adversely affect consumer spending, result in decreased demand for homes, and adversely affect our businesses generally. Any deterioration in economic conditions or increased uncertainty regarding economic conditions could have a material adverse effect on our businesses, financial condition, results of operations, and prospects.

The building products supply and services industry is seasonal and affected by weather-related conditions.

Our industry is seasonal. Seasonal changes and other weather-related conditions can adversely affect our businesses and operations through a decline in both the use of our products and demand for our services.

Although weather patterns affect our operating results throughout the year, our first and fourth quarters have historically been, and are generally expected to continue to be, the most adversely affected by weather patterns in some of our markets, causing reduced construction activity. To the extent that severe weather conditions, such as unusually prolonged cold conditions, hurricanes, severe storms, earthquakes, floods, fires, droughts, other natural disasters or similar events occur in the markets in which we operate, construction or installation activity could be reduced, delayed or halted and our businesses may be adversely affected.

In addition, the levels of fabrication, distribution, and installation of our products generally follow activity in the construction industry, which typically occurs in the spring, summer and fall. Warmer and drier weather during the second and third quarters typically result in higher activity and revenue levels during those quarters. Markets in which we operate that are impacted by winter weather experience a slowdown in construction activity during the beginning of the calendar year, and this winter slowdown contributes to traditionally lower sales in our first quarter.

Our industry and the markets in which we operate are highly fragmented and competitive, and increased competitive pressure may adversely affect our businesses, financial condition, results of operations, and cash flows.

The building products supply and services industry is highly fragmented and competitive. We face significant competition from local, regional and national building materials chains, design centers, fabricators, and subcontractors, as well as from privately-owned single-site enterprises. Competition varies depending on product line, type of customer and geographic area. Any of these competitors may (i) foresee the course of market development more accurately than we do, (ii) offer products and services that are deemed superior to ours, (iii) have the ability to produce or supply similar products and services at a lower cost, (iv) install building products at a lower cost, (v) develop stronger relationships with suppliers, fabricators, homebuilders, and other customers in our markets, (vi) develop a superior network of distribution centers in our markets, (vii) adapt more quickly to new technologies, new installation techniques, or evolving customer requirements, or (viii) have access to financing on more favorable terms than we can obtain. As a result, we may not be able to compete successfully with our competitors. In addition, home center retailers, which have historically concentrated their sales efforts on retail consumers and small contractors, may in the future intensify their marketing efforts to professional homebuilders. Furthermore, certain product manufacturers sell and distribute their products directly to production homebuilders. The volume of such direct sales could increase in the future. Additionally, manufacturers and specialty distributors who sell products to us may elect to sell and distribute directly to homebuilders in the future or enter into exclusive supplier arrangements with other distributors. Consolidation of production homebuilders may result in increased competition for their business. Finally, we may not be able to maintain our operating costs or product prices at a level sufficiently low for us to compete effectively. If we are unable to compete effectively, our financial condition, results of operations, and cash flows may be adversely affected.

Our customers consider the performance of the products we distribute, our customer service and price when deciding whether to use our services or purchase the products we distribute. Excess industry capacity for certain products in several geographic markets could lead to increased price competition. We may be unable to maintain our operating costs or product prices at a level that is sufficiently low for us to compete effectively. If we are unable to compete effectively with our existing competitors or new competitors enter the markets in which we operate, our financial condition, results of operations, and cash flows may be adversely affected.

Furthermore, in the event that increased demand leads to higher costs for the products we install, we may have limited, if any, ability to pass on cost increases in a timely manner or at all due to the fragmented and competitive nature of our industry, which may lead to an adverse effect on our financial condition, results of operations, and cash flows.

We are exposed to warranty, casualty, construction defect, contract, tort, employment and other claims, and legal proceedings related to our businesses, the products we distribute, the services we provide, and services provided for us by third parties.

In the ordinary course of business, we are subject to various claims and litigation. Any such claims, whether with or without merit, could be time consuming and expensive to defend and could divert management’s attention and resources. As a subcontractor, we are regularly subject to construction defects claims on various housing tracts. We may not always be able to successfully defend or be excused from the lawsuits related to these claims and could be subject to substantial losses.

We are also from time to time subject to casualty, contract, tort and other claims relating to our businesses, the products we have distributed in the past or may in the future distribute, and the services we have provided in the past or may in the future provide, either directly or through third parties. If any such claim were adversely determined, our financial condition, results of operations, and cash flows could be adversely affected if we were unable to seek indemnification for such claims or were not adequately insured for such claims. We rely on manufacturers and other suppliers to provide us with the products we sell or distribute. Since we do not have direct control over the quality of products that are manufactured or supplied to us by third-parties, we are particularly vulnerable to risks relating to the quality of such products.

In addition, we are exposed to potential claims arising from the conduct of our employees, builders and their subcontractors, and third-party installers for which we may be liable. We and they are subject to regulatory requirements and risks applicable to general contractors, which include management of licensing, permitting and quality of third-party installers. As they apply to our businesses, if we fail to manage these processes effectively or provide proper oversight of these services, we could suffer lost sales, fines and lawsuits, as well as damage to our reputation, which could adversely affect our businesses and results of operations.

Furthermore, claims and investigations may arise related to distributor relationships, commercial contracts, antitrust or competition law requirements, employment matters, employee benefits issues and other compliance and regulatory matters, including anti-corruption and anti-bribery matters. While we have processes and policies designed to mitigate these risks and to investigate and address such claims as they arise, we cannot predict or, in some cases, control the costs to defend or resolve such claims.

Although we believe we currently maintain suitable and adequate insurance, there can be no assurance that we will be able to maintain such insurance on acceptable terms or that such insurance will provide adequate protection against potential liabilities, and the cost of any warranty, casualty, construction defect, contract, tort, employment or other litigation or other proceeding, even if resolved in our favor, could be substantial. Additionally, we do not carry insurance for all categories of risk that our businesses may encounter. Any significant uninsured liability may require us to pay substantial amounts. Warranty, casualty, construction defect, contract, tort, employment and other claims can be expensive to defend and can divert the attention of management and other personnel for significant periods, regardless of the ultimate outcome. Claims of this nature could also have a negative impact on customer confidence in our products and our Company. There can be no assurance that any current or future claims will not adversely affect our financial position, cash flows, or results of operations.

Product shortages, loss of key suppliers or failure to develop relationships with qualified suppliers, our dependence on third-party suppliers and manufacturers, or the development of alternatives to distributors in the supply chain, could adversely affect our businesses, financial condition, results of operations, and cash flows.

Our ability to offer a wide variety of products to our customers is dependent upon our ability to obtain adequate product supply from manufacturers and other suppliers. Generally, our products are obtainable from various sources and in sufficient quantities to meet our operating needs. However, the loss of, or a substantial decrease in the availability of, products from our suppliers or the loss of key supplier arrangements could adversely impact our businesses, financial condition, results of operations, and cash flows. In prior downturns in the housing industry, manufacturers have reduced capacity by closing plants and production lines within plants. Even if such capacity reductions are not permanent, there may be a delay in manufacturers’ ability to increase capacity in times of rising demand. If the demand for products from manufacturers and other suppliers exceeds the available supply, we may be unable to source additional products in sufficient quantity or quality in a timely manner and the prices for the products that we install could rise. These developments could affect our ability to take advantage of market opportunities and limit our growth prospects.

Our ability to continue to identify and develop relationships with qualified suppliers who can satisfy our high standards for quality and our need to access products in a timely and efficient manner is a significant challenge. Our ability to access products also can be adversely affected by the financial instability of suppliers, suppliers’ noncompliance with applicable laws, tariffs and import duties, supply disruptions, shipping interruptions or costs, and other factors beyond our control. The loss of, or a substantial decrease in the availability of, products from our suppliers or the loss of key supplier arrangements could adversely impact our financial condition, results of operations, and cash flows.

Although in some instances we have agreements with our suppliers, these agreements are generally terminable by either party on limited notice. Many of our suppliers also offer us favorable terms based on the volume of our purchases. If market conditions change, suppliers may stop offering us favorable terms. Failure by our suppliers to continue to supply us with products on favorable terms, commercially reasonable terms, or at all, could put pressure on our operating margins or have a material adverse effect on our financial condition, results of operations, and cash flows.

In addition, our larger customers, such as homebuilders, fabricators, and dealers, could begin purchasing more of their product needs directly from manufacturers, which would result in decreases in our net sales and earnings. Our suppliers could invest in infrastructure to expand their own sales forces and sell more products directly to our customers, which also would negatively impact our businesses. These changes in the supply chain could adversely affect our financial condition, results of operations, and cash flows.

A material disruption at one of our suppliers’ facilities or loss of a supplier relationship could prevent us from meeting customer demand, reduce our sales and negatively affect our overall financial results.

Any of the following events could cease or limit operations unexpectedly: fires, floods, earthquakes, hurricanes, on site or off site environmental incidents or other catastrophes; utility and transportation infrastructure disruptions; labor difficulties; other operational problems; or war, acts of terrorism or other unexpected events. Any downtime or facility damage at our suppliers could prevent us from meeting customer demand for our products or require us to make more expensive purchases from a competing supplier. If our suppliers were to incur significant downtime, our ability to satisfy customer requirements could be impaired, resulting in customers seeking products from other distributors as well as decreased customer satisfaction and lower sales and operating income. In addition, a loss of a supplier relationship could harm our operations. Because we purchase from a limited number of suppliers, the effects of any particular shutdown or facility damage or loss of a supplier relationship could be significant to our operations.

In addition, our suppliers’ inability to produce or procure the necessary raw materials to supply finished goods to us may adversely impact our results of operations, cash flows and financial position.

If we fail to qualify for supplier rebates or are unable to maintain or adequately renegotiate our rebate arrangements, our gross margins and income could be adversely affected.

Many of our products are purchased pursuant to rebate arrangements that entitle us to receive a rebate based on the volume of our purchases. Such arrangements generally require us to purchase minimum quantities in certain geographies or product categories and result in higher rebates with increased quantities of purchases.

These rebates effectively reduce the costs of our products and we manage our businesses to take advantage of these programs. When assessing the desirability of acquisitions, we consider the effects of such acquisitions on our ability to qualify for rebates. Rebate arrangements are subject to renegotiation with our suppliers from time to time. In addition, consolidation of suppliers may result in the reduction or elimination of rebate programs in which we participate. If we are unable to qualify for these rebates, are unable to renew rebate programs on desirable terms or are unable to obtain the expected rebate benefits of our acquisitions, or a supplier materially reduces or stops offering rebates, our costs could increase and our gross margins and income could be adversely affected.

Changes in the costs of the products we install can decrease our profit margins.

The principal building products that we distribute and install have been subject to price changes in the past, some of which have been significant. Our operating results for individual quarterly periods can be, and have been, adversely affected by a delay between when building product cost increases are implemented and when we are able to increase prices for our products and services, if at all. Our supplier purchase prices often depend on volume requirements. If we do not meet these volume requirements, our costs could increase and our margins may be adversely affected. In addition, while we have been able to achieve cost savings through volume purchasing and our relationships with suppliers, we may not be able to continue to receive advantageous pricing for the products that we supply, which could have a material adverse effect on our financial condition, results of operations, and cash flows.

The importation of building materials into the United States could expose us to additional risk.

A significant portion of the building materials that we distribute and/or install come from foreign jurisdictions outside North America. Such materials may be imported because they may not be available for domestic purchase in the United States or because there may be a shortfall of inventory available locally. Despite our efforts to ensure the merchantability of these products, such products may not adhere to U.S. standards or laws. In addition, pricing of these products can be impacted by fluctuations in currency exchange rates, which could negatively impact our margins. Importation of such building materials could subject us to greater risk, including currency risk, and lawsuits by customers or governmental entities.

We may be unable to effectively manage our inventory and working capital as our sales volume increases or the prices of the products we distribute fluctuate, which could have a material adverse effect on our businesses, financial condition and results of operations.

We purchase certain materials, including wood and laminate flooring, natural and engineered stone, tile for wall and flooring applications, glass for shower enclosures and mirrors, millwork, and interior doors, from manufacturers or quarries, which are then sold to customers as an installed product or as a prefabricated and installed product. We must maintain and have adequate working capital to purchase sufficient inventory to meet customer demand. Due to the lead times required by our suppliers, we order products in advance of expected sales. As a result, we are required to forecast our sales and purchase accordingly. In periods characterized by significant changes in economic growth and activity in the commercial and residential building and home R&R industries, it can be especially difficult to forecast our sales accurately. We must also manage our working capital to fund our inventory purchases. Excessive increases in the market prices of certain products can put negative pressure on our operating cash flows by requiring us to invest more in inventory. In the future, if we are unable to effectively manage our inventory and working capital as we attempt to expand our businesses, our cash flows may be negatively affected, which could have a material adverse effect on our businesses, financial condition and results of operations.

We are subject to significant pricing pressures from homebuilders, contractors, fabricators, dealers and other customers.

Large homebuilders, contractors, fabricators, and dealers have historically been able to exert significant pressure on their outside suppliers and distributors to keep prices low in the highly fragmented building products supply and services industry. The recent construction industry downturn significantly increased the pricing pressures from homebuilders and other customers. In addition, continued consolidation in the residential homebuilding industry and changes in builders’ purchasing policies and payment practices could result in even further pricing pressure. A decline in the prices of the products we distribute and the services we provide could adversely impact our operating results. When the prices of our products and services decline, customer demand for lower prices could result in lower sales prices and, to the extent that our inventory at the time was purchased at higher costs, lower margins. Alternatively, due to the rising market price environment, our suppliers may increase prices or reduce discounts on the products we distribute and we may be unable to pass on any cost increase to our customers, thereby resulting in reduced margins and profits. Overall, these pricing pressures may adversely affect our results of operations, and cash flows.

The loss of any of our significant customers or a reduction in the quantity of products they purchase could affect our financial health.

Our ten largest customers generated approximately 36% and 35% of our consolidated revenue for the years ended December 31, 2017 and 2016, respectively. We cannot guarantee that we will maintain or improve our relationships with these customers or that we will continue to supply these customers at historical levels. Due to the weak housing market over the past several years relative to long-term averages, many of our homebuilder and fabricator customers substantially reduced their construction activity. Some homebuilder customers exited or severely curtailed building activity in certain of our markets.

In addition, homebuilders and other customers may: (i) purchase some of the products that we currently sell and distribute directly from manufacturers; (ii) elect to establish their own building products manufacturing, fabrication, distribution, and/or installation facilities; or (iii) give advantages to manufacturing, fabrication, distribution, and/or installation intermediaries in which they have an economic stake. Continued consolidation among homebuilders could also result in a loss of some of our present customers to our competitors. The loss of one or more of our significant customers or deterioration in our existing relationships with any of our customers could adversely affect our financial condition, results of operations, and cash flows.

Furthermore, our customers are not required to purchase any minimum amount of product from us. Should our customers purchase the products we distribute or install in significantly lower quantities than they have in the past, or should the customers of any business that we acquire purchase products from us in significantly lower quantities than they had prior to our acquisition of such business, such decreased purchases could have a material adverse effect on our financial condition, results of operations, and cash flows.

We may not timely identify or effectively respond to consumer needs, expectations or trends, which could adversely affect our relationship with customers, the demand for our products and services and our market share.

It is difficult to predict successfully the products and services our customers will demand. The success of our businesses depends in part on our ability to identify and respond promptly to changes in demographics, consumer preferences, expectations, needs and weather conditions, while also managing inventory levels. For example, a significant portion of the product that we distribute is natural stone. If a natural stone product becomes unavailable for any reason or the color and quality changes within the quarry we purchase from, we may not be able to replace that particular color or quality with an acceptable alternative. In general, the products we sell are affected by style trends, customer preferences and changes thereto. Failure to identify timely or effectively respond to changing consumer preferences, expectations, and building product needs could possibly result in obsolete or devalued inventory, and adversely affect our relationship with customers, the demand for our products and services, and our market share.

The success of our businesses depends, in part, on our ability to execute on our growth strategy, which includes opening new branches and pursuing strategic acquisitions.

Our long-term business strategy depends in part on increasing our sales and growing our market share through opening new branches, including through our “Greenfield” initiatives, and strategic acquisitions. A significant portion of our historical growth has occurred through acquisitions, and our business plan provides for continued growth through acquisitions in the future. We are presently evaluating, and we expect to continue to evaluate on an ongoing basis, a variety of possible acquisition transactions, including both smaller acquisitions and larger acquisitions that would be material. We regularly make, and we expect to continue to make, acquisition proposals, and we may enter into letters of intent for acquisitions. We cannot predict the timing of any contemplated transactions, and there can be no assurances that we will identify suitable acquisition opportunities or, if we do identify such opportunities, that any transaction can be consummated on acceptable terms. In addition, the past performance of our Greenfield investments is not necessarily indicative of future performance. Furthermore, significant changes in our businesses or the economy, an unexpected decrease in our cash flows, or any restrictions imposed by our debt may limit our ability to obtain the necessary capital for acquisitions or otherwise impede our ability to complete an acquisition. Our recent growth and our acquisition strategy have placed, and will continue to place, significant demands on our management’s time, which may divert their attention from our businesses, and may lead to significant due diligence and other expenses regardless of whether we pursue or consummate any acquisition. Failure to identify suitable transaction partners and to consummate transactions on acceptable terms, as well as the commitment of time and resources in connection with such transactions, could have a material adverse effect on our businesses, financial condition, and results of operations.

Our acquisition strategy exposes us to significant risks and additional costs.

Acquisitions also involve risks that the business acquired will not perform as expected and that business judgments concerning the value, strengths and weaknesses of the acquired business will prove incorrect. We may not accurately assess the value, strengths, weaknesses or potential profitability of an acquisition target. We may become liable for certain unforeseen pre-acquisition liabilities of an acquired business, including, among others, tax liabilities, product liabilities, asbestos liabilities, environmental liabilities, pension liabilities and liabilities for employment practices, and these liabilities could be significant. In addition, an acquisition could result in the impairment of customer relationships or certain acquired assets such as inventory and goodwill. We may also incur costs and inefficiencies to the extent an acquisition expands the industries, products, markets or geographies in which we operate due to our limited exposure to and experience in a given industry, market or region. Acquisitions can also involve post-transaction disputes with the counterparty regarding a number of matters, including a purchase price, inventory or other working capital adjustment, environmental liabilities, or pension obligations. If any of these risks were to occur, our financial position, results of operations, and cash flows may be adversely affected.

In addition, if we finance acquisitions by issuing our equity securities or securities convertible into our equity securities, our existing stockholders would be diluted, which, in turn, could adversely affect the market price of our common stock. We could also finance an acquisition with debt, resulting in higher leverage and interest costs relating to the acquisition. As a result, if we fail to evaluate and execute acquisitions efficiently, we may not ultimately experience the anticipated benefits of the acquisitions, and we may incur costs that exceed our expectations.

Any inability to successfully integrate our recent or future acquisitions could have a material adverse effect on us.

Acquisitions typically require integration of the acquired companies’ sales and marketing, distribution, purchasing, finance and administrative functions, as well as exposure to different legal and regulatory regimes in jurisdictions in which we have not previously operated. We may not be able to integrate successfully any business we acquire into our existing business, or may not be able to do so in a timely, efficient and cost-effective manner. Our inability to complete the integration of new businesses in a timely and orderly manner could increase costs and lower profits. Factors affecting the successful integration of acquired businesses include, but are not limited to, the following:

•	our inability to manage acquired businesses or control integration costs and other costs relating to acquisitions;

•	diverting the attention of our management and that of the acquired business;

•	merging or linking different accounting and financial reporting systems and systems of internal controls;

•	merging computer, technology and other information networks and systems;

•	assimilating personnel, human resources and other administrative departments and potentially contrasting corporate cultures;

•	failure to retain existing key personnel of the acquired businesses and recruit qualified new employees at new locations;

•	disrupting our relationship with, or loss of, key customers or suppliers;

•	incurring or guaranteeing additional indebtedness;

•	interfering with, or loss of momentum in, our ongoing business or that of the acquired company; and

•	delays or cost-overruns in the integration process.

Any of these acquisition or other integration-related issues could divert management’s attention and resources from our day-to-day operations, cause significant disruption to our businesses, and lead to substantial additional costs. Our inability to realize the anticipated benefits of an acquisition or to successfully integrate acquired companies as well as other transaction-related issues could have a material adverse effect on our businesses, financial condition, and results of operations.

In addition, possible future acquisitions or dispositions may trigger a review by the U.S. Department of Justice, the U.S. Federal Trade Commission, and/or the State Attorneys General under their respective regulatory authority, focusing on the effects on competition, including the size or structure of the relevant markets and the pro-competitive benefits of the transaction. Any delay, prohibition or modification required by regulatory authorities could adversely affect the terms of a proposed acquisition or could require us to modify or abandon an otherwise attractive acquisition opportunity.

We cannot assure you that we will achieve synergies and cost savings in connection with acquisitions.

We may not achieve anticipated cost savings in connection with acquisitions within the anticipated time frames or at all. In addition, our operating results from these acquisitions could, in the future, result in impairment charges for any of our intangible assets, including goodwill, or other long-lived assets, particularly if economic conditions worsen unexpectedly. These changes could materially adversely affect our results of operations, financial condition, and cash flows.

We may be unable to realize the anticipated benefits of our recent acquisition of Pental.

On February 28, 2017, TCFI G&M LLC completed the acquisition (which we refer to as the “Pental Acquisition”) of Pental Granite and Marble, LLC (which we refer to as “Pental”), our largest acquisition to date.

Our performance after consummating the Pental Acquisition will depend, in part, on our ability to successfully and efficiently integrate Pental with our business in a cost-effective manner that does not significantly disrupt our consolidated operations. There can be no assurance that we will be able to maintain and grow our business and operations during, and following, the integration of Pental. Integrating and coordinating certain aspects of the operations, portfolio of products, and personnel of Pental involve complex operational and personnel-related challenges. This process has been and will continue to be time-consuming and expensive, may disrupt our business, and may not result in the full benefits expected from the Pental Acquisition, including cost synergies expected to arise from efficiencies and overlapping general and administrative functions. The potential difficulties, and resulting costs and delays, include:

•	consolidating corporate and administrative infrastructures;

•	difficulties attracting and retaining key personnel;

•	loss of customers and suppliers and inability to attract new customers and suppliers;

•	issues in integrating information technology, communications and other systems;

•	incompatibility of purchasing, logistics, marketing, administration and other systems and processes; and

•	unforeseen and unexpected liabilities related to the Pental Acquisition.

Additionally, the continued integration of our operations, products and personnel may place a significant burden on management and other internal resources. The diversion of management’s attention, and any difficulties encountered in the transition and integration process, could harm our business, financial condition, and results of operations.

We may not be able to expand into new geographic markets, which may impact our ability to grow our businesses.

We intend to continue to pursue our growth strategy to expand into new geographic markets for the foreseeable future. Our expansion into new geographic markets may present competitive, distribution and other challenges that differ from the challenges we currently face. In addition, we may be less familiar with the customers in these markets and may ultimately face different or additional risks, as well as increased or unexpected costs, compared to those we experience in our existing markets. Expansion into new geographic markets may also expose us to direct competition with companies with whom we have limited or no past experience as competitors. Furthermore, some of our customer and supplier agreements restrict the markets where we are able to distribute certain products, and these limitations could negatively impact our ability to achieve success in new markets. To the extent we rely upon expanding into new geographic markets and do not meet, or are unprepared for, any new challenges posed by such expansion, our future sales growth could be negatively impacted, our operating costs could increase, and our businesses operations and financial results could be negatively affected.

We occupy many of our facilities under long-term non-cancellable leases, and we may be unable to renew our leases at the end of their terms.

Many of our facilities and distribution centers are located on leased premises. Many of our current leases are non-cancellable and typically have initial terms ranging from one to 12 years, and most provide options to renew for specified periods of time. We believe that leases we enter into in the future will likely be long-term and non-cancellable and have similar renewal options. If we close or idle a facility, most likely we remain committed to perform our obligations under the applicable lease, which would include, among other things, payment of the base rent, insurance, taxes and other expenses on the leased property for the balance of the lease term. The inability to terminate leases when idling a facility or exiting a geographic market can have a significant adverse impact on our financial condition, results of operations, and cash flows.

In addition, at the end of the lease term and any renewal period for a facility, we may be unable to renew the lease without substantial additional cost, if at all. If we are unable to renew our facility leases, we may close or relocate a facility, which could subject us to construction and other costs and risks, which in turn could have a material adverse effect on our businesses and results of operations. In addition, we may not be able to secure a replacement facility in a location that is as commercially viable, including easy access to transportation and shipping, as the lease we are unable to renew. For example, closing a facility, even during the time of relocation, will reduce the sales that the facility would have contributed to our revenues. Additionally, the revenue and profit, if any, generated at a relocated facility may not equal the revenue and profit generated at the existing one.

Natural or man-made disruptions to our facilities may adversely affect our businesses and operations.

We currently maintain a broad network of distribution facilities throughout the United States. Any widespread disruption to our facilities or those of our suppliers resulting from fire, earthquake, weather-related events, an act of terrorism or any other cause could damage a significant portion of our inventory and could materially impair our ability to distribute our products to customers. We could incur significantly higher costs and longer lead times associated with distributing our products to our customers during the time that it takes for us to reopen or replace a damaged facility. In addition, any shortages of fuel or significant fuel cost increases could disrupt our ability to distribute products to our customers. Disruptions to the national or local transportation infrastructure systems, including those related to a domestic terrorist attack, may also affect our ability to keep our operations and services functioning properly. If any of these events were to occur, our financial condition, results of operations, and cash flows could be materially adversely affected.

Anti-terrorism measures and other disruptions to the transportation network could impact our distribution system and our operations.

Our ability to efficiently distribute products to our customers is an integral component of our overall business strategy. In the aftermath of terrorist attacks in the United States, federal, state and local authorities have implemented and continue to implement various security measures that affect many parts of the transportation network in the United States. Our customers typically need quick delivery and rely on our on-time delivery capabilities. If security measures disrupt or impede the timing of our deliveries, we may fail to meet the needs of our customers, or may incur increased expenses to do so.

The implementation of new initiatives related to our operating software systems and related technology could disrupt our operations, and these initiatives might not provide the anticipated benefits or might fail.

We have made, and we plan to continue to make, significant investments in our operating software systems and related technology. These initiatives are designed to streamline our operations to allow our employees to continue to provide high quality service to our customers, while simplifying customer interaction and providing our customers with a more interconnected purchasing experience. The cost and potential problems and interruptions associated with the implementation of these initiatives, including those associated with managing third-party service providers and employing new web-based tools and services, could disrupt or reduce the efficiency of our operations. In the event that we grow very rapidly, there can be no assurance that we will be able to keep up, expand or adapt our information technology infrastructure to meet evolving demand on a timely basis and at a commercially reasonable cost, or at all. In addition, our new and upgraded technology might cost more than anticipated or might not provide the anticipated benefits, or it might take longer than expected to realize the anticipated benefits or the initiatives might fail altogether.

We are subject to cybersecurity risks, and a disruption or breach of our IT systems could adversely impact our businesses and operations.

We rely on the accuracy, capacity and security of our information technology (which we refer to as “IT”) systems, some of which are managed or hosted by third parties, and our ability to continually update these systems in response to the changing needs of our businesses. We have incurred costs and may incur significant additional costs in order to implement security measures that we feel are appropriate to protect our IT systems. Our security measures are focused on the prevention, detection and remediation of damage from computer viruses, natural or man-made disasters, unauthorized access, cyberattacks and other similar disruptions. Despite our security measures, our IT systems and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any attacks on our IT systems could result in our systems or data being breached or damaged by computer viruses or unauthorized physical or electronic access, which could lead to delays in receiving inventory and supplies or filling customer orders, and adversely affect our customer service and relationships. Such a breach could result in not only business disruption, but also theft of our intellectual property or other competitive information or unauthorized access to controlled data and any personal information stored in our IT systems. To the extent that any data is lost or destroyed or any confidential information is inappropriately disclosed or used, it could adversely affect our competitive position or customer relationships. In addition, any such access, disclosure or other loss of information could result in legal claims or proceedings, damage our reputation, and cause a loss of confidence in our businesses, products and services, which could adversely affect our businesses, financial condition, profitability, and cash flows.

To date, we have not experienced a material breach of our IT systems. As cyber-attacks become more sophisticated generally, we may be required to incur significant costs to strengthen our systems from outside intrusions and/or maintain insurance coverage related to the threat of such attacks. While we have implemented administrative and technical controls and taken other preventive actions to reduce the risk of cyber incidents and protect our IT, they may be insufficient to prevent physical and electronic break-ins, cyber-attacks, or other security breaches to our computer systems.

We depend on key personnel.

Our success depends to a significant degree upon the contributions of certain key personnel and other members of our management team, each of whom would be difficult to replace. If any of our key personnel were to cease employment with us, our operating results could suffer. Further, the process of attracting and retaining suitable replacements for key personnel whose services we may lose would result in transition costs and would divert the attention of other members of our senior management from our existing operations. The loss of services from key personnel or a limitation in their availability could materially and adversely impact our businesses, prospects, liquidity, financial condition and results of operations. Further, such a loss could be negatively perceived in the capital markets. We have not obtained and do not expect to obtain key man life insurance that would provide us with proceeds in the event of death or disability of any of our key personnel.

An inability to attract and retain highly skilled employees could adversely affect our businesses.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than us. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. In addition, job candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If the perceived value of our stock awards declines, it may adversely affect our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our businesses and future growth prospects could be adversely affected.

Changes in employment laws may adversely affect our business.

Various federal and state labor laws govern the relationship with our employees and impact operating costs. These laws include:

•	employee classification as exempt or non-exempt for overtime and other purposes;

•	minimum wage requirements;

•	unemployment tax rates;

•	workers’ compensation rates;

•	immigration status;

•	mandatory health benefits;

•	paid leaves of absence, including paid sick leave;

•	tax reporting; and

•	other wage and benefit requirements.

Significant additional government-imposed increases in the preceding areas could have a material adverse effect on our business, financial condition and results of operations.

In addition, various states in which we operate are considering or have already adopted new immigration laws or enforcement programs, and, from time to time, the U.S. Congress and Department of Homeland Security consider and implement changes to federal immigration laws, regulations or enforcement programs. These changes may increase our compliance and oversight obligations, which could subject us to additional costs and make our hiring process more cumbersome, or reduce the availability of potential employees. Although we take steps to verify the employment eligibility status of all our employees, some of our employees may, without our knowledge, be unauthorized workers. Unauthorized workers are subject to deportation and may subject us to fines or penalties and, if any of our workers are found to be unauthorized, we could experience adverse publicity that negatively impacts our brand and may make it more difficult to hire and retain qualified employees. Termination of a significant number of employees who were unauthorized employees may disrupt our operations, cause temporary increases in our labor costs as we train new employees and result in additional adverse publicity. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all recordkeeping obligations of federal and state immigration laws. These factors could have a material adverse effect on our business, financial condition and results of operations.

Federal, state, local and other regulations could impose substantial costs and/or restrictions on our operations that would reduce our net income.

We are subject to various federal, state, local and other laws and regulations, including, among other things, transportation regulations promulgated by the U.S. Department of Transportation (which we refer to as the “DOT”), work safety regulations promulgated by the Occupational Safety and Health Administration (which we refer to as “OSHA”), employment regulations promulgated by the U.S. Equal Employment Opportunity Commission, regulations of the U.S. Department of Labor, accounting standards issued by the Financial Accounting Standards Board or similar entities, and state and local zoning restrictions, building codes and contractors’ licensing regulations. More burdensome regulatory requirements in these or other areas may increase our general and administrative costs and adversely affect our financial condition, results of operations, and cash flows. Moreover, failure to comply with the regulatory requirements applicable to our businesses could expose us to litigation and substantial fines and penalties that could adversely affect our financial condition, results of operations, and cash flows.

Our transportation operations, upon which we depend to distribute products from our distribution centers, are subject to the regulatory jurisdiction of the DOT, which has broad administrative powers with respect to our transportation operations. Vehicle dimensions and driver hours of service also are subject to both federal and state regulation. More restrictive limitations on vehicle weight and size, trailer length and configuration, or driver hours of service would increase our costs, which, if we are unable to pass these cost increases on to our customers, may increase our selling, general and administrative expenses and adversely affect our financial condition, results of operations, and cash flows. If we fail to comply adequately with the DOT regulations or regulations become more stringent, we could experience increased inspections, regulatory authorities could take remedial action including imposing fines or shutting down our operations or we could be subject to increased audit and compliance costs. If any of these events were to occur, our financial condition, results of operations, and cash flows would be adversely affected.

In addition, the homebuilding industry is subject to various local, state and federal statutes, ordinances, codes, rules and regulations concerning zoning, building design and safety, construction, energy conservation, environmental protection and similar matters. Regulatory restrictions may increase our operating expenses and limit the availability of suitable building lots for our customers, which could negatively affect our sales and earnings.

Failure to comply with applicable environmental, health and safety laws and regulations could have an adverse effect on our financial condition, results of operations, and cash flows.

We are subject to a variety of federal, state and local laws and regulations relating to, among other things: the release or discharge of materials into the environment; the management, use, generation, treatment, processing, handling, storage, transport or disposal of solid and hazardous wastes and materials; and the protection of public and employee health and safety and the environment. These laws and regulations impose strict liability in some cases without regard to negligence or fault and expose us to liability for the environmental condition of our currently or formerly owned, leased or operated facilities, and may expose us to liability for the conduct of others or for our actions, even if such actions complied with all applicable laws at the time these actions were taken. These laws and regulations may also expose us to liability for claims of personal injury or property or natural resource damage related to alleged exposure to, or releases of, regulated or hazardous materials. The existence of contamination at properties we own, lease or operate could also result in increased operational costs or restrictions on our ability to use those properties as intended, including for purposes of construction materials distribution. In addition, because our properties are generally situated adjacent to or near industrial companies, our properties may be at an increased risk of having environmental contaminants from other properties spill or migrate onto or otherwise affect our properties.

Although we believe that we operate our businesses, including each of our locations, in compliance with applicable local environmental laws and regulations, and maintain all material permits required under such laws and regulations to operate our businesses, we may be held liable or incur fines or penalties in connection with such requirements. While our employees who handle potentially hazardous substances receive specialized training and wear protective equipment when necessary, there is still a risk that they, or others, may be exposed to these substances. Exposure to these substances could result in significant injury to our employees and others, including site occupants, and damage to our property or the property of others, including natural resource damage. Our personnel and others at our work sites are also at risk for other workplace-related injuries, including slips and falls. In addition, as owners and lessees of real property, we may be held liable for, among other things, hazardous substances on, at, under or emanating from currently or formerly owned or operated properties, or any off-site disposal locations, or for any known or newly discovered environmental conditions at or relating to any of our properties, including those arising from activities conducted by previous occupants or at adjoining properties, without regard to whether we knew of or were responsible for such release. We may be required to investigate, remove, remediate or monitor the presence or release of such hazardous substances. We may also be held liable for fines, penalties or damages, including for bodily injury, property damage and natural resource damage in connection with the presence or release of hazardous substances. In addition, expenditures may be required in the future as a result of releases of, or exposure to, hazardous substances, the discovery of currently unknown environmental conditions, or changes in environmental laws and regulations or their interpretation or enforcement, and, in certain instances, such expenditures may be material.

Despite our compliance efforts, there is an inherent risk of liability in the operation of our businesses, especially from an environmental standpoint, and, from time to time, we may be in noncompliance with environmental, health and safety laws and regulations. These potential liabilities or non-compliances could have an adverse effect on our operations and profitability. Our failure to comply with applicable governmental requirements could result in sanctions, including substantial fines or possible revocation of our authority to conduct some or all of our operations. Future changes in law, resulting in stricter laws and regulations, more stringent interpretations of existing laws or regulations or the future discovery of environmental conditions may impose new liabilities on us, reduce operating hours, require additional investment by us, or impede our ability to open new or expand existing plants or facilities. We have incurred, and may in the future incur, significant capital and operating expenditures to comply with such laws and regulations. The cost of complying with such laws could have a material adverse effect on our financial condition, results of operations, and cash flows.

Changes in legislation and government policy may have a material adverse effect on our businesses in the future.

The recent presidential and congressional elections in the United States have resulted in uncertainty with respect to, and could result in significant changes in, legislation and government policy. In addition to the recent reform of the federal tax code, specific legislative and regulatory proposals discussed during and after the election that could have a material impact on us include, but are not limited to, modifications to international trade policy and increased regulation related to the employment of foreign workers. Furthermore, proposals have been discussed regarding the imposition of new or additional taxes or tariffs on goods imported from abroad or the elimination of income tax deductibility of imported products. For the year ended December 31, 2017, we purchased an estimated $139 million of material sourced from outside of the United States.

We are currently unable to predict whether reform discussions will meaningfully change existing legislative and regulatory environments relevant to our businesses, or if any such changes, including the recent changes to the federal tax code, would favorably or unfavorably impact our businesses. To the extent that such changes have a negative impact on us or the industries we serve, these changes may materially and adversely impact our businesses, financial condition, result of operations and cash flows.

Tax matters, including changes in tax rates, disagreements with taxing authorities and imposition of new taxes could impact our results of operations and financial condition.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value added, net worth, property, withholding and franchise taxes. We are also subject to regular reviews, examinations and audits by the U.S. Internal Revenue Service (which we refer to as the “IRS”) and other taxing authorities with respect to such income and non-income based taxes. If the IRS or another taxing authority disagrees with our tax positions, we could face additional tax liabilities, including interest and penalties. Payment of such additional amounts upon final settlement or adjudication of any disputes could have a material impact on our results of operations and financial position.

In addition, we are directly and indirectly affected by new tax legislation and regulation, and the interpretation of tax laws and regulations. Changes in legislation, regulation or interpretation of existing laws and regulations, including the changes to the federal tax code pursuant to the Tax Cuts and Jobs Act, could increase our taxes and have an adverse effect on our operating results and financial condition.

As a result of the Tax Cuts and Jobs Act, we will benefit from a reduction of our corporate income tax rate. However, the impact of the various limitations, reductions and the repeal of certain expenses, deductions and tax credits are presently unknown and the tax liability of our businesses may be increased, which could have an adverse effect on our operating results and financial condition.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.

We are subject to taxes by the U.S. federal, state, and local tax authorities, and our tax liabilities will be affected by the allocation of expenses to differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	tax effects of stock-based compensation;

•	changes in tax laws, regulations or interpretations thereof; or

•	future earnings being lower than anticipated in countries where we have lower statutory tax rates and higher than anticipated earnings in countries where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal, state, and local taxing authorities. The impact of the Tax Cuts and Jobs Act as well as outcomes from these audits could have an adverse effect on our operating results and financial condition.

The recently passed comprehensive tax reform bill could adversely affect our business and financial condition.

On December 22, 2017, the Tax Cuts and Jobs Act was signed into law. The Tax Cuts and Jobs Act significantly reforms the Internal Revenue Code of 1986, as amended. The Tax Cuts and Jobs Act, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted earnings (except for certain small businesses), limitation of the deduction for net operating losses to 80% of current year taxable income, elimination of net operating loss carrybacks, one time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits. We continue to examine the impact this tax reform legislation may have on our business. Notwithstanding the reduction in the corporate income tax rate, the overall impact of the Tax Cuts and Jobs Act is uncertain and our business and financial condition could be adversely affected. Furthermore, as a result of the reduction in the corporate tax rates, we expect to have a significant reduction in the value of our deferred tax assets, but we have not yet fully determined the amount of such reduction. The impact of this tax reform on holders of our common stock is also uncertain and could be adverse. This prospectus does not discuss the manner in which the Tax Cuts and Jobs Act might affect us or purchasers of our Class A Common Stock. We urge purchasers of our Class A Common Stock in this offering to consult with their legal and tax advisors with respect to the Tax Cuts and Jobs Act and the potential tax consequences of investing in our Class A Common Stock.

Risks Related to Our Indebtedness

We may use leverage in executing our business strategy, which may adversely affect our business.

As of December 31, 2017, the principal amount of our total indebtedness was approximately $110.7 million, consisting of (i) $14.0 million under the RDS revolving credit facility, (ii) $5.3 million under the ASG revolving credit facility, (iii) $88.0 million under the ASG term loan, and (iv) $3.5 million of vehicle and equipment loans. Additionally, as of December 31, 2017, we had the ability to access approximately $50.7 million of unused borrowings available under the RDS revolving credit facility and the ASG revolving credit facility, and, as part of our financing strategy, we may incur a significant amount of additional debt in the future. Our existing indebtedness is recourse to us and we anticipate that future indebtedness will likewise be recourse.

Our board of directors will consider a number of factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of new indebtedness, including the purchase price of assets to be acquired with debt financing, the estimated market value of our assets and the ability of particular assets, and our company as a whole, to generate cash flow to cover the expected debt service. As a means of sustaining our long-term financial health and limiting our exposure to unforeseen dislocations in the debt and financing markets, we currently expect to remain conservatively capitalized; however, our charter does not contain a limitation on the amount of debt we may incur and our board of directors may change our target debt levels at any time without the approval of our stockholders.

Incurring a substantial amount of debt could have important consequences for our business, including:

•	making it more difficult for us to satisfy our obligations with respect to our debt or to our trade or other creditors;

•	increasing our vulnerability to adverse economic or industry conditions;

•	limiting our ability to obtain additional financing on acceptable terms, or at all, to fund capital expenditures and acquisitions, particularly when the availability of financing in the capital markets is limited;

•	requiring a substantial portion of our cash flows from operations for the payment of interest on our debt and reducing our ability to use our cash flows and the proceeds from this offering to fund working capital, capital expenditures, acquisitions and general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	placing us at a competitive disadvantage to less leveraged competitors.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us through capital markets financings or under our credit facilities or otherwise in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. We cannot assure you that we will be able to refinance any of the indebtedness that we will incur on commercially reasonable terms, or at all. In addition, we may incur additional indebtedness in order to finance our operations or to repay our indebtedness. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional debt or equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms, or at all, or on terms that would be advantageous to our stockholders or on terms that would not require us to breach the terms and conditions of our existing or future debt agreements.

Our current financing arrangements contain, and our future financing arrangements likely will contain, restrictive covenants relating to our operations.

Our current financing arrangements contain, and the financing arrangements we enter into in the future likely will contain, covenants (financial and otherwise) affecting our ability to incur additional debt, incur liens, make certain investments, sell our shares, reduce liquidity below certain levels, make distributions to our stockholders and otherwise affect our operating policies. The restrictions contained in our financing arrangements could also limit our ability to plan for or react to market conditions, meet capital needs or make acquisitions or otherwise restrict our activities or business plans. If we fail to meet or satisfy any of these covenants in our debt agreements, we would be in default under these agreements, and our lenders could elect to declare outstanding amounts due and payable, terminate their commitments, require the posting of additional collateral and enforce their respective interests against existing collateral. In addition, our financial arrangements may contain cross-default provisions. As a result, if we default in our payment or performance obligations under one of our financial arrangements and, in some cases, if the amount due thereunder is accelerated, other financial arrangements, if any, may be declared in default and accelerated even though we are meeting payment and performance obligations on those other arrangements. If this occurs, we may not have sufficient available cash to pay all amounts that are then due and payable under our loan agreements, and we may have to seek additional debt or equity financing, which may not be available on acceptable terms. If alternative financing is not available, we may have to curtail our investment activities and/or sell assets in order to obtain the funds required to make the accelerated payments or seek ways to restructure the loan obligations. If we default on several of our debt agreements or any single significant debt agreement, it could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

Interest expense on debt we will incur may limit our cash available to fund our growth strategies.

Our current debt and financing arrangements have, and any additional debt we subsequently incur may have, a floating rate of interest. Higher interest rates could increase debt service requirements on our current floating rate debt and on any floating rate debt we subsequently incur, and could reduce funds available for operations, future business opportunities or other purposes. If we need to repay debt during periods of rising interest rates, we could be required to refinance our then-existing debt on unfavorable terms or liquidate one or more of our assets to repay such debt at times which may not permit realization of the maximum return on such assets and could result in a loss. The occurrence of either such event or both could materially and adversely affect our cash flows and results of operations.

We may require additional capital in the future and may not be able to secure adequate funds on terms acceptable to us.

The expansion and development of our business may require significant capital, which we may be unable to obtain, to fund our capital expenditures, operating expenses, working capital needs, and potential strategic acquisitions. In accordance with our growth strategy, following this offering, we may opportunistically raise additional debt capital to help fund the growth of our business, subject to market and other conditions, but such debt capital may not be available to us on a timely basis to meet our cash requirements. Further, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may require additional financing sooner than anticipated or we may have to delay or abandon some or all of our development and expansion plans or otherwise forego market opportunities.

To a large extent, our cash flow generation ability is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to fund our liquidity needs. As a result, we may need to refinance all or a portion of our debt on or before its maturity, or obtain additional equity or debt financing. We cannot assure you that we will be able to do so on favorable terms, if at all. Any inability to generate sufficient cash flow, refinance our debt or incur additional debt on favorable terms could adversely affect our financial condition and could cause us to be unable to service our debt and may delay or prevent the expansion of our business.

Risks Related to Our Organization and Structure

Certain anti-takeover defenses and applicable law may limit the ability of a third party to acquire control of us.

Our charter and bylaws and Delaware law contain provisions that may delay or prevent a transaction or a change in control of our Company that might involve a premium paid for shares of our common stock or otherwise be in the best interests of our stockholders, which could adversely affect the market price of our common stock. Certain of these provisions are described below.

Selected provisions of our charter and bylaws.   Our charter and/or bylaws contain anti-takeover provisions that:

•	authorize our board of directors, without further action by the stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series, and with respect to each such series, to fix the number of shares constituting that series, the powers, rights and preferences of the shares of that series, and the qualifications, limitations and restrictions of that series;

•	require that, subject to the express rights, if any, of the holders of any series of preferred stock, actions to be taken by our stockholders may be taken only at an annual or special meeting of our stockholders and not by written consent;

•	specify that special meetings of our stockholders can be called only by the chairman of our board of directors, our chief executive officer, our president, or the majority of our board of directors;

•	provide that our bylaws may be amended by our board of directors without stockholder approval;

•	provide that, subject to the express rights, if any, of the holders of any series of preferred stock, directors may be removed from office only by the affirmative vote of the holders of at least a majority of the voting power of our capital stock entitled to vote generally in the election of directors;

•	provide that vacancies on our board of directors or newly created directorships resulting from an increase in the number of our directors may be filled only by a vote of a majority of directors then in office, even though less than a quorum;

•	provide that, subject to the express rights, if any, of the holders of any series of preferred stock, any amendment, alteration or repeal of our charter provisions, or the adoption of any new or additional provision, inconsistent with our charter provisions relating to the management of our Company by our board of directors, the calling of special meetings of our stockholders, the prohibition against stockholder action by written consent, and amendment of our charter, requires the affirmative vote of the holders of at least 66 2⁄3% of the voting power of our capital stock entitled to vote generally in the election of directors;

•	provide that the stockholders may amend, alter or repeal our bylaws, or adopt new or additional provisions of our bylaws, only with the affirmative vote of at least 66 2⁄3% of the voting power of our capital stock entitled to vote generally; and

•	establish advance notice procedures for stockholders to submit nominations of candidates for election to our board of directors and other proposals to be brought before a stockholders meeting.

Selected provisions of Delaware law.   We are a Delaware corporation, and we have elected to be subject to Section 203 of the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”) by provision of our charter. In general, Section 203 of the DGCL prevents an “interested stockholder” (as defined in the DGCL) from engaging in a “business combination” (as defined in the DGCL) with us for three years following the date that person becomes an interested stockholder unless one or more of the following occurs:

•	before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•	upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) stock held by directors who are also officers of our Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•	following the transaction in which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder.

The DGCL generally defines “interested stockholder” as any person who, together with affiliates and associates, is the owner of 15% or more of our outstanding voting stock or is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately before the date of determination.

See “Description of Capital Stock—Certain Provisions of Delaware Law and of our Charter and Bylaws” for additional information regarding these provisions.

We may change our operational policies, investment guidelines and business and growth strategies without stockholder consent, which may subject us to different and more significant risks in the future.

Our board of directors determines our operational policies, investment guidelines and business and growth strategies. Our board of directors may make changes to, or approve transactions that deviate from, those policies, guidelines and strategies without a vote of, or notice to, our stockholders. This could result in our conducting operational matters, making investments or pursuing business or growth strategies different than those contemplated in this prospectus. Under any of these circumstances, we may expose ourselves to different and more significant risks in the future, which could have a material adverse effect on our businesses, prospects, liquidity, financial condition and results of operations.

We are an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our Class A Common Stock may be less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (which we refer to as the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, a requirement to present only two years of audited financial statements in the registration statement for the emerging growth company’s initial public offering of common equity securities, an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act of 2002 (which we refer to as the “Sarbanes-Oxley Act”), reduced disclosure about executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements and not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements. We have elected to adopt these reduced disclosure requirements.

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”)) are required to comply with the new or revised financial accounting standards. In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised financial accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result, our financial statements may not be comparable to companies that comply with public company effective dates.

We will remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of this offering, although a variety of circumstances could cause us to lose that status earlier. We would cease to be an “emerging growth company” upon the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year during which our annual gross revenues are $1.07 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities, or (iv) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year (and we have been a public company for at least 12 months and have filed at least one annual report on Form 10-K).

We cannot predict if investors will find our Class A Common Stock less attractive as a result of our taking advantage of these exemptions. If some investors find our common stock less attractive as a result of our choices, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will become subject to financial reporting and other requirements as a public company for which our accounting and other management systems and resources may not be adequately prepared.

As a public company with listed equity securities, we will need to comply with new laws, regulations and requirements, including the requirements of the Exchange Act, certain corporate governance provisions of the Sarbanes-Oxley Act, related regulations of the SEC and requirements of the NASDAQ Global Select Market, with which we were not required to comply as a private company. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting.

Section 404 of the Sarbanes-Oxley Act requires our management and independent auditors to report annually on the effectiveness of our internal control over financial reporting. However, we are an “emerging growth company,” as defined in the JOBS Act, and, so for as long as we continue to be an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404. Once we are no longer an emerging growth company and we are an accelerated filer or large accelerated filer, within the meaning of Section 12b-2 of the Exchange Act, we will be required to include an opinion from our independent auditors on the effectiveness of our internal control over financial reporting.

We have begun the very early stages of the costly and challenging process of compiling the system and processing the documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. As a result of our initial efforts, we have identified certain material weaknesses in our internal controls over the financial reporting process and our preparation of the tax provision. We are currently in the process of remediating these material weaknesses by (i) conducting a company-wide assessment of our control environment, (ii) documenting and formalizing our internal controls and financial reporting policies and procedures, (iii) hiring additional resources with significant experience to our accounting team, and (iv) instituting appropriate review and oversight responsibilities within our accounting team. We anticipate that we will make significant progress in addressing the internal control issues but may not have them fully remediated by December 31, 2018.

These reporting and other obligations will place significant demands on our management, administrative, operational, and accounting resources and will cause us to incur significant expenses. We may need to upgrade our systems or create new systems, implement additional financial and management controls, reporting systems and procedures, create or outsource an internal audit function, and hire additional accounting and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

We also expect that being a public company and these rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our Company and, as a result, the value of our Class A Common Stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of our fiscal year 2019. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting.

We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. Prior to this evaluation and testing process, we have identified certain material weaknesses in our internal controls over the financial reporting process and our preparation of the tax provision. We are currently in the process of remediating these material weaknesses, including hiring additional resources and implementing changes in our internal control processes over financial reporting.

If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our Class A Common Stock to decline, and we may be subject to investigation or sanctions by the SEC.

We will be required to disclose changes made in our internal control and procedures on a quarterly basis. However, if we continue to take advantage of the exemptions contained in the JOBS Act, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act and we are an accelerated filer or large accelerated filer within the meaning of Section 12b-2 of the Exchange Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

If we fail to implement and maintain an effective system of internal controls, we may not be able to accurately determine our financial results or prevent fraud. As a result, our stockholders could lose confidence in our financial results, which could materially and adversely affect us.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We have begun the costly and challenging process of compiling the systems necessary to have effective internal controls. As a result of our initial efforts, we have identified certain material weaknesses in our internal controls over the financial reporting process and our preparation of the tax provision, due to us very recently becoming subject to Public Company Accounting Oversight Board (which we refer to as “PCAOB”) standards for audit and internal control.

A material weakness is a deficiency, or a combination of deficiencies, within the meaning of Section 12b-2 of the Exchange Act, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified the following material weaknesses which have caused management to conclude that, as of December 31, 2016, our internal controls over financial reporting were not effective at the reasonable assurance level:

•	We do not have sufficient resources in our accounting function, which restricts our ability to gather, analyze and properly review information related to financial reporting in a timely manner. Due to the significant changes to our Company’s external reporting requirements and the lack of adequate resources in financial reporting with sufficient experience with GAAP to address complex transactions, there is a risk that accounting guidance may be improperly applied or the presentation and disclosure of the financial statements may be incorrectly presented.

•	We do not have sufficient processes, procedures, and controls surrounding our Company’s accounting for income taxes, which creates a risk for potential misstatement.

We are currently in the process of remediating these material weaknesses by (i) documenting and formalizing our internal controls and financial reporting policies and procedures, (ii) hiring additional resources with significant experience to our accounting team, (iii) instituting appropriate review and oversight responsibilities within our accounting team, and (iv) engaging third party specialists and financial consultants with expertise in accounting for complex transactions, preparation of the tax provision, and SEC reporting. We intend to continue to address these weaknesses as resources permit.

We may again in the future discover areas of our internal controls that need improvement. We cannot be certain that we will be successful in implementing, remediating or maintaining adequate internal control over our financial reporting and financial processes. Furthermore, as we grow our businesses, our internal controls will become more complex, and we will require significantly more resources to ensure our internal controls remain effective. Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weaknesses in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect us.

Changes in accounting rules, assumptions and/or judgments could materially and adversely affect us.

Accounting rules and interpretations for certain aspects of our operations are highly complex and involve significant assumptions and judgment. These complexities could lead to a delay in the preparation and dissemination of our financial statements. Furthermore, changes in accounting rules and interpretations or in our accounting assumptions and/or judgments, such as asset impairments, could significantly impact our financial statements. In some cases, we could be required to apply a new or revised standard retroactively, resulting in restating prior period financial statements. Any of these circumstances could have a material adverse effect on our businesses, prospects, liquidity, financial condition and results of operations.

Our management team has limited experience managing a public company.

The members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our management team and could divert their attention away from the day-to-day management of our businesses, which could materially adversely affect our businesses, financial condition, results of operations and prospects.

We are a holding company and conduct all of our operations through our subsidiaries.

We are a holding company and substantially all of our business is conducted through our direct and indirect subsidiaries. We derive all of our operating income from RDS, ASG, and their respective subsidiaries. Other than any cash we may retain, all of our assets will be held by our direct and indirect subsidiaries. We will rely on the earnings and cash flows of RDS, ASG, and their respective subsidiaries.

We rely on the earnings and cash flows of our subsidiaries, which are paid to us by our subsidiaries in the form of dividends and other payments or distributions, to meet our debt service and other obligations. The ability of our subsidiaries to pay dividends or make other payments or distributions to us will depend on their respective operating results and may be restricted by, among other things, the laws of their jurisdiction of organization (which may limit the amount of funds available for the payment of dividends and other distributions to us), the terms of existing and future indebtedness and other agreements of our subsidiaries and the covenants of any future outstanding indebtedness that our subsidiaries incur.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, rules of the SEC and the NASDAQ Global Select Market require changes in corporate governance practices of public companies, as compared to private companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-

consuming and costly. We will also incur additional costs associated with our public company reporting requirements. We expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve as executive officers, or on our board of directors, particularly on our audit committee and compensation committee.

Risks Related to this Offering and Ownership of our Class A Common Stock

There is currently no public market for shares of our Class A Common Stock, a trading market for our Class A Common Stock may never develop following this offering, and our Class A Common Stock prices may be volatile and could decline substantially following this offering.

There is currently no public market for our Class A Common Stock. Although we intend to apply to list the shares of our Class A Common Stock on the NASDAQ Global Select Market under the symbol “SIC,” an active trading market for the shares of our Class A Common Stock may never develop or if one develops, it may not be sustained following this offering. Accordingly, no assurance can be given as to the following:

•	the likelihood that an active trading market for shares of our Class A Common Stock will develop or be sustained;

•	the liquidity of any such market;

•	the ability of our stockholders to sell their shares of Class A Common Stock; or

•	the price that our stockholders may obtain for their Class A Common Stock.

If an active market for our Class A Common Stock does not develop or is not maintained, the market price of our Class A Common Stock may decline and you may not be able to sell your shares. Even if an active trading market develops for our Class A Common Stock subsequent to this offering, the market price of our Class A Common Stock may be highly volatile and subject to wide fluctuations. Our financial performance, government regulatory action, tax laws, interest rates and market conditions in general could have a significant impact on the future market price of our Class A Common Stock.

Some of the factors that could negatively affect or result in fluctuations in the market price of our Class A Common Stock include:

•	actual or anticipated variations in our quarterly operating results;

•	changes in market valuations of similar companies;

•	adverse market reaction to the level of our indebtedness;

•	additions or departures of key personnel;

•	actions by stockholders;

•	speculation in the press or investment community;

•	negative publicity regarding us specifically or our businesses generally;

•	general market, economic and political conditions, including an economic slowdown or dislocation in the global credit markets;

•	our operating performance and the performance of other similar companies;

•	changes in accounting principles; and

•	passage of legislation or other regulatory developments that adversely affect us or the building products supply and services industry.

The offering price per share of our Class A Common Stock offered under this prospectus may not accurately reflect the value of your investment.

Prior to this offering, there has been no public market for our Class A Common Stock. The initial offering price per share of our Class A Common Stock offered by this prospectus has been determined based on negotiations between us and the representatives of the underwriters. Factors considered in determining the price of our Class A Common Stock include:

•	our sales, earnings and certain other financial and operating information in recent periods;

•	the present state of our development and our future prospects;

•	the history and prospects of companies in the building products supply and services industry, and prior offerings of those companies;

•	our capital structure;

•	an assessment of our management and its experience in the building products supply and services industry;

•	general conditions of the securities markets at the time of this offering;

•	market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us; and

•	other factors we deemed relevant.

The offering price may not accurately reflect the value of our Class A Common Stock and may not be realized upon any subsequent disposition of the shares.

If you purchase Class A Common Stock in this offering, you will experience immediate dilution.

The offering price of our Class A Common Stock is higher than the net tangible book value per share of our Class A Common Stock outstanding upon the completion of this offering. Accordingly, if you purchase our Class A Common Stock in this offering, you will experience immediate dilution of approximately $        in the pro forma net tangible book value per share of our Class A Common Stock, assuming an initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus. This means that investors that purchase shares of our Class A Common Stock in this offering will pay a price per share that exceeds the per share net tangible book value of our assets.

If securities analysts do not publish research or reports about our business, or if they downgrade our Class A Common Stock, the price of our Class A Common Stock could decline.

The trading market for our Class A Common Stock could be influenced by any research and reports that securities or industry analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our Company, the trading price for our Class A Common Stock would be negatively impacted. In the event securities or industry analysts cover our Company and one or more of these analysts downgrade our Class A Common Stock or publish inaccurate or unfavorable research about our business, our Class A Common Stock price would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, demand for our Class A Common Stock could decrease, which could cause our Class A Common Stock price and trading volume to decline.

We do not intend to pay dividends on our common stock for the foreseeable future.

We currently intend to retain our future earnings, if any, to finance the development and expansion of our businesses and, therefore, do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as our board of directors deems relevant in its discretion. Accordingly, you may need to sell your shares of our Class A Common Stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them, or at all for an indefinite period of time, except as permitted under the Securities Act and the applicable securities laws of any other jurisdiction.

Future sales of our Class A Common Stock, other securities convertible into our Class A Common Stock, or our preferred stock could cause the market value of our Class A Common Stock to decline and could result in dilution of your shares.

Our board of directors is authorized, without your approval, to cause us to issue additional shares of our Class A Common Stock or to raise capital through the creation and issuance of preferred stock, other debt securities convertible into our Class A Common Stock, options, warrants and other rights, on terms and for consideration as our board of directors in its sole discretion may determine. Sales of substantial amounts of our Class A Common Stock or of preferred stock could cause the market price of our Class A Common Stock to decrease significantly. We cannot predict the effect, if any, of future sales of our Class A Common Stock, or the availability of our Class A Common Stock for future sales, on the value of our Class A Common Stock. Sales of substantial amounts of our Class A Common Stock by any large stockholder, or the perception that such sales could occur, may adversely affect the market price of our Class A Common Stock.

In connection with the November 2017 private offering and private placement, we have agreed, subject to various exceptions, not to file any registration statement with the SEC with respect to, and our directors and officers have agreed, subject to various exceptions, not to sell, pledge or otherwise dispose of or transfer, any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock for a period of 180 days after the date of the effectiveness of any registration statement filed pursuant to the registration rights agreement we entered into in connection with the November 2017 private offering and private placement, including the registration statement of which this prospectus forms a part. These lock-up provisions, at any time and without notice, may be released by B. Riley FBR, Inc., the initial purchaser and placement agent in the November 2017 private offering and private placement, in its sole discretion.

In addition, in connection with this offering, each of our directors and executive officers and certain significant stockholders have entered into a lock-up agreement that, subject to certain exceptions, restricts the direct or indirect sale of shares of our Class A Common Stock beneficially held by such person for 180 days after the date of this prospectus without the prior written consent of B. Riley FBR, Inc., as one of the representatives of the underwriters. In addition, all of our other stockholders have agreed with us not to directly or indirectly sell, offer to sell, grant any option or otherwise transfer or dispose of shares of our Class A Common Stock for 180 days after the date of this prospectus, in the case of the selling stockholders in this offering, or 60 days after the date of this prospectus, in the case of stockholders who are not selling shares of our common stock in this offering; provided, however, that such restrictions shall not apply to (a) sales of common stock by the selling stockholders in this offering, (b) with respect to any of our stockholders (other than our officers, directors, managers or employees), the sale of shares of common stock acquired by them in the open market after the completion of this offering, and (c) proportionate sales by our existing stockholders as allowed to any officer or director under their respective lock-up agreements. We have agreed not to waive or otherwise modify that agreement without the prior written consent of B. Riley FBR, Inc. B. Riley FBR, Inc. may, at any time, release, or authorize us to release, as the case may be, all or a portion of our Class A Common Stock subject to the foregoing lock-up provisions. If the restrictions under the lock-up provisions of the lock-up agreements entered into in connection with this offering and the November 2017 private offering and private placement are waived, shares of our Class A Common Stock may become available for sale into the market, subject to applicable law, which could reduce the market price for our Class A Common Stock.

Furthermore, subsequent to the effectiveness of the registration statement of which this prospectus forms a part, we intend to file a registration statement on Form S-8 to register the total number of shares of our Class A Common Stock that may be issued under our 2017 Incentive Compensation Plan. Upon registration, these shares of Class A Common Stock will be eligible for sale without restriction.

Future offerings of debt securities, which would rank senior to our common stock upon our bankruptcy liquidation, and future offerings of equity securities that may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to pay dividends or make liquidating distributions to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our Class A Common Stock in this offering bear the risk of our future offerings reducing the market price of our Class A Common Stock and diluting their ownership interest in our Company.

We have broad discretion to use the proceeds from this offering, and our use of those proceeds may not yield a favorable return.

Our management has broad discretion to use the proceeds from this offering in ways with which you may not agree. The failure of our management to apply these funds effectively could result in unfavorable returns. This could harm our business and could cause the market value of our Class A Common Stock to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this prospectus, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this prospectus. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this prospectus include:

•	our dependency upon the homebuilding industry and repair and remodel (which we refer to as “R&R”) market;

•	the cyclical nature of our business and the seasonality of the residential construction markets;

•	general economic and financial conditions;

•	competition in our highly fragmented industry and the markets in which we operate;

•	exposure to construction defect and various other claims and litigation;

•	product shortages and potential loss of relationships with key suppliers;

•	the fluctuations in prices of the products we source and distribute;

•	our inability to effectively manage our inventory as our sales volume changes or the prices of the products we distribute fluctuate;

•	the potential loss of any significant customers;

•	our failure to successfully anticipate consumer preferences and demand;

•	our inability to open new branches and pursue strategic transactions, including successfully acquiring and integrating other businesses;

•	our inability to expand into new geographic markets;

•	the impact of our long-term leases;

•	natural or man-made disruptions to our facilities;

•	disruptions in our information technology systems, including cybersecurity incidents;

•	our dependence on key personnel and highly-skilled employees;

•	the impact of federal, state and local regulations, including tax regulations;

•	our potential to incur additional indebtedness;

•	our inability to engage in activities that may be in our best long-term interests because of restrictions in our credit agreements;

•	our inability to obtain additional financing on acceptable terms, if at all;

•	our ability to implement and maintain effective internal control over financial reporting;

•	general volatility of the capital markets and the lack of a public market for shares of our common stock; and

•	additional factors discussed under the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Our Business.”

Given the foregoing risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements in this prospectus. The forward-looking statements contained in this prospectus are not guarantees of future performance and our actual results of operations and financial condition may differ materially from such forward-looking statements. In addition, even if our results of operations and financial condition are consistent with the forward-looking statements in this prospectus, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this prospectus speaks only as of the date of this prospectus. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise, after the date of this prospectus.

STATEMENT REGARDING INDUSTRY AND MARKET DATA

The industry and market data in this prospectus are based on the good faith estimates of management, which estimates are based upon our review of internal estimates, research studies and surveys, independent industry publications, and other publicly available information. Industry publications and research studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. These data involve a number of assumptions and limitations, and investors are cautioned not to give undue weight to such estimates. Although neither we nor the underwriters have independently verified the accuracy or completeness of any third-party information, we believe that the information from these publications and studies included in this prospectus is generally reliable, and the conclusions contained in the third-party information are reasonable.

Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of                  shares of our Class A Common Stock in this offering will be approximately $         million (based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and the estimated offering expenses of approximately $         payable by us.

The underwriters have an option to purchase up to              additional shares of our Class A Common Stock at the public offering price less the underwriting discounts and commissions within 30 days after the date of this prospectus to cover over-allotments, if any, made by the underwriters to investors from whom orders were solicited prior to the date of this prospectus. Exercise by the underwriters of this option in full would result in additional net proceeds to us of approximately $         million.

We will not receive any proceeds from the sale of the shares of our Class A Common Stock by the selling stockholders.

We intend to use the net proceeds from this offering (including the additional net proceeds that we would receive if the underwriters exercise their option to purchase additional shares) primarily to finance the opening of new branches, and, to the extent not used for opening new branches, we intend to use the net proceeds for working capital and general corporate purposes, including acquisitions. While we do not have any current agreements, commitments or understandings for any specific acquisitions in connection with which we intend to use a portion of the net proceeds from this offering, we may in the future use a portion of the net proceeds from this offering for such purposes.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are selling in this offering. An increase (decrease) of 1,000,000 shares in the number of shares offered by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the assumed initial public offering price of $         per share (which is the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the underwriting discounts and commissions payable by us. The as-adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

DIVIDEND POLICY

We currently intend to retain our future earnings, if any, to finance the development and expansion of our businesses and, therefore, do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments, and such other factors as our board of directors deems relevant in its sole discretion. Accordingly, you may need to sell your shares of our Class A Common Stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Related to this Offering and Ownership of our Class A Common Stock—We do not intend to pay dividends on our common stock for the foreseeable future.”

Holders of shares of our Class A Common Stock will be entitled to receive dividends on shares of our Class A Common Stock that will accrue and be payable only in additional shares of Class A Common Stock (which we refer to as the “Special Stock Dividends”) if (i) a shelf registration statement registering for resale all of the shares of our Class A Common Stock sold in the November 2017 private offering and private placement that are not sold by the selling stockholders in this offering is not filed with or confidentially submitted to the SEC by January 31, 2018, and/or (ii) such shelf registration statement is not declared effective by the SEC and the Class A Common Stock is not listed on a national securities exchange by May 31, 2018. No Special Stock Dividends have accrued with respect to our Class A Common Stock as of the date of this prospectus, and because we expect that the registration statement of which this prospectus forms a part will be declared effective by the SEC and the shares of our Class A Common Stock will be listed on the NASDAQ Global Select Market prior to or upon the completion of this offering, the conditions that would require the accrual and payment of Special Stock Dividends should no longer be applicable upon completion of this offering.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2017 on an:

•	actual basis; and

•	as adjusted basis to give effect to:

○	the sale and issuance of shares of our Class A Common Stock in this offering at an assumed initial public offering price of $ per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after the payment of the underwriting discounts and commissions and the estimated offering expenses payable by us, and the application of the net proceeds from this offering as described in the section entitled “Use of Proceeds”; and

○	the issuance of an aggregate of 3,864,626 shares of Class A Common Stock in connection with the automatic conversion of the same number of shares of our Class B Common Stock (representing all the shares of Class B Common Stock that are outstanding immediately prior to this offering), upon the registration statement of which this prospectus forms a part being declared effective by the SEC and the shares of our Class A Common Stock being listed on the NASDAQ Global Select Market by May 31, 2018, each of which should be effected prior to or upon the completion of this offering.

This table should be read in conjunction with the sections entitled “Use of Proceeds,” “Selected Financial Information,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical consolidated financial statements, our unaudited pro forma condensed consolidated financial statements, and the related notes thereto, included elsewhere in this prospectus.

	As of December 31, 2017
	Actual		As Adjusted(1)
	(in thousands, except share amounts)
Cash	$		$

Debt:
RDS revolving credit facility		14,000
ASG revolving credit facility		5,269
ASG term loan		87,975
Vehicle and equipment loans		3,460

Total debt		$110,704	$

Stockholders’ equity:
Class A Common Stock, par value $0.01 per share, 100,000,000 shares authorized and 21,750,000 shares issued and outstanding, actual; and 100,000,000 shares authorized and shares issued and outstanding, as adjusted		218
Class B Common Stock, par value $0.01 per share, 15,000,000 shares authorized and 3,864,626 shares issued and outstanding, actual; and 15,000,000 shares authorized and no shares issued and outstanding, as adjusted		39		—
Preferred Stock, par value $0.01 per share, 50,000,000 shares authorized and no shares issued and outstanding, actual; and 50,000,000 shares authorized and no shares issued and outstanding, as adjusted		—		—
Additional paid-in capital
Retained earnings
Accumulated other comprehensive loss

Total stockholders’ equity

Total capitalization	$		$

(1)	The number of shares of our Class A Common Stock to be outstanding immediately after this offering:

(a)	includes an aggregate of 3,864,626 shares of Class A Common Stock that will be issued in connection with the automatic conversion of the same number of shares of our Class B Common Stock (representing all the shares of Class B Common Stock that are outstanding immediately prior to this offering), which should be effected prior to or upon the completion of this offering;

(b)	does not include an aggregate of 358,451 shares of restricted stock, subject to vesting, that have been granted under our 2017 Incentive Compensation Plan;

(c)	does not include an aggregate of 1,848,727 shares of our common stock remaining and reserved for awards that may be granted in the future under our 2017 Incentive Compensation Plan; and

(d)	does not include up to shares of our Class A Common Stock issuable upon the exercise in full by the underwriters of their option to purchase additional shares.

DILUTION

Purchasers of shares of our Class A Common Stock in this offering will experience an immediate and substantial dilution in net tangible book value per share of their shares of Class A Common Stock from the assumed initial public offering price of $         per share (which is the midpoint of the price range set forth on the cover page of this prospectus).

The difference between the per share initial public offering price paid by purchasers of our Class A Common Stock in this offering and the pro forma net tangible book value per share of our common stock after this offering constitutes the dilution to investors in this offering. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities, by the number of outstanding shares of our common stock.

As of December 31, 2017, our net tangible book value was approximately $                 million, or approximately $                 per share of our common stock. After giving effect to (i) the sale by us of                  shares of our Class A Common Stock in this offering, at an assumed initial public offering price of $         per share (which is the midpoint of the price range set forth on the cover page of this prospectus), and (ii) the receipt by us of the net proceeds of this offering, after deduction of the underwriting discounts and commissions and the estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2017 would have been $         million, or approximately $         per share of our common stock, representing an immediate increase in net tangible book value of approximately $         per share of our common stock to our existing stockholders, and an immediate dilution in net tangible book value of approximately                 $         per share of our common stock to purchasers in this offering.

The following table illustrates the dilution to purchasers in this offering on a per share basis:

Initial offering price per share		$
Net tangible book value per share as of December 31, 2017	$
Increase in net tangible book value per share attributable to purchasers in this offering	$
Pro forma net tangible book value per share immediately after this offering		$
Dilution in net tangible book value per share to purchasers in this offering		$

The pro forma net tangible book value per share immediately after this offering is based on the following:

Numerator (in thousands):
Net tangible book value as of December 31, 2017	$
Net proceeds to us from this offering(1)	$

Total pro forma net tangible book value immediately after this offering	$
Denominator:
Shares of our common stock outstanding immediately prior to this offering		25,614,626
Shares of our Class A Common Stock being sold by us in this offering

Total shares of our common stock

(1)	Assumes no exercise by the underwriters of their option to purchase additional shares of our Class A Common Stock to cover over-allotments, if any.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma net tangible book value per share immediately after this offering by $                 per share, and the dilution in pro forma net tangible book value per share to purchasers in this offering by $                 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions payable by us.

We may also increase or decrease the number of shares we are selling in this offering. An increase (decrease) of 1,000,000 shares in the number of shares offered by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma net tangible book value per share immediately after this offering by $        , and the dilution in pro forma net tangible book value per share to purchasers in this offering by $        , assuming the assumed initial public offering price of $         per share (which is the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the underwriting discounts and commissions payable by us.

The tables and information above assume no exercise by the underwriters of their option to purchase additional shares in this offering. If the underwriters exercise in full their option to purchase                  additional shares of our Class A Common Stock in this offering, the pro forma net tangible book value per share immediately after this offering would be $         per share, and the dilution in pro forma net tangible book value per share to purchasers in this offering would be $         per share, in each case assuming an assumed initial public offering price of $         per share (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table sets forth, as of December 31, 2017, on the pro forma basis as described above, the differences between the number of shares of our common stock purchased or to be purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us, by existing stockholders and by purchasers in this offering, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $         per share (which is the midpoint of the price range set forth on the cover page of this prospectus).

	Shares Purchased			Total Consideration
	Number	Percent		Amount	Percent		Average Price Per Share
Existing stockholders(1)(2)	25,614,626		%	$		%	$
Purchasers from us in this offering

Total(2)(3)		100%		$	100%		$

(1)	Includes shares of our common stock which the selling stockholders are selling in this offering. Sales by the selling stockholders in this offering will cause the number of shares held by our existing stockholders to be reduced to shares, or approximately % of the total number of shares of our common stock outstanding immediately after this offering.

(2)	Includes (a) 21,750,000 shares of our Class A Common Stock sold and issued by us in the November 2017 private offering and private placement at an offering price of $12.00 per share, and (b) 3,864,626 shares of Class B Common Stock issued by us as part of the November 2017 restructuring transactions at a price of $11.16 per share (which was the price per share paid by the initial purchaser in the November 2017 private offering and private placement).

(3)	Excludes (a) 358,451 shares of restricted stock, subject to vesting, that have been granted under our 2017 Incentive Compensation Plan, and (b) an aggregate of 1,848,727 shares of our common stock remaining and reserved for awards that may be granted in the future under our 2017 Incentive Compensation Plan.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid by purchasers from us in this offering, total consideration paid by all stockholders, and average price per share paid by all stockholders by $         million, $         million, and $         per share, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions payable by us.

Similarly, an increase (decrease) of 1,000,000 shares in the number of shares offered by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by purchasers from us in this offering, total consideration paid by all stockholders, and average price per share paid by all stockholders by $         million, $         million, and $         per share, respectively, assuming the assumed initial public offering price of $         per share (which is the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the underwriting discounts and commissions payable by us.

The table and information above assume no exercise by the underwriters of their option to purchase additional shares in this offering. If the underwriters exercise in full their option to purchase                  additional shares of our Class A Common Stock in this offering, the number of shares held by purchasers from us in this offering would be increased to                  shares, or     % of the total number of shares of our common stock outstanding immediately after this offering, and the percentage of shares held by existing stockholders would be reduced to             % of the total number of shares of our common stock outstanding immediately after this offering.

SELECTED FINANCIAL INFORMATION

The following sets forth our selected consolidated financial and operating information on a historical and pro forma basis. You should read the following summary of selected consolidated financial information in conjunction with our historical combined consolidated financial statements, our historical consolidated financial statements, our unaudited pro forma condensed consolidated financial statements, and the related notes thereto, and with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

In February 2017, we acquired all of the equity interests (which we refer to as the “Pental Acquisition”) in Pental Granite and Marble, LLC (which we refer to as “Pental”). The unaudited pro forma condensed consolidated financial information set forth below gives effect to the Pental Acquisition as if it had occurred as of January 1, 2017, and has been prepared to reflect adjustments to our historical financial information that are (i) directly attributable to the Pental Acquisition, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed consolidated statements of operations information, expected to have a continuing impact on our results. The unaudited pro forma condensed consolidated financial information includes various estimates which are subject to material change and may not be indicative of what may be expected to occur in the future. The unaudited pro forma condensed consolidated statements of operations information does not include non-recurring items, including, but not limited to, acquisition-related legal and advisory fees. The unaudited pro forma condensed consolidated financial information reflects the impact of:

•	the Pental Acquisition; and

•	other adjustments related to the Pental Acquisition described in the explanatory notes to the unaudited pro forma condensed consolidated financial information.

See the introduction and the related notes to the unaudited pro forma condensed consolidated financial statements, included elsewhere in this prospectus, for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma condensed consolidated financial information.

The historical statement of income information of Pental used in the preparation of the unaudited pro forma condensed consolidated statement of operations information set forth below has been derived from the historical financial statements of Pental Granite & Marble, Inc.

Our summary selected historical consolidated statement of operations information for the year ended December 31, 2016, and our related summary selected historical consolidated balance sheet information as of December 31, 2016, have been derived from the historical audited combined consolidated financial statements of Residential Design Services, LLC (f/k/a TCFI LARK LLC) (which we were refer to as “RDS”) and Architectural Surfaces Group, LLC (f/k/a TCFI G&M LLC) (which we refer to as “ASG”), our primary operating subsidiaries, as of and for the year ended December 31, 2016, which are included elsewhere in this prospectus.

Our summary selected historical consolidated statement of operations information for the year ended December 31, 2017, and our related summary selected historical consolidated balance sheet information as of December 31, 2017, have been derived from our historical audited consolidated financial statements as of and for the year ended December 31, 2017, which are included elsewhere in this prospectus.

The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period.

	Year Ended December 31,
(dollars in thousands, except per share amounts)	Pro Forma(1) 2017	2017	2016
	(unaudited)
Consolidated Statement of Operations Information:
Revenue	$	$	$234,077
Cost of revenue			167,247

Gross profit			66,830
Sales and marketing			11,189
General & administrative			41,216

Operating expenses			52,405
Interest expense			4,736
Other expense, net			1

Income before tax expense			9,689

Income tax expense			2,634

Net Income	$	$	$7,055

Select Balance Sheet Information (end of period):

Cash and cash equivalents	$	$	$4,727

Inventory			31,654

Accounts receivable			27,904

Other current assets			848

Total assets			136,507

Accounts payable			20,988

Accrued liabilities			6,417

Total debt			59,940

Total liabilities			96,766

Equity			39,741

Other Operating and Financial Information:

Operating income	$	$	$14,425

Depreciation	$	$	$2,045

Amortization	$	$	$7,142

EBITDA(2)	$	$	$23,612

EBITDA adjustments	$	$	$3,801

Adjusted EBITDA(2)	$	$	$27,413

(1)	For more information regarding the unaudited pro forma condensed consolidated financial information reflecting the Pental Acquisition, see the unaudited pro forma condensed consolidated financial statements beginning on Page F-42.

EBITDA and Adjusted EBITDA Reconciliation

The following table presents our EBITDA and Adjusted EBITDA on a historical consolidated basis for the years ended December 31, 2017 and 2016, and on a pro forma consolidated basis for the year ended December 31, 2017. EBITDA and Adjusted EBITDA are not measurements of financial performance under United States generally accepted accounting principles (which we refer to as “GAAP”) and should not be considered as an alternative to net income as a measure of performance or to net cash flows provided by (used in) operations as a measure of liquidity. Adjusted EBITDA is a non-GAAP financial measure we use as a supplemental measure in evaluating operating performance. We define Adjusted EBITDA as consolidated net income before (i) income tax expense, (ii) interest in cost of home sales revenues, (iii) other interest expense, (iv) depreciation and amortization expense, and (v) adjustments resulting from the application of purchase accounting for acquired work in process inventory related to business combinations. We believe Adjusted EBITDA provides an indicator of general economic performance that is not affected by fluctuations in interest rates or effective tax rates, levels of depreciation or amortization, and items considered to be non-recurring. Accordingly, our management believes that this measurement is useful for comparing general operating performance from period to period. Adjusted EBITDA should be considered in addition to, and not as a substitute for, consolidated net income in accordance with GAAP as a measure of performance. Our presentation of Adjusted EBITDA should not be construed as an indication that our future results will be unaffected by unusual or non-recurring items. Our Adjusted EBITDA is limited as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP.

	Year Ended December 31,
(dollars in thousands)	Pro Forma 2017	2017	2016
Net income	$	$	$7,055
Income tax expense	$	$	$2,634
Interest expense	$	$	$4,736
Depreciation and amortization	$	$	$9,187

EBITDA	$	$	$23,612
EBITDA adjustments	$	$	$3,801

Adjusted EBITDA	$	$	$27,413

In addition, other companies may define EBITDA and Adjusted EBITDA differently and, as a result, our measures of EBITDA and Adjusted EBITDA may not be directly comparable to EBITDA or Adjusted EBITDA of other companies. Furthermore, our EBITDA and Adjusted EBITDA calculation includes the following adjustments:

•	Consulting Fees to Trive Capital. EBITDA is adjusted by these costs because they are judged not to be part of the cost structure required to operate the business.

•	Acquisition Costs. Fees and expenses paid to financial firms, professional fees, legal fees, accounting fees, and other similar fees related to acquisitions of businesses. These are judged to be non-recurring in nature and included as EBITDA adjustments.

•	Structural Addbacks. These are costs related to transition of management or staff caused by an acquisition and are deemed to be non-recurring in nature, or deemed to be “investment-like” in nature, but expensed for accounting purposes.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following in conjunction with the sections of this prospectus entitled “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors,” “Selected Financial Information,” and “Our Business,” and the historical consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview

We are a Delaware corporation that was restructured in November 2017 to specifically build upon a diversified building products and services company with market-leading capabilities in interior design and selection services, merchandising, and complex supply chain management. Through our two primary operating subsidiaries, Residential Design Services, LLC (which we refer to as “RDS”), and Architectural Surfaces Group, LLC (which we refer to as “ASG”), we import and distribute natural and engineered stone slabs for kitchen and bathroom countertops, operate design centers that merchandise high value and high margin interior products, and provide installation services. Our interior product offerings include flooring, countertops, wall tile, finish carpentry, shower doors and enclosures, and mirrors.

Our platform originated in September 2014, when affiliates of Trive Capital Management LLC (which we refer to as “Trive Capital”) acquired RDS, a leading provider of residential interior design and installation services, which in turn acquired the assets of PT Tile Holdings, LP (which we refer to as “Pinnacle”) in February 2015, and Greencraft Holdings, LLC (which we refer to as “Greencraft”) in December 2017. In 2015, affiliates of Trive Capital also formed a consolidation platform in the stone countertop market by acquiring the assets of Architectural Granite & Marble, LLC (which we refer to as “AG&M”), a distributor of granite slabs, which in turn acquired the assets of Bermuda Import-Export, Inc. (which we refer to as “Modul”) in July 2016, Pental Granite and Marble, LLC (which we refer to as “Pental”) in February 2017, and the assets of Cosmic Stone & Tile Distributors, Inc. (which we refer to as “Cosmic”) in October 2017, and these acquired businesses were combined to form ASG. Pursuant to the November 2017 restructuring transactions, we combined RDS and ASG to create what we believe to be a strong, scalable platform of product and service offerings for home interiors that can be replicated across geographies, product categories, and services.

Residential Design Services

RDS operates design centers where its builder customers send their homebuyer customers to consult with RDS’ interior designers on the upgrade options they will use to personalize their new homes. RDS has consistently high ratings from the homebuyers that visit its design centers, which we believe contributes significantly to it being, by our calculation, the market leader in flooring and countertop installation in the state of California.

Architectural Surfaces Group

ASG is focused on the world-wide sourcing and U.S. distribution of natural and engineered stone products across a broad range of price points. ASG’s focus in sourcing is on quality and consistency of the product provided to fabricators. We believe that another of ASG’s core competencies is its ability to stock the product/color combinations that are trending positively in end markets and command higher margins.

Select Interior Concepts

In November 2017, our Company, Select Interior Concepts, Inc., entered into a series of restructuring transactions (which we refer to as the “November 2017 restructuring transactions”) pursuant to which it acquired all of the outstanding equity interests in each of RDS and ASG, including all of their respective wholly-owned subsidiaries. Following the November 2017 restructuring transactions, our Company became a holding company that wholly owns RDS and ASG.

As a combined company, we have 44 locations in eleven states, with RDS having locations throughout California, Nevada and Arizona, and ASG having locations in eight states in the North East, South East, South West, Mountain West, and West Coast. Our businesses have critical expertise in managing precise order fulfillment and installation in a very demanding, complex environment where high homebuyer expectations and requirements combine with oftentimes intense time pressure. Because of this, we have built strong, decades-long relationships with our homebuilder, fabricator and designer customers, who rely on us to satisfy their customers with our products and services, as well as meet their budgets and deadlines.

Operating Segments

We have defined each of our operating segments based on the nature of its operations and its separate management structure and product offerings. Our management decisions are made by our Chief Executive Officer, whom we have determined to be our Chief Operating Decision Maker (which we refer to as “CODM”). Our management evaluates divisional performance based on operating income. Our two reportable segments are described below.

Interior Design and Installation

Our Interior Design and Installation segment is a service business that provides design center operation, interior design, product sourcing, and installation services to homebuilders, homeowners, general contractors and property managers. Products sold and installed include flooring, prefabricated countertops, cabinets, wall tile, interior trim (doors, moldings, door and window casing), shower enclosures and doors, mirrors, and window coverings. New single family and multifamily construction are the primary end markets.

Natural and Engineered Surfaces Distribution

Our Natural and Engineered Surfaces Distribution segment distributes granite, marble, and quartz slabs for countertop and other uses, and ceramic and porcelain tile for flooring and backsplash and wall tile applications. Primary end markets are new residential and commercial construction and the repair and remodel market.

Key Factors Affecting Operating Results

Our operating results are impacted by changes in the levels of new residential construction and of the demand for products and services in the R&R market. These are in turn affected by a broad range of macroeconomic factors including the rate of economic growth, unemployment, job and wage growth, interest rates, and commercial and residential mortgage lending conditions generally. Other important underlying factors include demographic variables such as household formation, immigration and aging trends, housing stock and vacant inventory levels, changes in the labor force, raw materials prices, the legal environment and local and regional development and construction regulation.

According to the U.S. Census Bureau, from 1977 to 2006, new housing starts averaged 1.56 million per year. In the recession that began in mid-2007, starts bottomed out at 554,000 units in 2009. Since that time, the market has gradually recovered to 1.2 million units started in 2017. Similarly, the R&R market, which reached $277 billion in 2007 and dropped to $222 billion in 2009, has grown to an estimated $315 billion in 2017, and is projected to grow to $339 billion in 2018 (source: Joint Center for Housing Studies of Harvard University).

Long-term Trends and Expectations

General Economic Conditions and Outlook

Demand for our products and services is highly dependent on the overall levels of new residential construction and investment in residential remodeling. These variables are in turn affected by macroeconomic variables such as employment levels, income growth, consumer confidence, interest rates generally, and mortgage rates specifically.

During the Great Recession from 2007 to 2012, our revenue and profits suffered significantly as demand for our products collapsed with the dramatic decline in residential construction. Since the trough of that recession in 2009, residential investment and demand for our products have entered into a sustained period of growth.

Residential Construction

We believe that we stand to benefit from long-term new housing trends. The Joint Center for Housing Studies of Harvard University (which we refer to as “JCHS”) expects new household formation to average approximately 1.36 million per year over the decade from 2015 to 2025, an average that is approximately 13.3% above the 2016 level of 1.17 million total housing starts. Household formation is a primary driver of demand for new housing construction. The JCHS also expects homeowner improvement expenditures to rise by nearly 23% to $269 billion by 2025.

The National Association of Homebuilders (which we refer to as “NAHB”) December 2017 forecast update expects 10.0% growth in housing starts over the 2017 to 2019 timeframe. Broken down by dwelling type, the NAHB forecast is for 15.0% growth in single-family starts, a 3.0% decline in multifamily starts, and 5.5% growth in R&R investment.

Revenue

Our revenues are derived from new single-family construction (estimated 60%), R&R expenditures (estimated 30%), commercial construction (estimated 6%), and new multifamily construction (estimated 4%). We believe we are well positioned to take advantage of long-term growth trends in the single-family and R&R markets. We also believe that there is significant opportunity for additional penetration in the multifamily segment. Our expectation is that our revenue will continue to grow in excess of the rate of residential investment growth because of our ability to add locations, products and services in key areas where we currently lack presence, and to leverage our strong existing relationships with major customers. Revenue growth should in turn improve our asset utilization and fixed cost absorption rates, leading to improved profitability.

Material Costs

The materials that we distribute and install are sourced through a wide array of quarries, manufacturers, and distributors located in the United States, Mexico, South America, Europe and Asia. As demand for these products continues to grow with housing demand, we expect that we may be subject to cost increases from time to time. There is no guarantee that our relationships with our customers will be such that we can pass these increases on to our customers. Affordability issues in new residential construction could temper our customers’ ability to raise their prices, which could in turn limit our ability to increase prices. We do expect that over the long term, the same forces affecting the level of housing prices the market will bear will affect our suppliers’ pricing power in the same way it affects ours.

Labor Costs

Installation labor is the single biggest component of our labor force of over 875 employees. With the unemployment rate at 4.1% in December 2017 (source: Bureau of Labor Statistics), there is no guarantee that we will be able to attract the type of skilled labor that we need in sufficient quantities to accomplish our growth plans. Correspondingly, we expect that tight labor markets will continue to lead to upward pressure on wages and could impact our gross profit margin and overall profitability negatively. We believe, however, that our scale will continue to give us the ability to provide steadier work, a more attractive benefits package and a more beneficial work environment compared to our generally smaller competitors. Over time, we expect that the combination of these factors will gradually increase our relative advantage over smaller and less sophisticated competitors.

Operating and Administrative Costs

We incur significant costs related to the operation and administration of our business that are reported as period expenses separately from Cost of Goods Sold. These expenses include such functions as purchasing, customer service, project management, human resources, accounting, information technology, general management and others. These costs will likely continue to grow as our business grows, but we expect that, overall, they will grow more slowly than the rate at which our gross profit grows due to improved utilization rates of these resources and the fact that we have implemented and will continue to implement scalable technology and process improvements that increase the efficiency of our operations.

On November 22, 2017, we incurred significant costs with respect to advisory fees and incentive compensation payments related to the November 2017 private offering and private placement. These costs were comprised of approximately $2.2 million in fees to our advisors and attorneys, and approximately $8.4 million in transaction bonuses paid to certain of our executives.

Growth Plan

Our growth plan consists of several key initiatives, including:

Organic Growth Accelerators.  We have several projects underway to increase revenue within existing operations, including pursuit of smaller builders not previously prioritized, improving results in underperforming regions with an upgraded sales force, and greater penetration into market segments where we currently have low market share, such as the multifamily flooring installation market. We also have in place plans to pursue more R&R customers to leverage seasonally underutilized RDS assets, and more builder customers to create pull-through demand for ASG products that does not currently exist.

New Locations.  There are many geographic areas where we do not have an effective presence or could serve at a lower cost with an additional location. These include areas such as the Inland Empire in California for RDS as well as many major metropolitan areas across the country where we believe our products and services can compete effectively and win market share. Our distribution services are especially scalable in this way, and we expect that our exclusive PentalQuartz® and MetroQuartz® product lines will help us compete for new business in new locations very quickly.

New Products.  Our longstanding relationships with key customers, including some of the biggest production homebuilders in the country, give us the opportunity to leverage the trust we’ve gained over many years to sell them additional products and services. Using NAHB data for what they term a “generic house,” we estimate that there is over $35,000 per house in additional interior finish products that we can readily provide and effectively sell through our RDS design centers.

Acquisitions.  Since 2009, RDS and ASG have made nine acquisitions, now representing over $257 million annually in revenue. In 2017, we closed on three acquisitions representing $125 million in revenue, and currently have another acquisition target signed to an exclusive non-binding letter of intent. We believe that while there is no guarantee we will be able to continue to source or close on additional acquisition targets, our ability to execute on strategic acquisitions will be enhanced by our proposed transaction and that we will have many opportunities to expand our geographic presence.

Cyclicality and Seasonality

Our business is both cyclical and seasonal. Because of the nature of the timing during which homebuyers are most active, and the fact the interior finishes are installed near the end of the construction process, activity in the homebuilding industry is weighted toward the end of the calendar year, with the fall and early winter months being the busiest of the year. Our locations in areas more impacted by winter weather are generally busier in the late summer and fall.

Homebuilding-based businesses are also well known to be cyclical. As the macroeconomic factors listed earlier as having an impact on our results go through cycles, so does the extent to which their impact augments or detracts from the level of activity in the homebuilding market.

After the dramatic recession that ran from 2009 to 2011, there have been six straight years of relatively steady growth. While we believe that the underlying fundamentals of demand for new housing units and residential investment are indicative of continued growth into the future, there can be no assurance that macroeconomic or other factors will not change unexpectedly and cause a downturn in housing construction.

Non-GAAP Measures

EBITDA, Adjusted EBITDA, and EBITDA Margin

We use Adjusted EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization) as a key measure of income and as a proxy for the operating cash flow generated by the business without regard to changes in working capital. This is a useful measure for comparing performance across companies since it removes the effect of non-operational decisions made by management such as the amount and cost of debt used to finance operations, or the tax efficiency of the organizational form.

The calculation of EBITDA is converted to Adjusted EBITDA by adding back certain expenses that are deemed to be extraordinary in nature and not representative of the normal cost structure of the business. Examples of this would be certain fees and expenses associated with non-recurring events such as a restructuring or a significant acquisition or divestiture.

Adjusted EBITDA margin is Adjusted EBITDA divided by Net Revenue for the same period being measured and is expressed as a percentage.

Although we use these measures to assess the performance of our business, the uses of these measures are limited because they do not include certain material expenses such as interest and taxes which generally represent real cash outflows or liabilities. Adjusted EBITDA and Adjusted EBITDA margin should only be considered in addition to, and not as a substitute for, accounting principles generally accepted in the United States of America (which we refer to as “GAAP”) measures such as net income or loss, operating income and gross profit. Our presentation of these measures should also not be construed as an indication that our future results will be unaffected by unusual or non-recurring items. These measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. Because of these limitations, these measures should not be considered as substitutes for any GAAP measure of income, cash flow or liquidity, and therefore you should not place undue reliance on these measures or any ratio or derivative thereof.

Results of Operations

The following table sets forth our consolidated operating results for the periods indicated:

	Year Ended December 31,
(in thousands)	2017	2016
Revenue	$	$234,077
Cost of revenue	$	$167,247

Gross profit	$	$66,830
Sales and marketing	$	$11,189
General & administrative	$	$41,216

Operating expenses	$	$52,405
Interest expense	$	$4,736
Other expense, net	$	$1

Income before tax expense	$	$9,689

Income tax expense	$	$2,634

Net income	$	$7,055

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenue.  In the distribution side of the business, net revenue is derived from delivery of product and is recognized when it has been accepted at the customer’s designated location. In the subcontracting side of the business, net revenue is derived from the installation of products sold to homebuilders and contractors. In single-family construction, revenue is recognized when the work is complete or complete in all material respects. In multifamily construction, revenue is recognized on a percentage of completion basis as these projects often take place over several months.

For the year ended December 31, 2017, net revenue                  $         million, or     %, to $         million, from $234.1 million for the year ended December 31, 2016.

Cost of Goods Sold.  Cost of goods sold includes the direct costs of installation labor and material associated with each job, fabrication labor employed in our countertop fabrication shops, and sales commissions paid to our designers and salespeople. Taxes, benefits and workers’ compensation insurance associated with that labor are also reported as COGS. We also include, as a period expense, rent for countertop fabrication and warehouse facilities, vehicle depreciation and operating costs, and factory overhead costs of operating the countertop fabrication shops.

For the year ended December 31, 2017, cost of goods sold                  $         million, or     %, to $         million, from $167.2 million for the year ended December 31, 2016.

Operating Expenses.  Operating expenses include overhead costs such as general management, project management, purchasing, customer service, accounting, human resources, information technology and all other forms of wage and salary cost associated with operating our business and the taxes and benefits associated with those costs. We also include other general-purpose expenses, including but not limited to office supplies, office rents, legal, consulting, insurance, and non-cash stock compensation costs.

For the year ended December 31, 2017, operating expenses                  by $         million, or     %, to $         million, from $52.4 million for the year ended December 31, 2016.

Depreciation and Amortization.  These expenses represent the estimated decline over time of the value of tangible assets such as vehicles, equipment and tenant improvements, and intangible assets such as customer lists and trade names. We recognize the expenses on a straight-line basis over the estimated economic life of the asset in question.

For the year ended December 31, 2017, depreciation and amortization expenses                  by $         million, or     %, to $         million, from $9.2 million for the year ended December 31, 2016.

Interest Expense.  Interest expense represents amounts paid to or which have become owing during the period to lenders and lessors under credit agreements and capital leases.

For the year ended December 31, 2017, interest expense                  by $         million, or     %, to $         million, from $4.7 million for the year ended December 31, 2016.

Customer Concentration

For the year ended December 31, 2017, Toll Bros., Inc. accounted for approximately 12.1% of our total revenue. None of our other customers accounted for greater than 10% of our total revenue for the years ended December 31, 2017 and 2016.

Liquidity and Capital Resources

Working capital is the largest element of our capital needs, as inventory and receivables are our most significant investments. We also require funding to cover ongoing operating expenses and meet required obligations related to financing, such as lease payments and principal and interest payments.

Our capital resources primarily consist of cash from operations and borrowings under our revolving and long-term credit agreements, capital equipment leases, operating leases, and loans. As our revenues and profitability have improved during the recovery of the housing market, we have used increased borrowing capacity under revolving lines of credit to fund working capital needs. We have utilized capitalized leases and secured equipment loans to finance our vehicles and equipment needed for both replacement and expansion purposes.

The initial acquisitions of both RDS and AG&M by affiliates of Trive Capital were financed with equity investments by such affiliates of Trive Capital and by debt in the form of long-term credit facilities and revolving lines of credit, as was AG&M’s acquisition of Pental in February 2017. Smaller acquisitions, such as our acquisitions of Cosmic and Greencraft were financed with available borrowing capacity under existing lines of credit.

Based on our recent track record of profitability, positive cash flow, and ability to effectively manage working capital needs, we believe that we have sufficient funding in place to finance our operations and growth plans through the end of 2018.

Financing Sources; Debt

RDS Credit Facility

Pursuant to that certain Loan and Security Agreement, dated as of September 3, 2014, by and between L.A.R.K. Industries, Inc. (which we refer to as “LARK”), a wholly-owned subsidiary of RDS, as the borrower, and Bank of America, N.A., as the lender, as amended by that certain First Amendment to Loan and Security Agreement and Limited Consent, dated as of February 13, 2017 (which we refer to as, as amended, the “RDS Credit Facility”), RDS has a borrowing-base-governed revolving credit facility that provides for borrowings of up to $25 million, which may be increased to an aggregate amount not to exceed $35 million upon the satisfaction of certain conditions. The borrowing base under the RDS Credit Facility is comprised of accounts receivable and inventory.

Under the terms of the RDS Credit Facility, LARK has the ability to request the issuance of letters of credit up to a maximum aggregate stated amount of $5 million. The ability to borrow revolving loans under the RDS Credit Facility is reduced on a dollar-for-dollar basis by the aggregate stated amount of all outstanding letters of credit. The indebtedness outstanding under the RDS Credit Facility is secured by substantially all of LARK’s assets.

The revolving loans under the RDS Credit Facility bear interest at a floating rate equal to an index rate (which LARK can elect between a LIBOR-based index and a Prime-based index) plus an applicable margin. The applicable margin is determined quarterly based on LARK’s leverage ratio during the immediately preceding fiscal quarter, and ranges from seventy-five basis points (0.75%) to two hundred twenty-five basis points (2.25%). Upon the occurrence of certain events of default under the RDS Credit Facility, the interest rate applicable to the obligations thereunder may be increased by two hundred basis points (2.00%).

All revolving loans under the RDS Credit Facility are due and payable in full on September 3, 2019, subject to earlier acceleration thereunder upon certain conditions. Letter of credit obligations and other amounts outstanding under the RDS Credit Facility are due and payable upon demand by the lender.

Under the RDS Credit Facility, LARK is required to comply with certain customary restrictive covenants that, among other things and with certain exceptions, limit the ability of LARK to (i) incur additional indebtedness and liens in connection therewith, (ii) pay dividends and make certain other restricted payments, (iii) effect mergers or consolidations, (iv) enter into transactions with affiliates, (v) sell or dispose of property or assets, and (vi) engage in unrelated lines of business.

As of December 31, 2017, approximately $14.0 million of indebtedness was outstanding under the RDS Credit Facility.

ASG Credit Facility

Pursuant to that certain Loan and Security Agreement, dated as of June 23, 2015, by and between AG&M, a wholly-owned subsidiary of ASG, as the borrower, and Bank of America, N.A., as the lender, as amended by that certain First Amendment and Consent to Loan and Security Agreement, dated as of January 4, 2016, and by that certain Second Amendment to Loan and Security Agreement and Joinder, dated as of February 28, 2017, pursuant to which Pental, a wholly-owned subsidiary of AG&M, joined as an additional borrower (which we refer to as, as amended, the “ASG Credit Facility”), ASG has a borrowing-base-governed revolving credit facility that provides for borrowings of up to $40 million. The borrowing base under the ASG Credit Facility is comprised of accounts receivable and inventory.

Under the terms of the ASG Credit Facility, AG&M and Pental have the ability to request the issuance of letters of credit up to a maximum aggregate stated amount of $6.5 million. The ability to borrow revolving loans under the ASG Credit Facility is reduced on a dollar-for-dollar basis by the aggregate stated amount of all outstanding letters of credit. The indebtedness outstanding under the ASG Credit Facility is secured by substantially all assets of AG&M and Pental, and the equity interests of each of AG&M and Pental held by ASG.

The revolving loans under the ASG Credit Facility bear interest at a floating rate equal to an index rate (which AG&M and Pental can elect between a LIBOR-based index and a Prime-based index) plus an applicable margin. The applicable margin is determined quarterly based on the borrowers’ average daily availability (calculated by reference to their accounts receivable and inventory that comprise their borrowing base) during the immediately preceding fiscal quarter, and ranges from twenty-five basis points (0.25%) to one hundred seventy-five basis points (1.75%). Upon the occurrence of certain events of default under the ASG Credit Facility, the interest rate applicable to the obligations thereunder may be increased by two hundred basis points (2.00%).

All revolving loans under the ASG Credit Facility are due and payable in full on February 27, 2022, subject to earlier acceleration thereunder upon certain conditions. Letter of credit obligations and other amounts outstanding under the ASG Credit Facility are due and payable upon demand by the lender.

Under the ASG Credit Facility, AG&M and Pental are required to comply with certain customary restrictive covenants that, among other things and with certain exceptions, limit the ability of AG&M and Pental to (i) incur additional indebtedness and liens in connection therewith, (ii) pay dividends and make certain other restricted payments, (iii) effect mergers or consolidations, (iv) enter into transactions with affiliates, (v) sell or dispose of property or assets, and (vi) engage in unrelated lines of business.

As of December 31, 2017, approximately $5.3 million of indebtedness was outstanding under the ASG Credit Facility.

Vehicle and Equipment Financing

We have used various secured loans and leases to finance our acquisition of vehicles. In May 2017, we entered into a Master Vehicle Lease with a provider of fleet management services. Under this agreement, we acquire vehicles as necessary for both replacement and expansion of our operations. The interest rates under these leases vary with certain index rate levels at the time of delivery. The terms of these leases include 90% financing, 48 monthly payments starting one month from the date of delivery of the vehicle, and minimal buyout options at termination. As such, they are being accounted for as capital leases.

As of December 31, 2017, approximately $3.5 million of indebtedness was outstanding under vehicle and equipment loans.

Historical Cash Flow Information

Working Capital

Inventory and Accounts Receivable represent over 85% of our tangible assets and accordingly, management of working capital is very important to our business. Working Capital (defined as Current Assets less Current Liabilities, excluding debt and cash) as a percent of revenue was 12.4%, totaling $29.0 million at December 31, 2016.

Cash Flows from Operating Activities

Net Cash Provided by Operating Activities was $15.5 million and $                million for the years ended December 31, 2016 and 2017, respectively. Net Income from Operations was $7.1 million for the year ended December 31, 2016, and                 $        for the year ended December 31, 2017.

Adjustments for noncash expenses included in the calculation of Net Cash Provided by Operating Activities, including Amortization and Depreciation, changes in Deferred Income Taxes and other noncash items, totaled $7.5 million for the year ended December 31, 2016, and $        million for the year ended December 31, 2017.

Changes in Operating Assets and Liabilities resulted in a net source of cash of $1.0 million for the year ended December 31, 2016. A reduction to the Accounts Receivable due to an improvement in Days Sales Outstanding also contributed to the change.

Cash Flows from Investing Activities

For the year ended December 31, 2016, Cash Flow from Investing Activities was ($14.8 million), which consisted largely of ($11.3 million) for the acquisition of Modul and ($3.5 million) for the purchase of new property and equipment.

Cash Flows from Financing Activities

Net Cash Provided by Financing Activities was $1.7 million and $                million for the years ended December 31, 2016 and 2017, respectively.

For the year ended December 31, 2016, we paid distributions to members of ($0.3 million), and we received contributions from members of $12.5 million. We also paid down ($7.9 million) on our revolving line of credit. We also paid total principal payments of ($2.7 million) on term loans and notes payable.

Contractual Obligations

In the table below, we set forth our enforceable and legally binding obligations as of December 31, 2017. Some of the amounts included in the table are based on management’s estimates and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties and other factors. Because these estimates and assumptions are necessarily subjective, our actual payments may vary from those reflected in the table.

Payments Due by Period
(in thousands)	Total	Fiscal Year 2018	Fiscal Year 2019	Fiscal Year 2020	Fiscal Year 2021	Fiscal Year 2022	Thereafter
Long-Term Debt Obligations(1)

Operating Lease Obligations(2)

Purchase Obligations(3)

Total

(1)	Long-term debt obligations include principal and interest payments on our term loans as well as our notes payable and capital lease obligations for vehicles and equipment purchased. Long-term debt obligations do not include fees on the unused portion of our revolving letters of credit or financing fees associated with the issuance of debt.

(2)	We lease certain locations, including, but not limited to, corporate offices, warehouses and fabrication shops, and design centers. For additional information, see Note 10, Operating Leases, to our audited consolidated financial statements included elsewhere in this prospectus.

(3)	We have a contract with a supplier of engineered stone on an exclusive basis in certain states within the United States. As part of the terms of the exclusive right to distribute the products provided under the contract, we are obligated to take delivery of a certain minimum amount of product from this supplier. If we fall short of these minimum purchase requirements in any given calendar year, we have agreed to negotiate with the supplier to arrive at a mutually acceptable resolution. There are no financial penalties to us if such commitments are not met; however, in such a case, the supplier has reserved the right, under the contract, to withdraw the exclusive distribution rights granted to us.

Off-Balance Sheet Arrangements

As of December 31, 2017, with the exception of operating leases that we typically use in the ordinary course of business, we were not party to any material off-balance sheet financial arrangements that are reasonably likely to have a current or future effect on our financial condition or operating results. We do not have any relationship with unconsolidated entities or financial partnerships for the purpose of facilitating off-balance sheet arrangements or for other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts could have been reported using different assumptions or under different conditions. We evaluate our estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of our assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of our consolidated financial statements.

Revenue Recognition

Our revenue derived from the sale of imported granite, marble, and related items is recognized when persuasive evidence of an agreement exists through a purchase order or signed contract detailing the quantity and price, delivery per the agreement has been made, and collectability is reasonably assured.

Our revenue derived from contracts with our homebuilder customers are generally treated as short-term contracts for accounting purposes. These contracts generally range in length from several days to several weeks. We account for these contracts under the completed contract method of accounting and will recognize revenue and cost of revenues when the contract is complete and performance has been delivered.

Our revenue derived from contracts related to multifamily projects are treated as long-term contacts for accounting purposes. Accordingly, we recognize revenue using the percentage-of completion method of accounting. For the year ended December 31, 2017, multifamily projects accounted for less than 10% of our consolidated revenues. At December 31, 2017, the under billings (revenues in excess of billings) on multifamily projects in progress were not significant.

Cost of Revenues

RDS’ cost of revenues is comprised of the costs of materials and labor to purchase and install products for our customers.

ASG’s cost of revenues primarily consists of purchased materials, sourcing fees for inventory procurement, and freight costs.

RDS’ and ASG’s cost of revenues also includes payroll taxes and benefits, workers’ compensation insurance, vehicle-related expenses and overhead costs including rent, depreciation, utilities, property taxes, repairs and maintenance costs.

Accounts Receivable

Accounts receivable are recorded at net realizable value. We continually assess the collectability of outstanding customer invoices, and if deemed necessary, maintain an allowance for estimated losses resulting from the non-collection of customer receivables. In estimating this allowance, we consider factors such as: historical collection experience, a customer’s current creditworthiness, customer concentrations, age of the receivable balance both individually and in the aggregate, and general economic conditions that may affect a customer’s ability to pay. Actual customer collections could differ from our estimates.

Inventory

Inventory consists of stone slabs, tile and sinks, and includes the costs to acquire the inventories and bring them to their existing condition and locations. Inventory also includes flooring, doors and trim, glass, and countertops, which have not yet been installed, as well as labor and related costs for installations in process. Inventory is valued at the lower of cost (using the specific identification and first-in, first-out methods) or fair market value. We periodically review our inventory to identify slow-moving items and will write down the carrying value of such inventory when necessary. As of December 31, 2016, there was no reserve recorded for obsolete and slow-moving inventory.

Intangible Assets

Intangible assets consist of customer relationships and trade names. We consider all our intangible assets to have definite lives and are being amortized on the straight-line method over the estimated useful lives of the respective assets or on an accelerated basis based on the expected cash flows generated by the existing customers as follows:

Trade names	3-11 years

Customer relationships	1-10 years

Impairment of Long-Lived Assets

We regularly review the recoverability of our long-lived assets, such as property and equipment and intangible assets, whenever events or changes in circumstances occur that indicate the carrying value of the asset or asset group may not be recoverable, or at least annually. The assessment for possible impairment is based on our ability to recover the carrying value of the asset or asset group from the expected future undiscounted cash flows of the related operations. If the aggregate of these cash flows is less than the carrying value of such assets, an impairment loss is recognized for the difference between the estimated fair value and the carrying value. The measurement of impairment requires management to estimate future cash flows and the fair value of long-lived assets. This is done by considering the recent and expected growth in the key end-markets for each of our reporting units (new residential construction, repair and remodeling), along with our recent and expected market share and resulting revenue and margin projections. We have identified each of RDS and ASG as a reporting unit presented on our consolidated financial statements. Independent analysis of the events and circumstances of each reporting unit resulted in the determination that the fair value of each reporting unit is not less than its carrying amount. Additional impairment testing was not required.

Goodwill

Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying identifiable net tangible and intangible assets acquired. During the year ended December 31, 2016, ASG recorded goodwill of $4.0 million and $28.1 million related to the acquisitions of Modul and Pental, respectively.

Goodwill is not amortized, but is subject to an annual impairment test. We test for impairment of goodwill annually as of December 31 of each year or more frequently if events or changes in circumstances indicate that the goodwill may be impaired.

Events or changes in circumstances which could trigger an impairment review include a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner of our use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends, or significant underperformance relative to expected historical or projected future results of operations.

We have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then additional impairment testing is not required. However, if an entity concludes otherwise, then it is required to perform the first of a two-step impairment test.

The first step involves comparing the estimated fair value of a reporting unit with its respective book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. If, however, the fair value of the reporting unit is less than book value, then a second step is required which requires the carrying amount of the goodwill be compared with its implied fair value. The estimate of implied fair value of goodwill may require valuations of certain internally generated and unrecognized intangible and tangible net assets, which are derived using available economic data and forecasts (new residential construction, repair and remodel expenditures) for activity levels in the end markets of each of our reporting units. These are then used to support forecasts of income and cash flow results that would be expected under those economic conditions, which are then converted to a Net Present Value using an appropriately supported discount rate. If the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess. The fair value of intangibles is evaluated by considering the recent and expected growth in our end-markets (new residential construction, repair and remodeling), along with our recent and expected market share and resulting revenue and margin projections.

Basis of Presentation and Combination

The financial information contained herein presents consolidated financial statements, including the accounts of RDS and ASG, and their wholly owned subsidiaries, and are presented using the accrual basis of accounting in accordance with GAAP. All significant intercompany accounts and transactions have been eliminated in combination. References to the “ASC” hereafter refer to the Accounting Standards Codification established by the Financial Accounting Standards Board (which we refer to as “FASB”) as the source of authoritative GAAP.

Income Taxes

RDS

RDS was formed as a Delaware limited liability company. The members of RDS separately account for their share of RDS’ income, deductions, and losses on their income tax returns. Accordingly, there is no provision for federal income taxes for RDS. Member income and losses for tax purposes may differ from the financial statement amounts and may be allocated to the members on a different basis for tax purposes than for financial statement purposes. The members’ equity balances as reflected in the accompanying consolidated financial statements do not necessarily represent the members’ tax basis of their respective interests. The State of California requires RDS to pay a limited liability company minimum tax of $800 per year, plus a fee based on total revenues up to a maximum of $11,790.

For income tax reporting purposes, L.A.R.K. Industries, Inc. is taxed as C Corporation under the Code. RDS provides for income taxes under the asset/liability method. Deferred income taxes are recognized on the balance sheets for the tax consequences in future years of the differences between the tax bases of assets and liabilities and their financial reporting amounts at year-end, based upon enacted laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is applied against any net deferred tax asset if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

ASC 740, Income Taxes, clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. Interpretations and guidance surrounding income tax laws and regulations change over time. RDS accounts for uncertain tax positions by making subjective assumptions and judgments regarding its income tax exposures. As such, changes in RDS’ subjective assumptions and judgments can materially affect amounts recognized on the consolidated balance sheets and the consolidated statements of operations.

RDS’ policy is to recognize interest and/or penalties related to all tax positions as income tax expense. To the extent that accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made. RDS’ federal income tax returns for the 2014-2017 tax years are open to review, and its state income tax returns for the 2013-2017 tax years are open to review.

ASG

ASG was formed as a Delaware limited liability company. The members of ASG separately account for their share of ASG’s income, deductions, and losses on their income tax returns. Accordingly, there is no provision for federal income taxes for ASG. Member income and losses for tax purposes may differ from the financial statement amounts and may be allocated to the members on a different basis for tax purposes than for financial statement purposes. The members’ equity balances as reflected in the accompanying consolidated financial statements do not necessarily represent the members’ tax basis of their respective interests. ASG is subject to margin tax in the state of Texas. Accruals related to the Texas margin tax are included in “Accrued expenses” on the accompanying consolidated balance sheets.

ASC 740, Income Taxes, clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. ASG did not recognize any tax benefits from uncertain tax positions during the years ended December 31, 2017 and 2016. As of December 31, 2017, the open tax years for ASG were 2013 to 2017.

Recent Accounting Pronouncements

The JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. The adoption dates cited below for the adoption of new accounting standards (not yet adopted by us) are the dates applicable to private companies. We will be permitted to use the private company adoption dates as long as we continue to be an emerging growth company.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 establishes a comprehensive revenue recognition standard for virtually all industries under GAAP, including those that previously followed industry-specific guidance, such as the real estate, construction, and software industries. ASU 2014-09’s core principal is to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606)—Narrow-Scope Improvements and Practical Expedients, which further clarifies guidance on collectability, noncash consideration, presentation of sales tax, practical expedients and transition. In December 2016, the FASB issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which makes minor corrections or minor improvements to the codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. These standards, pursuant to ASU 2015-14, Revenue from Contracts with Customers-Deferral of the Effective Date (Topic 606), issued by the FASB in August 2015, will be effective for annual periods (including interim periods) beginning after December 15, 2017 for public companies. We are currently evaluating the impact of the provisions of ASU 2014-09 on the presentation of our consolidated financial statements. Under the JOBS Act, as part of the relief provided to emerging growth companies, an emerging growth company may elect to adopt new standards on the timeline afforded a private company. As we are an emerging growth company, we plan to adopt ASU 2014-09 for annual periods beginning after December 15, 2018.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous standards. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of asset not to recognize lease assets and lease liabilities. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019, but early application is permitted. We are currently evaluating the impact of the provisions of ASU 2016-02 on the presentation of our consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force), which provides specific guidance on eight cash flow classification issues arising from certain cash receipts and cash payments. Currently, GAAP either is unclear or does not include specific guidance on the eight cash flow classification issues addressed in ASU 2016-15. The objective is to reduce current and potential future diversity in practice. ASU 2016-15 is effective for interim and annual reporting periods beginning after December 15, 2018. Early adoption is permitted, including adoption in an interim period. We do not expect the adoption of ASU 2016-15 to have a material impact on our consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Restricted Cash. ASU 2016-18 is intended to reduce the diversity in practice around how restricted cash is classified within the statement of cash flows. ASU 2016-18 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, with early adoption permitted. We have evaluated the impact of ASU 2016-18, and, upon adopting the new standard, we will not present the release of restricted cash as an investing activity cash inflow. Instead, restricted cash balances will be included in the beginning and ending cash, cash equivalents and restricted cash balances in the statement of cash flows.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 simplifies the goodwill impairment test by eliminating the Step 2 requirement to determine the fair value at the impairment testing date of its assets and liabilities. ASU 2017-04 is effective for annual periods beginning after December 15, 2019. Early adoption is permitted for impairment tests performed on testing dates after January 1, 2017. We are currently evaluating the effect of these provisions on our consolidated financial statements.

Also, in January 2017, the FASB issued ASU 2017-01, Business Combination (Topic 805)—Clarifying the Definition of a Business. ASU 2017-01 provides additional guidance regarding whether a transaction should be treated as an asset acquisition (or disposal) or a business combination. In particular, ASU 2017-01 provides that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This clarification reduces the number of transactions that meet the definition of a business combination. We should apply these amendments to annual reporting periods beginning after December 15, 2018 and to interim periods within fiscal years beginning after December 15, 2019. Management is currently evaluating the provisions of this guidance to determine the potential impact the new standard will have on our consolidated financial statements.

Quantitative and Qualitative Disclosure on Market Risks

Foreign Currency Risk

We purchase materials from both domestic and foreign suppliers. All of the suppliers receive payment in U.S. dollars, however. As such, we do not have a material exposure to fluctuations in any foreign currency.

Interest Rate Risk

We borrow from lenders using financial instruments such as revolving lines of credit, term loans, and notes payable. In many cases, the interest costs we incur under these agreements is calculated using a variable rate that will fluctuate with changes in a published short-term market interest rate index, such as LIBOR. These indices generally take the form of 30, 60, or 90 day rates. Under such an interest rate structure, the amount of interest we are required to pay may change every 30, 60 or 90 days. Accordingly, there is no guarantee as to what our interest payments and expense will be in the future. In an economic environment where short term rates (under one year) may increase or continue to increase at any time, there can be no assurance that interest rates won’t be higher in the future and have an adverse effect on our financial soundness.

Impact of Inflation/Deflation

We are neither immune to the effects of inflation nor unusually exposed to them. We have some ability to pass on increases in input costs to our customers. Increases in various costs, including labor and material, the most significant costs we have, may put pressure on our profit margins in the future and affect our ability to generate profits and positive cash flow. We, however, generally expect to be able to maintain margins with price increases.

OUR BUSINESS

Our Company

Select Interior Concepts, Inc. is a Delaware corporation that was restructured in November 2017 to specifically build upon a diversified building products and services company with market-leading capabilities in interior design and selection services, merchandising, and complex supply chain management. Through our two primary operating subsidiaries, Residential Design Services, LLC (which we refer to as “RDS”), and Architectural Surfaces Group, LLC (which we refer to as “ASG”), we import and distribute natural and engineered stone slabs for kitchen and bathroom countertops, operate design centers that merchandise high value and high margin interior products, and provide installation services. Our interior product offerings include flooring, countertops, wall tile, finish carpentry, shower enclosures, and mirrors. We also import and distribute specialty tiles and other related products. We operate predominantly in the residential construction market, primarily single-family homes with a growing presence in multifamily housing. For the twelve months ended December 31, 2017, approximately 75% of our consolidated revenue was derived from new construction and approximately 25% was earned in the repair and remodel (which we refer to as “R&R”) market.

RDS was founded in 1988 and is a leading outsourced interior solutions partner for national and regional production homebuilders in the markets we serve. RDS partners with homebuilders by entering into exclusive service agreements at the inception of new development projects to provide a single-source solution for interior design, homebuyer consultations, product sourcing, distribution, and installation needs of homebuilders and their customers. In conjunction with these service agreements, RDS had calculated backlog in excess of $370 million across an estimated 17,000 unique lots as of December 31, 2017. RDS interacts directly with homebuyers to determine interior design, styling, and product/upgrade selections, and it operates 16 design centers that enable homebuyers to view and select flooring (56% of RDS’ 2017 revenue), countertops and wall tile (30%), finish carpentry (including baseboards, crown molding, wainscoting, door systems, and shutters) (4%), and other products and services (10%). After the consultations with homebuyers, RDS is responsible for the procurement and installation (either directly or through a sub-contractor) of the selections made. RDS maintains three strategically located countertop fabrication shops and ten warehouses. RDS operates throughout California and in Reno, Nevada and Phoenix, Arizona—among the fastest growing residential housing markets in the United States.

ASG traces its history to Architectural Granite & Marble, LLC (which we refer to as “AG&M”), which was founded in 1992. ASG imports and distributes primarily natural and engineered stone slabs, as well as tile, through 16 locations across its brands. ASG maintains a broad domestic footprint with market-specific products, serving the North East, South East, South West, Mountain West, and West Coast. ASG offers a distinctive and targeted merchandising strategy, and its showrooms, which cater to professional interior designers as well as homeowners, are staffed by product and design experts who focus on the customer experience. As a result of its geographic reach and product knowledge, ASG has successfully secured exclusive rights to leading products that are marketed under ASG’s MetroQuartz® and PentalQuartz® brands.

Our platform originated in September 2014, when affiliates of Trive Capital Management LLC (which we refer to as “Trive Capital”) acquired RDS, which in turn acquired the assets of PT Tile Holdings, LP (which we refer to as “Pinnacle”) in February 2015, and Greencraft Holdings, LLC (which we refer to as “Greencraft”) in December 2017. Tyrone Johnson and Kendall R. Hoyd joined RDS in 2015 as Chief Executive Officer and Chief Financial Officer of RDS, respectively. Affiliates of Trive Capital also formed a consolidation platform in the stone countertop market by acquiring the assets of AG&M in June 2015, which in turn acquired the assets of Bermuda Import-Export, Inc. (which we refer to as “Modul”) in July 2016, Pental Granite and Marble, LLC (which we refer to as “Pental”) in February 2017, and the assets of Cosmic Stone & Tile Distributors, Inc. (which we refer to as “Cosmic”) in October 2017, and these acquired businesses were combined to form ASG. ASG is led by Sunil Palakodati, who joined as Chief Executive Officer of ASG in August 2016.

In November 2017, our Company, Select Interior Concepts, Inc., entered into a series of restructuring transactions (which we refer to as the “November 2017 restructuring transactions”) pursuant to which it acquired all of the outstanding equity interests in each of RDS and ASG, including all of their respective wholly-owned subsidiaries, each of which entities, including our Company, were then under common control by affiliates of Trive Capital. Following the November 2017 restructuring transactions, our Company became a holding company that wholly owns RDS and ASG, and Tyrone Johnson, Kendall R. Hoyd, and Sunil Palakodati became our Chief Executive Officer, our Chief Financial Officer, and the President—ASG, respectively. The following diagram shows our current organizational and ownership structure:

We believe that the combination of RDS and ASG creates a strong, scalable platform of product and service offerings for home interiors that can be replicated across geographies, product categories, and services. We believe that our markets are highly fragmented and present opportunities to make additional highly synergistic acquisitions. We currently have one acquisition target under an exclusive, non-binding letter of intent. Additionally, we will opportunistically pursue the acquisition of other companies from a growing list of acquisition candidates.

We are growing rapidly. For the twelve months ended December 31, 2017, our revenue, net income, and Adjusted EBITDA on a consolidated basis were $        million, $        million and $                million, respectively, as compared to $234.1 million, $7.1 million and $27.4 million for the twelve months ended December 31, 2016, respectively. In addition to acquisitions, our growth is attributable to organic initiatives. Our compounded annual organic growth rate was approximately 12.1%, on a pro forma basis, from the beginning of 2013 through the end of 2017. We continue to pursue growth initiatives and expect that our organic growth will continue for the foreseeable future. We also employ a highly variable, flexible business and financial model that minimizes fixed capital investment and operating expenses. As a result, we believe that we generate more free cash flow (defined as net income plus depreciation & amortization less capital expenditures) per dollar of revenue than our publicly traded peers.

November 2017 Private Offering and Private Placement

In November 2017, we completed a private offering and private placement pursuant to which we issued an aggregate of 21,750,000 shares of our Class A Common Stock, which included shares issued pursuant to the exercise of the option granted by us to the initial purchaser and placement agent thereunder, in reliance upon the exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Rule l44A, Regulation S, and Rule 506 of Regulation D under the Securities Act (which we refer to as the “November 2017 private offering and private placement”). We received net proceeds of $244.1 million from the November 2017 private offering and private placement, and we used $122.8 million in connection with the November 2017 restructuring transactions, which includes our acquisition of all of the outstanding equity interests in each of RDS and ASG and the repurchase by us of shares of our Class B Common Stock from existing stockholders, and $112.8 million to repay our outstanding indebtedness, with the remaining $8.5 million of the net proceeds being used for working capital and general corporate purposes.

Our Competitive Strengths

We believe that our competitive strengths include:

Comprehensive Suite of Product and Service Offerings.  Our customers prefer to work with a small number of reliable partners that offer a broad suite of products and services. RDS and ASG have been built accordingly, and we believe that our businesses offer the most comprehensive product sets and services in the market. RDS provides a turnkey homebuyer management process (interior design and product selection) and installation service for homebuilder customers, which depend on RDS to provide the homebuyer with a comprehensive interior product offering that includes flooring, countertops and wall tile, finish carpentry, shower enclosures, mirrors, and window coverings. ASG’s customers, which include architects, interior designers, homeowners, and countertop fabricators, rely on ASG to provide a full suite of products that includes in-demand surface materials, including natural stone slabs, engineered stone slabs—notably high-end quartz products that are exclusively marketed through ASG—and related products such as tile. Our acquisition strategy similarly focuses on expanding our geographic footprint and expanding our product offering, which may include cabinetry, lighting, bathroom fixtures, and appliances for RDS and new materials, such as advanced porcelain, for ASG.

Exceptional Customer Experience.  We believe that the customer experience we provide distinguishes us from our competition and is a critical driver of our success. Key elements of our customer experience include:

Highly Trained Design Center Staff and Sales Consultants.  Our merchandising efforts are designed to expand our customer base while achieving the highest level of current-customer satisfaction. At RDS design centers, design consultants possess industry-leading reputations and superior skill sets. The designers are highly knowledgeable about interior design trends, materials, and options, and a majority have technical training and certifications from interior design schools. Based on our customer surveys, over 95% of homebuyers are satisfied by the RDS design consultation experience, demonstrating the results of our homebuyer focus. Similarly, ASG’s facilities are staffed by knowledgeable and helpful sales associates that maintain high-end, well-designed showrooms with convenient product displays. ASG sales teams establish and expand relationships with architecture and design (which we refer to as “A&D”) firms, kitchen and bath dealers, and countertop fabricators / installers, which we believe drive stronger sales and higher satisfaction levels.

Superior Quality.  RDS maintains in-house countertop fabrication, light manufacturing, and installation capabilities, which enable it to meet demanding customer schedules and quality standards. Reliable countertop fabrication, light manufacturing, and installation services drive on-time project completion, greater satisfaction for homebuyers, and higher profitability for homebuilders. At ASG, suppliers are selected based on a stringent, hands-on inspection process, which results in a higher-quality, more consistent product and better countertop fabricator yields with minimal waste. ASG also offers branded products, including being the exclusive provider of products marketed under ASG’s MetroQuartz® and PentalQuartz® brands. Both brands are known in the industry for superior quality, which further enhances ASG’s reputation industry-wide.

Sophisticated, Global Supply Chain.  We maintain a global and diverse supplier network with extensive procurement resources that promote continuity of supply. We enjoy long-standing relationships with over 500 suppliers, which enable sourcing of quality products to meet a broad range of customer preferences and specifications. Our national footprint provides visibility into local trends that drive highly tailored product procurement at competitive pricing, which allows for efficient working capital management. We believe that our unique merchandising capabilities encourage suppliers to partner with us on an exclusive basis, which provides us a competitive market advantage. We believe that the strength of our supplier relationships delivers priority purchasing power and differentiates us from our competitors.

Significant Backlog with Visibility into Future Financial Performance.  RDS is awarded homebuilder development contracts that provide visibility into future revenue. RDS defines backlog as the expected revenue value of remaining lots to be fulfilled under existing service agreements for active residential developments. As of December 31, 2017, RDS had calculated backlog in excess of $370 million across an estimated 17,000 unique lots. Backlog increased each of the past three years, despite consecutive records for revenue in each of those years. Based on historical experience, we estimate that approximately 90% of current backlog will be realized over the next 18 to 24 months. In addition to providing visibility into our future financial performance, RDS’ backlog also demonstrates the strength of our partnerships with some of the largest and most respected production homebuilders in the United States. Additionally, ASG’s high-volume fabrication and design customers provide us with visibility into their supply chain and sales programs in order to ensure reliable supply. Approximately 92% of ASG’s revenue is from recurring customers with whom ASG has long-standing, cooperative relationships, demonstrating good visibility into ASG’s future revenue profile.

Long-Standing Relationships with Leading, Blue Chip Customers.  RDS serves a mix of production homebuilders, multifamily accounts, and high-volume builders of luxury homes. In 2017, RDS’ top ten customers had an average relationship tenure of 15 years, demonstrating the strength of RDS’ partnerships as well as the trust it has earned as a critical component of the homebuilding process. ASG also has long-standing relationships with large A&D firms, kitchen and bath dealers, and fabricators. ASG enjoys an impressive customer retention rate of approximately 92%. We believe that ASG’s expanded geographic footprint with premier design centers will drive stronger demand from these large regional and national customers.

Scalable Platform, IT Infrastructure, and a Track Record of Accretive Acquisitions.  We have built our RDS and ASG platforms to be scalable and to maximize organic and acquisition-driven growth. Critically, we have deployed IT systems that standardize our approach to human resources and labor management, vendor relationships, and interconnectivity. Our system roll-out and management processes represent a repeatable “playbook” for on-boarding newly acquired businesses, with minimal disruption to our existing operations and those of our acquisitions. In the last three years, we have completed five acquisitions, the most notable of which was the acquisition of Pental to form ASG. Pental represents a transformative acquisition, which significantly expanded our geographic reach and product offering. As a result of our multi-regional platform, we are well positioned to continue as a consolidator in our markets, identifying and successfully integrating acquisitions into our existing operations to achieve higher revenue, reduced expenses, and improved cash flow.

Experienced Management Team with Track Record of Driving Growth.  We are led by Tyrone Johnson, our Chief Executive Officer, Kendall R. Hoyd, our Chief Financial Officer, and Sunil Palakodati, the President—ASG. Messrs. Johnson, Hoyd, and Palakodati have a combined 52 years in the building products and construction industries. Prior to their current roles, Messrs. Johnson, Hoyd, and Palakodati held senior executive positions with M&A responsibility at OmniMax International, Inc. (formerly Euramax International, Inc.), Trussway Holdings, Inc., and Masco Corporation, respectively.

Our Growth Strategy

Our growth strategy includes:

Expand Geographically through Greenfield Investment.  We believe that our Greenfield initiatives are low risk and offer high location returns. For seven Greenfield locations established between 2016 and 2017, the average investment—including inventory, start-up costs, capital expenditures and estimated operating losses during a ramp up period—was approximately $2.4 million. We estimate that the same locations will average approximately $1.4 million of location operating income at the end of 15 months, the time at which we believe these locations are operating at normal scale. Accordingly, we project that our average return on invested capital at 15 months would be approximately 59%. Based on current market assessments and with greater access to capital following the completion of this offering, we believe we can open four to six Greenfield locations a year for the foreseeable future.

Offer New Products and Services.  We will seek to expand the suite of products and services that we provide to our customers. For RDS, cabinets represent a particularly attractive adjacent product expansion opportunity, and we have implemented a plan to expand our product offering accordingly. Many long-term homebuilder customers have identified cabinet supply and installation as an area that is problematic in the construction process. We believe that our existing capabilities and relationships can facilitate a successful product extension. RDS management is also evaluating appliances, doors, windows, and other products for similar opportunities. ASG is pursuing exclusive distribution rights from leading manufacturers, which is possible as a result of its expanded geographic footprint and national prominence following the acquisition of Pental. ASG management is also evaluating additional materials, including porcelain surfaces, for distribution within and cross-selling throughout the ASG network.

Accelerate Penetration of Existing Markets.  We believe that we have several opportunities to expand market penetration and capture additional market share. For RDS, the multifamily market is largely unpenetrated and represents a significant growth opportunity. RDS has an estimated 3% market share of multifamily construction in its current geographies, and management is targeting a 10% market share over five years. At ASG, management is focused on cross-selling products, expanding our service radius into neighboring regions, and identifying new customers. ASG management is also accelerating the build-out of recently opened Greenfield sites, aiming to achieve full revenue and EBITDA potential sooner.

Identify and Pursue New Customer Segments.  RDS intends to pursue opportunities in the untapped $300+ billion R&R market. We believe that RDS’ design centers and staff are well positioned to serve the needs of R&R customers, thereby increasing design center utilization and expanding margins. In addition, RDS intends to target smaller homebuilders (typically with smaller developments), which currently receive no sales coverage from RDS. At ASG, management is identifying new customer segments, including builders and dealers, which historically have not been central to the ASG sales effort. We believe that these initiatives will accelerate our revenue growth with limited capital investment or increased cost.

Acquisitions.  We intend to pursue acquisitions that bolster our existing geographic reach, facilitate expansion into new regions, and provide new product or service capabilities. Acquisitions that give us direct contact with homebuyers / homeowners are particularly valuable, as we believe that our merchandising strategies differentiate us from our competitors and drive customer satisfaction. Since the acquisitions of RDS and AG&M, two bolt-on acquisitions have been successfully integrated to achieve higher revenue, reduced expenses, and improved cash flow. We closed on three more acquisitions in 2017 and are in the process of integrating them with their parent divisions. We also currently have another acquisition target under a non-binding letter of intent, and we believe that this target can be acquired at a price that is accretive before factoring in synergies. We also have a pipeline of acquisition candidates with whom we are in preliminary discussions, but none of which is considered probable at this time.

Industry Background

New Housing Market

New housing construction, particularly for single-family residences, is an important indicator for the success of our business. In 2017, approximately 75% of our revenue came from new housing construction. The housing market has experienced significant gains since the 2007-2009 recession. We believe that the new-home market is on a sustainable growth trajectory, supported by stronger macroeconomic conditions, low unemployment levels, improving wage gains, low interest rates, and increasing consumer confidence combined with a limited supply of new homes. In addition, increasing household formations—particularly among members of the millennial generation, according to the Joint Center for Housing Studies of Harvard University (which we refer to as the “JCHS”)—is expected to be a key long-term driver of the new-home market.

Source: Federal Reserve Economic Data

We believe that the outlook for new housing starts is very favorable. As of December 2017, the NAHB was forecasting increases in housing starts in 76 of the 100 largest metro areas in the United States. Overall, 52 of the 100 largest metro areas experienced increases in housing starts in 2017.

In recent years, single-family construction has skewed towards larger, more expensive homes. In 2010, the average new single-family home was 2,408 square feet, peaking at 2,711 square feet in 2014, and decreasing slightly to 2,677 square feet in 2016. Home prices have also risen in recent years. In 2017, median sales prices for new homes rose 4.3% to $321,100, compared to the prior year, and up over 31% since 2012.

Repair & Remodel Market

Approximately 25% of our revenue in 2017 came from R&R activity, almost all of which was earned by our ASG business. According to data produced by the National Association of Homebuilders Remodeling Market Index, current market conditions and future market indicators suggest that remodeling demand is accelerating. We believe that demand drivers such as aging household inventory, millennials forming households and purchasing homes, existing home sales, and rising home equity values will fuel this expansion in the demand for remodeling. We expect that we will benefit from the rising demands of homeowners as they seek to upgrade to higher quality countertops, flooring and other various interior products.

According to the JCHS’ 2017 report, Demographic Change and the Remodeling Outlook (which we refer to as the “JCHS 2017 Report”), homeowner spending on home improvements is expected to increase 2.0% per year through 2025 after adjusting for inflation, driven by older homeowners age 55 and up. The JCHS 2017 Report also stated that, based on a 2015 survey, the top five markets for remodeling activity (New York, San Francisco, Denver, Boston, and Washington, DC) averaged nearly $4,900 per homeowner, which is approximately 64% higher than the national average of $2,987. We currently have the ability to service each of these markets, and we have plans in place to expand our offering to other attractive and growing markets.

We view discretionary improvement projects, which includes kitchen and bath remodels, as the most important form of remodeling activity for our business. According to the JCHS 2017 Report, discretionary spending projects comprised 39% of remodeling expenditures in the top five markets.

Source: Joint Center for Housing Studies of Harvard University

Residential Design Services

RDS Products & Services

RDS is a trusted partner to homebuilders and performs vital outsourced functions on their behalf at key phases of the homebuilding process.

In this capacity, RDS participates in a $23.3 billion segment of the broader $200+ billion of new single-family residential construction put in place annually (source: National Association of Home Builders 2017 report on Single Family Price and Cost Breakdown). Based on addressable market estimates generated from the 2017 data, we currently provide products and services in an addressable market of $28.4 billion, with the potential of adding new products to increase the addressable market segment by 35% to $37.2 billion. This is without regard to multifamily opportunities that we are also pursuing. During the initial design phase of a new residential development, RDS often assists builders with upfront planning of design elements and interior options. These alternatives then become the standard packages and design options which are the basis from which the new homebuyer makes upgrade selections. During the initial construction phase, RDS offers a full suite of interior customization options to homebuyers in its design centers, providing the opportunity to upgrade to higher priced options that are not part of the homebuilder’s standard package. These upgrades result in higher revenue and profitability for both RDS and the homebuilder. Critically for homebuyer satisfaction, RDS also provides installation services, ensuring that the finished product meets the homebuyer’s expectations.

We believe that RDS provides interior product offerings that are among the most comprehensive in the industry. RDS’ collection of design options enables homebuyers to customize their homes with the highest quality interior surfaces and provides homebuilders with a single partner to handle the majority of the interior design elements in a new home. RDS offers five core interior surface categories—flooring, countertops and wall tile, finish carpentry, shower enclosures and mirrors, and window.

RDS Design Centers

Through its 16 design centers in California, Arizona and Nevada, RDS improves the homebuyer experience with a high-touch, consultative approach. Once a builder’s sales agent directs a homebuyer to RDS, an RDS designer sets up a personal appointment with the buyer. Designers utilize product samples, color sheets, diagrams, and RDS’ proprietary design center management software system to guide the homebuyer through design selection, pricing, and ordering. Designers demonstrate standard builder options and offer higher-quality upgrade recommendations that enhance the aesthetics and design of the home interior and ultimately increase the value of the home.

We believe that our designers provide a superior customer experience for homebuyers, as evidenced by greater than 95% satisfaction ratings, based on internal surveys. RDS designers are up-to-date on the latest design trends, and they know how each of these design elements fits within the homebuilder’s community plans. RDS’ designers are skilled in matching the homebuyer’s lifestyle and taste with upgraded features and finishes, which can increase value and appeal for the homeowner. We believe that designers prefer to work at RDS because the homebuyers that RDS serves generally desire high-end homes and have substantial upgrade budgets, which in turn drive sales commissions. In a recent residential development project for a long-time homebuilder customer, over 80% of homebuyers selected upgrade packages, which averaged more than $65,000 per lot versus less than $20,000 per lot for standard options. This incremental revenue is shared by RDS and the homebuilder, driving expanded margins for both. In recognition of their success, three of RDS’ designers received national awards from homebuilder customers in 2017.

RDS Sourcing and Countertop Fabrication

RDS sources interior surface selections from a large, diverse base of national and regional suppliers. RDS’ significant supplier network, which includes more than 230 partners, enables sourcing of a diverse set of quality products to meet a broad range of customer aesthetics and budgets. We believe that these supplier relationships and RDS’ merchandising skill in choosing which of their products to offer allow RDS to provide the latest “on trend” designs, which our homebuilder customers and their homebuyers demand.

RDS receives and stages inventory at one of its ten warehouses, fabricates certain materials into finished items at one of its three countertop fabrication facilities, and delivers products to homebuilder job sites according to the project schedule. Approximately 50% of natural and engineered stone slab fabrication needs are performed by RDS in-house, with the remainder outsourced to reputable third-parties. Certain other products—including shower enclosures and mirrors—also require pre-fabrication before being delivered to a job site, and RDS performs this preparation in-house. Finally, other products, such as flooring, are delivered to the job site as ordered and are then prepped and installed on-site by RDS employees or trade partners.

RDS Sales and Marketing

RDS has highly experienced, professional sales account managers focused on providing tailored solutions to meet the needs of each builder. The business is supported by 18 account managers who are highly knowledgeable about existing and prospective homebuilders’ communities and have cultivated strong relationships with homebuilders over the current average tenure of approximately eight years. Account managers and our senior management are also actively involved with numerous industry organizations and trade shows to promote RDS’ services. We believe that RDS has implemented a highly effective sales strategy, as evidenced by RDS’ growing sales pipeline and new development wins.

RDS Backlog

We define backlog as RDS’ revenue value of remaining lots to be fulfilled under existing service agreements for active residential developments. As of December 31, 2017, RDS had calculated backlog in excess of $370 million across an estimated 17,000 unique lots. Backlog has increased in each of the last three years, despite successive record revenue in those periods. Based on historical experience, we estimate that approximately 90% of current backlog will be realized over the next 18 to 24 months. In addition to providing visibility into our projected growth, the increasing backlog also demonstrates the strength of our partnerships with the country’s largest homebuilders.

Architectural Surfaces Group

ASG Products & Services

ASG is comprised of a number of industry leading brands, and offers a comprehensive product portfolio with minimal product overlap and complementary strengths. From a premium quartz brand (PentalQuartz®) to a price-competitive brand (MetroQuartz®), ASG offers a robust engineered stone offering across a broad range of price points. Industry growth is increasingly focused on the engineered stone and tile segments, and we believe that we have the in-house product and management expertise to benefit from these emerging product trends. ASG operates in a nationwide addressable market of over $15 billion (source: Freedonia Group).

ASG Distribution Centers and Showrooms

AG&M’s established distribution footprint in the South and East combined with Modul’s focus on Southern California, Pental’s Pacific Northwest presence, and Cosmic’s presence in the Northeast creates a multi-regional footprint of ASG facilities, with access to new geographies, supply chains, products, and distribution rights.

ASG operates a high margin business that requires a consistent, scalable and reliable supply chain, coupled with great customer service and showrooms. As such, ASG has developed a hub-and-spoke distribution model to effectively manage logistics between locations and to keep inventory and freight costs down. By accelerating turnover from the hub to the branches of the network, ASG focuses on inventory turns and return on invested capital. ASG has developed long-term partnerships with leading fabricators, who depend on ASG’s logistics infrastructure for reliable supply.

ASG provides high margin, distinctive products—oftentimes from specialized exotic quarries—that appeal to the most discerning customers. ASG maintains deep relationships with high-end design firms, which it leverages to work directly with customers for whom aesthetics typically outweigh cost considerations when designing or remodeling their kitchens and bathrooms.

ASG also serves the upper end of the market by stocking a wide variety of high-quality natural stone, engineered stone, and tile products at its showrooms. Showrooms are staffed by a knowledgeable and helpful sales force to maintain well-designed product displays and to provide exceptional customer service.

ASG Sourcing

The creation of ASG through the combination of AG&M, Modul, Pental, and Cosmic resulted in significant scale that increased buying power and served as a differentiating factor in the highly-fragmented distribution market, positioning ASG as a leading value-added distributor. The integration also unlocked opportunities for procurement discounts and exclusive distribution rights with new or rare natural stone, engineered stone, and tile. ASG’s higher volume commitments also serve as a differentiator in a competitive marketplace with suppliers, affording tangible benefits to our consolidated Company and creating significant barriers to entry.

ASG Sales and Marketing

ASG employs a dual-pronged, “push” / “pull” sales strategy. The “push” strategy involves direct marketing and sales to fabricators. ASG has built a sophisticated supply chain, with geographically diverse suppliers, technology-enabled inventory management, and a hub-and-spoke distribution model that maximizes freight efficiency and promotes higher sales volumes.

The primary “pull-through” sales strategy leverages ASG’s premium showrooms, valuable brands, and direct relationships with architects and designers to create demand. ASG’s pull-through strategy is enabled by the combined national footprint, which appeals to leading homebuilders, and large A&D firms. We believe that ASG’s pull-through strategy creates direct demand from less price-sensitive end users and fosters brand loyalty and customer stickiness.

Competition

Our product markets are highly fragmented and competitive. We face competition from large home improvement stores, national and regional interior surface retailers and distributors, and independent design centers. Some of our competitors are organizations that are larger, are better capitalized, have operated longer, have product offerings that extend beyond our product suite, and have a more established market presence with substantially greater financial, marketing, personnel, and other resources than we have. In addition, while we believe that there is a relatively low threat of new internet-only entrants due to the nature of our products, the growth opportunities presented by e-commerce could outweigh these challenges and result in increased competition.

Employees

As of December 31, 2017, we employed a total of approximately 960 employees at our 44 locations. None of these employees is a party to a collective bargaining agreement, and we believe our relations with our employees are good.

Properties

We have 44 locations, each of which is leased. Our corporate headquarters, which share a facility with RDS’ flagship design center, are located at 4900 East Hunter Avenue, Anaheim, California 92807. The purpose and size of our top 20 locations, based on revenue, are as follows:

Location	Business	Purpose	Approximate Sq. Ft.

Anaheim, CA (East Hunter Avenue)	RDS	Design Center / Office / Warehouse	52,416

Anaheim, CA (Blue Gum Street)	RDS	Distribution / Office / Warehouse	16,110

Austin, TX	ASG	Design Center /Distribution /Office/Warehouse	30,000

Corona, CA (Enterprise)	RDS	Design Center / Office / Warehouse	9,000

Denver, CO	ASG	Distribution / Office / Warehouse	80,674

Escondido, CA	RDS	Design Center / Distribution / Office / Warehouse	10,183

Fife, WA	ASG	Distribution / Office / Warehouse	37,950

Fairfield, CA	RDS	Office / Warehouse	24,250

Gilroy, CA	RDS	Countertop Fabrication / Office / Warehouse	16,600

La Mirada, CA	RDS	Design Center / Distribution / Office / Warehouse	41,250

Livermore, CA	RDS	Design Center / Distribution / Office / Warehouse	18,000

Nashville, TN	ASG	Design Center / Distribution / Office / Warehouse	12,750

Oklahoma City, OK	ASG	Design Center / Warehouse	10,500

Portland, OR	ASG	Distribution / Office / Warehouse	58,695

Sacramento, CA	RDS	Design Center / Office	9,600

San Antonio, TX	ASG	Design Center / Distribution / Office / Warehouse	14,000

Seattle, WA	ASG	Distribution / Office / Warehouse	83,500

Simi Valley, CA (Agate Court)	RDS	Office / Warehouse	13,175

Sun Valley, CA	ASG	Design Center / Distribution / Office / Warehouse	30,000

Van Nuys, CA	ASG	Design Center / Office / Warehouse	46,500

Government Regulation

We are subject to various federal, state and local laws and regulations applicable to our businesses generally in the jurisdictions in which we operate, including those relating to employment, import and export, public health and safety, work place safety, product safety, transportation, zoning, and the environment. We operate our businesses in accordance with standards and procedures designed to comply with applicable laws and regulations, and we believe we are in compliance in all material respects with such laws and regulations.

Insurance and Risk Management

We use a combination of insurance policies specific to particular purposes to provide our Company with protection against potential liability for workers’ compensation, general liability, product liability, director and officers’ liability, employer’s liability, property damage, auto liability, and other casualty and property risks. Changes in legal trends and interpretations, variability in inflation rates, changes in workers’ compensation and general liability premiums and deductibles, changes in the nature and method of claims settlement, benefit level changes due to changes in applicable laws, insolvency of insurance carriers, and changes in discount rates could all affect ultimate settlements of claims. We evaluate our insurance requirements on an ongoing basis to ensure we maintain adequate levels of coverage.

Legal Proceedings

From time to time, we are involved in various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. While the outcomes of these matters are generally not presently determinable, we do not believe that any of these proceedings, individually or in the aggregate, would be expected to have a material adverse effect on our financial position, results of operations or cash flows.

Intellectual Property

We possess proprietary knowledge and software programs, as well as registered trademarks that are important to our business. We make, and will continue to make, efforts to protect our intellectual property rights; however, the actions taken by us may be inadequate to prevent others from using similar intellectual property. In addition, third parties may assert claims against our use of intellectual property and we may be unable to successfully resolve such claims.

MANAGEMENT

Executive Officers and Directors

Our board of directors consists of five directors. Of these five directors, we believe that three, constituting a majority, are considered “independent,” with independence being determined in accordance with the listing standards established by the NASDAQ Global Select Market. Our directors hold office until the next annual meeting of our stockholders and until their successors are duly elected and qualified. There is no cumulative voting in the election of directors. Consequently, at each annual meeting, the successors to each of our directors will be elected by a plurality of the votes cast at that meeting by the shares present in person or by proxy at a meeting of stockholders and entitled to vote thereon. Our charter and bylaws provide that our board of directors shall consist of not less than three nor more than 12 members, the exact number of which shall be fixed from time to time by our board of directors.

Set forth below are the names, ages and positions of our executive officers and directors as of the date of this prospectus.

Name	Age	Position with our Company
Tyrone Johnson	45	Chief Executive Officer and Director
Kendall R. Hoyd	55	Chief Financial Officer
Sunil Palakodati	45	President—ASG
Christopher Zugaro	37	Chairman of our Board of Directors
Donald F. McAleenan	63	Independent Director
Robert Scott Vansant	56	Independent Director
Brett G. Wyard	48	Independent Director

Biographical Information

The following is a summary of certain biographical information concerning our executive officers and directors.

Tyrone Johnson.  Mr. Johnson has served as the Chief Executive Officer of our Company and a member of our board of directors since November 2017. Prior to his current position at our Company, Mr. Johnson served as the Chief Executive Officer of RDS from December 2015 to November 2017. Prior to RDS, from July 2015 to November 2015, Mr. Johnson was President, North America, and from June 2014 to June 2015, Mr. Johnson was Vice President & General Manager Consumer Products, of OmniMax International, Inc. (formerly Euramax International, Inc.), a metal roofing products manufacturing company. Prior to OmniMax International, Mr. Johnson was Senior Vice President of Mannington Mills, Inc., a flooring products manufacturing company, from May 2012 to July 2013, and President, Americas of Amtico International, a global flooring manufacturing company, from January 2008 to May 2012. Mr. Johnson received a Bachelor of Business Administration degree from Howard University, and a Master of Business Administration degree from DePaul University. Mr. Johnson is qualified to serve as a director due to his familiarity with and leadership at RDS, his expertise in the building products and services industry, and his 15 years of experience at building products companies.

Kendall R. Hoyd.  Mr. Hoyd has served as the Chief Financial Officer of our Company since November 2017. Prior to his current position at our Company, Mr. Hoyd served as the Chief Operating Officer of RDS from May 2017 to October 2017, and served as the Chief Financial Officer of RDS from January 2015 to April 2017. Prior to RDS, Mr. Hoyd was the Chief Financial Officer of Trussway Holdings, Inc., a private-equity owned truss manufacturer headquartered in Houston, Texas, from 2009 to 2014. Prior to Trussway Holdings, Inc., Mr. Hoyd held the positions of Chief Financial Officer/Controller, General Manager, and finally President at

Idaho Truss and Component Company, a manufacturer of structural building components, and eventually became part owner of this company before its sale in 2009. Mr. Hoyd received a Bachelor of Business Administration degree in Finance from Boise State University and is a Chartered Financial Analyst.

Sunil Palakodati.  Mr. Palakodati has served as the President—ASG of our Company since November 2017. Prior to his current position at our Company, Mr. Palakodati served as the Chief Executive Officer of ASG from August 2016 to November 2017. Prior to ASG, Mr. Palakodati was President of Agile Business Corporation from August 2015 to July 2016. Prior to Agile Business Corporation, Mr. Palakodati worked at Masco Corporation from May 2009 through July 2015, where, in his last role there, he served as an Executive Vice President. Mr. Palakodati received a Bachelor of Engineering degree from Bangalore University, a Master of Science degree in Technology from Pittsburg State University, and a Master of Business Administration degree from the University of Michigan.

Christopher Zugaro.  Mr. Zugaro is the chairman of our board of directors and has served on our board of directors since November 2017. Mr. Zugaro co-founded and has been a partner at Trive Capital Management LLC since 2012. Mr. Zugaro sits on the Investment Committee of Trive Capital and on the board of directors at many of Trive Capital’s portfolio companies. Prior to co-founding Trive Capital, Mr. Zugaro was a Principal at Insight Equity, a Dallas, Texas area private equity firm, from 2007 to 2012. Prior to joining Insight Equity, Mr. Zugaro was with the management consulting firm Bain & Company from 2002 to 2005. Mr. Zugaro received a Bachelor of Science degree in Computer Engineering from Texas A&M University, and a Master of Business Administration degree from the Stanford Graduate School of Business. Mr. Zugaro is qualified to serve as a director because of his extensive leadership experience sitting on the boards of directors of 23 portfolio companies throughout his career, and working with those companies in all areas of strategy, governance, financial management, and human resources. In addition to years of experience underwriting building products companies, Mr. Zugaro has historically been on the boards of directors of building products and services companies across the United States.

Donald F. McAleenan.  Mr. McAleenan is a director and has served on our board of directors since November 2017. Mr. McAleenan has served as Senior Vice President and General Counsel of Builders FirstSource, Inc. since 1998. Prior to Builders FirstSource, Inc., Mr. McAleenan served as Vice President and Deputy General Counsel of Fibreboard Corporation from 1992 to 1997. Mr. McAleenan was also Assistant General Counsel of AT&E Corporation and spent nine years as a securities lawyer at two New York City law firms. Mr. McAleenan received a Bachelor of Science degree in Foreign Service from Georgetown University, and a Juris Doctor degree from New York University School of Law. Mr. McAleenan is qualified to serve as a director because of his extensive leadership experience at publicly traded companies within the building products and services industry, his expertise in corporate governance issues, and his strong relationships and extensive contacts with executives within the building products and services industry.

Robert Scott Vansant.  Mr. Vansant is a director and has served on our board of directors since November 2017. Mr. Vansant has served as Executive Vice President and Chief Financial Officer of SRS Distribution Inc., a national distributor of roofing materials, since April 2017. Prior to joining SRS Distribution, Mr. Vansant served as the Chief Financial Officer at JW Aluminum, Inc. from 2015 to 2017. Prior to JW Aluminum, Mr. Vansant served as President, North America of OmniMax International, Inc. (formerly Euramax International, Inc.), a metal roofing products manufacturer, and was the Chief Financial Officer at Euramax International, Inc. from 1998 to 2013. Mr. Vansant received a Bachelor of Business Administration degree in Accounting from Mercer University. Mr. Vansant is qualified to serve as a director because of his extensive leadership experience within the building products and services industry, his expertise in accounting and finance, and his strong relationships and extensive contacts with executives within the building products and services industry.

Brett G. Wyard.  Mr. Wyard is a director and has served on our board of directors since December 2017. Mr. Wyard is a Founder and has served as Managing Partner of Solace Capital Partners since 2014. In 2013,

Mr. Wyard spent the year planning and preparing for the founding of Solace Capital Partners. Prior to that, Mr. Wyard was with The Carlyle Group from 2005 to 2012, where he was involved with the raising and investing of $1.9 billion as a Global Partner, Managing Director and Co-head of Carlyle Strategic Partners. Prior to Carlyle, from 1999 to 2005, Mr. Wyard was Managing Director at Oaktree Capital Management as one of the senior members in the firm’s flagship Opportunities Funds. Between 1992 and 1999, Mr. Wyard had roles at Miller & Schroeder, Voyageur Asset Management, the Financial Restructuring Group at Houlihan Lokey Howard & Zukin, and the Global Special Situations Group at Merrill Lynch. Mr. Wyard received a Bachelor of Arts degree in Economics from Boston College. Mr. Wyard is currently a member of the Board of Directors of Forbes Energy Services Ltd., the Board of Regents of Boston College, and the Board of Trustees of the St. John’s Health Center Foundation and the Young Presidents’ Organization. Mr. Wyard is qualified to serve as a director because of his over 25 years of private equity, investment banking experience and other board experience.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Board of Directors

Our charter and bylaws provide that our board of directors shall consist of not less than three nor more than 12 members, the exact number of which shall be fixed from time to time by our board of directors. Our board of directors currently consists of five directors. Our board of directors has determined that three of our directors, constituting a majority, satisfy the listing standards of the NASDAQ Global Select Market with respect to independence.

Our board of directors believes its members collectively have or will have the experience, qualifications, attributes and skills to effectively oversee the management of our Company, including a high degree of personal and professional integrity, an ability to exercise sound business judgment on a broad range of issues, sufficient experience and background to have an appreciation of the issues facing our Company, a willingness to devote the necessary time to board duties, a commitment to representing the best interests of our Company and our stockholders and a dedication to enhancing stockholder value.

Role of our Board of Directors in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly, with support from its three standing committees (the audit committee, the compensation committee and the nominating and corporate governance committee), each of which will address risks specific to its respective areas of oversight. In particular, the audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management takes to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. The compensation committee will assess and monitor whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. The nominating and corporate governance committee will provide oversight with respect to corporate governance and ethical conduct and will monitor the effectiveness of our corporate governance guidelines, including whether such guidelines are successful in preventing illegal or improper liability-creating conduct.

Committees of our Board of Directors

Our board of directors has established three committees: (i) the audit committee; (ii) the compensation committee; and (iii) the nominating and corporate governance committee. Each member of these committees satisfies the independence standards of the NASDAQ Global Select Market; each member of the audit committee also satisfies the independence requirements of Rule 10A-3 of the Exchange Act; and each member of the compensation committee also satisfies the independence requirements of Rule 10C-1 of the Exchange Act.

Audit Committee.  Our board of directors has established an audit committee, which is currently comprised of two independent directors, Donald F. McAleenan and Robert Scott Vansant, each of whom is “financially literate” under the rules of the NASDAQ Global Select Market. Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to add another independent director to the Audit Committee. Robert Scott Vansant serves as the chairperson of the audit committee. The audit committee, pursuant to its written charter, among other matters, oversees: (i) our financial reporting, auditing and internal control activities; (ii) the integrity and audits of our financial statements; (iii) our compliance with legal and regulatory requirements; (iv) the qualifications and independence of our independent auditors; (v) the performance of our internal audit function and independent auditors; and (vi) our overall risk exposure and management. Duties of the audit committee also include:

•	annually review and assess the adequacy of the audit committee charter;

•	be responsible for the appointment, retention and termination of our independent auditors and determine the compensation of our independent auditors;

•	review with the independent auditors the plans and results of the audit engagement;

•	evaluate the qualifications, performance and independence of our independent auditors;

•	have sole authority to approve in advance all audit and non-audit services by our independent auditors, the scope and terms thereof, and the fees therefor;

•	review our system of audit and financial accounting controls and the results of internal audits; and

•	meet periodically with management, our chief financial officer or other internal audit staff and our independent auditors in separate executive sessions.

Robert Scott Vansant has been designated as the audit committee financial expert, as that term is defined in the rules of the SEC.

Compensation Committee.  Our board of directors has established a compensation committee, which is comprised of two independent directors, Donald F. McAleenan and Robert Scott Vansant. Donald F. McAleenan serves as the chairperson of the compensation committee. The compensation committee, pursuant to its written charter, among other matters:

•	administers, reviews, and makes recommendations to our board of directors regarding, our compensation plans, including our 2017 Incentive Compensation Plan;

•	reviews all equity compensation plans to be submitted for stockholder approval under the listing standards of the NASDAQ Global Select Market, and reviews, in its sole discretion, all equity compensation plans that are exempt from such stockholder approval requirement;

•	annually reviews and approves our corporate goals and objectives with respect to compensation for executive officers and, at least annually, evaluates each executive officer’s performance in light of such goals and objectives to set his or her annual compensation, including salary, bonus and equity and non-equity incentive compensation, subject to approval by our board of directors;

•	annually reviews, concurrently with the nominating and corporate governance committee, the appropriate level of compensation for board and committee service by non-employee directors; and

•	reviews our incentive compensation arrangements to confirm that incentive pay does not encourage unnecessary risk-taking, and reviews and discusses, at least annually, the relationship between risk management policies and practices, corporate strategy and our compensation arrangements.

The compensation committee has the authority to retain and terminate any compensation consultant to be used to assist in the evaluation of executive officer compensation.

Nominating and Corporate Governance Committee.  Our board of directors has established a nominating and corporate governance committee, which is comprised of three independent directors, Donald F. McAleenan, Robert Scott Vansant, and Brett G. Wyard. Donald F. McAleenan serves as the chairperson of the nominating and corporate governance committee. The nominating and corporate governance committee, pursuant to its written charter, among other matters:

•	identifies individuals qualified to become members of our board of directors and ensures that our board of directors reflects the appropriate balance of knowledge, experience, skills, expertise, diversity and independence;

•	develops, and recommends to our board of directors for its approval, qualifications for director candidates and periodically reviews these qualifications with our board of directors;

•	develops, recommends and reviews, concurrently with the compensation committee, the appropriate form and level of director compensation;

•	reviews the committee structure of our board of directors and recommends directors to serve as members or chairs of each committee of our board of directors;

•	reviews and recommends committee slates annually and recommends additional committee members to fill vacancies as needed;

•	develops and recommends to our board of directors a set of corporate governance guidelines applicable to us and, at least annually, reviews such guidelines and recommends changes to our board of directors for approval as necessary; and

•	oversees the annual evaluations of our board of directors and management.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is, or has ever been, an officer or employee of our Company.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to our officers, directors and any employees. Among other matters, our code of business conduct and ethics is designed to deter wrongdoing and to promote the following:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;

•	full, fair, accurate, timely and understandable disclosure in our communications with and reports to our stockholders, including reports filed with the SEC, and other public communications;

•	compliance with applicable governmental laws, rules and regulations;

•	a professional and respectful work environment, free of discrimination or harassment;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code of business conduct and ethics.

Any waiver of the code of business conduct and ethics for our executive officers, directors or any employees may be made only by our board of directors, and, once we become a publicly reporting, listed company, will be promptly disclosed as required by law or the regulations of the NASDAQ Global Select Market.

Limitations on Liabilities and Indemnification of Directors and Officers

For information concerning limitations of liability and indemnification and advancement rights applicable to our directors and officers, see “Description of Capital Stock—Limitations on Liability, Indemnification of Directors and Officers, and Insurance.”

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

Summary Compensation Table

The following table summarizes information regarding the compensation awarded to, earned by, or paid to our named executive officers (Tyrone Johnson, our Chief Executive Officer, Kendall R. Hoyd, our Chief Financial Officer, and Sunil Palakodati, the President—ASG of our Company) in fiscal years 2017 and 2016.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)		Non-Equity Incentive Plan Compensation ($)		Total ($)
Tyrone Johnson	2017	334,615	(1)		(7)	4,880,184	(13)	1,921,104	(17)
Chief Executive Officer	2016	325,000	(2)	215,694	(8)	—		—		540,694

Kendall R. Hoyd	2017	273,269	(3)		(9)	3,037,596	(14)	1,152,660	(18)
Chief Financial Officer	2016	250,000	(4)	380,413	(10)	—		—		630,413

Sunil Palakodati	2017	306,000	(5)		(11)	1,152,660	(15)	1,152,660	(19)
President—ASG	2016	114,583	(6)	70,000	(12)	2,188,080	(16)	—		2,372,663

(1)	Mr. Tyrone Johnson began serving as our Chief Executive Officer on November 22, 2017, and immediately prior to serving as our Chief Executive Officer, Mr. Johnson served as the chief executive officer of RDS, one of our operating subsidiaries. Salary received by Mr. Johnson in 2017 consists of (i) $296,396, a pro-rated amount based on his annual base salary of $350,000 during his employment with RDS, and (ii) $38,219, a pro-rated amount based on his annual base salary of $450,000 under his employment agreement with us.

(2)	Salary received by Mr. Johnson in 2016 was in connection with his employment with RDS as its chief executive officer.

(3)	Mr. Kendall R. Hoyd began serving as our Chief Financial Officer on November 22, 2017, and immediately prior to serving as our Chief Financial Officer, Mr. Hoyd served as the chief financial officer of RDS from January 2017 to April 2017, and served as the chief operating officer of RDS from May 2017 to October 2017. Salary received by Mr. Hoyd in 2017 consists of (i) $243,461, a pro-rated amount based on his weighted average annual base salary of approximately $266,000 during his employment with RDS, and (ii) $29,808, a pro-rated amount based on his annual base salary of $340,000 under his employment agreement with us.

(4)	Salary received by Mr. Hoyd in 2016 was in connection with his employment with RDS as its chief financial officer.

(5)	Mr. Sunil Palakodati began serving as the President—ASG of our Company on November 22, 2017, and immediately prior to serving as the President—ASG, Mr. Palakodati served as the chief executive officer of ASG, one of our operating subsidiaries. Salary received by Mr. Palakodati in 2017 consists of (i) $274,151, a pro-rated amount based on his weighted average annual base salary of approximately of $297,000 during his employment with ASG, and (ii) $31,849, a pro-rated amount based on his annual base salary of $375,000 under his employment agreement with us.

(6)	Mr. Palakodati began serving as the chief executive officer of ASG on August 1, 2016. Salary received by Mr. Palakodati in 2016 was a pro-rated amount based on his base salary of $275,000 in connection with his employment with ASG as its chief executive officer.

(7)	Bonus earned by Mr. Johnson in 2017 was in connection with his employment with us and RDS.

(8)	Bonus earned by Mr. Johnson in 2016 was in connection with his employment with RDS.

(9)	Bonus earned by Mr. Hoyd in 2017 was in connection with his employment with us and RDS.

(10)	Bonus earned by Mr. Hoyd in 2016 was in connection with his employment with RDS.

(11)	Bonus earned by Mr. Palakodati in 2017 was in connection with his employment with us and ASG.

(12)	Bonus earned by Mr. Palakodati in 2016 was in connection with his employment with ASG.

(13)	Represents the grant date fair value, computed in accordance with FASB ASC Topic 718, of (i) an award of 508,649.12 Class B Units of RDS granted to Mr. Johnson in connection with his employment with RDS, including taxes withheld by RDS in connection with such award grant, and (ii) an award of 160,092 shares of our restricted stock, subject to time- and performance-based vesting criteria, granted to Mr. Johnson under our 2017 Incentive Compensation Plan in connection with his employment with us (see “Narrative to Summary Compensation Table —Outstanding Equity Awards at December 31, 2017”).

(14)	Represents the grant date fair value, computed in accordance with FASB ASC Topic 718, of (i) an award of 324,008.16 Class B Units of RDS granted to Mr. Hoyd in connection with his employment with RDS, including taxes withheld by RDS in connection with such award grant, and (ii) an award of 96,055 shares of our restricted stock, subject to time- and performance-based vesting criteria, granted to Mr. Hoyd under our 2017 Incentive Compensation Plan in connection with his employment with us (see “Narrative to Summary Compensation Table —Outstanding Equity Awards at December 31, 2017”).

(15)	Represents the grant date fair value, computed in accordance with FASB ASC Topic 718, of an award of 96,055 shares of our restricted stock, subject to time- and performance-based vesting criteria, granted to Mr. Palakodati under our 2017 Incentive Compensation Plan in connection with his employment with us (see “Narrative to Summary Compensation Table —Outstanding Equity Awards at December 31, 2017”).

(16)	Represents the grant date fair value, computed in accordance with FASB ASC Topic 718, of an award of 1,272,697.93 Class C Units of ASG granted to Mr. Palakodati in 2016 in connection with his employment with ASG.

(17)	Represents the grant date fair value, computed in accordance with FASB ASC Topic 718, of an award of our phantom stock with respect to 160,092 shares of our common stock, to be settled in cash, subject to time- and performance-based vesting criteria, granted to Mr. Johnson under our 2017 Incentive Compensation Plan in connection with his employment with us (see “Narrative to Summary Compensation Table —Outstanding Equity Awards at December 31, 2017”).

(18)	Represents the grant date fair value, computed in accordance with FASB ASC Topic 718, of an award of our phantom stock with respect to 96,055 shares of our common stock, to be settled in cash, subject to time- and performance-based vesting criteria, granted to Mr. Hoyd under our 2017 Incentive Compensation Plan in connection with his employment with us (see “Narrative to Summary Compensation Table —Outstanding Equity Awards at December 31, 2017”).

(19)	Represents the grant date fair value, computed in accordance with FASB ASC Topic 718, of an award of our phantom stock with respect to 96,055 shares of our common stock, to be settled in cash, subject to time- and performance-based vesting criteria, granted to Mr. Palakodati under our 2017 Incentive Compensation Plan in connection with his employment with us (see “Narrative to Summary Compensation Table—Outstanding Equity Awards at December 31, 2017”).

Narrative to Summary Compensation Table

We believe that the primary goal of executive compensation is to align the interests of our executive officers with those of our stockholders in a way that allows us to attract and retain the best executive talent. We have adopted compensation policies with respect to, among other things, setting base salaries, awarding bonuses and making future grants of equity awards to our executive officers. Our compensation committee has designed a compensation program that rewards, among other things, favorable stockholder returns, stock appreciation, our Company’s competitive position within the building products supply and services industry, and each executive officer’s long-term contributions to our Company.

The compensation incentives designed to further these goals take the form of annual cash compensation and equity awards, as well as long-term cash and/or equity incentives measured by company and/or individual performance targets that are established by our compensation committee. In addition, our compensation committee may determine to make equity-based awards to newly-hired executive officers in order to attract talented professionals.

Named Executive Officer Compensation

Our named executive officers for fiscal year 2017 were Tyrone Johnson, Kendall R. Hoyd, and Sunil Palakodati, each of whom began serving in their roles as executive officers in November 2017. The following is a summary of the elements of our compensation arrangements paid to our named executive officers for fiscal year 2017 and to be paid to them for fiscal year 2018.

Annual Base Salary.  Base salary is designed to compensate our named executive officers at a fixed level of compensation that serves as a retention tool throughout the executive’s tenure. In determining base salaries, our compensation committee considers each executive’s role and responsibility, unique skills, future potential with us, salary levels for similar positions in our market and internal pay equity.

Annual Cash Bonus.  Annual cash bonuses are designed to incentivize our named executive officers at a variable level of compensation based on our Company’s performance as well as such individual’s performance. In connection with our annual cash bonus program, our compensation committee determines annual performance criteria that are flexible and that change with the needs of our business. Our annual cash bonus program is designed to reward the achievement of specific financial and operational objectives. For fiscal year 2017, each of our named executive officer’s bonus was based on the achievement of annual individual and company performance objectives established by our board of directors pursuant to his respective employment agreement.

Equity Awards.  In fiscal year 2017, we began providing time- and performance-based equity awards to our named executive officers pursuant to our 2017 Incentive Compensation Plan. Time- and performance-based equity awards are designed to focus and reward our named executive officers on our long-term goals and enhance stockholder value. In determining equity awards, our compensation committee takes into account our Company’s overall financial performance. The awards made under our 2017 Incentive Compensation Plan in 2017 are granted to recognize such individuals’ efforts on our behalf, and to provide a retention element to their overall compensation. Grants of restricted stock and phantom stock awards that have been made in 2017 to our named executive officers pursuant to the 2017 Incentive Compensation Plan vest in equal installments annually over three years, subject to the achievement of Company performance goals and such individual’s continued employment with us.

Retirement Savings Opportunities.  All of our employees are eligible to participate in a defined contribution retirement plan (which we refer to as a “401(k) plan”). We provide this 401(k) plan to help our employees save some amount of their cash compensation for retirement in a tax efficient manner. Under the 401(k) plan, employees are eligible to defer a portion of their base salary, and we, at our discretion, may make a matching contribution and/or a profit sharing contribution on their behalf. We do not currently provide, nor do we intend to provide in the future, an option for our employees to invest in shares of our common stock through the 401(k) plan.

Health and Welfare Benefits.  We provide to all of our full-time employees a competitive benefits package, which includes health and welfare benefits, such as medical, dental, disability and life insurance benefits. The programs under which these benefits are offered are available to all of our full-time employees.

Severance.  Under their employment agreements, each of our named executive officers is entitled to receive severance payments under certain circumstances in the event that his employment is terminated. Severance payments are designed to protect and compensate them under those circumstances. The circumstances and payments are described in more detail below under “—Employment Agreements—Potential Payments Upon Termination or Change in Control.”

Outstanding Equity Awards at December 31, 2017

	Stock Awards
	Grant 1	Grant 2	Grant 3	Grant 4
Name	Number of shares of restricted stock that have not vested (#)(1)	Number of shares of restricted stock that have not vested (#)(2)	Number of shares of phantom stock that have not vested (#)(3)	Number of shares of phantom stock that have not vested (#)(4)	Market Value of shares of stock that have not vested ($)(5)
Tyrone Johnson	32,018	128,074	With respect to 32,018 shares of common stock	With respect to 128,074 shares of common stock	3,842,208

Kendall R. Hoyd	19,211	76,844	With respect to 19,211 shares of common stock	With respect to 76,844 shares of common stock	2,305,320

Sunil Palakodati	19,211	76,844	With respect to 19,211 shares of common stock	With respect to 76,844 shares of common stock	2,305,320

(1)	These shares of restricted stock, granted on November 22, 2017, will vest in equal installments on the first, second and third anniversary of the grant date, upon our EBITDA for the fourth quarter of 2017 exceeding 95% of our internal target EBITDA for such period, subject to continued employment with us.

(2)	These shares of restricted stock, granted on November 22, 2017, will vest in equal installments on the first, second and third anniversary of the grant date, upon either: our EBITDA for the 2018 calendar year exceeding 95% of our internal target EBITDA for such period, or (i) our stock being listed on a national securities exchange, (ii) average daily trading volume exceeding $1 million for 20 consecutive trading days, and (iii) the volume weighted average trading price over such 20-day period meeting or exceeding $15.00, subject to continued employment with us.

(3)	These shares of phantom stock, granted on November 22, 2017, will vest and be settled in cash upon our EBITDA for the fourth quarter of 2017 exceeding 95% of our internal target EBITDA for such period.

(4)	These shares of phantom stock, granted on November 22, 2017, will vest and be settled in cash upon either: our EBITDA for the 2018 calendar year exceeding 95% of our internal target EBITDA for such period, or (i) our stock being listed on a national securities exchange, (ii) average daily trading volume exceeding $1 million for 20 consecutive trading days, and (iii) the volume weighted average trading price over such 20-day period meeting or exceeding $15.00.

(5)	Value is calculated by multiplying the total number of shares of restricted stock and phantom stock that have not vested by $12.00, the last traded price of our stock on a secondary market as of December 31, 2017.

Employment Agreements

We have entered into employment agreements with our Chief Executive Officer, Tyrone Johnson, our Chief Financial Officer, Kendall R. Hoyd, and the President—ASG, Sunil Palakodati. Each of the employment agreements has an initial term of three years, and provides for automatic one-year extensions after the expiration of the initial term, unless either party provides the other with at least 90 days’ prior written notice of non-renewal. Each of the employment agreements requires Messrs. Johnson, Hoyd and Palakodati, respectively, to dedicate his full business time and attention to the affairs of our Company.

Each of the employment agreements also provides for, among other things:

•	an annual base salary of $450,000, $340,000, and $375,000 for Messrs. Johnson, Hoyd and Palakodati, respectively, subject to future increases from time to time at the discretion of the compensation committee of our board of directors;

•	eligibility for annual cash performance bonuses, with a target amount equal to 75% of annual base salary, based on the satisfaction and performance of discretionary goals to be established by the compensation committee;

•	participation in our 2017 Incentive Compensation Plan and any subsequent equity incentive plans approved by our board of directors; and

•	participation in any employee benefit plans and programs that are maintained from time to time for our other senior executive officers.

Potential Payments Upon Termination or Change in Control; Severance

We may terminate Messrs. Johnson’s, Hoyd’s and Palakodati’s employment at any time with or without cause, and the executive may terminate his employment with or without good reason. If we terminate the executive’s employment for cause, if the executive resigns without good reason, or if the executive is terminated due to death or disability, the executive will be entitled to receive any earned but unpaid annual base salary, reimbursement of expenses incurred prior to the date of termination, accrued but unused vacation and any other benefits that have been vested or which the executive is eligible to receive prior to the date of termination. In addition, any outstanding awards granted to such executive under our 2017 Incentive Compensation Plan will be paid in accordance with their terms.

If we terminate Messrs. Johnson’s, Hoyd’s and Palakodati’s employment without cause or if the executive terminates his employment for good reason, the executive will be entitled to the following severance benefits:

•	any earned but unpaid annual base salary, reimbursement of expenses incurred prior to the date of termination, any accrued but unused vacation, and any benefits that have vested or which the executive is eligible to receive prior to the date of termination;

•	for 12 months after the date of termination, an additional monthly cash amount equal to the amount we would have paid for the executive’s share of the premiums for the coverage of the executive and the executive’s dependents under our medical plan as if the executive’s employment had not terminated;

•	a lump sum cash payment in an amount equal to the sum of (i) the executive’s annual base salary, and (ii) a payment in lieu of the annual bonus for the fiscal year in which the executive’s employment was terminated equal to the amount of the annual bonus that would have become payable for that fiscal year if employment had not been terminated, based on performance actually achieved that year (determined by our board of directors following completion of the performance year), multiplied by a fraction, the numerator of which is the number of days the executive was employed in the fiscal year of termination and the denominator of which is the total number of days in the fiscal year; and

•	all outstanding and then unvested equity awards granted to the executive under our 2017 Incentive Compensation Plan or any subsequent equity incentive plan approved by our board of directors will be modified to reflect an additional one year of vesting.

Each of the employment agreements also provides that if the termination occurs within the 12-month period following a “change in control” (as defined in the employment agreement), in addition to the other payments provided for above, except for all outstanding and then unvested equity awards granted to the executive under our 2017 Incentive Compensation Plan or any subsequent equity incentive plan approved by our board of directors becoming immediately fully vested, the executive will receive an amount equal to the sum of (i) any earned but unpaid annual base salary, reimbursement of expenses, and any accrued but unused vacation incurred prior to the date of termination, (ii) his annual base salary, and (iii) a target bonus (75% of annual base salary) for the current fiscal year.

Director Compensation

Upon the completion of the November 2017 private offering and placement, our board of directors established a compensation program for our non-employee directors. Pursuant to this compensation program, we paid the following fees and granted the following shares to each of our non-employee directors during the fiscal year ended December 31, 2017:

•	an annual cash retainer of $40,000;

•	an additional annual cash retainer of $20,000 to the chairman of our board of directors (if not an executive or employee of our Company) and each chairperson of the audit committee, the compensation committee, and the nominating and corporate governance committee;

•	an additional annual cash retainer of $10,000 to each non-chairperson member of the audit committee, the compensation committee, and the nominating and corporate governance committee; and

•	an annual grant of $25,000 of restricted stock or phantom stock awards pursuant to our 2017 Incentive Compensation Plan, which shares or awards will vest in equal installments annually over three years, subject to continued service on our board.

The following table sets forth information concerning the compensation of our non-employee directors during the fiscal year ended December 31, 2017.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)		Total ($)

Christopher Zugaro	60,000	25,000	(1)	85,000

Donald F. McAleenan	90,000	25,000	(2)	115,000

Robert Scott Vansant	80,000	25,000	(2)	105,000

Brett G. Wyard	50,000	25,000	(2)	75,000

(1)	Represents the approximate grant date fair value of phantom stock awards (to be settled in cash) with respect to 2,083 shares of common stock computed in accordance with FASB ASC Topic 718.

(2)	Represents the approximate grant date fair value of 2,083 shares of restricted stock computed in accordance with FASB ASC Topic 718.

We also reimburse our non-employee directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance in-person at board and committee meetings.

Directors who are employees do not, and will not, receive any compensation for their services as directors.

2017 Incentive Compensation Plan

Our board of directors has adopted, and our stockholders of record have approved, our 2017 Incentive Compensation Plan to attract and retain directors, officers, employees and other service providers. Our 2017 Incentive Compensation Plan provides for the granting of equity-based awards, including common stock, restricted stock, restricted stock units, options to purchase shares of common stock, stock appreciation rights, and performance awards.

Administration of our 2017 Incentive Compensation Plan and Eligibility

Our 2017 Incentive Compensation Plan is administered by our compensation committee, which, subject to applicable law, may delegate certain of its authority under our 2017 Incentive Compensation Plan to our Chief Executive Officer or such other executive officers as our compensation committee deems appropriate.

Subject to the terms of our 2017 Incentive Compensation Plan, our compensation committee is authorized to (i) select eligible persons to receive awards (which includes our directors, officers, employees, consultants, and independent contractors, and persons expected to become our directors, officers, employees, consultants, and independent contractors), (ii) grant awards, (iii) determine the type, number and other terms and conditions of, and all other matters relating to, awards, (iv) prescribe award agreements (which need not be identical for each participant) and the rules and regulations for the administration of our 2017 Incentive Compensation Plan, (v) construe and interpret our 2017 Incentive Compensation Plan and award agreements, (vi) correct defects, supply omissions or reconcile inconsistencies in our 2017 Incentive Compensation Plan, and (vii) make all other decisions and determinations as our compensation committee may deem necessary or advisable for the administration of our 2017 Incentive Compensation Plan. Decisions of our compensation committee will be final, conclusive and binding on all persons or entities, including our Company, any subsidiary, any participant or beneficiary, any transferee under our 2017 Incentive Compensation Plan, or any other person claiming rights from or through any of the foregoing persons or entities.

Share Authorization

The number of shares of our common stock subject to awards that may be issued under our 2017 Incentive Compensation Plan is 2,561,463. The number of shares of our common stock available under our 2017 Incentive Compensation Plan shall be reduced by the sum of the aggregate number of shares of our common stock which become subject to outstanding options, outstanding stock appreciation rights, outstanding stock awards, and outstanding performance-related awards. To the extent that shares of our common stock subject to an outstanding option, stock appreciation right, stock award, or performance award granted under our 2017 Incentive Compensation Plan are not issued or delivered by reason of the expiration, termination, cancellation or forfeiture of such award, or the settlement of such award in cash, then such shares of our common stock generally shall again be available under our 2017 Incentive Compensation Plan.

In the event of any equity restructuring that causes the per share value of shares of our common stock to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary dividend, then our compensation committee will appropriately adjust the number and class of securities available under our 2017 Incentive Compensation Plan and the terms of each outstanding award under our 2017 Incentive Compensation Plan. In the event of any other change in corporate capitalization, including a merger, consolidation, reorganization or partial or complete liquidation, our compensation committee may make such equitable adjustments as it determines to be appropriate and equitable to prevent dilution or enlargement of rights of participants. The decision of our compensation committee regarding any such adjustment shall be final, binding and conclusive.

Restricted Stock and Restricted Stock Units

Under our 2017 Incentive Compensation Plan, our compensation committee is authorized to grant shares of restricted stock and restricted stock units. Grants of shares of restricted stock are subject to such risks of forfeiture and other restrictions as our compensation committee may impose, including time- or performance-based restrictions, or both. A participant granted shares of restricted stock generally has all of the rights of a stockholder of our Company (including voting and dividend rights), unless otherwise determined by our compensation committee.

An award of restricted stock units confers upon a participant the right to receive shares of our common stock or cash equal to the fair market value of the specified number of shares of our common stock covered by the restricted stock units at the end of a specified deferral period, subject to such risks of forfeiture and other restrictions as our compensation committee may impose. Prior to settlement, an award of restricted stock units carries no voting or dividend rights or other rights associated with share ownership, although dividend equivalents may be granted, as discussed below.

Stock Options and Stock Appreciation Rights

Under our 2017 Incentive Compensation Plan, our compensation committee is authorized to grant (i) stock options, including both incentive stock options that are intended to comply with the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”) (which we refer to as “ISOs”), and non-qualified stock options, and (ii) stock appreciation rights, entitling the participant to receive the amount by which the fair market value of a share of our common stock on the date of exercise exceeds the grant price of the stock appreciation right. The exercise price per share of our common stock subject to an option and the grant price of a stock appreciation right are to be determined by our compensation committee; provided, that the exercise price per share of an option and the grant price of a stock appreciation right may not be less than 100% of the fair market value of a share of our common stock on the date the option or stock appreciation right is granted. An option granted to a person who owns or is deemed to own shares of our capital stock representing 10% or more of the voting power of all classes of our capital stock (sometimes referred to as a “10% owner”) will not qualify as an ISO unless the exercise price for the option is not less than 110% of the fair market value of a share of our common stock on the date the ISO is granted.

For purposes of our 2017 Incentive Compensation Plan, the term “fair market value” means the fair market value of shares of our common stock, awards under our 2017 Incentive Compensation Plan, or other property as determined by our compensation committee or under procedures established by our compensation committee. The maximum term of each option or stock appreciation right, the times at which each option or stock appreciation right will be exercisable, and provisions requiring forfeiture of unexercised options or stock appreciation rights at or following termination of employment or service generally are fixed by our compensation committee, except that no option or stock appreciation right may have a term exceeding ten years, and no ISO granted to a 10% owner may have a term exceeding five years (to the extent required by the Code at the time of grant). Methods of exercise and settlement and other terms of options and stock appreciation rights are determined by our compensation committee. Accordingly, our compensation committee may permit the exercise price of options awarded under our 2017 Incentive Compensation Plan to be paid in cash, shares of our common stock, other awards under our 2017 Incentive Compensation Plan, or other property (including loans to participants).

Our compensation committee may grant stock appreciation rights in tandem with options (which we refer to as “tandem stock appreciation rights”) under our 2017 Incentive Compensation Plan. A tandem stock appreciation right may be granted at the same time as the related option is granted or, for options that are not ISOs, at any time thereafter before exercise or expiration of such option. A tandem stock appreciation right may only be exercised when the related option would be exercisable and the fair market value of the shares or our common stock subject to the related option exceeds the option’s exercise price. Any option related to a tandem stock appreciation right will no longer be exercisable to the extent the tandem stock appreciation right has been exercised, and any tandem stock appreciation right will no longer be exercisable to the extent the related option has been exercised.

Performance Awards

Under our 2017 Incentive Compensation Plan, our compensation committee is authorized to grant performance awards to participants on terms and conditions established by our compensation committee. The performance criteria to be achieved during any performance period and the length of the performance period will be determined by our compensation committee upon the grant of the performance award, but in no event will the length of the performance period be shorter than 12 months nor longer than five years. Performance awards may be valued by reference to a designated number of shares of our common stock (in which case they are referred to as “performance shares”) or by reference to a designated amount of property, including cash (in which case they are referred to as “performance units”). Performance awards may be settled by delivery of cash, shares of our common stock or other property, or any combination thereof, as determined by our compensation committee.

After the end of each performance period, our compensation committee will determine and certify whether the performance goals have been achieved. In determining the achievement of such performance goals, our compensation committee may, at the time the performance goals are set, require that those goals be determined by excluding the impact of (i) restructurings, discontinued operations, extraordinary items (as defined pursuant to generally accepted accounting principles), and other unusual or non-recurring charges, (ii) change in accounting standards required by generally accepted accounting principles, or (iii) such other exclusions or adjustments as our compensation committee specifies at the time the award is granted.

Our compensation committee may, in its discretion, determine that the amount payable as a performance award will be reduced from the amount of any potential award.

Other Terms of Awards

Awards granted under our 2017 Incentive Compensation Plan may be settled in the form of cash, shares of our common stock, other awards or other property, in the discretion of our compensation committee. Our compensation committee may require or permit participants to defer the settlement of all or part of an award in accordance with such terms and conditions as our compensation committee may establish. Our compensation committee is authorized to place cash, shares of our common stock, or other property in trusts or make other arrangements to provide for payment of our obligations under our 2017 Incentive Compensation Plan. Our compensation committee may condition any payment relating to an award on the withholding of taxes and may provide that a portion of any shares or our common stock or other property to be distributed will be withheld (or that previously acquired shares or other property be surrendered by the participant) to satisfy withholding and other tax obligations. Awards granted under our 2017 Incentive Compensation Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant’s death, except that our compensation committee may, in its discretion, permit transfers, subject to any terms and conditions our compensation committee may impose pursuant to the express terms of an award agreement. A beneficiary, transferee, or other person claiming any rights under our 2017 Incentive Compensation Plan from or through any participant will be subject to all terms and conditions of our 2017 Incentive Compensation Plan and any Award agreement applicable to such participant, except as otherwise determined by our compensation committee, and to any additional terms and conditions deemed necessary or appropriate by our compensation committee.

Awards under our 2017 Incentive Compensation Plan generally are granted without a requirement that the participant pay consideration in the form of cash or property for the grant (as distinguished from the exercise), except to the extent required by law. Our compensation committee may, however, grant awards in exchange for other awards under our 2017 Incentive Compensation Plan, awards under other plans of our Company, or other rights to payment from our Company, and may grant awards in addition to and in tandem with such other awards, rights or other awards.

Acceleration of Vesting; Change in Control

Subject to certain limitations, our compensation committee may, in its discretion, accelerate the exercisability, the lapsing of restrictions, or the expiration of deferral or vesting periods of any award granted under our 2017 Incentive Compensation Plan. In the event of a “change in control” of our Company (as defined in our 2017 Incentive Compensation Plan), and only to the extent provided in any employment or other agreement between the participant and our Company or any related entity, or in any award agreement, or to the extent otherwise determined by our compensation committee in its sole discretion in each particular case, (i) any option or stock appreciation right that was not previously vested and exercisable at the time of the “change in control” will become immediately vested and exercisable, (ii) any restrictions, deferral of settlement and forfeiture conditions applicable to a restricted stock award, restricted stock unit award or another stock-based award subject only to future service requirements will lapse and such awards will be deemed fully vested, and (iii) with respect to any outstanding Award subject to achievement of performance goals and conditions under our 2017 Incentive Compensation Plan, our compensation committee may, in its discretion, consider such awards to have been earned and payable based on achievement of performance goals or based upon target performance (either in full or pro-rata based on the portion of the performance period completed as of the “change in control”).

Subject to any limitations contained in our 2017 Incentive Compensation Plan relating to the vesting of awards in the event of any merger, consolidation or other reorganization in which our Company does not survive, or in the event of any “change in control,” the agreement relating to such transaction and/or our compensation committee may provide for (i) the continuation of the outstanding awards by our Company, if our Company is a surviving entity, (ii) the assumption or substitution for outstanding awards by the surviving entity or its parent or subsidiary pursuant to the provisions contained in our 2017 Incentive Compensation Plan, (iii) full exercisability or vesting and accelerated expiration of the outstanding awards, or (iv) settlement of the value of the outstanding awards in cash or cash equivalents or other property followed by cancellation of such. The foregoing actions may be taken without the consent or agreement of a participant in our 2017 Incentive Compensation Plan and without any requirement that all such participants be treated consistently.

Other Adjustments

Under our 2017 Incentive Compensation Plan, our compensation committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, awards (i) in recognition of unusual or nonrecurring events (including, without limitation, acquisitions and dispositions of businesses and assets) affecting our Company, any subsidiary or any business unit, or our financial statements, (ii) in response to changes in applicable laws, regulations, accounting principles, tax rates and regulations, or business conditions, or (iii) in view of our compensation committee’s assessment of the business strategy of our Company, any subsidiary or business unit, performance of comparable organizations, economic and business conditions, personal performance of a participant, and any other circumstances deemed relevant. However, our compensation committee may not make any adjustment described in this paragraph if doing so would cause any award granted under our 2017 Incentive Compensation Plan to participants designated by our compensation committee as “covered employees” and intended to qualify as “performance-based compensation” under Section 162(m) of the Code to otherwise fail to qualify as “performance-based compensation.”

Amendment; Termination

Our board of directors may amend, alter, suspend, discontinue or terminate our 2017 Incentive Compensation Plan or our compensation committee’s authority to grant awards without the consent of stockholders or participants or beneficiaries, except that stockholder approval must be obtained for any amendment or alteration if such approval is required by law or regulation or under the rules of any stock exchange or quotation system on which shares or our common stock may then be listed or quoted; provided, that, except as otherwise permitted by our 2017 Incentive Compensation Plan or an award agreement, without the consent of an affected participant, no such action by our board of directors may materially and adversely affect the rights of such participant under the terms of any previously granted and outstanding award. Our compensation committee may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate any award theretofore granted and any award agreement relating thereto, except as otherwise provided in our 2017 Incentive Compensation Plan; provided, that, except as otherwise permitted by our 2017 Incentive Compensation Plan or award agreement, without the consent of an affected participant, no such action by our compensation committee or our board of directors may materially and adversely affect the rights of such participant under terms of such award.

Our 2017 Incentive Compensation Plan will terminate at the earliest of (i) such time as no shares of our common stock remain available for issuance under our 2017 Incentive Compensation Plan, (ii) termination of our 2017 Incentive Compensation Plan by our board of directors, or (iii) the tenth anniversary of the effective date of our 2017 Incentive Compensation Plan. Awards outstanding upon termination or expiration of our 2017 Incentive Compensation Plan will remain in effect until they have been exercised or terminated, or have expired.

Registration Statement on Form S-8

Subsequent to the effectiveness of the registration statement of which this prospectus forms a part, we intend to file a registration statement on Form S-8 to register the total number of shares of our common stock that may be issued under our 2017 Incentive Compensation Plan, including the shares of restricted stock granted to our directors and executive officers.

Rule 10b5-1 Sales Plan

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they would contract with a broker to buy or sell shares of our Class A Common Stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our policy on insider trading and communications with the public. Our directors and executive officers may not establish any such plan prior to the expiration of the lock-up agreements described under “Underwriting.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

During the period beginning on January 1, 2015 to the date of this prospectus, we have entered into or participated in the following transactions with related parties:

Consulting Agreements with Trive Capital

In each of 2015, 2016 and 2017, RDS paid an annual consulting fee of $400,000 to Trive Capital (affiliates of which collectively hold more than 5% of our common stock and are affiliated with Christopher Zugaro, the Chairman of our board of directors), pursuant to the Consulting Agreement, dated as of August 31, 2014, by and among RDS and each of its subsidiaries, and Trive Capital, in exchange for certain consulting services provided by Trive Capital to RDS. RDS and Trive Capital terminated this Consulting Agreement, and Trive Capital’s engagement thereunder, in November 2017.

In each of 2015, 2016 and 2017, ASG paid consulting fees of $109,000, $400,000 and $400,000, respectively, to Trive Capital, pursuant to the Consulting Agreement, dated as of June 23, 2015, by and among ASG and each of its subsidiaries, and Trive Capital, in exchange for certain consulting services provided by Trive Capital to ASG. ASG and Trive Capital terminated this Consulting Agreement, and Trive Capital’s engagement thereunder, in November 2017.

We no longer pay any consulting fees to Trive Capital.

Information Technology and Process Re-Engineering Consulting Fees Paid to Sharpen Business Analytics

Sharpen Business Analytics, a company owned by Sharon Hoyd, who is the spouse of Kendall R. Hoyd, our Chief Financial Officer, provides information technology, software development, and process re-engineering consulting services to RDS pursuant to the Sharpen Business Analytics Consulting Agreement, dated as of March 1, 2015. The total amount of fees paid to Sharpen Business Analytics under the Consulting Agreement during the period beginning on March 1, 2015 (which is the effective date of the Consulting Agreement) through date of this prospectus was $541,586.

November 2017 Restructuring Transactions

As part of the November 2017 restructuring transactions, we effected the following transactions with former equityholders of RDS and ASG, which included related parties consisting of our executive officers and affiliates of Trive Capital (which collectively hold more than 5% of our common stock and are affiliated with Christopher Zugaro, the Chairman of our board of directors):

Contribution of Equity Interests in RDS and ASG to Us in Exchange for the Issuance by Us of Shares of our Class B Common Stock

On November 21, 2017, certain of the then existing equityholders of each of RDS and ASG contributed a portion of the outstanding equity interests in each of RDS and ASG to us in exchange for the issuance by us of shares of our Class B Common Stock.

The following table sets forth the number of shares of our Class B Common Stock that we issued to our executive officers and affiliates of Trive Capital (each as a then equityholder of RDS and ASG) in exchange for their contribution to us of a portion of the then outstanding equity interests in each of RDS and ASG:

Equityholder	Equity Interests in RDS Contributed to Us	Equity Interests in ASG Contributed to Us	Number of Shares of Class B Common Stock Issued by Us to Such Equityholder
TCFI G&M SPV LP	—	17,076,868.14 Class A Units 10,940,647.84 Class E-1 Units	—
Trive Capital Fund I LP	2,657,020.87 Class A Units	6,671,023.41 Class A Units 4,273,928.76 Class E-1 Units	2,280,968
Trive Capital Fund I (Offshore) LP	2,939,073.86 Class A Units	—	712,430
Trive Affiliated Coinvestors I LP	243,511.58 Class A Units	6,671,023.41 Class A Units 4,273,928.76 Class E-1 Units	208,806
Tyrone Johnson	508,649.12 Class B Units	—	123,295
Kendall Hoyd	324,008.16 Class B Units	—	78,539
Sunil Palakodati	—	2,185,147.79 Class C Units	182,340

Repurchase of Shares of Class B Common Stock from a Stockholder

On November 22, 2017, we used approximately $26.6 million of the proceeds from the November 2017 private offering and private placement to repurchase 2,379,486 shares of our Class B Common Stock from Trive Capital Fund I (Offshore) LP, an affiliate of Trive Capital, at a price per share equal to the price per share paid by the initial purchaser in the November 2017 private offering and private placement.

Purchase of Equity Interests in RDS and ASG

On November 22, 2017, we used a portion of the proceeds from the November 2017 private offering and private placement to purchase from all the then existing equityholders (other than us) of each of RDS and ASG all of the then outstanding equity interests in each of RDS and ASG held by them at a price equal to the price per share paid by the initial purchaser in the November 2017 private offering and private placement.

The following table sets forth the amount of the purchase price that we paid to affiliates of Trive Capital (each as a then equityholder of RDS and ASG) in connection with their sale to us of a portion of the then outstanding equity interests in RDS and ASG:

Seller	Equity Interests in RDS Sold to Us	Equity Interests in ASG Sold to Us	Purchase Price Paid by Us to Such Seller
Trive Capital Fund I LP	3,491,497.83 Class A Units	8,766,157.62 Class A Units 5,616,219.71 Class E-1 Units	$33,449,723
Trive Capital Fund I (Offshore) LP	3,862,133.75 Class A Units	—	$10,447,568
Trive Affiliated Coinvestors I LP	319,990.02 Class A Units	802,478.63 Class A Units 514,124.49 Class E-1 Units	$3,062,081

Repurchase of Shares of Class B Common Stock from Stockholders

On December 20, 2017, following the exercise and closing of the over-allotment option to purchase additional shares of our Class A Common Stock, granted by us to the initial purchaser in the November 2017 private offering and private placement, we used the proceeds to repurchase shares of our Class B Common Stock from certain of our Class B stockholders, at a price per share equal to the price per share paid by the initial purchaser in connection with the over-allotment option.

The following table sets forth the amount of the purchase price that we paid to affiliates of Trive Capital in connection with their sale, and our repurchase, of the number of shares of Class B Common Stock set forth below:

Class B Stockholder	Number of Shares of Class B Common Stock Repurchased by Us	Purchase Price Paid by Us to Such Class B Stockholder
Trive Capital Fund I LP	1,223,249	$13,651,458.84
Trive Capital Fund I (Offshore) LP	1,353,178	$15,101,466.48
Trive Affiliated Coinvestors I LP	111,980	$1,249,696.80

Indemnification Agreements

Our amended and restated bylaws require us to indemnify, to the fullest extent allowable under the General Corporation Law of the State of Delaware, our directors and officers for monetary damages for actions taken as our director or officer, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. In addition, we have entered into indemnification agreements with each of our directors and officers. See “Description of Capital Stock—Limitations on Liability, Indemnification of Directors and Officers, and Insurance.”

Policies and Procedures for Related Party Transactions

Our board of directors intends to adopt a written related party transaction policy, to be effective upon the completion of this offering, setting forth the policies and procedures for the review and approval or ratification of transactions involving us and any “related person” (as defined in Item 404 of Regulation S-K under the Securities Act). For purposes of the policy, “related persons” will include our directors, executive officers, stockholders owning five percent or more of our outstanding common stock, and their respective immediate family members.

The policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from such related person or entities in which such related person has a material interest, transactions involving indebtedness or guarantees of indebtedness, and employment by us of such related person. In reviewing and approving any such related party transactions, our audit committee will be tasked with considering all relevant facts and circumstances, including, without limitation, whether the related party transaction is or will be on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated party, and the extent of such related person’s interest in the transaction. Any related party transactions may only be consummated if our audit committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy. Any member of the audit committee who is a related person with respect to a related party transaction under review will not be permitted to participate in the deliberations or vote with respect to approval or ratification of such related party transaction. However, such director may be counted in determining the presence of a quorum at a meeting of the audit committee that considers such related party transaction. All of the related party transactions described above in this section occurred prior to the adoption of the related party transaction policy.

PRINCIPAL STOCKHOLDERS

Immediately prior to this offering, there are 25,614,626 shares of our common stock outstanding (consisting of 21,750,000 shares of our Class A Common Stock and 3,864,626 shares of our Class B Common Stock). The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of our common stock, immediately prior to and immediately after the completion of this offering, by:

•	each of our directors and named executive officers;

•	all of our directors and named executive officers as a group; and

•	each person or entity (or group of affiliated persons or entities) known by us to be the beneficial owner of 5% or more of our common stock.

To our knowledge, each stockholder named in the table has sole voting and investment power with respect to all of the shares shown as beneficially owned by such stockholder, except as otherwise set forth in the footnotes to the table. The number of shares shown represents the number of shares the person “beneficially owns,” as determined by the rules of the SEC. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement.

The percentages reflect beneficial ownership immediately prior to and immediately after the completion of this offering as determined in accordance with Rule 13d-3 under the Exchange Act, and are based on 25,614,626 shares of our common stock outstanding as of the date immediately prior to the completion of this offering, and                  shares of our common stock outstanding as of the date immediately following the completion of this offering. The percentages assume no exercise by the underwriters of their option to purchase up to an additional                  shares of our Class A Common Stock within 30 days after the date of this prospectus to cover additional allotments, if any.

Except as noted in the footnotes to the table below, the address for all of the stockholders in the table below is c/o Select Interior Concepts, Inc. at 4900 East Hunter Avenue, Anaheim, California 92807.

	Shares of Common Stock Beneficially Owned Immediately Prior to this Offering			Shares of Common Stock Beneficially Owned Immediately After this Offering
Name of Beneficial Owner	Shares Owned		Percentage	Shares Owned		Percentage
Directors and Named Executive Officers:
Tyrone Johnson	123,295	(4)	*	123,295	(5)	*
Kendall R. Hoyd	78,539	(4)	*	78,539	(5)	*
Sunil Palakodati	182,340	(4)	*	182,340	(5)	*
Christopher Zugaro(1)	2,324,613	(4)	9.1%	2,324,613	(5)		%
Donald F. McAleenan	—		*	—		*
Robert Scott Vansant	—		*	—		*
Brett G. Wyard	—		*	—		*
All directors and named executive officers as a group (7 persons)	2,708,787	(4)	10.6%	2,708,787	(5)
5% or more Stockholders:
Trive Capital group(1)	2,324,613	(4)	9.1%	2,324,613	(5)		%
Anchorage Capital Master Offshore, Ltd.(2)	2,333,333		9.1%
Gateway Securities Holdings, LLC(3)	3,500,000		13.7%

*	Represents less than 1% of the number of shares of our common stock outstanding.

(1)	Includes 1,057,719 shares of our Class B Common Stock directly held by Trive Capital Fund I LP (which we refer to as “Trive Fund I”). Trive Capital Fund I GP LLC (which we refer to as “Fund I GP”) is the general partner of Trive Fund I and has voting control over Trive Fund I. Trive Capital Holdings LLC (which we refer to as “Trive Holdings”) is the sole member and sole managing member of Fund I GP and has voting control over Fund I GP. Each of Messrs. Conner Searcy and Christopher Zugaro, as a manager of Trive Holdings, has voting control over Trive Holdings. As a result of the foregoing, each of Mr. Searcy, Mr. Zugaro, Trive Holdings, and Fund I GP may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities directly held by Trive Fund I.

Includes 1,170,068 shares of our Class B Common Stock directly held by Trive Capital Fund I (Offshore) LP (which we refer to as “Trive Offshore Fund”). Trive Capital Fund I GP Offshore LLC (which we refer to as “Offshore Fund GP”) is the general partner of Trive Offshore Fund and has voting control over Trive Offshore Fund. Fund I GP is the sole member and sole managing member of Offshore Fund GP and has voting control over Offshore Fund GP. Trive Holdings is the sole member and sole managing member of Fund I GP and has voting control over Fund I GP. Each of Messrs. Conner Searcy and Christopher Zugaro, as a manager of Trive Holdings, has voting control over Trive Holdings. As a result of the foregoing, each of Mr. Searcy, Mr. Zugaro, Trive Holdings, Fund I GP, and Offshore Fund GP may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities directly held by Trive Offshore Fund.

Includes 96,826 shares of our Class B Common Stock directly held by Trive Affiliated Coinvestors I LP (which we refer to as “Trive Coinvestors Fund”). Trive Affiliated Coinvestors I GP LLC (which we refer to as “Coinvestors Fund GP”) is the general partner of Trive Coinvestors Fund and has voting control over Trive Coinvestors Fund. Trive Holdings is the sole member and sole managing member of Coinvestors Fund GP and has voting control over Coinvestors Fund GP. Each of Messrs. Conner Searcy and Christopher Zugaro, as a manager of Trive Holdings, has voting control over Trive Holdings. As a result of the foregoing, each of Mr. Searcy, Mr. Zugaro, Trive Holdings, and Coinvestors Fund GP may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities directly held by Trive Coinvestors Fund.

The address of each of Mr. Searcy, Mr. Zugaro, Trive Holdings, Fund I GP, Offshore Fund GP, Coinvestors Fund GP, Trive Fund I, Trive Offshore Fund, and Trive Coinvestors Fund is 2021 McKinney Avenue, Suite 1200, Dallas, TX 75201.

(2)	Represents the number of shares of our Class A Common Stock owned by Anchorage Capital Master Offshore, Ltd (which we refer to as “Anchorage Offshore”). Anchorage Advisors Management, L.L.C. is the sole managing member of Anchorage Capital Group, L.L.C. (which we refer to as “Anchorage”), which in turn is the investment manager of Anchorage Offshore. Mr. Kevin Ulrich is the Chief Executive Officer of Anchorage and the senior managing member of Anchorage Advisors Management, L.L.C. As such, each of the foregoing persons may be deemed to have voting and dispositive power over the shares of Class A Common Stock held by Anchorage Offshore. Each of the foregoing persons disclaims beneficial ownership of the shares of Class A Common Stock held by Anchorage Offshore, except for any pecuniary interests therein. The address for all of the foregoing persons is 610 Broadway, 6th Floor, New York, NY 10012.

(3)	Represents the number of shares of our Class A Common Stock owned by Gateway Securities Holdings, LLC (which we refer to as the “Solace Fund”). Solace Capital Partners, L.P. (which we refer to as “Solace Capital”) is the investment manager of, and Solace General Partner, LLC (which we refer to as “Solace GP”) is the general partner of, Solace Capital Special Situations Fund, L.P. (which we refer to as “Solace Special Situations”), which is the 100% owner of the Solace Fund. Each of Solace Capital and Solace GP has voting and dispositive power over the shares of Class A Common Stock held by the Solace Fund. Each of Solace Capital and Solace GP disclaims beneficial ownership of the shares of the Class A Common Stock held by the Solace Fund, except to the extent of its pecuniary interest. Mr. Brett G. Wyard, one of our directors, is a managing partner of each of the general partner of Solace Capital and of Solace GP, and disclaims beneficial ownership of the shares of Class A Common Stock held by the Solace Fund. The mailing address of each of Solace Capital, Solace GP, Solace Special Situations, the Solace Fund, and Mr. Wyard is 11111 Santa Monica Boulevard, Suite 1275, Los Angeles, CA 90025.

(4)	The shares of our common stock beneficially owned by each of our named executive officers and Trive Capital group immediately prior to this offering, as reflected in this table, consist solely of our Class B Common Stock.

(5)	The shares of our common stock beneficially owned by each of our named executive officers and Trive Capital group immediately after the consummation of this offering, as reflected in this table, consist solely of our Class A Common Stock, which reflect the conversion of all of the shares of our Class B Common Stock beneficially owned by them immediately prior to this offering into shares of our Class A Common Stock, upon the registration statement of which this prospectus forms a part being declared effective by the SEC and the shares of our Class A Common Stock being listed on the NASDAQ Global Select Market by May 31, 2018, each of which should be effected prior to or upon the completion of this offering.

SELLING STOCKHOLDERS

The following table sets forth information, as of January 1, 2018, with respect to each of the selling stockholders and the shares of our Class A Common Stock beneficially owned by such selling stockholder that such selling stockholder proposes to offer pursuant to this prospectus. In accordance with SEC rules, the beneficial ownership of each of the selling stockholders includes:

•	all shares such selling stockholder actually owns beneficially or of record;

•	all shares over which such selling stockholder has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and

•	all shares such selling stockholder has the right to acquire within 60 days (such shares that such selling stockholder has the right to acquire within 60 days are treated as if they were outstanding for computing the percentage ownership of such selling stockholder, but are not treated as if they were outstanding for purposes of computing percentage ownership of any other person or entity).

The shares of our Class A Common Stock offered by the selling stockholders pursuant to this prospectus were originally issued and sold by us in connection with the November 2017 private offering and private placement. The term selling stockholders includes the holders of shares of our Class A Common Stock listed below, the beneficial owners of such shares, and any such beneficial owner’s transferees, pledgees, donees or other successors.

Certain of the selling stockholders may be deemed to be underwriters as defined under the Securities Act. Any profits realized by the selling stockholders may be deemed to be underwriting commissions.

All selling stockholders are subject to Rule 105 of Regulation M and are precluded from engaging in any short selling activities prior to effectiveness of the registration statement of which this prospectus forms a part.

Except as noted below in the footnotes to the table, none of the selling stockholders have, or have had since our inception, any position, office or other material relationship with us or any of our affiliates.

Percentage ownership calculations are based on 21,750,000 shares of our Class A Common Stock outstanding as of January 1, 2018.

	Number of Shares of Our Class A Common Stock Beneficially Held Immediately Prior to this Offering		Number of Shares of Our Class A Common Stock to be Sold in this Offering	Number of Shares of Our Class A Common Stock Beneficially Held Immediately After this Offering
Name of Selling Stockholder	Shares	Percentage		Shares	Percentage

*	Represents less than 1% of the number of shares of our common stock outstanding.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes information about our capital stock. You can obtain more comprehensive information about our capital stock by consulting our amended and restated certificate of incorporation (which we refer to as our “charter”) and our amended and restated bylaws (which we refer to as our “bylaws”), as well as the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”). Under our charter, our authorized capital stock consists of 100,000,000 shares of Class A Common Stock, par value $0.01 per share, 15,000,000 shares of Class B Common Stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. Immediately prior to this offering, there are 21,750,000 shares of Class A Common Stock outstanding, 3,864,626 shares of our Class B Common Stock outstanding, and no shares of preferred stock outstanding.

Upon the completion of this offering, we expect that there will be:

•	shares of our Class A Common Stock outstanding, consisting of:

°	21,750,000 shares outstanding immediately prior to this offering,

°	shares to be sold and issued in this offering, and

°	3,864,626 shares to be issued in connection with the automatic conversion of the same number of shares of our Class B Common Stock (representing all the shares of Class B Common Stock that are outstanding immediately prior to this offering), upon the registration statement of which this prospectus forms a part being declared effective by the SEC and the shares of our Class A Common Stock being listed on the NASDAQ Global Select Market by May 31, 2018;

•	no shares of our Class B Common Stock outstanding; and

•	no shares of preferred stock outstanding.

Class A Common Stock

Dividend Rights.  Holders of shares of our Class A Common Stock will be entitled to receive dividends on shares of our Class A Common Stock that will accrue and be payable only in additional shares of Class A Common Stock (which we refer to as the “Special Stock Dividends”) if (i) a shelf registration statement registering for resale all of the shares of our Class A Common Stock sold in the November 2017 private offering and private placement that are not sold by the selling stockholders in this offering is not filed with or confidentially submitted to the SEC by January 31, 2018, and/or (ii) such shelf registration statement is not declared effective by the SEC and the Class A Common Stock is not listed on a national securities exchange by May 31, 2018. Special Stock Dividends will accrue at a daily rate equal to the quotient of (a) 0.05 multiplied by 21,750,000 (the aggregate number of shares of our Class A Common Stock sold and issued in the November 2017 private offering and private placement) divided by (b) 365, up to a maximum aggregate number of shares of our Class A Common Stock equal to 1,460,149 shares (which we refer to as the “Maximum Accrual Amount”), and will cease accruing upon satisfaction of the foregoing conditions. See “—Registration Rights Agreement.”

Other than with respect to any Special Stock Dividends, holders of shares of our Class A Common Stock and Class B Common Stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Voting Rights.  Holders of shares of our Class A Common Stock are entitled to one vote per share held of record on all matters to be voted upon by our stockholders and will also be entitled to the benefit of any Special Stock Dividends for such purposes. Holders of shares of our Class A Common Stock do not have cumulative voting rights in the election of directors. Holders of shares of our Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except with respect to the amendment of certain provisions of our charter that would alter or change the powers, preferences or special rights of holders of our Class A Common Stock so as to affect them adversely, which amendments must be approved by holders of at least 80% of the issued and outstanding shares of our Class A Common Stock, voting as a separate class, or as otherwise required by applicable law.

Liquidation Rights.  Upon our liquidation, dissolution, distribution of assets or other winding up, holders of shares of our Class A Common Stock and Class B Common Stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and any liquidation preference of any outstanding preferred stock.

Other Matters.  The shares of our Class A Common Stock have no preemptive rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to our Class A Common Stock. All outstanding shares of our Class A Common Stock, including the Class A Common Stock offered in this offering, are fully paid and non-assessable.

Listing.  We intend to apply to list the shares of our Class A Common Stock on the NASDAQ Global Select Market under the symbol “SIC.”

Class B Common Stock

Dividend Rights.  Holders of shares of our Class B Common Stock and Class A Common Stock are entitled to ratably receive dividends (other than Special Stock Dividends, to which only holders of Class A Common Stock are entitled) when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Voting Rights.  Holders of shares of our Class B Common Stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of our Class B Common Stock do not have cumulative voting rights in the election of directors. Holders of shares of our Class B Common Stock and Class A Common Stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except with respect to the amendment of certain provisions of our charter that would alter or change the powers, preferences or special rights of holders of our Class A Common Stock so as to affect them adversely, which amendments must be approved by holders of at least 80% of the issued and outstanding shares of our Class A Common Stock, voting as a separate class, or as otherwise required by applicable law.

Liquidation Rights.  Upon our liquidation, dissolution, distribution of assets or other winding up, holders of shares of our Class B Common Stock and Class A Common Stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and any liquidation preference of any outstanding preferred stock.

Conversion.  Each share of our Class B Common Stock will be automatically converted into a share of our Class A Common Stock upon the earlier to occur of (i) Special Stock Dividends accruing to the Maximum Accrual Amount, and (ii) the date on which a Resale Shelf Registration Statement is declared effective by the SEC and our Class A Common Stock is listed on a national securities exchange.

Other Matters.  The shares of our Class B Common Stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to our Class B Common Stock. All outstanding shares of our Class B Common Stock are fully paid and non-assessable.

Preferred Stock

Our charter provides that our board of directors is expressly authorized to provide for the issuance of shares of preferred stock in one or more series, and to fix the number of shares constituting such series, the designation of such series, the powers (including voting powers), if any, of the shares of such series, the preferences and relative, participating, optional, special or other rights, if any, of the shares of such series, and the qualifications, limitations or restrictions, if any, of the shares of such series, as shall be stated and expressed in the resolution or resolutions of our board of directors providing for the issuance of such series and as may be permitted by the DGCL.

Certain Provisions of Delaware Law and of our Charter and Bylaws

The following summary of certain provisions of the DGCL and of our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to the DGCL and our charter and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Our Board of Directors

Our charter and bylaws provide that our board of directors shall consist of not less than three nor more than 12 members, the exact number of which shall be fixed from time to time exclusively by action of our board of directors. Our bylaws provide that, unless otherwise required by applicable law and subject to the rights, if any, of holders of any series of our preferred stock, and the right of our stockholders to elect directors to newly created vacancies at our 2019 annual meeting of stockholders if certain conditions are not met under the Registration Rights Agreement, any vacancy arising through death, resignation, removal, or an increase in the number of directors constituting our board of directors may only be filled by the majority vote of the remaining directors in office, even if less than a quorum is present, or by the sole remaining director. See “—Meetings of Stockholders,” and “—Registration Rights Agreement.”

Pursuant to our bylaws, each member of our board of directors who is elected at our annual meeting of our stockholders, and each director who is elected in the interim to fill vacancies and newly created directorships, will hold office for a one (1) year term or until the next annual meeting of our stockholders, and until his or her successor is elected and qualified, or until their earlier death, resignation or removal. Pursuant to our bylaws, directors will be elected by a plurality of votes cast by the shares present in person or by proxy at a meeting of stockholders and entitled to vote thereon, a quorum being present at such meeting.

Removal of Directors

Our bylaws provide that, subject to the rights, if any, of holders of one or more classes or series of preferred stock, and unless otherwise required by applicable law, any director may be removed from office, but only for cause, and by the affirmative vote of the holders of at least a majority of the voting power of our capital stock entitled to vote generally in the election of directors. This provision, when coupled with the exclusive power of our board of directors to fill vacant directorships, precludes stockholders from removing incumbent directors except with the affirmative vote of the holders of at least a majority of the voting power of our capital stock entitled to vote generally in the election of directors and from filling the vacancies created by such removal.

Meetings of Stockholders

Pursuant to our bylaws, an annual meeting of our stockholders for the purpose of the election of directors and the transaction of any other business will be held on a date and at the time and place, if any, determined by our board of directors. Each of our directors is elected by our stockholders to serve for a one (1) year term or until the next annual meeting, and until his or her successor is duly elected and qualified, or until their earlier death, resignation or removal. In addition, the chairman of our board of directors, our chief executive officer, our president, or a majority of our board of directors may call a special meeting of our stockholders for any purpose, but business transacted at any special meeting of our stockholders shall be limited to the purposes stated in the notice of such meeting.

Elimination of Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted, unless the company’s certificate of incorporation provides otherwise. Our charter expressly eliminates the right of our stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of our stockholders.

Charter Amendments

Unless a higher vote is required by its certificate of incorporation, the affirmative vote of a majority of the outstanding stock entitled to vote is required to amend a Delaware corporation’s certificate of incorporation. However, amendments which make changes relating to the capital stock by increasing or decreasing the par value or the aggregate number of authorized shares of a class, or by altering or changing the powers, preferences or special rights of a class so as to affect them adversely, also require the affirmative vote of a majority of the outstanding shares of such class, even though such class would not otherwise have voting rights.

Pursuant to our charter, in addition to any votes required by applicable law and subject to the express rights, if any, of the holders of any series of preferred stock, the affirmative vote of the holders of at least 66  2⁄3% of the voting power of our capital stock entitled to vote generally in the election of directors shall be required to amend, alter or repeal any provision, or adopt any new or additional provision, in a manner inconsistent with our charter provisions relating to the management of our Company by our board of directors, the calling of special meetings of our stockholders, the prohibition against stockholder action by written consent, and amendment of our charter. In addition, pursuant to our charter, we reserve the right at any time and from time to time to amend, alter, change or repeal any provision contained in our charter, and any other provision authorized by Delaware law in force at such time may be added in the manner prescribed by our charter or by applicable law, and all rights, preferences and privileges conferred upon stockholders, directors or any other persons pursuant to the charter are granted subject to the foregoing reservation of rights. Notwithstanding the foregoing, no amendment, alteration or repeal to our charter provisions relating to indemnification or the exculpation of directors shall adversely affect any right or protection existing under our charter immediately prior to such amendment, modification or repeal.

Bylaw Amendments

Our board of directors has the power to alter, amend, or repeal our bylaws or adopt any new provision authorized by the laws of the State of Delaware in force at such time. Under our charter, the stockholders have the power to amend, alter or repeal our bylaws, or adopt any new provision authorized by the laws of the State of Delaware in force at such time, at a duly called meeting of the stockholders, solely with, notwithstanding any other provisions of our bylaws or any provision of law which might otherwise permit a lesser vote or no vote, the affirmative vote of at least 66  2⁄3% of the voting power of our capital stock enabled to vote thereon.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of stockholders, the proposal of any business to be considered by our stockholders at an annual meeting of stockholders (other than nominations for election to the board of directors) may be made only (i) pursuant to the notice of the meeting (or any supplement thereto) given by or at the direction of our board of directors (or any duly authorized committee thereof), (ii) otherwise properly brought before an annual meeting of stockholders by or at the direction of our board of directors (or any duly authorized committee thereof), or (iii) otherwise properly brought before an annual meeting of stockholders by a stockholder who is a stockholder of record on the date of the giving of such notice and who is entitled to vote at such meeting and who complies with the notice procedures set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the business proposal.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of persons for election to our board of directors may be made at an annual or special meeting of stockholders at which directors are to be elected only (i) pursuant to our notice of the meeting (or any supplement thereto), provided, however, that reference in our notice of meeting to the election of directors or the election of members of the board of directors shall not include or be deemed to include nominations for election to the board of directors, (ii) by or at the direction of our board of directors (or any duly authorized committee thereof), or (iii) by a stockholder who is a stockholder of record on the date of the giving of such notice and who is entitled to vote at such meeting and who complies with the notice procedures set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee.

Anti-Takeover Provisions

Our charter and bylaws and Delaware law contain provisions that may delay or prevent a transaction or a change in control of our Company that might involve a premium paid for shares of our common stock or otherwise be in the best interests of our stockholders, which could adversely affect the market price of our common stock. Certain of these provisions are described below.

Selected Provisions of our Charter and Bylaws.  Our charter and/or bylaws contain anti-takeover provisions that:

•	authorize our board of directors, without further action by the stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series, and with respect to each such series, to fix the number of shares constituting that series, the powers, rights and preferences of the shares of that series, and the qualifications, limitations and restrictions of that series;

•	require that, subject to the express rights, if any, of the holders of any series of preferred stock, actions to be taken by our stockholders may be taken only at an annual or special meeting of our stockholders and not by written consent;

•	specify that special meetings of our stockholders can be called only by the chairman of our board of directors, our chief executive officer, our president, or the majority of our board of directors;

•	provide that our bylaws may be amended by our board of directors without stockholder approval;

•	provide that, subject to the express rights, if any, of the holders of any series of preferred stock, directors may be removed from office only by the affirmative vote of the holders of at least a majority of the voting power of our capital stock entitled to vote generally in the election of directors;

•	provide that vacancies on our board of directors or newly created directorships resulting from an increase in the number of our directors may be filled only by a vote of a majority of directors then in office, even though less than a quorum;

•	provide that, subject to the express rights, if any, of the holders of any series of preferred stock, any amendment, alteration or repeal of our charter provisions, or the adoption of any new or additional provision, inconsistent with our charter provisions relating to the management of our Company by our board of directors, the calling of special meetings of our stockholders, the prohibition against stockholder action by written consent, and amendment of our charter, requires the affirmative vote of the holders of at least 66 2⁄3% of the voting power of our capital stock entitled to vote generally in the election of directors;

•	provide that the stockholders may amend, alter or repeal our bylaws, or adopt new or additional provisions of our bylaws, only with the affirmative vote of at least 66 2⁄3% of the voting power of our capital stock entitled to vote generally; and

•	establish advance notice procedures for stockholders to submit nominations of candidates for election to our board of directors and other proposals to be brought before a stockholders meeting.

Delaware Anti-Takeover Statute.  In our charter we elected to be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s voting stock or is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately before the date of determination. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Limitations on Liability, Indemnification of Directors and Officers, and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, subject to certain exceptions, by provision of the corporation’s certificate of incorporation. Our charter contains a provision eliminating the personal liability of our directors to the fullest extent permitted by the DGCL. In addition, our bylaws include provisions that require us to indemnify, to the fullest extent allowable under the DGCL, our directors and officers for monetary damages for actions taken as our director or officer, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our bylaws also provide that we must advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL.

We are also expressly authorized by the DGCL to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees for some liabilities. The limitation of liability and indemnification and advancements provisions in our charter and bylaws, respectively, may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, our charter provision eliminating the personal liability of our directors to the fullest extent permitted by the DGCL does not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s fiduciary duties, including the duty of care. The indemnification provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a derivative or direct suit, we pay the litigation costs of our directors and officers and the costs of settlement and damage awards against directors and officers pursuant to these indemnification and advancements provisions. There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification or advancement is sought.

We maintain standard policies of insurance that provide coverage (i) to our directors and officers against losses arising from claims made by reason of breach of duty or other wrongful act, and (ii) to us with respect to indemnification and advancement payments that we may make to such directors and officers.

We have entered into indemnification agreements with each of our directors and executive officers. These indemnification agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our charter and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Insofar as the above described indemnification provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we understand that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock will be available for future issuance without your approval. We may use additional shares for a variety of purposes, including future offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for our common stock.

Registration Rights Agreement

In connection with the November 2017 private offering and private placement of our Class A Common Stock, we entered into a registration rights agreement (which we refer to as the “Registration Rights Agreement”) with B. Riley FBR, Inc., as the initial purchaser and placement agent, acting for itself and for the benefit of the purchasers of our Class A Common Stock in the November 2017 private offering and private placement.

Under the Registration Rights Agreement, we agreed, at our expense, to use our commercially reasonable efforts to file with or confidentially submit to the SEC as soon as reasonably practicable following the completion of the November 2017 private offering and private placement, but in no event later than January 31, 2018, a shelf registration statement (which we refer to as the “Resale Shelf Registration Statement”) registering for resale all of the shares of our Class A Common Stock sold in the November 2017 private offering and private placement that are not sold by the selling stockholders in this offering, plus any additional shares of Class A Common Stock issued in respect thereof whether by stock dividend, stock distribution, stock split, or otherwise (which we refer to collectively as the “registrable shares”). We are obligated to use our commercially reasonable efforts to cause the Resale Shelf Registration Statement to be declared effective by the SEC under the Securities Act, and to have our Class A Common Stock listed on a national securities exchange, as promptly as practicable, but in any event no later than May 31, 2018, and to continuously maintain the effectiveness of the Resale Shelf Registration Statement under the Securities Act, subject to certain permitted blackout periods, until the first to occur of:

•	the date on which the registrable shares covered by the Resale Shelf Registration Statement have been resold in accordance with the Resale Shelf Registration Statement;

•	the date on which the registrable shares covered by the Resale Shelf Registration Statement have been sold pursuant to Rule 144 (or any successor or analogous rule) under the Securities Act;

•	the date on which the registrable shares covered by the Resale Shelf Registration Statement have been sold to us or cease to be outstanding; and

•	the first anniversary of the effective date of the Resale Shelf Registration Statement, subject to certain extension periods as applicable.

We have filed with the SEC a registration statement on Form S-1 for this offering and for the resale of the registrable shares that are not sold by the selling stockholders in this offering, and this prospectus forms a part of that registration statement, which is considered the Resale Shelf Registration Statement.

Pursuant to the Registration Rights Agreement and our charter, if (i) if the Resale Shelf Registration Statement is not filed with or confidentially submitted to the SEC by January 31, 2018, and/or (ii) the Resale Shelf Registration Statement is not declared effective by the SEC and the Class A Common Stock is not listed on a national securities exchange by May 31, 2018, dividends on shares of our Class A Common Stock (which we refer to as the “Special Stock Dividends”) will accrue at a daily rate equal to the quotient of (a) 0.05 multiplied by 21,750,000 (the aggregate number of shares of our Class A Common Stock sold and issued in the November 2017 private offering and private placement) divided by (b) 365, up to a maximum aggregate number of shares of our Class A Common Stock equal to 1,460,149 shares, and will cease accruing upon satisfaction of the foregoing conditions. 1,000,000 shares of our Class B Common Stock held by affiliates of Trive Capital, and 460,149 shares of our Class B Common Stock held by certain senior management have been deposited into an escrow account and subject to repurchase by us, at a price of $0.01 per share, and immediate cancellation in an amount corresponding to any Special Stock Dividends paid.

In addition, if a Resale Shelf Registration Statement has not been declared effective by the SEC and the Class A Common Stock has not been listed for trading on a national securities exchange by May 31, 2019, then the Registration Rights Agreement requires that our board of directors (i) take all necessary action to expand the size of our board of directors by such number of additional members such that the additional members constitute a majority of the enlarged board of directors, and (ii) include as part of the agenda for our 2019 annual meeting of stockholders the election of such number of directors as there are then vacancies on our board of directors due to the enlargement of our board of directors, unless the holders of at least eighty percent (80%) of the registrable shares have (at a duly called meeting or by written consent) waived such requirement. In such special meeting, affiliates of Trive Capital and certain of our directors and officers have agreed to vote their shares of Class B Common Stock in proportion to the holders of the registrable shares.

However, if the SEC declares the Resale Shelf Registration Statement effective and our Class A Common Stock is listed on a national securities exchange on or before May 31, 2018, then, pursuant to the Registration Rights Agreement and our charter, each share of our Class B Common Stock will automatically be converted into the right to receive one fully paid and non-assessable share of our Class A Common Stock. This conversion should be effected prior to or upon completion of this offering. In addition, the conditions that would require the accrual and payment of Special Stock Dividends, and the expansion of the size of our board of directors and the inclusion of the special election agenda item for our 2019 annual meeting of stockholders, should no longer be applicable upon completion of this offering.

All holders of the registrable shares and each of their respective direct and indirect transferees may elect to participate in this offering as selling stockholders, subject to:

•

execution of a customary underwriting agreement; completion and execution of any questionnaires, powers of attorney, indemnities, custody agreements, securities escrow agreements and other documents, including opinions of counsel, reasonably required under the terms of such underwriting agreement; and provision to us of such information as we may reasonably request in writing for inclusion in the registration statement of which this prospectus forms a part;

•	compliance with the Registration Rights Agreement;

•	cutback rights on the part of the underwriters; and

•	other conditions and limitations that may be imposed by the underwriters.

In connection with the November 2017 private offering and private placement, the selling stockholders have agreed with us not to directly or indirectly sell, offer to sell, grant any option or otherwise transfer or dispose of any shares of our Class A Common Stock (other than the shares of our Class A Common Stock the selling stockholders are selling in this offering) for 180 days after the effective date of the registration statement of which this prospectus forms a part, in the case of the selling stockholders in this offering, or 60 days after the effective date of the registration statement of which this prospectus forms a part, in the case of stockholders who are not selling shares of our Class A Common Stock in this offering. We have agreed not to waive or otherwise modify that agreement without the prior written consent of the representatives of the underwriters.

We have agreed to indemnify the selling stockholders for certain violations of federal or state securities laws in connection with any registration statement in which the selling stockholders sell their shares of our Class A Common Stock pursuant to these registration rights.

The preceding summary of certain provisions of the Registration Rights Agreement is not intended to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the Registration Rights Agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Reclassification of Common Stock

Following the completion of this offering and the conversion of all of the shares of our Class B Common Stock into shares of our Class A Common Stock, we intend to seek stockholder approval to reclassify our common stock into one class, such that there will no longer be any Class B Common Stock, and our Class A Common Stock will be reclassified as the sole class of our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon the completion of this offering, as a result of:

•	the issuance of shares of our Class A Common Stock in this offering, and

•	the issuance of 3,864,626 shares of our Class A Common Stock in connection with the automatic conversion of the same number of shares of our Class B Common Stock (representing all the shares of Class B Common Stock that are outstanding immediately prior to this offering), upon the registration statement of which this prospectus forms a part being declared effective by the SEC and the shares of our Class A Common Stock being listed on the NASDAQ Global Select Market by May 31, 2018,

we expect that there will be                  shares of our Class A Common Stock issued and outstanding (                shares if the underwriters exercise in full their option to purchase                  additional shares of our Class A Common Stock in this offering).

Of the total number of shares of our Class A Common stock to be issued and outstanding upon completion of this offering:

•	shares are being offered and sold in this offering ( shares if the underwriters exercise in full their option to purchase additional shares in this offering). These shares will be freely transferable without restriction or further registration under the Securities Act, except that any shares held or acquired by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, will be subject to the volume limitations and other restrictions of Rule 144 described below;

•	shares will be registered for resale on a continuous basis pursuant to the selling stockholders resale prospectus that is a part of the registration statement of which this prospectus also forms a part. These shares will be freely transferable without restriction or further registration under the Securities Act, except that any shares subsequently acquired by our affiliates will be subject to the volume limitations and other restrictions of Rule 144 described below. In addition, these shares are subject to lock-up provisions for 60 days after the date of this prospectus (or 180 days after the date of this prospectus in the case of any such shares held by a selling stockholder or any of our directors or officers); and

•	the remaining 3,864,626 shares have not been registered and may be “restricted” securities within the meaning of Rule 144 under the Securities Act. These shares may not be sold unless they are registered under the Securities Act, the restrictions under Rule 144 have lapsed, or another exemption from registration is available. In addition, these shares are subject to lock-up agreements for 60 days after the date of this prospectus (or for 180 days after the date of this prospectus in the case of any such shares held by any of our directors or officers).

Prior to this offering, there has been no public market for shares of our common stock. Although we intend to apply to list the shares of our Class A Common Stock on the NASDAQ Global Select Market under the symbol “SIC,” an active trading market for our Class A Common Stock may never develop or, if one develops, it may not be sustained following this offering. No assurance can be given as to the likelihood that an active trading market for our Class A Common Stock will develop, the liquidity of any such market, the ability of our stockholders to sell their shares, or the prices that our stockholders may obtain for any of their shares. No prediction can be made as to the effect, if any, that future sales of shares of our Class A Common Stock, or the availability of shares of our Class A Common Stock for future sale, will have on prevailing market prices from time to time. Sales of substantial amounts of our Class A Common Stock, or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A Common Stock. See “Risk Factors—Risks Related to this Offering and Ownership of our Class A Common Stock.”

Rule 144

After the completion of this offering, 3,864,626 shares of our outstanding Class A Common Stock will be “restricted” securities under the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

In general, under Rule 144 as currently in effect, beginning 90 days after the completion of this offering, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned shares considered to be restricted securities under Rule 144 for at least six months (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

An affiliate of ours who has beneficially owned shares of our common stock for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before such sale and have filed all required reports during that time period. Such sales by affiliates are also subject to other provisions and requirements of Rule 144 relating to manner of sale, notice, and the availability of current public information about us. To the extent that an affiliate sells shares of our common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from such affiliate.

2017 Incentive Compensation Plan

We have adopted an equity incentive plan. The number of shares of our common stock subject to awards that may be issued under our 2017 Incentive Compensation Plan is 2,561,463.

We have previously granted an aggregate of 358,451 shares of restricted stock to certain of our directors and our named executive officers, and phantom stock awards with respect to 354,285 shares of common stock to a director and our named executive officers, under our 2017 Incentive Compensation Plan. We currently have an aggregate of 1,848,727 shares of our common stock reserved for awards that may be granted in the future under our 2017 Incentive Compensation Plan. For a description of our 2017 Incentive Compensation Plan, see “Executive and Director Compensation—2017 Incentive Compensation Plan.”

Subsequent to the effectiveness of the registration statement of which this prospectus forms a part, we intend to file a registration statement on Form S-8 to register the total number of shares of our common stock that may be issued under our 2017 Incentive Compensation Plan, including the shares of restricted stock previously granted to our directors and executive officers.

Lock-Up Periods

For a description of certain lock-up periods, see “Description of Capital Stock—Registration Rights Agreement” and “Underwriting.”

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of U.S. federal income tax considerations generally applicable to non-U.S. holders (as defined below) with respect to the ownership and disposition of our Class A Common Stock. This summary applies only to non-U.S. holders who purchase our Class A Common Stock in this offering and hold our Class A Common Stock as a capital asset (generally, property held for investment purposes). This summary does not address all aspects of U.S. federal income taxation that may be relevant to particular non-U.S. holders in light of their individual circumstances or the U.S. federal income tax consequences applicable to non-U.S. holders that are subject to special rules, such as controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, banks or other financial institutions, insurance companies, tax-exempt organizations (including private foundations), U.S. expatriates, broker-dealers and traders in securities or currencies, non-U.S. holders that hold common stock as part of a “straddle,” “hedge,” “conversion transaction” or other integrated investment.

This summary is based on provisions of the Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change or differing interpretation, possibly on a retroactive basis. The summary does not describe any U.S. state, local or non-U.S. income or other tax consequences (including estate, gift and Medicare contribution tax consequences) of owning and disposing of our Class A Common Stock.

For purposes of this summary, the term “non-U.S. holder” means a beneficial owner of our Class A Common Stock that is, for U.S. federal income tax purposes, neither a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) nor any of the following:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (a) a United States court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A Common Stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Common Stock, and partners in such partnerships, should consult their tax advisers as to the U.S. federal income tax consequences applicable to them in their particular circumstances.

EACH NON-U.S. HOLDER IS URGED TO CONSULT ITS TAX ADVISER REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK.

Distributions on our Class A Common Stock

Distributions on our Class A Common Stock generally will be treated as dividends to the extent paid from our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a return of capital to the extent of a non-U.S. holder’s adjusted tax basis in our Class A Common Stock and thereafter as capital gain from the sale or exchange of such Class A Common Stock, subject to the tax treatment described below in “—Sale, Exchange or Other Taxable Disposition of our Class A Common Stock.” Generally, the gross amount of dividends paid to a non-U.S. holder with respect to our Class A Common Stock will be subject to withholding of U.S. federal income tax at a rate of 30%, or at a lower rate if an applicable income tax treaty so provides and we (or our agent) have received proper certification as to the application of that treaty.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, are attributable to a U.S. permanent establishment of the non-U.S. holder) are generally subject to U.S. federal income tax on a net income basis and are exempt from the 30% withholding tax described above (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% (or lower applicable treaty rate).

To claim the benefit of an applicable tax treaty or an exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder generally will be required to provide a properly executed Internal Revenue Service (which we refer to as “IRS”) Form W-8BEN or W-8BEN-E (if the holder is claiming the benefits of an income tax treaty) or IRS Form W-8ECI (for income effectively connected with a trade or business in the United States) or other suitable form. If you are a non-U.S. holder, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisers regarding their entitlement to benefits under an applicable income tax treaty and the specific manner of claiming the benefits of the treaty.

Sale, Exchange or Other Taxable Disposition of our Class A Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax with respect to gain on the sale, exchange or other taxable disposition of our Class A Common Stock unless (i) the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder), (ii) in the case of a non-U.S. holder that is a non-resident alien individual, such non-U.S. holder is present in the United States for 183 or more days in the taxable year of disposition and certain other requirements are met, or (iii) we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of such sale, exchange, or other taxable disposition or the period that such non-U.S. holder held our Class A Common Stock and either (a) our Class A Common Stock was not treated as regularly traded on an established securities market at any time during the calendar year in which the sale, exchange or other taxable disposition occurs, or (b) such non-U.S. holder owns or owned (actually or constructively) more than five percent of our Class A Common Stock at any time during the shorter of the two periods mentioned above. We believe that we are not currently a U.S. real property holding corporation; however, there can be no assurance that we will not become a U.S. real property holding corporation in the future.

If gain or loss is effectively connected with a non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder), the non-U.S. holder will be subject to U.S. federal income tax on the disposition of our Class A Common Stock on a net income basis in the same manner in which citizens or residents of the United States would be subject to U.S. federal income tax. In the case of a non-U.S. holder that is a foreign corporation, such gain may also be subject to an additional branch profits tax at a rate of 30% (or a lower applicable treaty rate). If a non-U.S. holder is an individual that is present in the United States for 183 or more days in the taxable year of disposition and certain other requirements are met, the non-U.S. holder generally will be subject to a flat income tax at a rate of 30% (or lower applicable treaty rate) on any capital gain recognized on the disposition of our Class A Common Stock, which may be offset by certain U.S. source capital losses.

Information Reporting and Backup Withholding

You generally will be required to comply with certain certification procedures to establish that you are not a U.S. person in order to avoid backup withholding with respect to dividends or the proceeds of a sale, exchange or other taxable disposition of Class A Common Stock. In addition, we are required to annually report to the IRS and you the amount of any dividends paid to you, regardless of whether we actually withheld any tax. Copies of the information returns reporting such dividends and the amount withheld may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against your U.S. federal income tax liability, provided that certain required information is provided on a timely basis to the IRS.

Foreign Account Tax Compliance Act

Withholding at a rate of 30% generally will be required in certain circumstances on dividends in respect of, and, after December 31, 2018, gross proceeds from the sale or other disposition of, shares of our Class A Common Stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, or accounts maintained by, the institution that are owned by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our Class A Common Stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and after December 31, 2018, gross proceeds from the sale or other disposition of, our Class A Common Stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions generally will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us or our paying agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the U.S. Department of the Treasury. Prospective investors should consult their tax advisers regarding the possible implications of these rules on their investment in our Class A Common Stock.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2018, the underwriters named below, for whom B. Riley FBR, Inc. and                      are acting as representatives (which we refer to as the “Representatives”), have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares of Class A Common Stock indicated below:

Name	Number of Shares
B. Riley FBR, Inc.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A Common Stock in the offering if any are purchased, other than those shares covered by the option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted the underwriters a 30-day option to purchase up to an additional              shares of our Class A Common Stock at the initial public offering price less the underwriting discounts and commissions. The option may be exercised to cover any over-allotments of Class A Common Stock, if any.

Prior to this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between us and the Representatives. The factors that were considered in these negotiations were:

•	the history of, and prospects for, us and the industry in which we compete;

•	our past and present financial performance;

•	an assessment of our management;

•	the present state of our development;

•	the prospects for our future earnings;

•	the prevailing conditions of the applicable United States securities market at the time of this offering; and

•	market valuations of publicly traded companies that we and the Representatives believe to be comparable to us.

The underwriters propose to offer the shares of Class A Common Stock initially at the initial public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial offering of the shares of Class A Common Stock, the underwriters may change the initial public offering price and concession and discount to broker/dealers. The offering of the shares of our Class A Common Stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Commissions and Expenses

The following table summarizes the compensation and estimated expenses that we and the selling stockholders will pay:

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Underwriting discounts and commissions to be paid by the selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of this offering that are payable by us are estimated to be approximately $             million (excluding underwriting discounts and commissions).

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares offered by them.

We intend to apply to list our shares on the NASDAQ Global Select Market under the symbol “SIC.”

Lock-Up Agreements

Our directors and executive officers, the selling stockholders, and certain of our significant stockholders have agreed in connection with this offering that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our Class A Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of B. Riley FBR, Inc. for a period of 180 days after the date of this prospectus.

B. Riley FBR, Inc., in its sole discretion, may release the Class A Common Stock and other securities subject to the lock-up agreements entered into in connection with this offering and described above in whole or in part at any time. When determining whether or not to release the Class A Common Stock and other securities from such lock-up agreements, B. Riley FBR, Inc. may consider, among other factors, the holder’s reasons for requesting the release and the number of shares of Class A Common Stock or other securities for which the release is being requested.

Additionally, in connection with this offering, all of the holders of our Class A Common Stock purchased in the November 2017 private offering and private placement have agreed with us, to the extent requested by us or the lead managing underwriter(s), not to directly or indirectly sell, offer to sell, grant any option or otherwise transfer or dispose of our common stock for 180 days, in the case of the holders that are the selling stockholders in this offering, and 60 days, in the case of the holders who are not selling stock in this offering, in each case after the effective date of the registration statement of which this prospectus forms a part.

B. Riley FBR, Inc. in its sole discretion, may release the Class A Common Stock and other securities subject to the lock-up agreements entered into in connection with the November 2017 private offering and private placement and described above in whole or in part at any time. When determining whether or not to release the Class A Common Stock and other securities from such lock-up agreements, B. Riley FBR, Inc. may consider, among other factors, the holder’s reasons for requesting the release and the number of shares of Class A Common Stock or other securities for which the release is being requested.

Notices

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and for our affiliates in the ordinary course of business for which they have received and would receive customary compensation.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investments and securities activities may involve long or short positions in securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

B. Riley FBR, Inc. was the sole initial purchaser and placement agent for the November 2017 private offering and private placement, for which it was paid customary fees. B. Riley FBR, Inc. may in the future provide us and our affiliates with investment banking and financial advisory services for which B. Riley FBR, Inc. may in the future receive customary fees.

Stabilization

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the Class A Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the Representative to reclaim a selling concession from a syndicate member when the Class A Common Stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the Class A Common Stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our Class A Common Stock until the time, if any, at which a stabilizing bid is made.

•	These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A Common Stock or preventing or retarding a decline in the market price of the Class A Common Stock. As a result the price of our Class A Common Stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The Representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the Representatives to the underwriters that may make Internet distributions on the same basis as other allocations.

Pricing of the Offering

Prior to this offering, there has been no public market for our shares. The initial public offering price will be determined by negotiations between us and the Representatives. Among the factors that will be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors.

We cannot assure you that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to and is only directed at persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, and/or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom who is not a relevant person should not act or rely on this document or any of its contents.

Each underwriter has represented, warranted and agreed that:

(A)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) received by it in connection with the issue or sale of the Shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(B)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Germany

Any offer or solicitation of securities within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz — WpPG). The offer and solicitation of securities to the public in Germany requires the publication of a prospectus that has to be filed with and approved by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht— BaFin). This prospectus has not been and will not be submitted for filing and approval to the BaFin and, consequently, will not be published. Therefore, this prospectus does not constitute a public offer under the German Securities Prospectus Act (Wertpapierprospektgesetz). This prospectus and any other document relating to our common stock, as well as any information contained therein, must therefore not be supplied to the public in Germany or used in connection with any offer for subscription of our common stock to the public in Germany, any public marketing of our common stock or any public solicitation for offers to subscribe for or otherwise acquire our common stock. This prospectus and other offering materials relating to the offer of our common stock are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

LEGAL MATTERS

The validity of the shares of Class A Common Stock offered hereby will be passed upon for us by Greenberg Traurig, LLP, Los Angeles, California. Nelson Mullins Riley & Scarborough LLP, Washington, D.C., is acting as counsel to the underwriters in connection with the offering.

CHANGE IN ACCOUNTANTS

On October 31, 2017, we dismissed Macias Gini & O’Connell LLP, as the independent auditor of TCFI LARK LLC and TCFI G&M LLC, our primary operating subsidiaries, with respect to the combined consolidated financial statements of TCFI LARK LLC and TCFI G&M LLC as of and for the year ended December 31, 2015. This dismissal has been ratified by the audit committee of our board of directors.

The combined consolidated financial statements of TCFI LARK LLC and TCFI G&M LLC as of and for the year ended December 31, 2015 were audited by Macias Gini & O’Connell LLP, and its report on such financial statements did not contain any adverse opinion or disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope or accounting principles. During the years ended December 31, 2016 and 2015, and the subsequent interim period through October 31, 2017, (i) there were no disagreements with Macias Gini & O’Connell LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Macias Gini & O’Connell LLP, would have caused them to make reference to the subject matter of the disagreements in connection with their report on the financial statements for such year, and (ii) there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

On October 10, 2017, we engaged Grant Thornton LLP as our independent registered public accounting firm, which engagement has been ratified by the audit committee of our board of directors. The combined consolidated financial statements of TCFI LARK LLC and TCFI G&M LLC as of and for the year ended December 31, 2016 were audited by Grant Thornton LLP, and Grant Thornton LLP is engaged to audit our Company’s consolidated financial statements as of and for the years ended December 31, 2017 and 2016. During the years ended December 31, 2016 and 2015, and the subsequent interim period through October 10, 2017, we did not consult with Grant Thornton LLP on any matters regarding the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements, or any other matter that was the subject of a disagreement (as such term is used in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as such term is used in Item 304(a)(1)(v) of Regulation S-K).

EXPERTS

The audited combined consolidated financial statements of TCFI LARK LLC and TCFI G&M LLC as of December 31, 2016 and for the year then ended included in this prospectus have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

The financial statements of Pental Granite & Marble, Inc. as of December 31, 2016 and 2015, and for the years then ended, included in this prospectus have been so included in reliance on the report of Moss Adams LLP, independent auditors, given upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of our Class A Common Stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. Some items included in the registration statement are omitted from the prospectus in accordance with the rules and regulations of the SEC. For further information about us and our Class A Common Stock offered by this prospectus, we refer you to the registration statement, including all amendments, supplements, exhibits, and schedules thereto. Statements contained in this prospectus regarding the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see a copy of such contract or document that has been filed. Each statement in this prospectus relating to a contract or document that is filed as an exhibit to the registration statement is qualified in all respects by reference to the full text of such contract or document filed as an exhibit to the registration statement.

You may read, without charge, and copy, at prescribed rates, all or any portion of the registration statement and the accompanying exhibits, or any other statements, reports, documents or information we file with or furnish to the SEC, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. In addition, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You can review the registration statement, as well as our future SEC filings, by accessing the SEC’s website at www.sec.gov.

Upon the completion of this offering, we will be subject to the information and periodic reporting requirements of the Exchange Act, applicable to a company with securities registered pursuant to Section 12 of the Exchange Act. In accordance therewith, we will file annual, quarterly and current reports, proxy statements, and other information with the SEC. All documents filed with the SEC are available for inspection and copying at the Public Reference Room and internet site of the SEC referred to above. We maintain a website at www.www.selectinteriorconcepts.com. After the consummation of this offering, you may access our periodic reports, proxy statements and other information free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF TCFI LARK LLC

AND TCFI G&M LLC

Audited Combined Consolidated Financial Statements for the Year Ended December 31, 2016

Report of Independent Registered Public Accounting Firm	F-2

Combined Consolidated Balance Sheet at December 31, 2016	F-3

Combined Consolidated Statement of Operations for the Year Ended December 31, 2016	F-4

Combined Consolidated Statement of Changes in Members’ Equity for the Year Ended December 31, 2016	F-5

Combined Consolidated Statement of Cash Flows for the Year Ended December 31, 2016	F-6

Notes to Combined Consolidated Financial Statements (December 31, 2016)	F-7

PENTAL GRANITE & MARBLE, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF SELECT INTERIOR CONCEPTS, INC.

Unaudited Pro Forma Condensed Consolidated Financial Statements for the Year Ended December 31, 2017

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2017	F-43

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements	F-44

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members

TCFI G&M, LLC and TCFI LARK, LLC

We have audited the accompanying combined consolidated balance sheet of TCFI G&M, LLC (G&M), a Delaware limited liability corporation and subsidiaries, and of TCFI LARK, LLC (LARK), a Delaware limited liability corporation and subsidiary (collectively, the “Company”), as of December 31, 2016, and the related combined consolidated statement of income, changes in members’ equity, and cash flows for the year ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined consolidated financial statements referred to above present fairly, in all material respects, the financial position of TCFI G&M, LLC and subsidiaries and TCFI LARK, LLC and subsidiary as of December 31, 2016, and the results of their operations and cash flows for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Los Angeles, California

January 30, 2018

TCFI G&M, LLC AND SUBSIDIARIES AND TCFI LARK, LLC AND SUBSIDIARY

COMBINED CONSOLIDATED BALANCE SHEET

At December 31, 2016
Assets

Current assets
Cash	$4.726,895
Accounts receivable, net	27,904,470
Inventory	31,653,513
Prepaid expenses and other current assets	847,793

Total current assets	65,132,671
Property and equipment, net	8,896,557
Goodwill	30,552,928
Intangible assets, net	31,055,740
Other assets	869,319

Total assets	$136,507,215

Liabilities and Members’ Equity

Current liabilities
Current portion of long-term debt, net of financing fees	$5,340,167
Accounts payable	20,988,281
Accrued expenses and other current liabilities	6,416,922
Income taxes payable	886,075
Customer deposits	3,114,731

Total current liabilities	36,746,176
Long-term debt, net of current portion and financing fees	43,572,826
Line of credit	11,027,060
Deferred tax liabilities, net	5,420,161

Total liabilities	96,766,223

Commitments and contingencies

Members’ equity	39,740,992

Total liabilities and members’ equity	$136,507,215

See accompanying notes to Combined Consolidated financial statements.

TCFI G&M, LLC AND SUBSIDIARIES AND TCFI LARK, LLC AND SUBSIDIARY

COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2016
Revenues	$234,077,020
Cost of revenues	167,247,264

Gross profit	66,829,756
Operating expenses
General and administrative	41,215,429
Selling and marketing	11,189,286

Total operating expenses	52,404,715
Income from operations	14,425,041
Other (income) expense:
Interest expense	4,735,707
Other expense, net	514

Total other expense, net	4,736,221
Income before provision for income taxes	9,688,820
Provision for income taxes	2,634,131

Net income	$7,054,689

See accompanying notes to Combined Consolidated financial statements.

TCFI G&M, LLC AND SUBSIDIARIES AND TCFI LARK, LLC AND SUBSIDIARY

COMBINED CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ EQUITY

Balance at January 1, 2016	$20,410,823
Contributions from members	12,538,305
Distributions to members	(262,825)
Net income	7,054,689

Balance at December 31, 2016	$39,740,992

See accompanying notes to Combined Consolidated financial statements.

TCFI G&M, LLC AND SUBSIDIARIES AND TCFI LARK, LLC AND SUBSIDIARY

COMBINED CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2016
Operating Activities
Net income	$7,054,689
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,186,936
Deferred benefit from income taxes	(1,896,001)
Amortized interest on deferred debt issuance costs	272,996
Decrease in allowance for doubtful accounts	(101,338)
Loss on disposal of property and equipment	1,234
Changes in operating assets and liabilities:
Accounts receivable	3,347,778
Prepaid expenses and other current assets	591,803
Related party receivable	44,057
Inventory	(4,344,848)
Other assets	(248,419)
Accounts payable	(410,337)
Accrued expenses and other current liabilities	1,275,251
Income taxes payable	504,521
Customer deposit	261,556
Contingent liability	—

Net cash provided by operating activities	$15,539,878

Cash flows from investing activities
Purchase of property and equipment	$(3,477,108)
Proceeds from disposal of property and equipment	30,394
Acquisition of Bermuda Import-Export, Inc., net of cash acquired	(11,340,000)

Net cash used in investing activities	$(14,786,714)

Cash flows from financing activities
Distributions to members	$(262,825)
Contributions from members	12,538,305
Payments on line of credit, net	(7,901,774)
Payments on Notes Payable	(717,160)
Principal payments on Long-term debt	(2,003,120)

Net cash provided by financing activities	$1,653,426

Net increase in cash	$2,406,590

Cash, beginning of period	$2,320,305
Cash, end of period	$4,726,895

Supplemental disclosures of cash flow information
Cash paid for interest	$4,493,321
Cash paid for income taxes	$4,402,500
Supplemental disclosures of non-cash investing and financing activities
Acquisition of Bermuda Import-Export, Inc. credit deposits	$330,000
Acquisition of PT Tile Holdings, LP, measurement period adjustment	$140,442
Acquisition of equipment and vehicles with long-term debt	$510,874

See accompanying notes to Combined Consolidated financial statements.

TCFI G&M, LLC AND SUBSIDIARIES AND TCFI LARK, LLC AND SUBSIDIARY

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

1. Organization and Business Description

Organization and nature of Operations

These financial statements reflect the combined consolidated operations of TCFI LARK, LLC and its subsidiary (“LARK”) and TCFI G&M LLC and its subsidiary (“G&M”), (collectively, the “Company”).

LARK is a limited liability company formed in the state of Delaware on July 9, 2014. LARK serves as the holding company for its wholly owned subsidiary L.A.R.K. Industries, Inc. dba Residential Design Services (“RDS”), which it acquired on September 3, 2014. RDS was formed in 1988 and is a leading provider of interior surface solutions for residential and commercial builders. RDS’s services primarily include design and installation services for flooring, finished carpentry, and other building options. On February 24, 2015, LARK acquired certain assets and liabilities of PT Tile Holdings, L.P. LARK to expand its services. PT Tile was fully integrated into the operations of RDS. RDS’s headquarters are in Anaheim, California, and has showrooms and warehouses across California and Nevada.

G&M is a limited liability company formed in the state of Delaware on May 26, 2015. On June 23, 2015, G&M acquired certain assets and liabilities of Architectural Granite & Marble, Ltd., (“AG&M) d/b/a Architectural Surfaces Group (“ASG”), a limited partnership incorporated in the state of Texas, which sells granite and marble imported from Asia, Europe, and South America to builders and suppliers. There were no substantive operations for G&M prior to June 23, 2015. On July 21, 2016, G&M acquired certain assets and liabilities from Bermuda Import-Export, Inc. d/b/a Modul Marble & Granite (“Modul”). G&M has its headquarters in Spicewood, Texas and sales offices and showrooms in Spicewood and San Antonio, Texas; Nashville, Tennessee; Raleigh, North Carolina; Oklahoma City, Oklahoma; Anaheim and Sun Valley, California.

2. Summary of Significant Accounting Policies

Basis of Presentation and Restated Combination

The accompanying Combined Consolidated financial statements include the accounts of LARK and G&M, and their wholly owned subsidiaries, and are presented using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All significant intercompany accounts and transactions have been eliminated in combination. References to the “ASC” hereafter refer to the Accounting Standards Codification established by the Financial Accounting Standards Board (“FASB”) as the source of authoritative U.S. GAAP.

In the past, LARK financials have been issued with a fiscal year end of February 28. In 2017, LARK changed its fiscal year end from February to December. Twelve months ending December 31, 2016, appropriately reflecting the fiscal year change, are presented in these financial statements.

Use of Estimates

The preparation of Combined Consolidated Financial Statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingencies at the date of the Combined Consolidated Financial Statements and the reported revenues and expenses. Actual results may vary materially from the estimates that were used. The Company’s significant accounting estimates include the determination of allowances for doubtful accounts, the lives and methods for recording depreciation and amortization on property and equipment, the fair value of reporting units and indefinite life intangible assets, deferred income taxes and the purchase price allocations used in the Company’s acquisitions.

TCFI G&M, LLC AND SUBSIDIARIES AND TCFI LARK, LLC AND SUBSIDIARY

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

2. Summary of Significant Accounting Policies (Continued)

Fair Value Measurement

ASC 820-10 requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet for which it is practicable to estimate fair value. ASC 820-10 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

The three levels of the fair value hierarchy are as follows:

Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2—Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3—Valuations based on inputs that are unobservable, supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The level of the fair value hierarchy in which the fair value measurement falls is determined by the lowest level input that is significant to the fair value measurement.

At December 31, 2016, the carrying value of the Company’s cash and cash equivalents, accounts receivable, accounts payable, and short-term obligations approximate their respective fair values because of the short maturities of these instruments. The recorded values of the line of credit and notes payable approximate their fair values, as interest rates approximate market rates. Cash equivalents are measured at fair value on a recurring basis and are categorized as Level 1 based on quoted prices in active markets. The Company recognizes transfers between levels at the end of the reporting period as if the transfers occurred on the last day of the reporting period. There were no transfers during 2016.

Accounts Receivable

Accounts receivable are recorded at net realizable value. The Company continually assesses the collectability of outstanding customer invoices; and if deemed necessary, maintains an allowance for estimated losses resulting from the non-collection of customer receivables. In estimating this allowance, the Company considers factors such as: historical collection experience, a customer’s current creditworthiness, customer concentrations, age of the receivable balance both individually and in the aggregate and general economic conditions that may affect a customer’s ability to pay. Actual customer collections could differ from the Company’s estimates. At December 31, 2016 the Company’s allowance for uncollectible accounts was $271,077.

Inventory

Inventory consists of stone slabs, tile and sinks, and includes the costs to acquire the inventories and bring them to their existing location and condition. Inventory also includes flooring, doors and trim, glass, and countertops, which have not yet been installed, as well as labor and related costs for installations in process. Inventory is valued at the lower of cost (using the specific identification and first-in, first-out methods) or market. The Company periodically reviews its inventory to identify slow-moving items and will write down the carrying value of such inventory when necessary. As of December 31, 2016 there was no reserve recorded for obsolete or slow-moving inventory.

TCFI G&M, LLC AND SUBSIDIARIES AND TCFI LARK, LLC AND SUBSIDIARY

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

2. Summary of Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment are stated at cost net of accumulated depreciation and amortization. Depreciation and amortization are provided for on a straight-line basis over the estimated useful lives of the related assets as follows:

Machinery and equipment	7 years
Vehicles	3-5 years
Furniture and fixtures	3-7 years
Computer and office equipment	3-5 years
Leasehold improvements	Shorter of 15 years or the remaining lease term

Intangible Assets

The Company’s intangible assets consist of customer relationships and trade names. The Company considers all its intangible assets to have definite lives and are being amortized on the straight-line method over the estimated useful lives of the respective assets or on an accelerated basis based on the expected cash flows generated by the existing customers as follows:

Trade names	3-11 years
Customer relationships	1-10 years

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets, such as property and equipment and intangible assets, whenever events or changes in circumstances occur that indicate the carrying value of the asset or asset group may not be recoverable, or at least annually. The assessment for possible impairment is based on the Company’s ability to recover the carrying value of the asset or asset group from the expected future undiscounted cash flows of the related operations. If the aggregate of these cash flows is less than the carrying value of such assets, an impairment loss is recognized for the difference between the estimated fair value and the carrying value. The measurement of impairment requires management to estimate future cash flows and the fair value of long-lived assets. There were no impairment losses on long-lived assets for the year ended December 31, 2016.

Goodwill

Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying identifiable net tangible and intangible assets acquired. LARK recorded an additional $140,442 of goodwill in 2016 as an adjustment to PT Tile goodwill, an acquisition which occurred in February of 2015. During the year ended December 31, 2016, G&M recorded goodwill of $3,958,659 related to the acquisition Modul.

Goodwill is not amortized, but is subject to an annual impairment test. The Company tests for impairment of goodwill annually on December 31 or more frequently if events or changes in circumstances indicate that the goodwill may be impaired.

Events or changes in circumstances which could trigger an impairment review include a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated

TCFI G&M, LLC AND SUBSIDIARIES AND TCFI LARK, LLC AND SUBSIDIARY

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

2. Summary of Significant Accounting Policies (Continued)

competition, a loss of key personnel, significant changes in the manner of the Company’s use of the acquired assets or the strategy for the Company’s overall business, significant negative industry or economic trends, or significant underperformance relative to expected historical or projected future results of operations.

The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then additional impairment testing is not required. However, if an entity concludes otherwise, then it is required to perform the first of a two-step impairment test.

The first step involves comparing the estimated fair value of a reporting unit with its respective book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. If, however, the fair value of the reporting unit is less than book value, then a second step is required which requires the carrying amount of the goodwill be compared with its implied fair value. The estimate of implied fair value of goodwill may require valuations of certain internally generated and unrecognized intangible and tangible net assets. If the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

The Company has identified LARK and G&M each as a reporting unit presented on the Combined Consolidated Financial Statements. Independent analysis of the events and circumstances of each reporting unit resulted in the determination that the fair value of each reporting unit is not less than its carrying amount. Additional impairment testing was not required.

There were no impairment charges related to goodwill for the year ended December 31, 2016.

Debt Issuance Costs

Debt issuance costs related to a recognized debt liability are deferred and amortized over the related term of the debt as interest expense and are presented on the Combined Consolidated balance sheets as a direct deduction from the carrying amount of the related debt liability. Debt issuance costs are amortized using the effective interest method or on a straight-line basis when it approximates the effective interest method.

Sales Tax

The Company’s policy is to present taxes collected from customers and remitted to governmental authorities on a net basis. The Company records the amounts collected as a current liability and relieves such liability upon remittance to the taxing authority without impacting revenues or expenses.

Warranty Obligations

The Company offers standard supplier-specific product warranties to its customers. In estimating future warranty obligations, the Company considers various relevant factors, including its warranty policies and practices and those of its suppliers, the historical frequency of claims, the cost to replace products under warranty, and the amounts expected to be reimbursed by suppliers. On certain products, customer warranty claims are covered directly by the manufacturer of the product. Management estimates its warranty obligation at December 31, 2016 to be minimal, and therefore, the Company has not recorded a provision for accrued warranty costs.

TCFI G&M, LLC AND SUBSIDIARIES AND TCFI LARK, LLC AND SUBSIDIARY

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

2. Summary of Significant Accounting Policies (Continued)

Operating Leases

The Company accounts for rent expense for its operating leases on a straight-line basis in accordance with authoritative guidance on accounting for leases. The Company leases its corporate, administrative, retail and manufacturing facilities over terms expiring between 2016 and 2028. The term of the lease is considered its initial obligation period, which does not include option periods. The leases may have renewal clauses exercisable at the option of the Company and contain rent holidays and/or rent escalation clauses. The Company includes scheduled rent holidays and rent escalation clauses for the purposes of recognizing straight-line rent over the lease term.

Revenue Recognition

The Company’s revenue derived from the sale of imported granite, marble, and related items is recognized when persuasive evidence of an agreement exists through a purchase order or signed contract detailing the quantity and price, delivery per the agreement has been made, and collectability is reasonably assured.

The Company’s contracts with its home-builder customers are generally treated as short-term contracts for accounting purposes. These contracts will generally range in length from several days to several weeks. The Company accounts for these contracts under the completed contract method of accounting and will recognize revenue and cost of revenues when the contract is complete and performance has been delivered.

The Company’s contracts related to multifamily projects are treated as long-term contacts for accounting purposes. Accordingly, the Company recognizes revenue using the percentage-of-completion method of accounting. For the year ended December 31, 2016, multifamily projects accounted for approximately 4% of the Company’s combined revenues. At December 31, 2016, the under billings (revenues in excess of billings) on multifamily projects in progress were not significant.

Cost of Revenues

LARK’s cost of revenues is comprised of the costs of materials and labor to purchase and install products for our customers.

G&M’s cost of revenues primarily consists of purchased materials, sourcing fees for inventory procurement, and freight costs.

LARK’s and G&M’s cost of revenues also includes payroll taxes and benefits, workers’ compensation insurance, vehicle-related expenses and overhead costs including rent, depreciation, utilities, property taxes, repairs and maintenance costs.

Advertising

The Company expenses advertising costs as incurred. Advertising expense for the year ended December 31, 2016 totaled $380,375.

Income Taxes

LARK

LARK was formed as a limited liability company pursuant to the provisions of the State of Delaware. The members separately account for their share of LARK’s income, deductions, and losses on their income tax

TCFI G&M, LLC AND SUBSIDIARIES AND TCFI LARK, LLC AND SUBSIDIARY

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

2. Summary of Significant Accounting Policies (Continued)

returns. Accordingly, for LARK there is no provision for federal income taxes. Member income and losses for tax purposes may differ from the financial statement amounts and may be allocated to the members on a different basis for tax purposes than for financial statement purposes. The members’ equity balances as reflected in the accompanying Combined Consolidated financial statements do not necessarily represent the members’ tax basis of their respective interests. The State of California requires LARK to pay a limited liability company minimum tax of $800 per year, plus a fee based on total revenues up to a maximum of $11,790.

For income tax reporting purposes, RDS is taxed as C Corporation under the Internal Revenue Code. RDS provides for income taxes under the asset/liability method. Deferred income taxes are recognized on the balance sheets for the tax consequences in future years of the differences between the tax basis of assets and liabilities and their financial reporting amounts at year-end, based upon enacted laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is applied against any net deferred tax asset if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

ASU 740, Accounting for Uncertainty in Income Taxes, clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. Interpretations and guidance surrounding income tax laws and regulations change over time. RDS accounts for uncertain tax positions by making subjective assumptions and judgments regarding its income tax exposures. As such, changes in RDS’s subjective assumptions and judgments can materially affect amounts recognized on the Combined Consolidated Balance Sheet and the Combined Consolidated Statement of operations.

RDS’s policy is to recognize interest and/or penalties related to all tax positions as income tax expense. To the extent that accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made. No interest or penalties were accrued as of December 31, 2016.

RDS’s federal income tax returns for 2014 -2016 are open to review and state income tax returns for 2012-2016 tax years are open to review. RDS is currently under IRS audit on the return for the period March, 2014 to February, 2015 and an accrued liability of $200,000 is reflected on the Combined Consolidated Balance Sheet in anticipation of a potential assessment.

G&M

G&M was formed as a limited liability company pursuant to the provisions of the State of Delaware. The members separately account for their share of G&M’s income, deductions, and losses on their income tax returns. Accordingly, for G&M there is no provision for federal income taxes. Member income and losses for tax purposes may differ from the financial statement amounts and may be allocated to the members on a different basis for tax purposes than for financial statement purposes. The members’ equity balances as reflected in the accompanying Combined Consolidated Financial Statements do not necessarily represent the members’ tax basis of their respective interests. The Company is subject to margin tax in the state of Texas. Accruals related to the Texas margin tax are included in “Accrued expenses” on the accompanying Combined Consolidated Balance Sheet.

TCFI G&M, LLC AND SUBSIDIARIES AND TCFI LARK, LLC AND SUBSIDIARY

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

2. Summary of Significant Accounting Policies (Continued)

ASU 740, Accounting for Uncertainty in Income Taxes, clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. G&M did not recognize any tax benefits from uncertain tax positions during the year ended December 31, 2016. As of December 31, 2016, the open tax years for G&M were 2012 to 2016.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU establishes a comprehensive revenue recognition standard for virtually all industries in U.S. GAAP, including those that previously followed industry-specific guidance, such as the real estate, construction, and software industries. The ASU core principal is to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. During 2014-2016, the FASB issued various amendments to this topic and the amendments clarified certain positions and extended the implementation date until annual periods beginning after December 15, 2018. Early adoption is permitted, but no earlier than periods beginning after December 15, 2016. The Company is currently evaluating the impact of the provisions of ASU 2014-09 on the presentation of its Combined Consolidated Financial Statements.

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330), which requires inventory to be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. ASU 2015-11 is effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted prospectively as of the beginning of an interim or annual reporting period. Management does not believe the provisions of ASU 2015—11 will have a material impact on the Company’s Combined Consolidated Financial Statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous standards. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of asset not to recognize lease assets and lease liabilities. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019, but early application is permitted. The Company is currently evaluating the impact of the provisions of ASU 2016-02 on the presentation of its Combined Consolidated Financial Statements.

In August 2016, the FASB issued ASU 2016—15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force) which provides specific guidance on eight cash flow classification issues arising from certain cash receipts and cash payments. Currently, GAAP either is unclear or does not include specific guidance on the eight cash flow classification issues addressed in this topic. The objective is to reduce current and potential future diversity in practice. ASU 2016 – 15 is effective for annual reporting periods beginning after December 15, 2018 and for interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an

TCFI G&M, LLC AND SUBSIDIARIES AND TCFI LARK, LLC AND SUBSIDIARY

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

2. Summary of Significant Accounting Policies (Continued)

interim period. The Company does not expect the adoption of the ASU to have a material impact on its Combined Consolidated Financial Statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This standard simplifies the goodwill impairment test by eliminating the Step 2 requirement to determine the fair value at the impairment testing date of its assets and liabilities. This guidance is effective for annual periods beginning after December 15, 2021. Early adoption is permitted for impairment tests performed on testing dates after January 1, 2017. Management is currently evaluating the effect of these provisions on the Company’s Combined Consolidated Financial Statements.

Also, in January 2017, the FASB issued ASU 2017-01, Business Combination (Topic 805)—Clarifying the Definition of a Business. This ASU provides additional guidance in regards evaluating whether a transaction should be treated as an asset acquisition (or disposal) or a business combination. Particularly, the amendments to this ASU provide that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This clarification reduces the number of transactions that need further evaluation for business combination. The Company should apply these amendments to annual reporting periods beginning after December 31, 2018 and to interim periods within fiscal years beginning after December 31, 2019. Management is currently evaluating the provisions of the guidance to determine the potential impact the new standard will have on the Combined Consolidated Financial Statements.

Adoption of New Accounting Pronouncements

In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30)—Simplifying the Presentation of Debt Issuance Costs. This standard requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset. This guidance was amended by ASU No. 2015-15, which was issued in August 2015. This amendment provides additional guidance related to the presentation and subsequent measurement of debt issuance costs related to line-of-credit arrangements. These updates are effective for annual periods beginning after December 15, 2015. Early adoption is permitted. Upon adoption, an entity must apply the new guidance retrospectively to all prior periods presented in the financial statements. LARK and G&M adopted ASU No. 2015-03 beginning with the reporting periods ended December 31, 2015 and December 31, 2016, respectively. At December 31, 2016, the unamortized debt issuance costs are shown as a direct deduction from the related liability on the Combined Consolidated Balance Sheet.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805). This ASU requires an acquirer to retrospectively adjust provisional amounts recognized in a business combination during the measurement period. To simplify the accounting for adjustments made to provisional amounts, the amendments in this update require that the acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amount is determined. The acquirer is required to also record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. In addition, an entity is required to present separately on the face of the income statement or disclose in the notes to the financial statements the portion of the amount recorded in current period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. This ASU is effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. The amendments in this Update should be applied prospectively to

TCFI G&M, LLC AND SUBSIDIARIES AND TCFI LARK, LLC AND SUBSIDIARY

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

2. Summary of Significant Accounting Policies (Continued)

adjustments to provisional amounts that occur after the effective date of this Update with earlier application permitted for financial statements that have not yet been made available for issuance. LARK adopted ASU 2015-16 for the year ended December 31, 2015, and measurement period adjustments to goodwill were recorded in the amount of $669,000. G&M adopted ASU 2015-16 for the year ended December 31, 2016 without a material impact to the Combined Consolidated Financial Statements.

In November 2015, FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The ASU eliminates the guidance in Topic 740, Income Taxes, that requires an entity to separate deferred tax liabilities and assets between current and noncurrent amounts in a classified balance sheet. The ASU requires that all deferred tax liabilities and assets of the same tax jurisdiction or a tax filing group, as well as any related valuation allowance, be offset and presented as a single noncurrent amount in a classified balance sheet. The new standard is effective for fiscal years beginning after December 15, 2017, and for interim periods within fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company has early adopted the provisions of ASU 2015-17 without a material impact to the Combined Consolidated Financial Statements.

Reclassification

The Company reclassified $5.2 million of payroll taxes and benefits, workers’ compensation insurance, vehicle-related expenses and overhead costs of G&M from general and administrative expenses to cost of revenues to conform with the current accounting policy.

3. Concentrations, Risks and Uncertainties

The Company maintains cash balances primarily at one commercial bank per legal entity. The accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2016 the Company had $5,512,858 of cash balance in excess of the federally insured limit. The Company has never experienced any losses related to these balances and management believes the risk of loss is not significant.

Credit is extended for some customers and is based on financial condition, and generally, collateral is not required. Credit losses are provided in the Combined Consolidated Financial Statements and consistently have been within management’s expectations.

For the year ended December 31, 2016, the Company recorded revenues from one customer which accounted for 11% of total combined revenues. There were no customers which accounted for 10% or more of total combined accounts receivable, as of December 31, 2016.

4. Acquisitions

Modul Acquisition

On July 21, 2016, G&M acquired certain assets and liabilities from Bermuda Import-Export, Inc., d/b/a Modul Marble & Granite, a corporation formed in the state of California, for approximately $11.3 million in cash (the “Modul Acquisition”). The Modul Acquisition and related transactions costs were financed by equity investments made by members of G&M.

G&M incurred approximately $528,000 in direct acquisition costs, all of which were expensed as incurred, and are included in general and administrative expenses in the Combined Consolidated Statement of Operations.

G&M recorded the Modul Acquisition using the acquisition method of accounting and accordingly, recognized the assets acquired and liabilities assumed at their fair values as of the date of the acquisition. The results of the acquired operations are included in the Company’s combined consolidated results of operations beginning with the date of acquisition.

TCFI G&M, LLC AND SUBSIDIARIES AND TCFI LARK, LLC AND SUBSIDIARY

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

4. Acquisitions (Continued)

The goodwill of approximately $4.0 million arising from the Modul Acquisition represents the excess of the purchase price over the aggregate fair value of the net identifiable assets acquired and liabilities assumed, including identifiable intangible assets. Management believes the acquisition of Modul strengthens its presence in the southern California market due to geographic expansion and the reputation for unique, high quality product Modul is known for. These factors are the basis for the excess purchase price paid over the value of the assets acquired and liabilities assumed, resulting in goodwill.

The total purchase price consisted of the following:

Amount
Cash considerations	$11,340,000
Customer deposits	330,000
Total consideration	$11,670,000

The following is a summary of the initial purchase price allocation for the Company’s acquisition of Modul:

Accounts receivable	$578,820
Inventory	4,007,229
Deposits	40,000
Goodwill Other intangible assets	3,958,659 5,080,000

Total assets acquired	$13,664,708
Accounts payable	$1,201,471
Customer deposits	793,237

Total liabilities assumed	$1,994,708
Total consideration	$11,670,000

During 2016 Modul generated net revenue of $5.6 million and a net income of $1.6 million, which are included in the Combined Consolidated Statements of Operations.

Pro Forma Results

The following unaudited pro forma information for the period ended December 31, 2016 has been prepared to give effect to the acquisition of Modul as if the acquisition had occurred on January 1, 2016. This pro forma information does not purport to represent what the actual results of operations of the Company would have been had this acquisition occurred on such date, nor does it purport to predict the results of operations for future periods.

Period Ended December 31, (unaudited)
2016
Pro Forma:
Total revenue	$242,081,020

Net income	$8,808,000

The Company’s pro forma assumptions are as follows:

•	Revenues and operating costs were based on actual results for the 12 months ended December 31, 2016.

TCFI G&M, LLC AND SUBSIDIARIES AND TCFI LARK, LLC AND SUBSIDIARY

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

4. Acquisitions (Continued)

•	Income tax expense is included based on the assumption that Modul is taxed as a corporation due to the 144(a) offering described in Note 17—Subsequent Events.

5. Inventory

Inventory consisted of the following at December 31:

2016
Raw Materials	$26,221,037
Installations in process	5,432,476

$31,653,513

6. Property and equipment, net

Property and equipment consisted of the following at December 31:

2016
Vehicles	$2,900,052
Machinery and equipment	1,761,167
Leasehold improvements	2,938,815
Furniture and fixtures	2,346,249
Computer equipment	1,356,802
Other	715,639

$12,018,724
Less: accumulated depreciation and amortization	(3,122,167)

Property and equipment, net	$8,896,557

Depreciation and amortization expense of property and equipment totaled $2,044,655 for the year ended December 31, 2016. For the year ended December 31, 2016, $1,332,582 and $712,073 of depreciation expense was presented in cost of goods sold and general and administrative expense, respectively.

7. Goodwill and Intangible Assets

Goodwill

The change in carrying amount of goodwill was as follows:

	LARK	G&M	Total
January 1, 2016	$12,087,896	$14,365,931	$26,453,827
Modul acquisition	—	3,958,659	3,958,659
PT Tile measurement period adjustment	140,442	—	140,442

December 31, 2016	$18,324,590	$12,228,338	$30,552,928

The December 31, 2016 balance included a measurement period adjustment of $140,442 reflecting the difference between the original provisional estimate of purchase price adjustments and actual, related to the PT Tile acquisition which occurred in February 2015.

TCFI G&M, LLC AND SUBSIDIARIES AND TCFI LARK, LLC AND SUBSIDIARY

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

7. Goodwill and Intangible Assets (Continued)

Intangibles Assets

The following table provides the gross carrying amount, accumulated amortization and net book value for each class of intangible assets as of December 31, 2016:

	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationships	$43,260,000	$(13,820,009)	$29,439,991
Trade names	2,980,000	(1,364,251)	1,615,749

	$46,240,000	$(15,184,260)	$31,055,740

Amortization expense on intangible assets totaled $7,142,280 during the year ended December 31, 2016.

The estimated annual amortization expense for the next five years and thereafter is as follows:

Year Ending December 31:
2017	$7,266,601
2018	6,933,277
2019	5,286,589
2020	1,993,273
2021	1,986,606
Thereafter	7,589,394

$31,055,740

8. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following at December 31:

2016
Inventory purchases	$1,649,005
Salaries and wages, bonuses and commissions	1,304,139
Vested compensated absences	716,768
Deferred rent	872,091
Freight in transit	521,938
Accrued project costs liability	276,316
Other	1,076,665

$6,416,922

9. Lines of Credit

LARK Line of Credit

In September 2014, LARK entered into a revolving line of credit agreement with a commercial bank with a limit of the lesser of $25,000,000 or the sum of (i) up to 85% of eligible builder accounts receivable, plus (ii) up to 85% of the value of eligible homeowner accounts receivable, not to exceed $3,000,000, plus (iii) up to 70% of the value of eligible unbilled accounts, not to exceed the greater of (x) $3,000,000 and (y) 25% of the Borrowing

TCFI G&M, LLC AND SUBSIDIARIES AND TCFI LARK, LLC AND SUBSIDIARY

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

9. Lines of Credit (Continued)

Base (as defined), plus (iv) the lesser of (x) 65% of the value of eligible inventory; or (y) 85% of the result of the net orderly liquidation value percentage times the value of eligible inventory, minus (v) the availability reserve (as defined) determined by the lender.

All borrowings are at the bank’s discretion and bear interest at the London InterBank Offered Rate (“LIBOR”) plus an applicable margin (as defined), which varies based upon LARK’s leverage ratio. Interest is due and payable in arrears monthly. At December 31, 2016, the interest rate on the outstanding balance under the credit agreement was 4.75%. The credit agreement is collateralized by substantially all assets of LARK and secured by LARK’s eligible accounts receivable. The credit agreement expires in September 2019.

At December 31, 2016, outstanding borrowings on the credit agreement totaled $4,000,750.

The agreement requires the maintenance of certain financial covenants. At December 31, 2016, LARK was in compliance with the financial covenants.

LARK also has available letter of credit accommodations with a limit of $5,000,000. Any payments made by the bank under the letter of credit are deemed advances by Company under the line of credit. There were no outstanding letters of credit as of December 31, 2016.

In connection with the line of credit, LARK incurred certain issuance costs. During the year ended December 31, 2016, LARK amortized debt issuance costs of $35,980 that were related to the line of credit. At December 31, 2016, the unamortized debt issuance costs related to the credit agreement totaled $96,046 and are included as a reduction of debt on the accompanying Combined Consolidated Balance Sheet.

G&M Line of Credit

In June 2015, G&M entered into a loan and security agreement with a financial institution for a line of credit with availability of $15,000,000. G&M can borrow, repay, and re-borrow all or any part of the commitment at any time before the maturity date (June 22, 2020), so long as the combined total unpaid principal amount outstanding under the note and the face amount of any outstanding letters of credit does not exceed the commitment at any time. The principal amount outstanding under the line of credit accrues interest at a floating per annum rate equal to the greater of (a) the Prime Rate for such day; (b) the Federal Funds Rate for such day, plus 0.50%; or (c) LIBOR for a 30-day interest period as determined on such day, plus 2.0% (as defined). The interest rate in effect was 2.5% per annum as of December 31, 2016. The interest is payable monthly. The line of credit is collateralized by the assets of G&M. As of December 31, 2016, $7,026,310 was outstanding on the line of credit. The line of credit is subject to certain financial covenants, to which G&M is in compliance.

G&M incurred debt issuance costs in connection with its line of credit. These costs are being amortized to non-cash interest expense over the terms of the related notes on a straight-line basis. Non-cash interest expense related to these costs was $27,001 for the year ended December 31, 2016. At December 31, 2016, the unamortized debt issuance costs related to the line of credit totaled $95,050, and are shown as a direct deduction from the liability on the accompanying Combined Consolidated Balance Sheet.

TCFI G&M, LLC AND SUBSIDIARIES AND TCFI LARK, LLC AND SUBSIDIARY

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

10. Long-Term Debt

Long-term debt consisted of the following at December 31:

2016
LARK Term Notes	$28,912,956
LARK Equipment and Vehicle Notes	1,686,532
G&M Term Loans	19,083,341

49,682,829
Unamortized debt issuance costs	(769,836)

Total Long-term debt	48,912,993

Current portion of long-term debt, net of financing fees	$5,340,167

Long-term debt, net of current portion and financing fees	$43,572,826

LARK Term Notes

In September 2014, LARK entered into a loan agreement with a finance company and a group of affiliates of the finance company. Under the terms of the loan agreement, LARK borrowed $14.7 million from the lenders through the issuance of term notes payable, which mature in full in September 2019 (the “Term Notes”). The Term Notes require monthly interest and quarterly principal payments. In July 2015, the Term Notes were amended, and LARK borrowed an additional $17.4 million. After the July 2015 amendment, the quarterly principal payments are $400,624 until December 1, 2016, at which time the quarterly principal payments increase to $801,248. At December 31, 2016, the outstanding balance on the Term Notes totaled $28.9 million and the interest rate, which is based upon LIBOR plus 7.0% per annum, was 8.0%.

The Term Notes are subordinate to obligations on the line of credit, secured by substantially all LARK’s assets, and require the maintenance of certain financial covenants, including maintaining a minimum fixed-charge coverage ratio and a maximum total leverage ratio. As of December 31, 2016 LARK was in compliance with the financial covenants.

In connection with the Term Notes, LARK incurred certain issuance costs. During the year ended December 31, 2016, LARK amortized debt issuance costs of $73,916 as interest expense. At December 31, 2016, the unamortized debt issuance costs related to the Term Notes totaled $198,436 and are shown as a direct deduction from the liability on the accompanying Combined Consolidated Balance Sheet.

On February 13, 2017, the Term Notes were amended and LARK borrowed an additional $11.5 million through the issuance of additional term notes payable and the quarterly principal payment increased to $1,088,848. See Note 17—Subsequent Events.

LARK Equipment and Vehicle Notes

LARK has financed the acquisition of certain vehicles, property, and equipment with notes payable that mature at various times through January 2022. As of December 31, 2016, the outstanding balance on equipment and vehicle notes payable totaled $1,686,532. These notes are secured by the vehicles and equipment that were financed and require monthly interest and principal payments. The aggregate of the monthly payments was $49,987 at December 31, 2016. The interest rates on the notes ranged from 0% to 5.49% per annum and the weighted-average interest rate on the outstanding balances at December 31, 2016 was 3.96%.

TCFI G&M, LLC AND SUBSIDIARIES AND TCFI LARK, LLC AND SUBSIDIARY

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

10. Long-Term Debt (Continued)

G&M Term Loans

In June 2015, G&M entered into a loan and security agreement with a financial institution offering a term loan in the amount of $19 million. Amounts due under the term loan bear interest at the LIBOR rate with an applicable margin (as defined) (8.0% per annum as of December 31, 2016). Interest is payable monthly with principal payments due in quarterly installments beginning September 30, 2015 through maturity (June 23, 2020). As of December 31, 2016, G&M had $17,575,000 outstanding on this term loan.

In December 2015, G&M entered into a loan agreement with a financial institution offering a term loan in the aggregate amount of $1.7 million to finance the purchase of equipment. Amounts due under the term loan bear interest at 3.75% per annum with interest payable monthly. Principal payments are due in monthly installments beginning April 8, 2016 through maturity (March 8, 2021). At December 31, 2016, G&M had $1,376,110 outstanding on this loan.

In May 2016, G&M entered into a loan agreement with an investor offering a term loan in the amount of $151,722 to finance improvements to G&M’s facilities in Anaheim, California. Amounts outstanding under the term loan bear interest at 8% per annum. Payments consisting of principal and interest are due monthly through maturity (January 1, 2023). As of December 31, 2016, G&M had $132,231 outstanding on this loan.

Substantially all G&M’s assets are pledged as collateral for these loans. G&M is required to meet certain financial and nonfinancial covenants, to which G&M is in compliance.

G&M incurred debt issuance costs in connection with its term loans. These costs are being amortized to non-cash interest expense over the terms of the related notes on a straight-line basis, which approximates the effective interest rate method. Non-cash interest expense related to these costs was $136,103 for the year ended December 31, 2016. At December 31, 2016, the unamortized debt issuance costs related to the term loans totaled $476,350 and are shown as a direct deduction from the liability on the accompanying Combined Consolidated Balance Sheet.

Future Maturities

At December 31, 2016, the future maturities of the Company’s long-term debt for each of the next five years and thereafter are as follow:

2017	$5,494,296
2018	5,984,343
2019	25,168,124
2020	12,937,569
2021	79,905
Thereafter	18,592

49,682,829

Unamortized balance remaining of financing fees	(769,836)

Long Term Debt net of financing fees	$48,912,993

TCFI G&M, LLC AND SUBSIDIARIES AND TCFI LARK, LLC AND SUBSIDIARY

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

11. Commitments and Contingencies

Equity Tracking Incentive Plan

LARK granted exit payments under the Equity Tracking Incentive Program during 2015 to four executives. The executives are eligible to receive an exit payment if certain equity targets are met upon an Exit event. The amount of the Exit Payment would be based on the additional equity value achieved by the Company above the initial equity investment by TCFI LARK, LLC, net of all of the anticipated Exit Payments, on the first to occur of the following events: (i) LARK’s initial public offering, (ii) the sale of all or substantially all of the assets of LARK to an unrelated person or entity, or (iii) any other similar transaction in which Trive Capital sells or transfers all of its ownership to an unrelated third party. The Exit Payment shall vest according to the vesting scheduled denoted in the arrangement and will be settled in cash. If the executive ceases to be employed by LARK and its subsidiaries for any or no reason (other than termination for cause) prior to an Exit, the executive may become invested up to a maximum of 50% of the Exit Payment depending on the length of continued employment. The remaining 50% of the Exit Payment will vest only if the executive is employed through the date of the Exit. The Company did not recognize a liability on the date of grant or at December 31, 2016 as the relevant event had not occurred. This equity target was reached and the bonuses paid out in November 2017 as a result of the 144(a) Equity Offering described in Note 17—Subsequent Events.

Operating Leases

LARK leases its corporate, administrative, and manufacturing facilities under long-term non-cancelable operating lease agreements expiring at various dates through September 2022. The monthly rents are subject to annual increases and generally require the payment of utilities, real estate taxes, insurance and repairs. Three of LARK’s facility leases are with one of the members of LARK.

G&M leases its facilities and equipment under long-term non-cancellable operating lease agreements expiring at various dates through February 2028. The facility leases contain predetermined fixed escalations of the minimum rentals. Two of G&M’s facility leases are with commonly owned companies.

The Company recognizes rent expense on a straight-line basis and records the difference between the recognized rent expense and amounts payable under the lease as deferred rent. Aggregate deferred rent at December 31, 2016 was $872,091. Aggregate rent expense for the year ended December 31, 2016 totaled $4,486,029.

Aggregate future minimum payments under noncancelable operating leases at December 31, 2016, are as follows:

	Related Party	Third Party	Total
2017	$1,483,330	$3,434,849	$4,918,179
2018	1,291,155	3,337,809	4,628,964
2019	1,258,857	2,765,310	4,024,167
2020	1,258,403	2,339,014	3,597,417
2021	750,557	2,025,364	2,775,921
Thereafter	697,326	3,376,702	4,074,028

	$6,739,628	$17,279,048	$24,018,676

TCFI G&M, LLC AND SUBSIDIARIES AND TCFI LARK, LLC AND SUBSIDIARY

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

11. Commitments and Contingencies (Continued)

Litigation

The Company experiences routine litigation in the normal course of its business. Residential builders in California are primarily sued for alleged construction defects. Residential builders name all subcontractors in the lawsuit, whether or not the subcontractor has liability. The Company, as a subcontractor, is swept up in these lawsuits as a result. The Company has no to minimal liability for the majority of these lawsuits. As a result, the Company settles these lawsuits below its insurance policies’ SIR/deductibles of $10,000 to $15,000. In the rare event that the Company has exposure beyond its SIR/deductible, the Company’s general liability policy is triggered and the general liability insurance covers the Company’s remaining liability. The Company maintains general liability insurance with a $2 million aggregate and a $1 million per occurrence. Management does not believe that any pending or threatened litigation will have a material adverse effect on the Company’s combined business, financial condition, results of operations or cash flows.

Indemnification

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications, including to lessors of office and warehouse space for certain actions arising during the Company’s tenancy and to the Company’s customers. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

12. Members’ Equity

LARK

LARK is governed by the terms and conditions of LARK’s Amended and Restated Limited Liability Company Agreement (the “Operating Agreement”), effective as of August 31, 2014.

The Operating Agreement provides for two types of member units: Class A and Class B. At December 31, 2016, LARK had 13,513,228 Class A units and Class B units issued and outstanding. Both units have voting rights. The Class A units are owned by limited partnerships (the “Trive Group”) that are affiliated with Trive Capital Management, LLC (“TCM”). The Operating Agreement provides that the Class A unitholders receive 100% of distributions until the Trive Group has received 100% of its invested capital. Thereafter, distributions are made 100% to the Class B members until they have received 20% of the total distributions, and thereafter, distributions are made to both classes of members on a pro rata basis.

One or more additional members may be admitted to LARK with the written consent of the existing members. LARK shall be dissolved upon (i) the affirmative vote or written consent of the members constituting at least a majority interest, (ii) the termination of the legal existence of the last remaining member, (iii) upon the sale of all or substantially all of the assets of LARK, (iv) LARK’s bankruptcy, or (v) the occurrence of an event that makes it unlawful for the business of LARK to be continued.

There were no distributions paid to Members during the year ended December 31, 2016.

TCFI G&M, LLC AND SUBSIDIARIES AND TCFI LARK, LLC AND SUBSIDIARY

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

12. Members’ Equity (Continued)

G&M

Under G&M’s Second Amended and Restated Limited Liability Agreement dated July 21, 2016, membership interests have been divided into four classes of units referred to as Class A Units, Class B Units, Class C Units, and Class D Units. The Board of Managers is authorized to issue (i) Additional Units (including new classes or series of Units thereof having rights which are preferential to or otherwise different than the rights of any then-existing class or series of Units) and (ii) obligations, evidences of indebtedness or other securities or interests in each case convertible into or exchangeable for Units. The Board of Managers shall determine the terms and conditions governing the issuance of such Additional Units, including the number and designation of such Additional Units, the preference (with respect to distributions, in liquidation or otherwise) over any other Units and any required contributions in connection therewith, and shall be entitled to make such amendments to this Agreement as may be necessary to effectuate the foregoing without obtaining the consent of any Member.

12,900,000 Class A Units and 5,001,085 Class B Units were issued during the period from May 26, 2015 (inception) to December 31, 2015. During the year ended December 31, 2016, there were 21,027,212 Class A Units, 3,393,861 Class C Units, and 101,106 Class D Units issued. All units issued from May 26, 2015 (inception) to December 31, 2016 are outstanding at December 31, 2016.

In general, Class C Units represent the participation of G&M’s management or employees in distributions to Members resulting from a dissolution, liquidation, or sale of substantially all of G&M’s assets. All Class C Units awarded as of December 31, 2016 were awarded on August 1, 2016. Fifty percent of the Class C Units awarded on August 1, 2016 are subject to time-based vesting in accordance with the provisions of the respective award agreements. As long as the employees with shares subject to vesting continue to provide services to G&M, 50% of their granted interest vests as follows: 20% vests on January 1, 2018, and an additional 10% vests each year on January 1, 2019, 2020 and 2021. Fifty percent of the Class C Units awarded on August 1, 2016 are subject to performance-based vesting in accordance with the provisions of the respective award agreements but vest immediately prior to a Change of Control provided the employee continues to provide services to G&M immediately prior to such Change of Control. No Class C Units awarded at December 31, 2016 are vested. G&M determined that at the date of the awards, the fair value of the Class C Units awarded was not significant.

Members owning Class A, Class B or Class D Units shall be entitled to vote on any matter permitted or required to be voted upon by the Members. Each Member shall have one vote per Class A, Class B and Class D Unit owned by such Member.

Under G&M’s Limited Liability Agreement, all distributions of Net Proceeds of a Capital Transaction, distributable cash or other property shall be made at such time as determined by the Board of Managers to the Members in the following order of priority. First, one hundred percent to the Class A Members Pro Rata, until such time as the Class A Members have received an amount of distributions equal to one hundred percent of its Invested Capital (defined). Second, one hundred percent to the Class B Members, in proportion to their Class B Capital Return Accounts, until such Class B Capital Return Accounts have been reduced to zero. Third, one hundred percent to the Class D Members, in proportion to their Class D Capital Return Accounts, until such Class D Capital Return Accounts have been reduced to zero.

Thereafter, all distributions of Net Proceeds of a Capital Transaction, distributable cash or other property shall be made one hundred percent to the Members Pro Rata; provided, however, no Class C Unit may participate in a distribution until the aggregate distributions to the Members since the date that Class C Unit was issued equal the Hurdle Amount for that Class C Unit (defined). Notwithstanding the foregoing, in the event of a 3.25x Return

TCFI G&M, LLC AND SUBSIDIARIES AND TCFI LARK, LLC AND SUBSIDIARY

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

12. Members’ Equity (Continued)

Transaction (defined) distributions shall occur such that, subject to any re-allocation as defined in the limited liability agreement, each Rollover Member’s (defined) Pro Rata share of that distribution shall be calculated as if the Rollover Members, collectively and proportionately, had an additional ten percent (10%) of the outstanding Units at that time, and each other Member’s (defined) Pro Rata share of that distribution shall be diluted proportionately.

Distributions totaling $262,825 were paid to Members during the year ended December 31, 2016.

13. Provision for Income Taxes

At December 31, 2016, the components of the provision for income taxes reflected on the Combined Consolidated Statement of Operations are as follows:

Current:

2016
Federal	$3,458,464
State	1,071,668

Total current	4,530,132

Deferred:
Federal	(1,470,946)
State	(425,055)

Total deferred	(1,896,001)

Provision for Income Taxes	$2,634,131

The following is a reconciliation of expected income tax expense (benefit) (computed by applying the federal statutory income tax rate to income before taxes) to actual income tax expense (benefit)

	2016
Expected Income Tax Expense	$—	0.0%
State income taxes, net of federal income tax	646,613	6.6%
Income subject to taxes	1,923,510	19.9%
Section 199 Qualified Production Activities deduction	(293,806)	-3.0%
Other permanent items	17,904	0.2%
Other, net	339,910	3.5%

Actual Income Tax Expense	$2,634,131	27.2%

TCFI G&M, LLC AND SUBSIDIARIES AND TCFI LARK, LLC AND SUBSIDIARY

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

13. Provision for Income Taxes (Continued)

The components of deferred tax assets and liabilities are as follows as of December 31, 2016:

2016
Deferred Tax Assets:
Accounts receivable	$54,834
Accrued liabilities	307,064
State income taxes	751,119

Total deferred tax assets	1,113,016
Deferred Tax Liabilities:
Property and equipment	(1,157,271)
Intangible assets	(5,375,906)

Total deferred tax liabilities	(6,533,177)

Net Deferred Tax Assets (Liabilities)	$(5,420,161)

Deferred income taxes reflect the net effects of temporary differences between the amounts of assets and liabilities for financial reporting purposes. The major components comprising deferred income tax assets and liabilities are intangible assets and PP&E.

The Company’s effective income tax rate is different from what would be expected if the federal statutory rate were applied to net income before taxes primarily because there is no provision for federal income taxes for the portion of pretax net income attributable to G&M, which is a limited liability company. The members of G&M separately account for their share of G&M’s income, deductions and losses on their income tax returns. In addition, the effective rate differed from the statutory rate for LARK as a result of permanent favorable adjustments and state income taxes.

14. Employee Benefit Plan

LARK maintains a qualified 401(k) and profit-sharing plan for the benefit of its employees. Substantially all employees are eligible to participate in the plan. Under the plan, eligible participants are permitted to make salary deferral contributions to the plan. In addition, the plan provides for discretionary employer matching and profit-sharing contributions. During the year ended December 31, 2016, LARK contributed $284,057 to the plan.

15. Related Party Transactions

Consulting Agreement

LARK has a consulting agreement with TCM, which is affiliated with certain members of LARK that collectively own 80% of LARK’s equity interests. Under the agreement, LARK is required to pay TCM an annual nonrefundable consulting fee of $400,000, payable in four quarterly installments of $100,000 each. The agreement is in effect indefinitely unless terminated by mutual consent of the parties or until all or substantially all of the membership interests of RDS are sold to any unaffiliated third party. Consulting fees expensed and paid to TCM during the year ended December 31, 2016 totaled $400,000. In addition, LARK reimburses TCM for their out-of-pocket expenses incurred on behalf of LARK, which totaled $309,470 for the year ended December 31, 2016. There were $69,715 in accrued out-of-pocket expenses outstanding at December 31, 2016.

G&M has a consulting agreement with TCM, a commonly owned company. In accordance with the agreement, TCM provides general and administrative services to G&M for a quarterly fee of $100,000, plus reimbursement

TCFI G&M, LLC AND SUBSIDIARIES AND TCFI LARK, LLC AND SUBSIDIARY

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

15. Related Party Transactions (Continued)

of expenses. Approximately $498,000 of fees were incurred associated with this agreement for the year ended December 31, 2016. No amounts were unpaid at December 31, 2016.

Facility Rent

LARK leases three of its facilities from one of LARK’s members. Rent expense incurred with this member totaled $747,724 during the year ending December 31, 2016. No amounts were unpaid at December 31, 2016.

G&M leases office space from AG&M Bee Creek Investments Ltd., a commonly owned company. The lease was renewed on February 29, 2016 and includes an additional option to renew the lease for five years. Rent expense under this lease approximated $500,000 for the year ended December 31, 2016. No amounts were unpaid at December 31, 2016.

G&M leases office space from AG&M San Antonio Investments Ltd., a commonly owned company. The lease was renewed on February 29, 2016 and includes an additional option to renew the lease for two years. Rent expense under this lease approximated $165,000 for the year ended December 31, 2016. No amounts were unpaid at December 31, 2016.

Subcontractors and Supplier

Two of LARK’s executives have family members that have an ownership interest in flooring subcontracting companies that do business with LARK. During the year ended December 31, 2016, these companies performed a total of $2,711,563 in subcontract work for LARK. No amounts were unpaid at December 31, 2016.

Other Consulting Services

A consulting firm affiliated with an officer of LARK has performed various consulting services for LARK related to human resources, accounting, and project management. During the year ended December 31, 2016, LARK incurred approximately $308,863 of costs with this consulting firm. No amounts were unpaid at December 31, 2016.

16. Segment Information

The Company’s operations are classified into two operating segments: LARK and G&M. Under LARK, the Company offers Interior Design and Installation (“IDI”) services, and under G&M, the Company performs Natural and Engineered Surfaces Distribution (“NESD”). These operating segments represent strategic business areas which, although they operate separately and provide their own distinctive services, enables the Company to more effectively offer the complete line of interior design and selection services, merchandising, and complex supply chain management.

Inter-segment eliminations result, primarily, from the sale of G&M inventory to the LARK segment, including the related profit margin, as well as some intercompany borrowings recorded in the form of intercompany payables and receivables.

TCFI G&M, LLC AND SUBSIDIARIES AND TCFI LARK, LLC AND SUBSIDIARY

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

16. Segment Information (Continued)

The Company evaluates performance of the respective segments based upon revenues and operating income. Information for the year ended December 31, 2016 is provided below:

2016
Revenues:
LARK	$175,824,265
G&M	58,821,291
Elimination of intercompany sales	(568,536)

Combined Total	$234,077,020

Net income:
LARK	$3,158,416
G&M	3,924,733
Elimination of Intercompany Sales	(28,460)

Combined Total	$7,054,689

Depreciation & Amortization:
LARK	$6,252,458
G&M	2,934,478

Combined Total	$9,186,936

Capital expenditures:
LARK	$1,267,290
G&M	2,209,818

Combined Total	$3,477,108

December 31, 2016
Total Assets:
LARK	$64,708,207
G&M	72,033,909
Elimination of Intercompany Receivables and Inventory	(234,901)

Combined Total	$136,507,215

17. Subsequent Events

Events occurring after December 31, 2016 have been evaluated for possible adjustment to the combined consolidated financial statements or disclosure as of January 30, 2018, which is the date the combined consolidated financial statements were available to be issued.

On February 13, 2017, LARK amended the Term Notes and borrowed an additional $11.5 million through the issuance of additional term notes payable. The net proceeds received from the additional term notes payable after issuance costs were approximately $11.2 million. As result of the amendment and additional notes, the quarterly principal payments increased to $1,088,748 effective March 1, 2017.

Acquisitions

On February 28, 2017, G&M executed an agreement to purchase 100% of the equity interests of Aquarius Seller, Inc., a company incorporated in the state of Washington. Aquarius Seller, Inc. held 100% of the equity interests of Pental Granite and Marble, LLC, a Washington limited liability company engaged in the selling of granite,

TCFI G&M, LLC AND SUBSIDIARIES AND TCFI LARK, LLC AND SUBSIDIARY

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

17. Subsequent Events (Continued)

marble and related products. Total consideration for the purchase of Aquarius Seller, Inc. was approximately $85.0 million in cash, subject to adjustments provided for in the purchase agreement, and 7,134,701.65 Class E2 Units of G&M with a preliminary estimated fair value of $10.0 million. Total capitalization changes due to the acquisition resulted in the issuance of 21,736,168 Class E1 Units, 7,156,104 Class E2 Units and 2,512,372 Class C Units of G&M. As part of the acquisition, 160 employees joined the Company. Also on February 28, 2017, G&M entered into a financing agreement with a third-party lender to borrow amounts up to $105 million to be used for purposes of refinancing G&M’s existing debt, funding a portion of the purchase price for the acquisition of Aquarius Seller, Inc., funding other amounts defined in the financing agreement and funding working capital and general corporate purposes of G&M. In conjunction with the acquisition of Aquarius Seller, Inc., availability under G&M’s line of credit described in Note 9 was increased to $40 million.

On October 2, 2017, G&M acquired certain assets of Cosmic Stone & Tile Distributors, Inc., a corporation formed in the state of New Jersey, for approximately $2.2 million in cash (the “Cosmic Acquisition”). The Cosmic Acquisition and related transactions costs were financed by G&M’s line of credit described in Note 9.

On December 29, 2017, LARK acquired 100% of the membership interests of Greencraft Interiors, LLC, an Arizona limited liability corporation, for $27.5 million in cash. The Greencraft acquisition and related transactions costs were financed by LARK’s line of credit described in Note 9 and an intercompany note of $13.5 million advanced by its SIC affiliate, ASG.

November 2017 Restructuring and Private Offering and Private Placement of Equity

On November 22, 2017, through a series of equity transactions, the Company completed a restructuring (“Restructuring Transaction”) whereby TCFI LARK, LLC (“RDS”) and TCFI G&M LLC (“ASG”) became wholly-owned subsidiaries of Select Interior Concepts, Inc. (“SIC”), a Delaware corporation incorporated by Trive Capital in 2015. SIC was wholly owned by Trive Capital and was inactive until the transaction described herein. Prior to the Restructuring Transaction, RDS, ASG, and SIC were under the common control of Trive Capital and its affiliates.

Concurrent with the Restructuring Transaction, SIC completed a private offering and private placement of 18,750,000 shares of its Class A Common Stock at a public offering price of $12.00 per share for gross proceeds of approximately $225 million (prior to payment of discounts and fees to the initial purchaser and placement agent and offering expenses) to new investors (the “November 2017 Offering”). Immediately after the November 2017 Offering, approximately 73% of the voting interests (18,750,000 shares of Class A Common Stock) were held by the new investors and approximately 27% of the voting interests (6,864,626 shares of Class B Common Stock) continued to be held by affiliates of Trive Capital, certain former equity holders of RDS and ASG, and certain executives of SIC (collectively referred to as “Rollover Shareholders”). The net proceeds from the November 2017 Offering were used by SIC to (i) repurchase 2,379,486 shares of Class B Common Stock founder shares from an affiliate of Trive Capital for approximately $26.6 million, (ii) purchase the remaining outstanding equity interests in each of RDS and ASG not initially contributed for approximately $62.7 million from affiliates of Trive Capital and former equity holders of RDS and ASG, and (iii) repay outstanding indebtedness totaling $112.8 million to third-party lenders and pay $1.3 million of related fees of RDS and ASG, with the remainder of the net proceeds used for transaction expenses related to the November 2017 Offering, working capital and general corporate purposes.

In accordance with the terms of the November 2017 Offering, in December 2017, we completed an additional sale of 3,000,000 shares of Class A Common Stock to new investors at a public offering price of $12.00 per share

TCFI G&M, LLC AND SUBSIDIARIES AND TCFI LARK, LLC AND SUBSIDIARY

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

17. Subsequent Events (Continued)

for total gross proceeds of approximately $36 million (prior to payment of discounts and fees to the initial purchaser and placement agent and offering expenses). These net proceeds were used to repurchase an additional 3,000,000 shares of the Company’s Class B Common Stock from certain Rollover Shareholders. Following the additional sale, 21,750,000 shares of Class A Common Stock are held by the new investors and 3,864,626 shares of Class B Common Stock (approximately 15%) are held by the Rollover Shareholders. None of the holders of Class A Common Stock, either individually or as a group, acquired a controlling interest in SIC in the November 2017 Offering.

In connection with the November 2017 Offering, the Company entered into a registration rights agreement with B. Riley FBR, Inc., the initial purchaser and placement agent in the November 2017 Offering. Under this registration rights agreement, the Company agreed, at its expense, to file with the SEC, no later than January 31, 2018, a shelf registration statement registering for resale the 21,750,000 shares of Class A Common Stock sold in the November 2017 Offering plus the converted shares of Class B Common Stock plus any additional shares of Class A Common Stock issued in respect thereof for any Special Stock Dividend (as defined in the registration rights agreement), stock dividend, stock distribution, stock split, or otherwise, and to cause such registration statement to be declared effective by the SEC and the Class A Common Stock to be listed on a national securities exchange as soon as practicable but in any event no later than May 31, 2018. Investors in the November 2017 Offering will be entitled to make sales under such registration statement 60 days following completion of the Company’s initial public offering. If the Company does not meet the obligations with respect to filing, the effective date, and/or listing, the holders of Class A Common Stock are entitled to receive Special Stock Dividends payable in additional shares of Class A Common Stock that will accrue daily up to a maximum of 1,460,149 shares of Class A Common Stock until the obligations are met.

Additionally, each share of Class B Common Stock will be automatically converted into one share of Class A Common Stock upon the earlier of (i) Special Stock Dividends accruing to the maximum accrual amount and (ii) the date on which a Resale Shelf Registration Statement is declared effective and the shares of Class A Common Stock are listed on a national securities exchange.

Along with the foregoing registration rights arrangement, 1,000,000 shares of Class B Common Stock held by affiliates of Trive Capital and 460,179 shares of Class B Common Stock held by certain senior management members are held in escrow and subject to repurchase by the Company at a price of $0.01 per share and immediate cancellation in an amount corresponding to any Special Stock Dividends paid. Once the Shelf Registration is declared effective and the Class A Common Stock is listed on a national securities exchange, the shares of Class B Common Stock will be automatically released and converted into Class A Common Stock.

Lastly, 358,451 shares of unvested Restricted Stock were issued under the Company’s 2017 Incentive Compensation Plan. This consists of 352,202 shares to be issued to executive officers and 6,249 shares to be issued to the Company’s directors. These shares will vest ratably over a three-year period, contingent on the Company meeting certain performance targets.

REPORT OF INDEPENDENT AUDITORS

To the Stockholders

Pental Granite & Marble, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Pental Granite & Marble, Inc. (an S corporation), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pental Granite & Marble, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Correction of an Error

As more fully described in Note 6, the financial statements have been restated to correct the disclosure of the amount of minimum purchase commitments under the company’s exclusive distributor rights agreement with its main supplier. Our opinion is not modified with respect to this matter.

/s/ Moss Adams LLP

Tacoma, Washington

August 17, 2017, except for Note 6, which is dated October 31, 2017

PENTAL GRANITE & MARBLE, INC.

BALANCE SHEETS

DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS

CURRENT ASSETS
Cash	$352,769	$407,989
Accounts receivable, net	5,465,153	4,267,565
Accounts receivable, other	26,288	18,950
Accounts receivable, shareholders and employees	57,914	89,635
Inventories	33,735,700	26,286,090
Prepaid expenses	133,316	95,795
Supplier advance deposits	10,787	2,472,502

Total current assets	39,781,927	33,638,526

PROPERTY AND EQUIPMENT, net	2,295,170	1,405,510

OTHER ASSETS
Deposits	222,658	219,377

	$42,299,755	$35,263,413

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Line of credit	$422,713	$957,303
Accounts payable	11,512,903	7,976,364
Accrued expenses	972,692	819,355
Customer deposits	1,237,795	1,012,861
Current portion of long-term debt	75,088	48,268
Current portion of deferred rent	184,571	143,035

Total current liabilities	14,405,762	10,957,186

LONG-TERM LIABILITIES
Long-term debt, net of current portion	34,251	20,097
Deferred rent, net of current portion	200,819	372,665

Total long-term liabilities	235,070	392,762

COMMITMENTS AND CONTINGENCIES (Note 6)

STOCKHOLDERS’ EQUITY
Common stock, no par value, 50,000 shares authorized, 1,429 shares issued and outstanding	10,000	10,000
Retained earnings	27,648,923	23,903,465

	27,658,923	23,913,465

	$42,299,755	$35,263,413

See accompanying notes.

PENTAL GRANITE & MARBLE, INC.

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
SALES, net	$97,711,734	$85,453,244
COST OF SALES	62,812,220	55,303,231

GROSS PROFIT	34,899,514	30,150,013
OPERATING EXPENSES	17,596,068	15,294,880

INCOME FROM OPERATIONS	17,303,446	14,855,133

OTHER INCOME (EXPENSE)
Other expense	(5,384)	(5,176)
Interest income	—	48
Interest expense	(82,974)	(102,349)

	(88,358)	(107,477)

NET INCOME	$17,215,088	$14,747,656

See accompanying notes.

PENTAL GRANITE & MARBLE, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2016 AND 2015

	Common Stock		Retained Earnings
	Shares	Amount		Total
BALANCE, December 31, 2014	1,429	$10,000	$18,145,815	$18,155,815
Net income	—	—	14,747,656	14,747,656
Distributions	—	—	(8,990,006)	(8,990,006)

BALANCE, December 31, 2015	1,429	10,000	23,903,465	23,913,465
Net income	—	—	17,215,088	17,215,088
Distributions	—	—	(13,469,630)	(13,469,630)

BALANCE, December 31, 2016	1,429	$10,000	$27,648,923	$27,658,923

See accompanying notes.

PENTAL GRANITE & MARBLE, INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$17,215,088	$14,747,656
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	616,464	493,276
(Gain) loss on sale of assets	4,992	(1,935)
Changes in operating assets and liabilities:
Accounts receivable	(1,197,588)	(148,147)
Accounts receivable, other	(7,338)	(6,644)
Inventories	(7,449,610)	(2,306,929)
Prepaid expenses	(37,521)	5,406
Supplier advance deposits	2,461,715	2,718,294
Deposits	(3,281)	(1,550)
Accounts payable	3,536,539	(2,188,452)
Accrued expenses	153,337	190,121
Customer deposits	224,934	221,417
Change in deferred rent	(130,310)	(71,488)

Net cash from operating activities	15,387,421	13,651,025

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds received on sale of property and equipment	100	3,965
Purchases of property and equipment	(1,511,215)	(460,916)
Proceeds from (advances to) shareholders and employees	31,720	(24,303)

Net cash from investing activities	(1,479,395)	(481,254)

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on long-term debt	(70,124)	(156,461)
Proceeds from long-term debt	111,098	45,746
Proceeds from line of credit	46,939,101	37,972,426
Repayments on line of credit	(47,473,691)	(41,928,458)
Stockholder distributions	(13,469,630)	(8,990,006)

Net cash from financing activities	(13,963,246)	(13,056,753)

NET CHANGE IN CASH	(55,220)	113,018
CASH, beginning of year	407,989	294,971

CASH, end of year	$352,769	$407,989

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	$82,974	$102,350

See accompanying notes.

PENTAL GRANITE & MARBLE, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1—Description of Operations and Summary of Significant Accounting Policies

Operations—Pental Granite & Marble, Inc. (the “Company”) is a Washington corporation engaged in wholesale distribution of granite and marble slabs and tiles. Two warehouses and administrative offices are located in Seattle, WA with additional warehouse and office locations in Fife, WA, Portland, OR, Van Nuys, CA and Denver, CO.

On February 27, 2017, the Company was acquired by Architectural Granite & Marble, LLC for a total purchase price of approximately $84,500,000, see Note 7.

Cash—Cash and cash equivalents include cash and short-term, highly liquid investments with original maturities of three months or less.

Accounts Receivable—The Company carries its accounts receivable at cost less an allowance for doubtful accounts. Management performs ongoing credit evaluations of customers, maintaining allowances for potential credit losses which, when realized, have been within management’s expectations. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the expense and a credit to trade accounts receivable. Accounts receivable write-offs have not been material with respect to the financial statements. The allowance for doubtful accounts was $73,738 as of December 31, 2016 and 2015.

The Company’s policy is to accrue interest on receivables when they are considered past due. A receivable is considered past due if payments have not been received by the Company for 30 days. At December 31, 2016 and 2015, receivables older than 90 days aged total approximately $211,672 and $44,047, respectively. The 2016 balance reflected $154,005 for one customer that was collected in 2017.

Inventories—Inventories consist of engineered and natural stone slabs (quartz, granite, marble); and engineered and natural stone tile (porcelain, ceramic, glass, quartz, granite, marble). Inventories are stated at the lower of cost or market valued using the specific identification method. The Company periodically reviews its inventories and makes provisions as necessary for estimated excess, obsolete or damaged goods to ensure values approximate the lower of cost or market. The amount of any such provision is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, selling prices and market conditions.

The Company purchases the majority of inventory from locations oversees and maintains terms where title of the product transfers upon shipment. The Company has $6,890,770 and $5,147,313 of inventory in transit, including estimated shipping costs, as of December 31, 2016 and 2015, respectively.

Property and Equipment—Property and equipment is recorded at cost. Depreciation of property and equipment is provided for using the straight-line method over the estimated useful lives of the assets. The estimated lives used in determining depreciation are as follows:

Years
Forklifts	3 - 7
Warehouse equipment	5 - 7
Office equipment	3 - 7
Showroom displays	3 - 7
Trucks	5

PENTAL GRANITE & MARBLE, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1—Description of Operations and Summary of Significant Accounting Policies (Continued)

Leasehold improvements are amortized using the straight-line method over the shorter of their useful lives or the lease term.

Valuation of Long-Lived Assets—The Company periodically evaluates the carrying value of long-lived assets, including, but not limited to, property and equipment. For assets that are to be held and used, an impairment charge is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than carrying value. Fair values are determined using quoted market values, discounted cash flows, or external appraisals, as applicable. No impairment of long-lived assets was recognized during the years ended December 31, 2016 and 2015.

Supplier Advance Deposits—The Company prepays certain suppliers for inventory purchases in the normal course of business. During 2014, the Company made advances to one supplier amounting to approximately $5,174,000 as of December 31, 2014. In exchange for the advances, the Company received a discount on purchased materials until the advance was paid down. The Company also received exclusive rights to sell this supplier’s materials to an additional 18 U.S. states for a total of 23 states with exclusive distributor rights. The advance was fully recovered as of May 2016.

Approximately 91% of supplier advance deposits were paid to four vendors and 91% of supplier advance deposits were paid to one vendor at December 31, 2016 and 2015, respectively. Supplier advance deposits were $10,787 and $2,472,502 as of December 31, 2016 and 2015, respectively. The large decrease in advance deposits is due to one supplier extending terms and the unwinding of the $5,174,000 advance.

Customer Deposits—The Company requires certain customers to prepay for orders of product not maintained in inventory in the normal course of business.

Deferred Rent—The Company recognizes rent expense related to facilities leases on a straight-line basis, and accrues a liability for rent expense recognized in excess of the rents paid to date. The deferred rent liability at December 31, 2016 and 2015, is $385,390 and $515,700, respectively.

Concentrations of Credit Risk—The Company’s financial instruments that are exposed to concentrations of credit risk consist of cash and accounts receivable. At times, the Company has cash deposits in excess of federally insured limits at a single major financial institution.

The Company extends credit terms to customers in the normal course of business and requires no collateral or other security. The maximum accounting loss from the credit risk associated with the accounts receivable is the amount of the receivables recorded.

Vendor Concentrations—Approximately 72% and 71% of inventory purchases were from one supplier for the years ended December 31, 2016 and 2015, respectively, which is located outside of the United States of America. Approximately 55% and 32% of accounts payable at December 31, 2016 and 2015, respectively, is due to two suppliers.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results can differ from these estimates, including those related to the allowance for doubtful accounts, the reserve for inventory obsolescence and depreciation and amortization.

Revenue Recognition—The Company recognizes revenue when the following four basic criteria are met: a) persuasive evidence of an arrangement exists; b) delivery has occurred or services have been rendered; c) the

PENTAL GRANITE & MARBLE, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1—Description of Operations and Summary of Significant Accounting Policies (Continued)

price to the buyer is fixed and determinable; and d) collectability is reasonably assured. Based on these criteria, the Company generally recognizes revenue at the point of sale or upon delivery to the customer site. For goods shipped by third party carriers, the Company recognizes revenue upon shipment since terms are generally free on board (FOB) shipping point. The Company also arranges for certain products to be shipped directly from the manufacturer to the customer. The Company recognizes the gross revenue for these sales upon shipment as the terms are FOB shipping point. Sales discounts are issued to customers as direct discounts at the point of sale. Sales are recorded net of sales discounts amounting to $418,815 and $481,329 for the years ended December 31, 2016 and 2015, respectively.

Shipping and Handling Costs—Shipping and handling costs on goods received as well as the cost of shipping product to customers is included in cost of sales. Shipping and handling costs charged to customers are included in sales.

Sales Taxes—The Company’s policy is to present the taxes collected from customers and remit to governmental authorities on a net basis.

Advertising—Advertising costs, which are included in operating expenses, are expensed as incurred. Advertising expense is $2,601,983 and $2,244,213 for the years ended December 31, 2016 and 2015, respectively.

Income taxes—With the consent of the stockholders, the Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay corporate income tax on its taxable income. Instead, each stockholder is liable for individual federal income taxes on the Company’s taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

The Company does not have any entity-level uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customer (Topic 606). ASU 2014-09 provides a single comprehensive revenue recognition model to apply in determining how and when to recognize revenue. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. When applying the new revenue model to contracts with customers, the guidance requires five steps to be applied, which include: 1) identify the contract(s) with a customer, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations in the contract and 5) recognize revenue when (or as) the entity satisfies a performance obligation.

The guidance also requires both quantitative and qualitative disclosures, which are more comprehensive than existing revenue standards. The disclosures are intended to enable financial statement users to understand the nature, timing and uncertainty of revenue and the related cash flow.

The Company is currently evaluating the impact of the adoption of these standards and the impact on the financial statements is not yet known.

Subsequent Events—Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are available to be issued. The Company recognizes in the financial statements the

PENTAL GRANITE & MARBLE, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1—Description of Operations and Summary of Significant Accounting Policies (Continued)

effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet, but arose after the balance sheet date and before financial statements were available to be issued.

The Company has evaluated subsequent events through August 17, 2017, which is the date the financial statements were originally available to be issued, and October 31, 2017, the date the financial statements were reissued (Note 6).

Note 2—Property and Equipment

Property and equipment consist of the following at December 31:

	2016	2015
Leasehold improvements	$1,673,737	$1,675,677
Forklifts	1,095,676	889,581
Warehouse equipment	1,060,725	826,498
Office equipment	899,874	701,106
Trucks	915,592	588,091
Showroom displays	312,070	264,122

	5,957,674	4,945,075
Less accumulated depreciation and amortization	(3,672,575)	(3,547,031)

	2,285,099	1,398,044
Assets not placed in service	10,071	7,466

	$2,295,170	$1,405,510

Depreciation and amortization expense during 2016 and 2015 totaled $616,464 and $493,276, respectively.

Note 3—Line of Credit

At December 31, 2016, the Company maintains a revolving credit line at a bank with a credit limit of $10,000,000 collateralized by substantially all assets of the Company. Interest is paid monthly at the bank’s base rate plus an applicable margin (2.60% and 2.35% at December 31, 2016 and 2015, respectively). The line of credit requires the Company to meet certain financial loan covenants.

The outstanding line of credit balance at December 31, 2016 and 2015 totals $422,713 and $957,303, respectively. Subsequent to year end, the line of credit balance was paid in full as of February 27, 2017, see Note 7.

PENTAL GRANITE & MARBLE, INC.

NOTES TO FINANCIAL STATEMENTS

Note 4—Long-Term Debt

	2016	2015
Computer purchase contract payable, collateralized by software and computer equipment, payable in 24 interest-free installments of $5,100, maturing June 30, 2018.	$89,389	$—

Computer purchase contract payable, collateralized by software and computer equipment, payable in 24 interest-free installments of $2,100, maturing September 30, 2017.	19,950	42,206

Computer purchase contract payable, collateralized by software and computer equipment, payable in 24 interest-free installments of $3,895, matured June 30, 2016.	—	26,159

	109,339	68,365
Less current portion	(75,088)	(48,268)

	$34,251	$20,097

Future minimum payment requirements are as follows:

2017	$75,088
2018	34,251

$109,339

Note 5—Retirement Plan

The Company sponsors a 401(k) plan for qualifying employees in which the employee may defer a portion of their compensation. The Company made no matching contributions to the plan during 2016 and 2015. Effective May 13, 2017, the 401(k) match was reinstated at 40% up to 6% of an employee’s deferred amount.

Note 6—Commitments and Contingencies

Seattle Office and Warehouse Leases—The Company leases an office, warehouse, and storage space in Seattle, Washington. The current cash rent is for $84,950 per month with an escalation clause in addition to common area maintenance. The lease expires in August 2018 with an option to renew for a period of five years.

The Company leases another building in Seattle. The current lease is for $16,021 per month with an escalation clause in addition to common area maintenance. The lease expires in September 2018.

Portland Office and Warehouse Lease—The Company leases office and warehouse space in Portland, Oregon. The current cash rent is for $24,717 per month with an escalation clause in addition to common area maintenance. This lease expires in November 2020, with an option to renew for a period of five years.

Fife Office and Warehouse Lease—The Company leases office and warehouse space in Fife, Washington. The current cash rent is for $21,860 per month with an escalation clause in addition to the triple net charges. This lease expires in August 2018 with an option to renew for a period of five years.

Van Nuys Office and Warehouse Lease—The Company leases an office and warehouse space in Van Nuys, California. The current cash rent is for $29,528 per month with an escalation clause in addition to common area maintenance. The lease expires in September 2017 with an option to renew for five years.

Denver Office and Warehouse Lease—The Company leases an office and warehouse space in Denver, Colorado. The current cash rent is for $35,119 per month with an escalation clause in addition to common area maintenance. The lease expires in October 2023 with an option to renew for five years.

PENTAL GRANITE & MARBLE, INC.

NOTES TO FINANCIAL STATEMENTS

Note 6—Commitments and Contingencies (Continued)

Total building lease expense for the years ended December 31, 2016 and 2015 is $2,049,566 and $1,909,772, respectively. Total common area maintenance expense associated with leased buildings for the years ended December 31, 2016 and 2015 is $615,700 and $538,912, respectively.

Equipment Leases—The Company has agreements to lease certain office equipment. The agreements are for 60 months expiring through 2021. Total equipment lease expense for the years ended December 31, 2016 and 2015 is $24,176 and $21,010, respectively.

Future minimum lease payments for all operating leases are as follows:

2017	$2,475,703
2018	1,767,047
2019	756,853
2020	747,409
2021	457,554
Thereafter	862,061

$7,066,627

Exclusive Distributor Rights (Restated)—The Company’s main supplier has agreed to allow the Company exclusive distribution rights in 23 states in the United States of America. To maintain these rights, the Company must meet certain minimum purchase requirements. Purchase volumes for the period June 30 2015 to June 30 2016 state the minimum purchased quantity must be 70 containers per month and for July 1, 2016 to December 31, 2020 the minimum purchase quantity shall be 90 containers per month. As of December 31, 2016, future minimum purchases are as follows:

2017	$34,800,000
2018	34,800,000
2019	34,800,000
2020	34,800,000

$139,200,000

If the Company falls short of these minimum requirements in any given calendar year, the Company has agreed to negotiate with the supplier to arrive at a mutually acceptable resolution. There are no financial penalties to the Company if such commitments are not met; however, the supplier reserves the right to remove exclusive distribution rights privileges.

As previously reported, the annual purchase commitment was disclosed as $2,900,000 for fiscal years 2017 through 2020. As corrected and tabulated above, the annual purchase commitment is $34,800,000 for fiscal years 2017 through 2020. This revision did not have an impact on the Company’s financial position, results of operations or cash flows.

Litigation—The Company is subject to litigation and claims arising in the normal course of business. In the opinion of management, any judgments or settlements resulting from those matters would not be material to the Company’s financial condition, results of operation, or cash flows.

Note 7—Subsequent Event

On February 27, 2017, the Company sold 100% of its stock to an unrelated third party, Architectural Granite & Marble, LLC (AG&M) for a total purchase price of approximately $84,500,000. In conjunction with the transaction the Company’s line of credit was repaid. The Company continues to operate as a wholly-owned subsidiary of AG&M.

Select Interior Concepts, Inc.

Unaudited Pro Forma Condensed Consolidated Financial Statements

for the Year Ended December 31, 2017

The unaudited pro forma condensed consolidated statement of operations included herein has been prepared pursuant to the rules and regulations of the U.S. Securities and Exchange Commission. Certain information and certain footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles (“GAAP”) have been condensed or omitted pursuant to these rules and regulations; however, management believes that the disclosures are adequate to make the information presented not misleading.

On February 28, 2017, we acquired 100% of the equity interests (which we refer to as the “Pental Acquisition”) in Pental Granite and Marble, LLC (which we refer to as “Pental”), which is engaged in the selling of granite, marble and related products. The total purchase price of $95 million was comprised of $85 million in cash and $10 million in equity of ASG. This acquisition was accounted for using the acquisition method of accounting. Accordingly, the assets acquired and liabilities assumed are recorded at their fair values as of the date of the acquisition. The results of the acquired operations are included in the Company’s consolidated results of operations from the date of acquisition by ASG (February 28, 2017) through December 31, 2017.

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2017 gives effect to the transaction described in the preceding paragraph as if it had occurred on January 1, 2017. The assumptions and estimates underlying the unaudited adjustments to the pro forma condensed consolidated financial statements are described in the accompanying notes, which should be read together with the pro forma condensed consolidated financial statements.

The Company’s historical condensed consolidated statement of operations for the year ended December 31, 2017 has been derived from the historical audited consolidated financial statements of the Company.

You should read the following unaudited pro forma condensed financial information in conjunction with the Company’s historical consolidated financial statements and related notes.

Unaudited Pro Forma Condensed Consolidated Statements of Operations

December 31, 2017

(in thousands, except for per share information)

	Historical Company	Pental — Two Months Ended February 28, 2017	Pro Forma Adjustments	Notes	Pro Forma Consolidated
Revenue	$	$	$		$
Costs of revenue, exclusive of depreciation and amortization
Depreciation and amortization expense
Selling, general and administrative expense

Income from operations	$	$	$		$
Interest expense

Income before income taxes	$	$	$		$
Income taxes

Net income	$	$	$		$

Basic and diluted earnings per share

Weighted-average shares

See accompanying notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements.

Select Interior Concepts, Inc.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 1—Basis of presentation

The historical consolidated financial statements have been adjusted in the pro forma condensed consolidated financial statements to give effect to pro forma events that are (i) directly attributable to the acquisition of Pental described in the introductory note preceding the pro forma presentations, (ii) factually supportable, and (iii) with respect to the pro forma condensed consolidated statement of operations, expected to have a continuing impact on the consolidated results following the business combination.

The November 22, 2017 combination of our two primary operating subsidiaries, Residential Design Services, LLC (which we refer to as “RDS”), and Architectural Surfaces Group, LLC (which we refer to as “ASG”), into the Company was accounted for as a combination of entities under common control. Accordingly, the historical 2017 consolidated results of the Company include the results of both RDS and ASG for all of 2017 under the “as if pooling” method.

The February 28, 2017 acquisition of Pental was accounted for using the acquisition method of accounting. Accordingly, the assets acquired and liabilities assumed were recorded at their fair values as of the date of the acquisition. The results of the acquired operations are included in the Company’s consolidated results of operations from the date of acquisition by ASG (February 28, 2017) through December 31, 2017. The 2017 unaudited pro forma condensed consolidated financial statements reflect the effect of that acquisition as if the acquisition occurred on January 1, 2017.

The pro forma condensed consolidated financial statements do not necessarily reflect what the consolidated company’s financial condition or results of operations would have been had the events described in the two preceding paragraphs occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of operations of the consolidated company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The consolidated pro forma financial information does not reflect the realization of any expected cost savings or other synergies from the combination of RDS and ASG into the Company or the acquisition of Pental as a result of restructuring activities and other planned cost savings initiatives following the completion of these transactions.

Note 2—Capital and financing transactions

In February 2017, ASG entered into a loan and security agreement with a financial institution offering a term loan in the amount of $105 million. The proceeds from this loan were used (i) to fund the $85 million cash portion of the purchase price for the Pental Acquisition, (ii) to retire the outstanding balance on the Pental line of credit of $2.6 million as of February 27, 2017, and (iii) for other purposes unrelated to the Pental Acquisition. Amounts due under the term loan bear interest at the LIBOR rate plus an applicable margin as defined therein (totaling of 8.03% as of February 28, 2017). Interest is payable monthly, with principal payments due in quarterly installments beginning July 1, 2017 through maturity (February 28, 2022). Availability under ASG’s line of credit was also increased to $40 million.

Select Interior Concepts, Inc.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 3—Pro forma adjustments

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed consolidated financial information:

(a)	Reflects incremental amortization of Pental identifiable intangibles from January 1, 2017 to February 28, 2017 (the closing date of the Pental Acquisition).

(b)	Reflects changes to interest expense from ASG borrowings to finance the Pental Acquisition and the refinancing of Pental borrowings at time of the Pental Acquisition as if those transactions occurred on January 1, 2017.

(c)	Reflects the effects of new compensation arrangements for key executives in connection with the Pental Acquisition as if those transactions occurred on January 1, 2017.

(d)	Reflects the effects of any changes to share-based compensation programs resulting from replacement awards issued to continuing employees in connection with the Pental Acquisition as if those transactions occurred on January 1, 2017.

(e)	Adjustments have been made to exclude transaction costs and one-time bonuses paid to executives upon the closing of the Pental Acquisition that are not indicative of recurring costs.

(f)	Reflects the income tax effect of pro forma adjustments based on the estimated blended federal and state statutory tax rate.

             Shares

Select Interior Concepts, Inc.

Class A Common Stock

PROSPECTUS

B. Riley FBR

                    , 2018

Until                     , 2018 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade shares of our Class A Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities, nor a solicitation of an offer to buy these securities, in any jurisdiction where the offer, solicitation, or sale is not permitted.

Select Interior Concepts, Inc.

             Shares

Class A Common Stock

This prospectus relates solely to the resale of up to an aggregate of              shares of our Class common stock, par value $0.01 per share (which we refer to as our “Class A Common Stock”), by the selling stockholders identified in this prospectus (which term as used in this prospectus includes pledgees, donees, transferees or other successors-in-interest). We are registering the offer and sale of the shares of our Class A Common Stock, which were acquired by the selling stockholders in our November 2017 private offering and private placement.

The selling stockholders may offer the shares of our Class A Common Stock from time to time as they may determine through public or private transactions or through other means described in the section entitled “Plan of Distribution.” The prices at which the selling stockholders may sell the shares of our Class A Common Stock may be determined by the prevailing market price for the shares at the time of sale, may be different than such prevailing market prices, or may be determined through negotiated transactions with third parties. Until the shares of our Class A Common Stock are regularly traded on the NASDAQ Global Select Market, we expect that the selling stockholders initially will sell their shares, if any shares are sold, at a price of $         per share, which is the initial public offering price per share in our initial public offering (which we refer to as the “IPO”).

We will not receive any of the proceeds from the sale of these shares of our Class A Common Stock by the selling stockholders. We have agreed to pay all expenses relating to registering these shares of our Class A Common Stock. The selling stockholders will pay any brokerage commissions and/or similar charges incurred for the sale of these shares of our Class A Common Stock.

Prior to the date of this prospectus, there was not a public market for the shares of our Class A Common Stock. Because all of the shares offered under this prospectus are being offered by the selling stockholders, we cannot currently determine the price or prices at which the shares may be sold under this prospectus.

We intend to apply to list the shares of our Class A Common Stock on the NASDAQ Global Select Market, under the symbol “SIC.”

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, under applicable federal securities laws and are eligible for reduced public company reporting requirements. See “Summary—Emerging Growth Company Status.”

Investing in our Class A Common Stock involves risks. See “Risk Factors” beginning on page     .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                    , 2018

Alternate Page for Selling Stockholders Resale Prospectus - front cover

You should rely only on the information contained in this prospectus or any free writing prospectus prepared by us. We and the selling stockholders have not authorized anyone to provide you with any information, other than the information contained in this prospectus or any free writing prospectus prepared by us, and we and the selling stockholders take no responsibility for any other information that others may give you. We and the selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any free writing prospectus prepared by us is accurate only as of the date on its respective cover, regardless of the time of delivery of this prospectus or any free writing prospectus or the time of any sale of shares of our Class A Common Stock. Our business, properties, results of operations, financial condition, or prospects may have changed since those dates.

Page
Summary	S-1
Risk Factors
Cautionary Note Regarding Forward-Looking Statements
Statement Regarding Industry and Market Data
Use of Proceeds
Dividend Policy
Selected Financial Information
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Our Business
Management
Executive and Director Compensation
Certain Relationships and Related Party Transactions
Principal Stockholders
Selling Stockholders
Description of Capital Stock
Shares Eligible For Future Sale
Certain U.S. Federal Income Tax Considerations for Non-U.S. Holders
Plan of Distribution
Legal Matters
Change in Accountants
Experts
Where You Can Find More Information
Index to Consolidated Financial Statements	S-F-1

Alternate Page for Selling Stockholders Resale Prospectus - i

SUMMARY

Recent Developments

Initial Public Offering

We are planning to sell our Class A Common Stock in the IPO, and expect to receive net proceeds from the IPO of approximately $         million (assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of the IPO prospectus), or approximately $         million if the underwriters in the IPO exercise in full their over-allotment option to purchase up to              additional shares of our Class A Common Stock in the IPO, after deducting the underwriting discounts and commissions and the estimated offering expenses of approximately $         million payable by us. We intend to use the net proceeds from the IPO primarily to finance the opening of new branches, and, to the extent not used for opening new branches, we intend to use the net proceeds for working capital and general corporate purposes, including acquisitions. The remainder of the net proceeds will be used for working capital and general corporate purposes, including acquisitions.

Alternate Sections for Selling Stockholders Resale Prospectus - 1

The Offering

Class A Common Stock Offered by the Selling Stockholders	shares.

Common Stock Offered by Us in the IPO	shares (plus up to additional shares of our Class A Common Stock that the underwriters in the IPO have an option to purchase from us at the initial public offering price less the underwriting discounts and commissions to cover over-allotments, if any).

Class A Common Stock to be Outstanding Immediately After the IPO	shares.

Use of Proceeds	We will not receive any proceeds from the sale of shares of our Class A Common Stock by the selling stockholders pursuant to this prospectus.

Dividend Policy	We currently intend to retain our future earnings, if any, to finance the development and expansion of our businesses and, therefore, do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments, and such other factors as our board of directors deems relevant in its discretion. See “Dividend Policy.”

NASDAQ Symbol	We intend to apply to list the shares of our Class A Common Stock on the NASDAQ Global Select Market under the symbol “SIC.”

Risk Factors	Investing in our Class A Common Stock involves a high degree of risk. For a discussion of factors you should carefully consider before making an investment decision, see “Risk Factors” beginning on page S- .

Except as otherwise indicated, all information in this prospectus assumes no exercise by the underwriters in the IPO of their option to purchase additional shares of our Class A Common Stock in the IPO to cover over-allotments, if any.

The number of shares of our Class A Common Stock to be outstanding immediately after the IPO:

(i)	includes an aggregate of 3,864,626 shares of Class A Common Stock that will be issued in connection with the automatic conversion of the same number of shares of our Class B Common Stock (representing all the shares of Class B Common Stock that are outstanding immediately prior to the IPO), upon the registration statement of which this prospectus forms a part being declared effective by the SEC and the shares of our Class A Common Stock being listed on the NASDAQ Global Select Market by May 31, 2018, each of which should be effected prior to or upon the completion of the IPO;

Alternate Sections for Selling Stockholders Resale Prospectus - 2

(ii)	does not include an aggregate of 358,451 shares of restricted stock, subject to vesting, that have been granted under our 2017 Incentive Compensation Plan;

(iii)	does not include an aggregate of 1,848,727 shares of our common stock remaining and reserved for awards that may be granted in the future under our 2017 Incentive Compensation Plan; and

(iv)	does not include up to shares of our Class A Common Stock issuable upon the exercise in full by the underwriters in the IPO of their option to purchase additional shares of our Class A Common Stock in the IPO.

Alternate Sections for Selling Stockholders Resale Prospectus - 3

USE OF PROCEEDS

We are registering these shares of our Class A Common Stock for resale by the selling stockholders. We will not receive any proceeds from the sale of the shares of our Class A Common Stock offered by the selling stockholders pursuant to this prospectus. The net proceeds from the sale of the shares of our Class A Common Stock offered pursuant to this prospectus will be received by the selling stockholders.

Alternate Sections for Selling Stockholders Resale Prospectus - 4

OUR BUSINESS

Recent Developments

Initial Public Offering

We are planning to sell our Class A Common Stock in the IPO, and expect to receive net proceeds from the IPO of approximately $        million (assuming an initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of the IPO prospectus), or approximately $        million if the underwriters in the IPO exercise in full their over-allotment option to purchase up to             additional shares of our Class A Common Stock in the IPO, after deducting the underwriting discounts and commissions and the estimated offering expenses of approximately $        million payable by us. We intend to use the net proceeds from the IPO primarily to finance the opening of new branches, and, to the extent not used for opening new branches, we intend to use the net proceeds for working capital and general corporate purposes, including acquisitions. The remainder of the net proceeds will be used for working capital and general corporate purposes, including acquisitions.

Alternate Sections for Selling Stockholders Resale Prospectus - 5

SELLING STOCKHOLDERS

The selling stockholders listed in the table below may from time to time offer and sell pursuant to this prospectus any or all of the shares of our Class A Common Stock that they respectively beneficially own as set forth below. When we refer to “selling stockholders” in this prospectus, we mean the persons and entities listed in the table below, and the pledgees, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling stockholders’ interests in shares of our Class A Common Stock other than through a public sale.

In accordance with SEC rules, the beneficial ownership of each of the selling stockholders includes:

•	all shares the selling stockholder actually owns beneficially or of record;

•	all shares over which the selling stockholder has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and

•	all shares the selling stockholder has the right to acquire within 60 days.

Certain of the selling stockholders may be deemed to be underwriters as defined in the Securities Act. Any profits realized by the selling stockholders may be deemed to be underwriting commissions.

The following table sets forth, as of the date of this prospectus, the name of each selling stockholder for whom we are registering shares of our Class A Common Stock for resale to the public, and the number of shares that each selling stockholder may offer pursuant to this prospectus. The shares of our Class A Common Stock offered by the selling stockholders were originally issued and sold by us in the November 2017 private offering and private placement pursuant to exemptions from the registration requirements of the Securities Act. We agreed to file a registration statement covering the resale of such shares received by the selling stockholders. We have filed with the SEC, under the Securities Act, a registration statement on Form S-l with respect to the resale of such shares of our Class A Common Stock from time to time by the selling stockholders, and this prospectus forms a part of that registration statement.

We have been advised that, as noted below in the footnotes to the table,            of the selling stockholders are broker-dealers or affiliates of broker-dealers. We have been advised that each such selling stockholder purchased such shares of Class A Common Stock in the ordinary course of business, not for resale, and that no such selling stockholders had, at the time of purchase, any agreements or understandings, directly or indirectly, with any person to distribute such shares of our Class A Common Stock. All selling stockholders are subject to Rule 105 of Regulation M and are precluded from engaging in any short selling activities prior to effectiveness of the registration statement of which this prospectus forms a part.

Except with respect to Trive Capital Management LLC, an entity affiliated with Christopher Zugaro, the Chairman of our board of directors, and Gateway Securities Holdings, LLC, an entity affiliated with Brett G. Wyard, one of our directors, as noted in the footnotes to the table below, none of the other selling stockholders have, or have had since our inception, any position, office or other material relationship with us or any of our affiliates. Based on information provided to us by the selling stockholders and as of the date the same was provided to us, assuming that the selling stockholders sell all the shares of our Class A Common Stock beneficially owned by them that have been registered by us and do not acquire any additional shares during the offering, the selling stockholders will not own any shares other than those appearing in the column entitled “Number of Shares Owned After the Offering.” We cannot advise as to whether the selling stockholders will in fact sell any or all of such shares. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares in

Alternate Sections for Selling Stockholders Resale Prospectus - 6

transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth on the table below.

Name of Selling Stockholder	Number of Shares of Our Class A Common Stock Beneficially Held Immediately Prior to the Offering	Number of Shares of Our Class A Common Stock to be Sold in the Offering	Number of Shares of Our Class A Common Stock Beneficially Held Immediately After the Offering

(1)

(2)

Alternate Sections for Selling Stockholders Resale Prospectus - 7

DESCRIPTION OF CAPITAL STOCK

Registration Rights Agreement

In connection with the November 2017 private offering and private placement of our Class A Common Stock, we entered into a registration rights agreement (which we refer to as the “Registration Rights Agreement”) with B. Riley FBR, Inc., as the initial purchaser and placement agent, acting for itself and for the benefit of the purchasers of our Class A Common Stock in the November 2017 private offering and private placement.

Under the Registration Rights Agreement, we agreed, at our expense, to use our commercially reasonable efforts to file with or confidentially submit to the SEC as soon as reasonably practicable following the completion of the November 2017 private offering and private placement, but in no event later than January 31, 2018, a shelf registration statement (which we refer to as the “Resale Shelf Registration Statement”) registering for resale all of the shares of our Class A Common Stock sold in the November 2017 private offering and private placement that are not sold by the selling stockholders in the IPO, plus any additional shares of Class A Common Stock issued in respect thereof whether by stock dividend, stock distribution, stock split, or otherwise (which we refer to collectively as the “registrable shares”). We are obligated to use our commercially reasonable efforts to cause the Resale Shelf Registration Statement to be declared effective by the SEC under the Securities Act, and to have our Class A Common Stock listed on a national securities exchange, as promptly as practicable, but in any event no later than May 31, 2018, and to continuously maintain the effectiveness of the Resale Shelf Registration Statement under the Securities Act, subject to certain permitted blackout periods, until the first to occur of:

•	the date on which the registrable shares covered by the Resale Shelf Registration Statement have been resold in accordance with the Resale Shelf Registration Statement;

•	the date on which the registrable shares covered by the Resale Shelf Registration Statement have been sold pursuant to Rule 144 (or any successor or analogous rule) under the Securities Act;

•	the date on which the registrable shares covered by the Resale Shelf Registration Statement have been sold to us or cease to be outstanding; and

•	the first anniversary of the effective date of the Resale Shelf Registration Statement, subject to certain extension periods as applicable.

We have filed with the SEC a registration statement on Form S-1 for the IPO and for the resale of the registrable shares that are not sold by the selling stockholders in the IPO, and this prospectus forms a part of that registration statement, which is considered the Resale Shelf Registration Statement.

Pursuant to the Registration Rights Agreement and our charter, if (i) if the Resale Shelf Registration Statement is not filed with or confidentially submitted to the SEC by January 31, 2018, and/or (ii) the Resale Shelf Registration Statement is not declared effective by the SEC and the Class A Common Stock is not listed on a national securities exchange by May 31, 2018, dividends on shares of our Class A Common Stock (which we refer to as the “Special Stock Dividends”) will accrue at a daily rate equal to the quotient of (a) 0.05 multiplied by 21,750,000 (the aggregate number of shares of our Class A Common Stock sold and issued in the November 2017 private offering and private placement) divided by (b) 365, up to a maximum aggregate number of shares of our Class A Common Stock equal to 1,460,149 shares, and will cease accruing upon satisfaction of the foregoing conditions. 1,000,000 shares of our Class B Common Stock held by affiliates of Trive Capital, and 460,149 shares of our Class B Common Stock held by certain senior management have been deposited into an escrow account and subject to repurchase by us, at a price of $0.01 per share, and immediate cancellation in an amount corresponding to any Special Stock Dividends paid.

Alternate Sections for Selling Stockholders Resale Prospectus - 8

In addition, if a Resale Shelf Registration Statement has not been declared effective by the SEC and the Class A Common Stock has not been listed for trading on a national securities exchange by May 31, 2019, then the Registration Rights Agreement requires that our board of directors (i) take all necessary action to expand the size of our board of directors by such number of additional members such that the additional members constitute a majority of the enlarged board of directors, and (ii) include as part of the agenda for our 2019 annual meeting of stockholders the election of such number of directors as there are then vacancies on our board of directors due to the enlargement of our board of directors, unless the holders of at least eighty percent (80%) of the registrable shares have (at a duly called meeting or by written consent) waived such requirement. In such special meeting, affiliates of Trive Capital and certain of our directors and officers have agreed to vote their shares of Class B Common Stock in proportion to the holders of the registrable shares.

However, if the SEC declares the Resale Shelf Registration Statement effective and our Class A Common Stock is listed on a national securities exchange on or before May 31, 2018, then, pursuant to the Registration Rights Agreement and our charter, each share of our Class B Common Stock will automatically be converted into the right to receive one fully paid and non-assessable share of our Class A Common Stock. This conversion should be effected upon completion of the IPO. In addition, the conditions that would require the accrual and payment of Special Stock Dividends, and the expansion of the size of our board of directors and the inclusion of the special election agenda item for our 2019 annual meeting of stockholders, should no longer be applicable upon completion of the IPO.

Each of the selling stockholders has agreed with us not to directly or indirectly sell, offer to sell, grant any option or otherwise transfer or dispose of any shares of our Class A Common Stock for 60 days after the effective date of the registration statement of which this prospectus forms a part.

We have agreed to indemnify the selling stockholders for certain violations of federal or state securities laws in connection with any registration statement in which the selling stockholders sell their shares of our Class A Common Stock pursuant to these registration rights.

The preceding summary of certain provisions of the Registration Rights Agreement is not intended to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the Registration Rights Agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Alternate Sections for Selling Stockholders Resale Prospectus - 9

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon the completion of the IPO, as a result of:

•	the issuance of shares of our Class A Common Stock in the IPO, and

•	the issuance of 3,864,626 shares of our Class A Common Stock in connection with the automatic conversion of the same number of shares of our Class B Common Stock (representing all the shares of Class B Common Stock that are outstanding immediately prior to the IPO), upon the registration statement of which this prospectus forms a part being declared effective by the SEC and the shares of our Class A Common Stock being listed on the NASDAQ Global Select Market by May 31, 2018,

there will be                  shares of our Class A Common Stock issued and outstanding (                 shares if the underwriters exercise in full their option to purchase                  additional shares of our Class A Common Stock in the IPO).

Of the total number of shares of our Class A Common stock to be issued and outstanding upon completion of the IPO:

•	shares are being offered and sold in the IPO ( shares if the underwriters exercise in full their option to purchase additional shares in the IPO). These shares will be freely transferable without restriction or further registration under the Securities Act, except that any shares held or acquired by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, will be subject to the volume limitations and other restrictions of Rule 144 described below;

•	shares may be resold by the selling stockholders identified in this prospectus. These shares will be freely transferable without restriction or further registration under the Securities Act, except that any shares subsequently acquired by our affiliates will be subject to the volume limitations and other restrictions of Rule 144 described below. In addition, these shares are subject to lock-up provisions for 60 days after the date of this prospectus (or 180 days after the date of this prospectus in the case of any such shares held by a selling stockholder or any of our directors or officers); and

•	the remaining 3,864,626 shares have not been registered and may be “restricted” securities within the meaning of Rule 144 under the Securities Act. These shares may not be sold unless they are registered under the Securities Act, the restrictions under Rule 144 have lapsed, or another exemption from registration is available. In addition, these shares are subject to lock-up agreements for 60 days after the date of this prospectus (or for 180 days after the date of this prospectus in the case of any such shares held by any of our directors or officers).

Prior to the IPO, there has been no public market for shares of our Class A Common Stock. Although we intend to apply to list the shares of our Class A Common Stock on the NASDAQ Global Select Market under the symbol “SIC,” an active trading market for our Class A Common Stock may never develop or, if one develops, it may not be sustained following the IPO. No assurance can be given as to the likelihood that an active trading market for our Class A Common Stock will develop, the liquidity of any such market, the ability of our stockholders to sell their shares, or the prices that our stockholders may obtain for any of their shares. No prediction can be made as to the effect, if any, that future sales of shares of our Class A Common Stock, or the availability of shares of our Class A Common Stock for future sale, will have on prevailing market prices from time to time. Sales of substantial amounts of our Class A Common Stock, or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A Common Stock. See “Risk Factors—Risks Related to this Offering and Ownership of our Class A Common Stock.”

Alternate Sections for Selling Stockholders Resale Prospectus - 10

PLAN OF DISTRIBUTION

We are registering the shares of our Class A Common Stock covered by this prospectus to permit the selling stockholders to conduct public secondary trading of these shares from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the shares offered by this prospectus. The aggregate proceeds to the selling stockholders from the sale of the shares will be the purchase price of the shares less any discounts and commissions. Each selling stockholder reserves the right to accept and, together with their respective agents, to reject, any proposed purchase of shares to be made directly or through agents.

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of our Class A Common Stock offered by this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may occur at fixed prices, at negotiated prices, at market prices prevailing at the time of sale, or at prices related to prevailing market prices. Until our shares of our Class A Common Stock are regularly traded on the NASDAQ Global Select Market, we expect that the selling stockholders initially will sell their shares, if any shares are sold, at a price of $        per share, which is the initial public offering price per share in the IPO. The selling stockholders may use any one or more of the following methods when selling the shares offered by this prospectus:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

In connection with these sales, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions that in turn may:

•	engage in short sales of shares of the Class A Common Stock in the course of hedging their positions;

•	engage in short sales of shares of the Class A Common Stock and deliver shares of the Class A Common Stock to close out short positions;

•	loan or pledge shares of the Class A Common Stock to broker-dealers or other financial institutions that in turn may sell shares of the Class A Common Stock;

•	enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of shares of the Class A Common Stock, which the broker-dealer or other financial institution may resell under this prospectus; or

Alternate Sections for Selling Stockholders Resale Prospectus - 11

•	enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholder and any underwriter, broker-dealer or agent regarding the sale of the shares by the selling stockholders.

We intend to apply to list the shares of our Class A Common Stock on the NASDAQ Global Select Market under the symbol “SIC.” However, we can give no assurances as to the development of liquidity or a trading market for the shares.

Subject to certain exceptions, we and all of our officers and directors have agreed that, without the prior written consent of the representatives of the underwriters of the IPO, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock;

•	file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Additionally, all of our other stockholders have agreed with us not to directly or indirectly sell, offer to sell, grant any option or otherwise transfer or dispose of our common stock for 180 days, in the case of the selling stockholders in the IPO, or 60 days, in the case of the selling stockholders named in this prospectus, in each case after the date of this prospectus. We have agreed not to waive or otherwise modify this agreement without the prior written consent of the representatives of the underwriters in the IPO.

The restrictions described in the immediately preceding paragraph do not apply to the sale of shares of our Class A Common Stock to the underwriters in the IPO or transactions by any person other than us and our directors and officers relating to shares of our Class A Common Stock or other securities acquired in the IPO or in open market transactions after completion of the IPO.

The representatives of the underwriters in the IPO, in their sole discretion, may release, or authorize us to release, as the case may be, the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

In compliance with the guidelines of the Financial Industry Regulatory Authority (which we refer to as “FINRA”), the aggregate maximum discount, commission or agency fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the proceeds from any offering pursuant to this prospectus.

Alternate Sections for Selling Stockholders Resale Prospectus - 12

Any shares of our Class A Common Stock covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The shares covered by this prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than under this prospectus. The shares covered by this prospectus may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the shares covered by this prospectus may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

Alternate Sections for Selling Stockholders Resale Prospectus - 13

LEGAL MATTERS

Certain legal matters in connection with this offering, including the validity of the shares of our Class A Common Stock offered hereby, will be passed upon for us by Greenberg Traurig, LLP, Los Angeles, California.

Alternate Sections for Selling Stockholders Resale Prospectus - 14

            Shares

Select Interior Concepts, Inc.

Class A Common Stock

PROSPECTUS

                    , 2018

Alternate Page for Selling Stockholders Resale Prospectus – back cover

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.            Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable in connection with the sale of our Class A common stock being registered. All amounts shown are estimates, except the U.S. Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority filing fee.

Description	Amount
U.S. Securities and Exchange Commission registration fee	$
Financial Industry Regulatory Authority filing fee
NASDAQ listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent and registrar fees and expenses		*
Blue Sky fees and expenses		*
Printing expenses		*
Miscellaneous		*

Total	$	*

*         To be provided by amendment.

Item 14.        Indemnification of Directors and Officers.

General Corporation Law of the State of Delaware. Under Section 145 of the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”), a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding (i) if such person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the corporation, and (ii) with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe such conduct was unlawful. In actions brought by or in the right of the corporation, a corporation may indemnify such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which that person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or other such court shall deem proper. To the extent that such person has been successful on the merits or otherwise in defending any such action, suit or proceeding referred to above or any claim, issue or matter therein, he or she is entitled to indemnification for expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. The indemnification and advancement of expenses provided for or granted pursuant to Section 145 of the DGCL is not exclusive of any other rights of indemnification or advancement of expenses to which those seeking indemnification or advancement of expenses may be entitled, and a corporation may purchase and maintain insurance against liabilities asserted against any former or current director, officer, employee or agent of the corporation, or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, whether or not the power to indemnify is provided by the statute.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit. The Company’s Amended and Restated Certificate of Incorporation provides for such limitation of liability.

Our Bylaws. Article VIII of the Company’s Amended and Restated Bylaws (which we refer to as the Company’s “Bylaws”), provides that the Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law, any person (which we refer to as a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (which we refer to as a “proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, its participants or beneficiaries, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the foregoing, subject to certain exceptions, the Company will be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Company’s board of directors. The Company shall, to the fullest extent not prohibited by applicable law, pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition; provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding will be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under the Company’s Bylaws or otherwise.

Indemnification Agreements. In addition to the provisions of the Company’s Bylaws described above, the Company has entered into an indemnification agreement with each of its directors and executive officers. These agreements require the Company to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to the Company, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Insurance. The Company maintains standard policies of insurance that provide coverage (i) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (ii) to it with respect to indemnification payments that the Company may make to such directors and officers.

Item 15. Recent	Sales of Unregistered Securities.

We were incorporated as a Delaware corporation in June 2015, and in November 2017 we were restructured pursuant to certain corporate transactions (which we refer to as the “Restructuring Transactions”). Immediately prior to the Restructuring Transactions, Trive Capital Fund I (Offshore) LP, a stockholder holding greater than 10% of our common stock as of the date of this Registration Statement, held all of our issued and outstanding common stock. Upon the filing and effectiveness pursuant to the DGCL of our Amended and Restated Certificate of Incorporation, each share of our common stock issued and outstanding immediately prior to the effectiveness of our Amended and Restated Certificate of Incorporation was automatically converted into 4,190.302 shares of our Class B common stock (which resulted in an aggregate of 4,190,302 shares of Class B common stock). In addition, as part of the of Restructuring Transactions, certain former equityholders of Residential Design Services, LLC (f/k/a TCFI LARK LLC) (which we were refer to as “RDS”) and Architectural Surfaces Group, LLC (f/k/a TCFI G&M LLC) (which we refer to as “ASG”) contributed a portion of the outstanding equity interests in each of RDS and ASG to us, and in exchange therefor, we issued an aggregate of 5,053,810 shares of our Class B common stock to such equityholders of RDS and ASG. We believe that the issuances of shares of our Class B common stock as part of the Restructuring Transactions were exempt from the registration requirements of the Securities Act of 1933, as amended (which we refer to as the “Securities Act”), in reliance upon Section 4(2) of the Securities Act.

On November 22, 2017, we completed a private offering and private placement pursuant to which we issued 18,750,000 shares of our Class A common stock, and on December 20, 2017, we issued an additional 3,000,000 shares of our Class A Common Stock pursuant to the exercise of the option granted by us to B. Riley FBR, Inc., as the initial purchaser and placement agent thereunder, in each case at an offering price of $12.00 per share (which we refer to as the “November 2017 private offering and private placement”). Some of the shares of our Class A common stock offered and sold by us in the November 2017 private offering and private placement were reoffered and resold by B. Riley FBR, Inc., as the initial purchaser, to “qualified institutional buyers,” as defined in Rule 144A under the Securities Act, in reliance upon Rule 144A under the Securities Act, or to certain persons outside the United States in offshore transactions in reliance upon Regulation S under the Securities Act. The remainder of the shares of our Class A common stock offered and sold by us in the November 2017 private offering and private placement were offered and sold pursuant to a private placement, subject to various conditions, directly to “accredited investors,” as defined in Rule 501 under the Securities Act, with B. Riley FBR, Inc. acting as placement agent, pursuant to Rule 506 of Regulation D under the Securities Act. We received net proceeds from the November 2017 private offering and private placement of approximately $244.1 million. The aggregate initial purchaser’s/placement agent’s discount and placement fee was $18,270,000. We believe that the issuances of shares of our Class A common stock in the November 2017 private offering and private placement were exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act, or Regulation D, Rule 144A or Regulation S under the Securities Act, based upon the representations to us or B. Riley FBR, Inc. by each investor or investor transferee that such investor or investor transferee was at the time of issuance an “accredited investor” as defined in Rule 501(a) under the Securities Act, a “qualified institutional investor” as defined in Rule 144A under the Securities Act, or a non-US person and otherwise was in compliance with the requirements for reliance on Regulation S under the Securities Act, as the case may be.

Item 16. Exhibits.

(a)    The following exhibits are filed as part of this Registration Statement and are numbered in accordance with Item 601 of Regulation S-K:

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant.

3.2	Amended and Restated Bylaws of the Registrant.

4.1*	Specimen Class A Common Stock Certificate of the Registrant.

5.1*	Opinion of Greenberg Traurig, LLP.

10.1†*	2017 Incentive Compensation Plan.

10.2†*	Form of Restricted Stock Agreement for use with the 2017 Incentive Compensation Plan.

10.3†*	Form of Phantom Stock Agreement for use with the 2017 Incentive Compensation Plan.

Exhibit Number	Description

10.4†*	Employment Agreement, dated as of November 22, 2017, between the Registrant and Tyrone Johnson.

10.5†*	Employment Agreement, dated as of November 22, 2017, between the Registrant and Kendall R. Hoyd.

10.6†*	Employment Agreement, dated as of November 22, 2017, between the Registrant and Sunil Palakodati.

10.7*	Form of Indemnification Agreement between the Registrant and each of its directors and officers.

10.8*	Registration Rights Agreement, dated as of November 22, 2017, among the Registrant, Trive Capital Fund I LP, Trive Capital Fund I (Offshore) LP, Trive Affiliated Coinvestors I LP, Tyrone Johnson, Kendall Hoyd, Sunil Palakodati, Tim Reed, and B. Riley FBR, Inc.

10.9*	Loan and Security Agreement, dated as of September 3, 2014, among L.A.R.K. Industries, Inc. and Bank of America, N.A.

10.10*	First Amendment to Loan and Security Agreement and Limited Consent, dated as of February 13, 2017, between Bank of America, N.A. and L.A.R.K. Industries, Inc.

10.11*	Loan and Security Agreement, dated as of June 23, 2015, among Architectural Granite & Marble, LLC (f/k/a G&M OpCo LLC), AG Holdco (SPV) LLC, and Bank of America, N.A.

10.12*

First Amendment and Consent to Loan and Security Agreement, dated as of January 4, 2016, by and among

Architectural Granite & Marble, LLC (f/k/a G&M OpCo LLC), AG Holdco (SPV) LLC, and Bank of America, N.A.

10.13*	Second Amendment to Loan and Security Agreement and Joinder, dated as of February 28, 2017, by and among Architectural Granite & Marble, LLC (f/k/a G&M OpCo LLC), Pental Granite and Marble, LLC, TCFI G&M LLC, AG Holdco (SPV) LLC, and Bank of America, N.A.

10.14*	Lease, dated September 4, 2015, by and between Scholten Family Trust, dated April 14, 1992, as lessor, and L.A.R.K. Industries, Inc., as lessee.

10.15*	Contribution and Exchange Agreement, dated as of November 21, 2017, by and among the former equityholders of TCFI LARK LLC and TCFI G&M LLC party thereto, Select Interior Concepts, Inc., TCFI LARK LLC, and TCFI G&M LLC.

10.16*	Membership Interest Purchase Agreement, dated as of November 22, 2017, by and among the former equityholders of TCFI LARK LLC and TCFI G&M LLC party thereto, SIC Intermediate, Inc., TCFI LARK LLC, and TCFI G&M LLC.

10.17*	Contribution Agreement, dated as of November 22, 2017, by and between the Registrant and SIC Intermediate, Inc.

10.18*	Repurchase Agreement, dated as of December 20, 2017, by and among the Registrant and certain holders of Class B Common Stock of the Registrant.

14.1*	Code of Business Conduct and Ethics.

16.1*	Letter from Macias Gini & O’Connell.

21.1*	List of subsidiaries of the Registrant.

23.1*	Consent of Grant Thornton LLP, independent registered public accounting firm.

23.2*	Consent of Moss Adams LLP, independent auditors.

23.3*	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on the signature page to this Registration Statement).

*	To be provided by amendment.

†	Management contract or compensatory plan or arrangement.

(b)	Financial Statement Schedules:

See our Consolidated Financial Statements starting on page F-1. All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or the information is included in the consolidated financial statements, and have therefore been omitted.

Item 17. Undertakings.

(a)	The undersigned registrant (which we refer to as the “Registrant”) hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the Registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities: The Registrant undertakes that in a primary offering of securities of the Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the Registrant or used or referred to by the Registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and

(iv)	Any other communication that is an offer in the offering made by the Registrant to the purchaser.

(b)        The undersigned registrant hereby further undertakes to provide to the underwriters at the closing date specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(c)        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)	The Registrant hereby further undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Anaheim, State of California, on                 , 2018.

SELECT INTERIOR CONCEPTS, INC.

By:
Tyrone Johnson Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Tyrone Johnson and Kendall R. Hoyd, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution for him in any and all capacities, to sign (i) any and all amendments (including post-effective amendments) to this Registration Statement and (ii) any registration statement or post-effective amendment thereto to be filed with the U.S. Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Tyrone Johnson	Chief Executive Officer and Director (Principal Executive Officer)

Kendall R. Hoyd	Chief Financial Officer (Principal Financial Officer)

Christopher Zugaro	Chairman of the Board of Directors

Donald F. McAleenan	Director

Robert Scott Vansant	Director

Brett G. Wyard	Director